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03024289

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME M.J. Maillis S.A.

*CURRENT ADDRESS

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4975 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S* *(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL* *(OTHER)*	☐
DEF 14A	*(PROXY)*	☐		

OICF/BY: dlw

DATE : 7/2/03

82-4975

M. J. MAILLIS S.A.

ARIS
12-31-02

Global Partner
for "end of line" systems



ANNUAL REPORT 2002

M. J. MAILLIS S.A.

P A C K I N G   S Y S T E M S

A N N U A L   R E P O R T   2 0 0 2

LETTER TO THE SHAREHOLDERS

Dear Shareholders,

M.J.MAILLIS GROUP is the foremost European Group of Companies offering end of line solutions (machinery, service and secondary packaging consumables) for any industrial application. With a physical presence in most European countries and America via a network of 34 subsidiary companies, the Group provides local support and a regular flow of consumables.

The Group today is more powerful than ever before. Having essentially acquired 34 companies, the Group has successfully earned a name in the international markets with its new identity and size, its technologies, its products and power. The current members of management are now experienced managers of different nationalities and the Group continues to utilize economies of scale at all levels and has successfully brought expenses down.

In the past 2 years and more markedly so in the past months, the international economic climate has been and still is especially negative. However, against this difficult economic backdrop, where big companies have been faltering in the international arena, the Group has maintained its profitability levels and has grown significantly (15% in 2002).

More specifically, the 2002 data for the Maillis Group were as follows :

- *Consolidated Sales in the order of Euro 310.9 mill. against sales of Euro 270.8 mill. in 2001, an amount corresponding to an increase of 14.8 %.*

- *Consolidated Earnings before Taxes, Interest and Depreciation (E.B.I.T.D.A) Euro 54.5 mill. against Euro 43.5 mill. in the corresponding period of 2001, namely an increase of 25.4 %.*

- *Consolidated Earnings before Taxes (E.B.T.) Euro 26.1 mill. against Euro 25.9 mill. in the corresponding period of 2001.*

In 2002 the M.J.MAILLIS GROUP reaffirmed its strong presence in the international markets, marked a growth in the order of 15% and improved considerably its operating profits while pursuing rather strenuously the implementation of a significant plan to stabilize and assimilate the explosive growth of recent years.

The Group has heavily invested and is still investing in building the right infrastructure and principally in research and development programs.
Especially in the past year, sizeable investments were made aiming to strengthen the Group and to secure and improve its competitiveness.

- Multiple mergers were made in companies abroad. The merger of 6 companies belonging to the Group has already been completed.

- Part of the Group's production capacity was relocated, for instance from England to Poland, Italy, Greece.

- Staff numbers were brought down by 7.5% of the total.

- A number of new products were created as a result of sizeable investments in R&D during 2002, mainly machinery with competitive and technological advantages.

- The Group continued to invest in Information Systems (SAP).

This entire process is continuously empowering the Group by setting the right scene for the future. Only when the international markets have quieted down, will the most important work carried out in the past 5 years become obvious.

The key objective is the significant organic growth of the Company, by turning to account the explosive investment & development efforts of the past years. The effort towards streamlining Group operations and assimilating the companies acquired shall be pursued.

Michael J. Maillis
Chairman of the Board & CEO



Safety First Class

CONTENTS

BRIEF FINANCIAL DATA

«M.J.MAILLIS S.A. - PACKING SYSTEMS»

	2002 (in mill. Euro)	2001 (in mill. Euro)
PROFIT AND LOSS ACCOUNT		
Turnover from Industrial Activity	89.8	82.2
Turnover from Commercial Activity	4.2	7.3
Total Turnover	93.9	89.5
Operating Profit (E.B.I.T.D.A.)	15.9	13.8
Earnings before Interest, Depreciation and Taxes	19.8	20.0
Earnings before Depreciation and Taxes	19.4	19.2
Pre-Tax Earnings	4.1	5.9
Profit after Taxes and Board Emoluments	1.4	3.8
Total Dividend	4.2	5.7
EARNINGS PER SHARE (in Euro)		
Earnings before Interest, Depreciation & Taxes	0.3	0.3
Earnings before Depreciation & Taxes	0.3	0.3
Pre-tax Earnings	0.06	0.1
Profit after Taxes and Board Emoluments	0.02	0.1

	2002 (in mill. Euro)	2001 (in mill. Euro)
BALANCE SHEET DATA		
Net Incorporation Expenses	16.1	20.2
Net Fixed Assets	58.3	58.1
Current Assets	107.0	152.0
Total Assets	335.5	325.7
Equity	213.8	222.3
Total Liabilities	117.3	102.3
INDICES		
Annual Turnover Change (%)	5.0%	-3.0%
Gross Profit Margin (Before Depreciation)	36.8%	28.0%
Net Profit Margin (Before Taxes)	4.3%	6.6%
Mean Equity Profitability	2.4%	2.6%
Current Ratio	3.10	2.75
Acid Test Ratio	2.64	2.48
Liabilities/Equity	0.55	0.46

CONSOLIDATED FINANCIAL DATA FOR THE COMPANY

«M.J.MAILLIS S.A. - PACKING SYSTEMS»

	2002 (in mill. Euro)	2001 (in mill. Euro)
PROFIT AND LOSS ACCOUNT		
Turnover from Industrial Activity	242.5	201.4
Turnover from Commercial Activity	68.4	69.5
Total Turnover	310.9	270.8
Operating Profit (E.B.I.T.D.A.)	54.5	43.5
Earnings before Interest, Depreciation and Taxes	57.2	52.6
Earnings before Depreciation and Taxes	51.8	44.7
Pre-Tax Earnings	26.2	25.9
Minority Rights	0.3	0.2
Profit after Taxes, Taxes from Audit of Previous Years & Minority Rights	19.8	19.8
EARNINGS PER SHARE (in Euro)		
Earnings before Interest, Depreciation and Taxes	0.8	0.7
Earnings before Depreciation and Taxes	0.7	0.6
Pre-Tax Earnings	0.4	0.4
Profit after Taxes, Taxes from Audit of Previous Years & Minority Rights	0.3	0.3

	2002 (in mill. Euro)	2001 (in mill. Euro)
BALANCE SHEET DATA		
Net Incorporation Expenses	34.6	37.1
Net Fixed Assets	123.4	125.5
Current Assets	181.4	200.1
Total Assets	346.1	366.7
Equity	121.1	154.5
Total Liabilities	217.6	206.2
INDICES		
Annual Turnover Change (%)	14,80%	18,01%
Gross Profit Margin (Before Depreciation)	37,9%	34,2%
Net Profit Margin (Before Taxes)	8,4%	10,0%
Mean Equity Profitability	15,4%	14,3%
Current Ratio	1.5	1.5
Acid Test Ratio	1.0	1.0
Liabilities/Equity	1.8	1.3

	2002	2001
STOCK INDICES OF CONSOLIDATED RESULTS		
Total Capitalization (in mill. Euro)	186.7	387.5
P / E Ratio	9.4	19.5
Book Value per Share (BVPS)	1.7	2.1
Price / Book Value (P/BV)	1.5	2.5
EV	316	490
EV / EBIT	11.0	19.9
EV / EBITDA	5.8	11.3

GROUP TURNOVER


350
300
250
200
150
100
50
0
mln EUROS
229,5
270,8
310,9
Dec 2000
Dec 2001
Dec 2002
DATE

EBITDA


60
50
40
30
20
10
0
mln EUROS
38,3
43,5
54,5
Dec 2000
Dec 2001
Dec 2002
DATE

EBT


27,4
25,9
26,2
30
25
20
15
10
5
0
mln EUROS
Dec 2000
Dec 2001
Dec 2002
DATE

SALES PER GEOGRAPHICAL REGION (%)


REST WORLD
6%
GREECE
3%
NORTH AMERICA
14%
EASTERN EUROPE
20%
EUROPEAN UNION
57%

PRODUCTION PER COUNTRY (%)


CANADA
7%
GREECE
36%
ITALY
26%
SPAIN
1%
U.K.
10%
POLAND
11%
GERMANY
8%
ROMANIA
1%



1 INFORMATION ON THE DRAFTING OF THE ANNUAL REPORT FOR 2002 AND THE COMPANY AUDITORS

The present Annual Report contains all information regarding the condition, the progress of business and of the operating results as well as the strategy and prospects of the Company "M.J.MAILLIS S.A. - Packing Systems».

The present report was drafted and distributed according to the provisions of resolution no. 5/204/14.11.2000 of the Capital Market Commission.

Investors may collect their copy of the Annual Report for 2002 at the Company Offices, at 5, Xenias & Harilaou Trikoupi Str., 145 62 Kifissia, tel. 210 6285000.

The drafting of the Annual Report as well as the accuracy of the data contained herein are the responsibility of :

- Mr. Charalambos Stavrinoudakis, Chief Financial Officer of the Group, at 5, Xenias & Harilaou Trikoupi Str., 145 62 Kifissia, tel. 210 6285000.

- Mr. Petros Delis, Financial Manager for Greece, at 5, Xenias & Harilaou Trikoupi Str., 145 62 Kifissia, tel. 210 6285000.

- Mrs. Lina Dede, Investor Relations Manager, at 5, Xenias & Harilaou Trikoupi Str., 145 62 Kifissia, tel. 210 6285000.

The Board of the Company hereby declares that all its members have been advised of the contents of the present Report and together with its drafters solemnly certify that:

a. Any information or data contained herein are complete and true.

b. No further data exist and no events have taken place, the withholding or omission of which would render the contents of the Annual Report 2002 potentially misleading.

c. There are no pending litigations or arbitrations against the Company or its subsidiaries of a potentially significant effect on its financial position.

The Company is audited by Certified Accountants. The audit for the corporate financial years 2000 and 2001 was conducted by Mr. Konstantinos Kotsilinis, Certified Accountant, Association of Certified Accountants' Membership Number 127113715 of the auditors' Company PriceWaterhouseCoopers while the audit for the financial year 2002 was conducted by Mr. Kyriakos Riris, Certified Accountant, Association of Certified Accountants' Membership Number 12111 of the auditors' Company PriceWaterhouse Coopers. The auditors' reports are set out in the Appendix hereof under the published Financial Statements. Note that until the close of the financial year 2002, the Company had undergone tax audit up to and including the financial year 1999. Tax audit for the financial years 2000 and 2001 was completed in March 2003.

2 COMPANY INFORMATION

2.1 GENERAL INFORMATION

The Company was established in 1968 as a Limited Liability Company (Ltd.) and changed into a Commercial and Industrial Societe Anonyme (S.A.) in 1976. From April 2003, the registered office of the Company is in the Municipality of Kifissia, Attica, at 5, Xenias & Harilaou Trikoupi and it is registered in the Register of Societe Anonyme Companies with registration number 2716/06/B/86/43. The life of the Company has been fixed at sixty years to the year 2036.

The object of the Company according to article 4 of its Charter is :

a. General trade including imports, exports and representation of foreign companies.

b. Establishing and exploiting Industrial Units including, in particular, production units for all kinds of packaging band, whether metal or plastic.

c. Producing and trading all kinds of packaging materials and machinery as well as the corresponding raw materials, and promoting the sale of such goods by any mode or means and drafting the relevant studies.

d. Drawing up technical studies and providing manufacturing know-how, as well as manufacturing all kinds of industrial equipment and related production lines.

e. Establishing other companies of any form or participating in existing companies and enterprises or acquiring other companies and enterprises or cooperating with natural and legal persons sharing objects which are identical, similar, complementary or simply useful to the Company in any way, whether directly or indirectly.

The Company has two production units (at Inofita of Viotia and in Alexandroupoli) producing, respectively, metal and plastic strap, the former, and stretch and shrink film, the latter. Moreover, the Company has now expanded into Eastern and Western Europe and hence production is also underway in Europe and specifically : in Spain (Barcelona) where secondary packaging materials are produced, England where metal strapping band, plastic (PP and PET) strapping band and packaging machinery produced, Romania where shrink film and packaging machines are produced, Poland where stretch film and plastic bags are produced, Germany where packaging machinery as well as PP and Pet, edge boards and special strapping belts are produced, Italy where cardboard carton sealing machines with self-adhesive tape, strapping machinery and flexographic printers of self-adhesive tape are produced. In the United States, the company operates as a machine assembler for its subsidiary SIAT S.p.A. Finally, the Company's subsidiary recently acquired in Canada operates as a designer, manufacturer and distributor of stretch wrapping machinery.

In Greece the Company is purely exports-oriented, its exports making for 97% of its annual production (2002 data). M.J. MAILLIS S.A. has succeeded in consolidating its position in the international markets on the strength of the high quality of its products, of the powerful distribution networks it has built and maintained and of the efficient service provided to its customers.

2.2 HISTORY

The milestones in the history of the Company are the following :

1968 - The Company is established by the family of Mr. Michael J. Maillis as a Limited company.

1976 - The form of the Company changes from a LTD. company to a S.A.

1988 - The Company is presented with an award by the Chamber of Commerce and Industry of Greece for its exports achievements in the period 1985-1987.

1993 - The Company acquired the quality assurance certificate ISO 9002 for "Packaging Steel Band Production and Trade". This certificate is valid through 21-11-1996. The Company was among the 20 first enterprises in Greece to be granted the foregoing certificate and was the first Company in the metallurgy and metal processing industry to have received a certificate of this kind.

1994 - The Company listed its shares in the Parallel Market of the ASE. The first two subsidiaries of MICHAEL J. MAILLIS S.A. are established in the same year; the first with a registered office in Sofia, Bulgaria (August '94) and the second in Bucharest, Romania (December '94). The object of these two companies is to develop a distribution network for Company products in the Balkans. Moreover, the Company also became a producer via M. J. Maillis Romania.

1995 - The first subsidiary Company in Greece was established in March under the name STRAPTECH S.A., the object of which was to study, manufacture and sell automatic packaging machines and complexes, as well as mechanical equipment for the production of bands and other packaging materials.

In the same year, the Ministries for the National Economy and for Industry, Research and Technology approved the five-year business plan (1995 - 1999) to the amount of GRD 4.64 bill. which had been subject to the development law 2234/23a (GGV 195/1995) and was the biggest investment plan of the Company ever approved on the basis of that law.

1996 - The Company was reclassified from the Parallel to the Main Market of the Athens Stock Exchange. Moreover, in the same year the Ministry for Development approved the Company's investment plan in the Industrial Zone of Alexandroupoli of a total amount of GRD 1.64 bill. subsidized at 62% for building a plastic strapping band and packaging film production plant (L. 1892/90). Moreover, the ISO 9002 quality assurance certificate was renewed for the 3-year period 1996 - 1999.

1997 - The Company, as part of its expansion in the Balkans, established a new subsidiary Company in Poland with a registered office in Warsaw (March 1997) to market its products in that country. It also established a representative office with a registered office in Brussels with an aim to strengthening its product distribution network.

At the same time, it completed its investment plan (Phase A of the IND. ZO. of Alexandroupoli) two years earlier than originally scheduled, thereby marking a spectacular increase in its production capacity while expanding its product range by starting to produce and sell stretch and shrink film.

Two more Company investment plans are approved in the same year regarding the establishment of a natural gas-operated electricity co-generating unit to the amount of GRD 652 mill. at Inofita and in phase B of the investment plan in Alexandroupoli to the amount of GRD 2.5 bill. for the two-year period 1998-1999.

Moreover, in 1997 the Company raised a seven-year Bond Loan with private placement in the London market to the amount of 62 mill. DEM (GRD 9,818,568,000 at the exchange rate as at 31/12/1997) to reschedule its loan liabilities (Short Term – Long Term).

1998 – A new subsidiary company is established in the Czech Republic, M.J. Maillis Czech Republic SRO with a registered office in Prague (April 1998). In that same year, MICHAEL J. MAILLIS S.A. acquired the majority of shares in the Incoplastic S.A. and Rocalu S.A. companies in Spain. Incoplastic S.A. was renamed M.J. Maillis Espana S.A. A new subsidiary company is established in Albania, M.J. Maillis Albania Ltd. Finally, the company's quality assurance system was upgraded in 1998 according to ISO 9001 with validity through to 31-12-2003.

1999 – The Company, in line with its strategic expansion, made further acquisitions in England. First, MICHAEL J. MAILLIS S.A. acquired the company Castlegate, which then acquired the Payne Strapping Systems Division of Bunzl. Plc. The new company created was renamed Payne Strapping Systems Ltd. Payne Strapping Systems Ltd. then merged by acquisition with Elsten Ltd. company.

M.J. Maillis France SAS is established. M.J. Maillis France SAS acquired 100% of the Codami SARL and Cerbere Agrafvit S.A. companies, together with the Sovarec Division of Cerbere S.A. Codami SARL was then renamed Cerbere Sovarec S.A. and acquired the Sovarec division of Cerbere S.A.

OMS Maillis America Inc. is established through the joint venture of MICHAEL J. MAILLIS S.A. and OMS SpA. in the city of Charlotte, North Carolina.

A new subsidiary company is established in Hungary, M. J. Maillis Hungary KFT. The foregoing company acquired the Danubia Pack trademark together with some fixed assets of the company and was renamed Danubia Pack Maillis Group.

Phase B of the Alexandroupoli investment plan to the amount of GRD 2.5 bill. is completed.

In the end of 1999, the Company made the following acquisitions : Siat S.p.A. in Italy at 100% and its subsidiaries (Ar.te Srl, Gramegna S.p.A., Ipe CO, Combi Packaging Systems, Siat USA), Columbia S.r.l. in Italy at 60%. Siat Spa is a manufacturer of cardboard carton sealing machines with self-adhesive tape, stretch strapping machinery and self-adhesive tape flexographic printers. Columbia S.r.l. is a strapping machine manufacturer.

2000- In the course of the year, the Group completed a number of major strategic acquisitions.

Specifically, the Company took one step further towards completing its commercial network in Europe by acquiring 100% of the Austrian company CYKLOP which was renamed CONTIPAK and which is the secondary packaging Market Leader in Austria.

The acquisition of the majority interest in the Finnish company OY ASTRAP AB was also completed. The said company together with ASTRAP AB, its Swedish subsidiary at 100%, is trading secondary packaging products.

The acquisition of DF PARTNER SRO in the Czech Republic was completed in May 2000, a company marketing and trading in secondary packaging products and one of the major distributors in the Czech Republic with an extensive sales network.

The acquisition of Sander GmbH was also completed in the same month, a German company designing, manufacturing and selling automatic strapping machines, plastic band for special strapping band, edge board and airbags for product transportation by containers.

It is worth mentioning the considerable investment efforts which started in 2000 in Romania to complete a modern machinery production unit based on the machinery production know-how of the SIAT and SANDER Group in a lower production cost country. The operation of the plant will begin by the end of the first semester of 2001.
In July 2000, SIAT SPA in Italy acquired a majority interest in SICME SRL. SICME SRL is a company specializing in the production of machine parts and components.

In September 2000 M.J. MAILLIS POLAND S.P.Zo.o. acquired the business and assets of MARFLEX Sp. Z.o.o. which assigned to her the right to use its trade name MARFLEX. Note that MARFLEX Sp. Z.o.o. is the biggest stretch film producer in Eastern Europe and the biggest plastic bag producer in Poland with a high standard printing capability.

The acquisition of the Swedish company Nydens Forpackings AB by Astrap AB, the Swedish subsidiary of M.J. MAILLIS S.A., which is trading in secondary packaging products was completed in December 2000.

The company refinanced the bond loan to the amount of 62,000,000 DEM as at 31/12/1999 with a medium-long term syndicated loan in Euro to the amount of 47 mill. maturing and repayable in 2003.

2001 - The first round of acquisitions was completed in 2001, thereby providing integrated end of line solutions. The following strategic acquisitions were made in the course of 2001 :

In May 2001 the MAILLIS Group acquired two Italian companies via its Italian subsidiary SIAT S.p.A., MEGA S.r.l., a producer of high-technology automated packaging machines for specialized uses and TAM S.r.l., a producer of machinist products and parts operating at maximum automation.

The acquisition of United Packaging PLC via HELERO BV in England was completed in August 2001. United Packaging PLC is a leader in automated stretch wrapping and stretch film production and sales.
In November 2001, the MAILLIS Group proceeded via HELERO BV to acquire Samuel Strapping Systems (UK) Ltd. in England, who represented the European operations of the Canadian Company Samuel Manu-Tech Inc. Samuel Strapping Systems is a leader in the production and distribution of heavy-duty packaging materials and machinery.

It is worth noting that the public offering of the subsidiary M.J. MAILLIS ROMANIA S.A. was successfully completed on 16/02/01. The capital raised by the company amounted to 1.46 mill. Dollars to finance its investment plan through the offer of 869,311 new shares at 45,000 ROL (USD 1.69 per share).

The new integrated information system (SAP) was also successfully completed in 2001.

2002 – In 2002, which was a year of marked negative climate, the M.J.MAILLIS GROUP achieved a growth rate in the order of 15% and saw a considerable improvement in its operating profit. The Group invested heavily in the development of new products (mainly machines with competitive and technological advantages) and made any necessary structural changes. The streamlining efforts of MAILLIS GROUP continued and were further accelerated in the course of the year, during which several subsidiaries of the Group were merged abroad (England, France, Italy, Austria) and production sites were relocated (e.g. from England to Poland, Italy, Greece). The main consequence of the foregoing was a significant reduction in the production and management costs, which will become even more apparent in the course of the Financial Year 2003.

In terms of acquisitions, it is worth mentioning that in April 2002, the company announced the acquisition via its subsidiary EUROPACK S.A.of WULFTEC INTERNATIONAL Inc., the biggest stretch wrapping machine producer in Canada. This first acquisition in North America was the strategic step forward that enabled the MAILLIS Group to expand its solid presence outside of Europe.

In April 2002, the Company also announced that its subsidiary SIAT S.p.A acquired 51% of the Dutch company Packimpro VOF, which was then renamed SIAT BENELUX B.V.

Moreover, the new packaging machine production line of M.J.MAILLIS ROMANIA, a subsidiary for the Group in Romania, opened in Bucharest in May

2002. The new production line increased the annual production of this unit by 3,500 machines and machine parts, while it was built to assimilate the production capacity in plain packaging machines of the Italian and German production units.

In June 2002, the Ordinary General Meeting of Company Shareholders deliberated and resolved inter alia the abridgment of the name of the Company from «MICHAEL J. MAILLIS S.A. - Packing Systems» to «M.J.MAILLIS S.A. - Packing Systems» and the corresponding amendment of Article 1 of the Company Articles.

In the course of the year, the Company also made an acquisition of strategic importance, buying out the Fixed Assets and the Brand Name of the Italian F.A.I. S.r.l., a company with a strong presence in the thermo-shrinking machine market of Italy and a major exporter to the European and North American markets.

At the end of the year, the Group announced its strategic participation by 30% in the share capital of the Italian 3L S.r.l., a rapidly growing manufacturer of electronic equipment and a software designer for industrial applications.

Moreover, having successfully completed in association with IBM the implementation of the project for the establishment of the SAP information system in Greece, the Group M.J.MAILLIS announced the launching of this project in its Italian subsidiaries (SIAT S.p.A., SICME Srl., MEGA Srl., TAM Srl. and COLUMBIA Srl.). This particular project is part of the efforts of the Group towards the modernization and more efficient operation of its network of subsidiaries, which the Group is also planning to later extend to other subsidiaries of the Group.

Note that in September 2002, in a survey conducted by Growthplus, the European-wide association of enterprising businessmen for the classification of the 500 fastest growing businesses of Europe in 2002, in terms of growth and new job position creating potential, of the 27 Greek enterprises participating, M.J.MAILLIS S.A. was considered to be the fastest growing company in Greece, while on a European-wide level, the Company ranked 19th. In the space of five years, M.J.MAILLIS S.A. brought its staff numbers up from 164 in 1996 to 1,976 in the end of 2001.

2.3 SHARE CAPITAL

The share capital of the Company is currently to the amount of Euro 55,212,221.60 divided into 72,647,660 ordinary nominal shares of a nominal value of Euro 0,76 each. The share capital of the Company changed as follows :

a. The founders' share capital of the Company was set at GRD 13,000,000 divided into 13,000 shares of a nominal value of GRD 1,000 and an offer price of GRD 1,000 each. This founders' share capital was covered and paid up by shareholders as envisaged in the charter (GGV 86/1976).

b. By resolution of the Ordinary General Meeting of Company Shareholders of 28.6.78, the share capital increased by GRD 2,000,000 with the issue of 2,000 new shares of a nominal value of GRD 1,000 and an offer price of GRD 1,000 each. This increase was covered by the shareholders and fully paid up in cash (GGV 2983/1978).

c. By resolution of the Extraordinary General Meeting of Company Shareholders of 8.3.79, the share capital was further increased by GRD 10,000,000 with the issue of 10,000 new shares of a nominal value of GRD 1,000 and an offer price of GRD 1,000 each. This increase was covered by shareholders and fully paid up in cash (GGV 540/1979).

d. By resolution of the Extraordinary General Meeting of Company Shareholders of 23.12.82, the share capital was further increased by GRD 8,620,000 with the issue of 8,620 new shares of a nominal value of GRD 1,000 and an offer price of GRD 1,000 each. This increase was covered by the GRD amount of 8,616,470 with the capitalization of the capital gain derived from the revaluation of fixed assets of L. 1249/82 and the balance of GRD 4,530 by shareholder cash payments for rounding (GGV 622/1983).

e. By resolution of the Ordinary General Meeting of shareholders of 28.4.86, the share capital was further increased by GRD 6,150,000 with the issue and allotment in the stead of a dividend of 6,150 new shares of a nominal value of GRD 1,000 and an offer price of GRD 1,000 each (GGV 2329/1986).

f. By resolution of the Ordinary General Meeting of shareholders of 15.6.89, the share capital was further increased by GRD 155,310,000 with the issue of 155,310 new shares of a nominal value of GRD 1,000 and an offer price of GRD 1,000 each. This increase was covered (a) by the GRD amount of 22,968,585 with the capitalization of the capital gain derived from the revaluation of fixed assets based on joint decree no. 2665/88 of the ministers for the National Economy and Finance and an additional cash payment of GRD 1,415 for rounding, (b) by the GRD amount of 32,337,279 with the capitalization of extraordinary reserves and the additional cash payment of GRD 2,721 for rounding and (c) by the GRD amount of 100,000,000 by cash payment (GGV 3415/89).

g. By resolution of the Extraordinary General Meeting of shareholders of 17.10.90, the share capital was further increased by GRD 235,000,000 with the issue of 235,000 new shares of a nominal value of GRD 1,000 and an offer price of GRD 1,000 each. This increase was covered by the shareholders and fully paid up in cash (GGV 4297/90).

h. By resolution of the Extraordinary General Meeting of shareholders of 30.12.92, the share capital was further increased by GRD 12,780,000 with the issue of 12,780 new shares of a nominal value of GRD 1,000 and an offer price of GRD 1,000 each. This increase was covered by the GRD amount of 12,778,501 with the capitalization of the capital gain derived from the revaluation of fixed assets based on L.1731/87 and the balance of GRD 1,499 by the additional cash payment for rounding (GGV 394/1993).

i. By resolution of the Ordinary General Meeting of shareholders of 29.6.93, the share capital was further increased by GRD 99,025,000 with the issue of 99,025 new shares of a nominal value of GRD 1,000 and an offer price of GRD 1,000 each. This increase was covered by the GRD amount of 99,021,048 with the capitalization of the capital gain derived from the revaluation of fixed assets based on L.2065/92 and the balance of GRD 3,952 by the additional cash payment for rounding (GGV 5770/93).

Following the foregoing increases, the share capital amounted to GRD 541,885,000 divided into 541,885 shares of a nominal value of GRD 1,000 each.

j. The Extraordinary General Meeting of Shareholders of 11.2.94 resolved the following :

- A reduction in the nominal value of Company shares from GRD 1,000 to GRD 250 to replace each old share by four new shares.
- The listing of Company shares in the parallel market of the Athen's Stock Exchange according to applicable law, and
- The increase in the Share Capital of the Company by the GRD amount of 101,415,000 with the issue of 405,660 new ordinary unregistered shares of a nominal value of GRD 250 and an offer price of GRD 1,000 each.

ja. The Extraordinary General Meeting of Shareholders of 8/3/95 resolved to increase the share capital by 10% or by GRD 64,330,000 with the issue of 257,320 new ordinary shares of a nominal value of GRD 250 each and an offer price of GRD 2,900 each.

jb. The Extraordinary General Meeting of Shareholders of 19/10/1995 resolved the increase of the share capital of the Company by GRD 707,630,000 with the capitalization of reserves and the issue of 2,830,520 new unregistered shares of a nominal value of GRD 250 each. New shares were distributed to shareholders by a scrip issue of 10 for 10.

jc. The Ordinary General Meeting of Company Shareholders of 2 May 1996 resolved the following :

a. To increase the share capital by GRD 225,000,000 by the payment of cash and the issue of 900,000 new ordinary unregistered shares of a nominal value of GRD 250 each and an offer price of GRD 2,100 each.

b. To hand out new shares by Public Offering and to waive the pre-emptive right of old shareholders in this specific increase.

c. To reclassify the Company from the Parallel to the Main Market of the ASE.

jd. The Ordinary General Meeting of Company Shareholders of 27/6/1997 resolved to increase the share capital of the Company by GRD 328,052,000 with the capitalization of reserves and the issue of 1,312,208 new unregistered shares of a nominal value of GRD 250 each. New shares were distributed to shareholders by a scrip issue of 2 for 10.

je. The Ordinary General Meeting of Company Shareholders of 29 April 1998, resolved to increase the Share Capital by GRD 2,558,805,500 with the issue of :

a. 7,873,248 bonus ordinary unregistered shares of a nominal value of GRD 250 with the capitalization of reserves and the profit carried forward from previous financial years.

b. 2,361,974 ordinary unregistered shares of a nominal value of GRD 250 and an issue price of GRD 5,500 each. The new shares were allotted by preference to existing Company shareholders with a pre-emptive right as at the day the right was generated by a scrip issue of 3 for 10.

jf. The Ordinary General Meeting of Shareholders of 06/05/1999 resolved to increase the share capital of the Company by GRD 4,527,117,500 with the capitalization of reserves and the issue of 18,108,470 new unregistered shares of a nominal value of GRD 250 each. The new shares were allotted by a scrip issue of 10 for 10.

jg. The adjourned Extraordinary General Meeting of Company Shareholders held on 15 December 1999, unanimously resolved to increase its Share Capital by GRD 4,527,117,500 with the issue of :

a. 18,108,470 new ordinary unregistered shares of a nominal value of GRD 250, allotted by a 1 for 2 scrip issue, with the capitalization of reserves from the "Share Premium" account to the amount of GRD 4,527,117,500.

b. 18,108,470 new ordinary unregistered shares of a nominal value of GRD 250 and an offering price of GRD 2,800 each. The new shares were allotted by preference to existing Company shareholders with a pre-emptive right as at the date the right was generated by a scrip issue of 1 for 2.

jh. The Extraordinary General Meeting of Company Shareholders of 21.12.2000 resolved to change the ordinary unregistered company shares into ordinary registered shares.

ji. By resolution of the Ordinary General Meeting of Company Shareholders of 06.06.2002 the share capital of the Company was converted to Euro, as envisaged in L. 2842/2000 and was further increased together with the nominal value of shares as follows :

(a) by the amount of Euro 458.092,48 with the capitalization of reserves of an equal amount from the issue of shares above par for rounding off the par value of shares, so that the total share capital of the Company after such increase be to the amount of Euro 53.601.071,20 divided into 72,433,880 of a nominal value of Euro 0.74 each.

(b) by the amount of Euro 1.398.171,61 with the capitalization of the capital gain resulting from the revaluation of real property effected out in the course of the corporate financial year 2000 on the basis of L. 2065/1992 with an increase of the nominal value of shares to the amount of Euro 0.75930273 each and further by the amount of Euro 50,505.99 with the capitalization of reserves of an equal amount from the issue of shares above par for rounding off the nominal value of shares to Euro 0.76 each.

k. By resolution of the Board of Directors of the Company of 24.12.2002, the share capital of the Company was further increased by the amount of Euro 162.472,80 by cash payment and by the issue of 213,780 new ordinary nominal shares of a nominal value of Euro 0.76 each and an offer price of Euro 1.00 each. This amount was paid by the stock option holders (article 13 para 9 of C.L. 2190/1920) according to the resolution of 06.06.2002 of the General Meeting of Company shareholders.

Following the foregoing, the share capital of the company is to the amount of Euro 55.212.221,60 divided into 72,647,660 ordinary nominal shares, of a nominal value of Euro 0.76 each.

The following table is a summary of increases in the Company capital:

TABLE OF SHARE CAPITAL INCREASES

GM or BoD Date	GGV Number	Number of Shares	Nominal Share Value	Share Offering Price	By Cash Payment	By Capitalization of Reserves and Fixed Asset Revaluation	Share Capital at the Increase
1976	86/1976	13,000	1,000 GRD	1,000 GRD	13,000,000		13,000,000
28/06/1978	2983/1978	2,000	1,000 GRD	1,000 GRD	2,000,000		15,000,000
08/03/1979	540/1979	10,000	1,000 GRD	1,000 GRD	10,000,000		25,000,000
23/12/1982	622/1983	8,620	1,000 GRD	1,000 GRD	4,530	8.615.470	33,620,000
28/04/1986	2329/1986	6,150	1,000 GRD	1,000 GRD	0	6.150.000	39,770,000
15/06/1989	3415/89	55,310	1,000 GRD	1,000 GRD	4,136	55.305.864	95,080,000
15/06/1989	3415/89	100,000	1,000 GRD	1,000 GRD	100,000,000		195,080,000
17/10/1990	4297/90	235,000	1,000 GRD	1,000 GRD	235,000,000		430,080,000
30/12/1992	394/1993	12,780	1,000 GRD	1,000 GRD	1,499	12.778.501	442,860,000
29/06/1993	5770/1993	99,025	1,000 GRD	1,000 GRD	3,952	99.021.048	541,885,000
11/02/1994	1511/1994	405,660	250 GRD	1,000 GRD	101,415,000		643,300,000
08/03/1995	668/1995	257,320	250 GRD	2,900 GRD	64,330,000		707,630,000
19/10/1995	6815/1995	2,830,520	250 GRD			707.630.000	1,415,260,000
02/05/1996	6208/1996	900,000	250 GRD	2,100 GRD	225,000,000		1,640,260,000
27/06/1997	6394/1997	1,312,208	250 GRD			328.052.000	1,968,312,000
29/04/1998	2235/1998	10,235,222	250 GRD	5,500 GRD	590,493,500	1.968.312.000	4,527,117,500
06/05/1999	2999/1999	18,108,470	250 GRD			4.527.117.500	9,054,235,000
15/12/1999	292/2000	18,108,470	250 GRD			4.527.117.500	
15/12/1999	292/2000	18,108,470	250 GRD	2,800 GRD	4,527,117,500 GRD		18,108,470,000 GRD
06/06/2002	6894/2002		0.76 Euro			1.906.770,08 Euro	55.049.748,80 Euro
24/12/2002	428/2003	213,780	0.76 Euro	1 Euro	213.780 Euro		
Total		72.647.660	0,76 €		17.435.702,57 €	37.827.826,23 €	55.212.221,60 €

Note :

- At the Extraordinary General Meeting of 11.02.1994, the nominal value of shares was reduced from GRD 1,000 to GRD 250. As a result of this reduction, company shares went from 541,885 to 2,167,540 with a nominal value of GRD 250 each.
- By resolution of the Board of Directors of the Company of 24.12.2002 the share capital of the company was further increased by the amount of EURO 162.472,80 by cash payment and by the issue of 213,780 new ordinary nominal shares of a nominal value of 0,76 EURO each and an offering price of 1,00 EURO each.

2.4 DIVIDEND POLICY

In the past three years, Company dividends were distributed as follows:

(amounts in mill. EURO)	2000 (paid)	2001 (paid)	2002 (proposed)
Profit after Taxes	9.1	3.8	2.4
Total Dividend	2.5	5.7	4.2
Dividend per Share (€)	0,03	0,08	0,06
Dividend Yield	0,2%	1,1%	2,3%

The Board of Directors of the Company proposes the distribution of a dividend of 0,06 Euro per share. The materialization of the above proposal shall require, aside from the profits for the year after subtracting the income tax and forming the ordinary reserve (2.3 mill. Euro), the distribution also of part of the tax-free reserves under special provisions of laws which had formed from profits of previous years, an amount of 1.9 mill. Euro, after subtracting the income tax corresponding to these profits.

As part of its extensive investment efforts of the past years, the Company is largely following a conservative dividend policy. In the past two years, due to the poor stock market climate, the Company tried to distribute a higher dividend.

2.5 MARKET VALUATION OF SHARE

2002 was yet another year marked by a downward trend in share prices and low transaction volumes in the Athens Stock Exchange (A.S.E.). The General Index of the A.S.E. closed on 31/12/2002 at 1,748.4 units against 2,591.5 units on 31/12/2001, thereby marking a drop in the order of 32.5%.

The company's share price also followed this downward trend closing at 4,01 Euro – on 31/12/2002. Despite the difficult stock market climate, it is worth noting that the price of the MAILLIS share has not been subject to sharp fluctuations. New ways of negotiating shares in the stock market are now being introduced, this being one of several impending measures taken both by the Athens Stock Exchange as well as by listed companies with the aim of strengthening stock liquidity so that the price-setting mechanism be more effective. The spread between the purchase price and the selling price of a share plays a key role in measuring this liquidity. According to the spread prices, shares would now be divided into three negotiating categories. The mean spread price for the MAILLIS share (variance between best buying – selling prices) in the first four months of 2003 was 0.76 p.p, thereby placing the share in the five-hour continuous negotiation category, where shares with a mean daily spread below two percentage points are negotiated, a percentage which is the annually set limit for the year 2003.

The following data are a summary of the progress of the Company share.

Month	Closing Price (€)	Total Monthly Volume of Transactions (in shares)	Value of Total Monthly Volume of Transactions (€)
January	4.97	966,573	4,835,365
February	5.33	1,167,526	6,017,677
March	5.47	1,066,574	5,857,730
April	5.91	974,823	5,516,290
May	5.97	1,698,557	10,202,904
June	5.87	723,491	4,203,030
July	5.47	937,651	5,211,445
August	5.39	729,769	3,984,051
September	5.13	1,265,974	6,506,431
October	4.83	959,891	4,613,949
November	4.77	960,612	4,415,430
December	4.01	1,114,706	4,701,121

SHARE CHARTS

Share Price Evolution – Volume of Transactions


Euro / Stock Price
Volume of Transactions
7
6
5
4
3
2
1
0
700.000
600.000
500.000
400.000
300.000
200.000
100.000
0
1/02
2/02
3/02
4/02
5/02
6/02
7/02
8/02
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Stock Price
Volume of Transactions

Share Price Evolution – ASE General Index


Stock Price Evolution - ASE General Index
Euro / Stock Price
ASE General Index
7
6
5
4
3
2
1
0
3.000
2.500
2.000
1.500
1.000
500
0
1/02
2/02
3/02
4/02
5/02
6/02
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Stock Price
ASE General Index

Share Price Evolution – FTSE MID 40



Stock Price Evolution - FTSE/ASE MID 40
Euro / Stock Price
FTSE/ASE MID 40
7
6
5
4
3
2
1
0
350
300
250
200
150
100
50
0
1/02
2/02
3/02
4/02
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9/02
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11/02
12/02
Stock Price
FTSE/ASE MID 40

2.6 SHAREHOLDER COMPOSITION

I. SHARE DILUTION

The share of the company is highly diluted. The total number of shareholders as at 11.04.2003 amounted to 15,279. The following table shows the share dilution on 11.04.2003.

	SHAREHOLDERS		SHAREHOLDERS	
	Number	**%**	**Number**	**%**
0<Shares<=100	3,180	20.81	234,425	0.32
100<Shares<=1.000	9,727	63.66	4,081,654	5.62
1.000<Shares<=10.000	2,162	14.15	5,716,629	7.87
10.000<Shares<=100.000	170	1.11	4,814,856	6.63
100.000<Shares<=1.000.000	33	0.22	9,277,689	12.77
1.000.000<Shares	7	0.05	48,522,407	66.79
TOTAL	**15,279**	**100.00**	**72,647,660**	**100.00**

II. SHARE DISTRIBUTION AS AT 11.04.2003

The composition of company shareholders based on the shareholders' register of 11.04.2003 is depicted below:

NAME	SHARES	(%)
Michael Maillis	18,890,683	26.00
Horqueta Holdings Limited	21,058,024	28.99
Other Investors	32,698,953	45.01
TOTAL	**72,647,660**	**100.00**

SHAREHOLDER COMPOSITION (pie chart)


26%
45%
29%
Michael Maillis
Horqueta Holdings Limited
Other investors

With regard to Horqueta Holdings Ltd, where Mr. Michael J.Maillis holds a majority interest, the Company is reporting the following :

- Year established : 1992
- Registered Office : Originally Dublin, Ireland and now the British Virgin Islands
- Object of operations : Holding Company


M. J. MAILLIS UK
M. J. MAILLIS GROUP
MANCON2201
M. J. MAILLIS UK
M. J. MAILLIS GROUP
MANCON

2.7 ACQUISITION OF OWNED SHARES

According to article 16 para's 5 and 6 of CL 2190/1920 and the resolution of the Extraordinary G.M. of Company Shareholders as at 21.12.2000 on the acquisition of Owned Shares with the aim of supporting the share market value in the time period from 31.1.2001 to 06.06.2002, the Company acquired 1,638,850 Owned Shares at a mean cost value of five Euros and fifty cents (Euro 5,50) corresponding to 2.26% of the total share capital of the Company to that day. At the General Meeting of Shareholders of 06.06.2002, the Board of Directors advised the Shareholders of the register of Shareholders who acquired the shares as above.

Moreover, the Ordinary General Meeting of Shareholders of 06.06.2002 resolved that the Company shall again Acquire Owned Shares in accordance with article 16 para's 5 and 6 of CL 2190/1920, with the aim of supporting the share market value up to 7% of the total number of shares, namely up to 5,070,371 shares, within the next 12 months from the above date, with a maximum price of EURO nine (Euro 9,00) and a minimum price of EURO four (Euro 4,00) per share.

In accordance with the foregoing resolution, by 31.12.2002 the company acquired 2,117,300 Owned Shares at a mean cost value of five Euro and thirty-one cents (Euro 5,31) and a total value of 11,248,319 Euros.

2.8 HAND-OUT OF STOCK OPTIONS TO COMPANY EMPLOYEES AND BOARD MEMBERS

According to the resolution of 06.06.2002 of the Ordinary General Meeting of Shareholders of M.J.MAILLIS S.A., the Company has established a share appropriation plan for Board members and senior officers of the Company and its subsidiaries, in the form of stock options. The maximum number of shares that may be issued under the plan may not exceed cumulatively in the course of the next three years, namely until 31.12.2005, the amount of 7,200,000 shares. The exercise price for stock options has been fixed at one (1,00) Euro for each share. Stock option holders may exercise their option each year in the month of November by using the stock purchase option certificates. In December of each year, the Board issues shares which are then handed to stock option holders who have exercised their right by increasing the share capital respectively.

In consequence of the foregoing, by resolution of the Company Board of 24.12.2002 the share capital of the Company was further increased by the amount of EURO 162,472.80 by cash payment and by the issue of 213,780 new ordinary registered shares of a nominal value of EURO 0.76 each and an offering price of EURO 1.00 each. This amount was paid by nine (9) senior company directors, who are the stock option holders (article 13 para 9 of C.L. 2190/1920) according to the resolution as at 06.06.2002 of the General Meeting of Company Shareholders.

3 COMPANY BUSINESS

3.1 OBJECT OF OPERATIONS

The main object of Company operations is the production of metal strapping steel band (strap), plastic (PET and PP) strapping band and recently also of stretch and shrink film.

The term "packaging steel band" is used to describe any metal strapping band made of steel and used to close, seal and support the packaging of heavy industrial products. The European Standardization Commission C.E.N. (Comite Europeen de Normalisation) set up to establish and standardize European specifications has designated the following three types of packaging steel band :

a. Cold-rolled, without heat treatment.
b. Cold-rolled, with heat treatment.
c. Cold-rolled, with strong heat treatment

and the following types of plastic band :

a. Polypropylene plastic band (PP STRAP)
b. Polyester plastic band (PET STRAP)
c. Polyamide plastic band (PA STRAP)

The basic raw materials bought by the Company per product category are :

A) Strapping Steel Band (Metal Strap)
For Metal strap production, the Company buys Hot-rolled Steel Band. It is delivered in Coils of a maximum diameter of 2000 mm weighing 20 - 25 tons.
The main suppliers are :
Thyssen Russia, Ilva Italy, British Steel England, Eldemir Turkey, Kosice Slovakia, Duferco Belgium, MMK Russia, Severstal Russia, etc.

B) Strapping Plastic Band (Plastic Strap)
1. Polypropylene Strap (PP)
Strap is produced from Polypropylene (PP).
The main suppliers are : Montell Italy, Borealis Belgium, Solvay France
2. Terepthalic Polyester Strap (PET)
Recycled PET is either produced from PET Bottles which are cut up and washed at the Company facilities or bought ready cut up.

C) Stretch Film
Stretch film is produced from Linear Low Density Polyethylene (LLDPE). Three main types are used for its production, namely Butene, Exene and Octene.
The main suppliers are Dow Chemicals Switzerland, Polimeri Italy, Sabic S. Arabia.

D) Shrink Film
Shrink Film is produced from Low Density Polyethylene (LDPE).
The main suppliers are Dow Chemicals Switzerland, Polimeri Italy, Sabic S. Arabia, BP Chemical Europe (U.K.).

Apart from the above products manufactured in Greece, there are production units in Europe manufacturing edge boards and special strapping belts (SANDER), cardboard carton sealing machines (SIAT SPA), pallet-making machines (SIAT SPA), "dispensers" (ARTE SRL), shrinking machines (GRAMEGNA SPA), packaging machine parts and spare parts (SICME SRL), adjusted packaging lines (COMBI PACKAGING SYSTEMS), tools for metal and plastic strapping band (COLUMBIA SRL), heads and automatic packaging machines (SANDER), heavy-duty packaging materials and automatic stretch wrapping and stretch film machines (M.J.MAILLIS (UK) LTD), automatic stretch wrapping machines (WULFTEC INTERNATIONAL INC.)

3.2 PRODUCTS IN PRODUCTION - PRODUCTION PROCESS

1. Strapping steel band (Metal Strap)

With regard to strapping steel band, the Plant of the Company at Inofita manufactures products falling under the following categories. More specifically :

1.1. The Company has the capacity to produce packaging steel band, cold-rolled without heat treatment (Class (1) under EN 13246).

1.2. DYNAFLEX
Dynaflex is a high-quality cold-rolled packaging steel band, tempered and waxed with rounded edges, suitable for all uses and for all strapping machines, belonging to class (2). Dynaflex is produced in accordance with all international specifications and is available in a variety of widths, thicknesses, colours and coil rollings.

1.3 MEGADYNE - HIGH TENSILE
Megadyne is a cold-rolled steel band made of special raw material (Medium Carbon-High Manganese steel) and produced by use of special technology (Patenting Line-Heat treated process). Megadyne (class 3 under EN 13246) is a high-resistant, high-stretch and especially high impact-resistant product used in the most demanding heavy industrial applications.

The Company manufactures products with the foregoing qualities in a wide range of combinations in terms of:

- Rolling
- Colour
- Width
- Thickness

Presentation of the Production Process

The raw material for the production process is heat-rolled steel coils coming from European and Third World steelworks. These coils are non-deoxidized with a maximum width of 1,430mm, a maximum thickness of 3mm and a maximum weight of 25Tv.

The production process is fully verticalized. The raw material is first cut up at the cutting unit in coils of a width of 192mm to 260mm. The cut-up coils are then deoxidized on the pickling line. The next stage of the production process is the cold rolling (reduction of thickness) of deoxidized coils at the special cold rolling mill. This unit contains heavy-duty cutting machines, cold-rolling mills, etc. From the rolling mill, semi-ready materials are taken for processing to the Production Lines where they undergo cutting, smoothing of edges (sides), special heat processing, special tempering, waxing and finally coil-rolling in special wrapping devices. Ready products are removed from the Production Line and packaged by highly automated devices including robots, transportation devices with automated systems, automated strapping machines for the coils produced, and so on.
High Tensile materials are special in the sense that after rolling (and before processing in the Production Line) they undergo a special strong heat treatment at the Patenting Line to acquire the desirable mechanical properties.

The figure below is a chart of the production process:


Metal Strap Production Process Flow
Raw Material
Patenting
(Acquisition of Mech. Properties)
HT
Cutter
Pickling
Mills
Lines
End Product
DF
(Raw Material Cutting)
(Coils Deoxidation)
(Thickness Attenuation)
(Cutting, end polishing, heat treatment, dyeing, waxing, end product packaging)

Production Lines

There are 5 end product Production Lines :
Production Line #1: Producing products of any quality or size and Oscillated, Jumbo as well as Ribbon rolling products.
Production Line #2: Producing products of any quality or size and Ribbon rolling with re-rolling of ready products.
Production Line #3: Producing products of any quality or size and Oscillated rolling products
Production Line #4: Producing products of any quality or size and Ribbon rolling products
Production Line #5: Producing products of any quality or size and Jumbo, Super Jumbo rolling products

These are high-technology fully automated Production Lines.

Production Capability

The production capability of Production Lines is directly correlated to the Mix of Products in production. There are several factors determining capability per product which do not allow for product classification in terms of capability (in the sense that products with the same capability do not necessarily have common characteristics). Such factors determining the capability of installations are:

1. Product size
2. Product rolling
3. Product colour
4. Product quality
5. Technological factors

The total Metal Strap production capability of the Inofita Plant has been estimated on the basis of the individual capabilities of products in production and is in the order of 105,000 tons annually. This is the capability for plant operation in 4 shifts and 3 production lines.

Degree of Use of Production Facilities

The productive utilization of the time of operation of the facilities is especially high and is continuously improving by means of upgrades of the mechanical equipment of the Company.

2. Plastic Strapping Band (Plastic Strap)

Plastic strapping band products manufactured at the Inofita Plant include :
1) Plastic strapping band of Polypropylene (PP) type (3.1.2) according to EN 13394 and
2) Plastic strapping band of Polyester (Pet) type (3.1.3) according to EN.

Polypropylene plastic band is used in all light and medium applications while polyester plastic band is used in applications requiring high loads, elasticity and is intended for heavy-duty use.

Polypropylene and polyester are materials not affected by weather conditions and are not oxidizable (they do not rust). They are user friendly due to their lower weight and ease of storage. Their use is safe as they have no sharp edges. Moreover, they are easily disposed and recycled after their use.

Presentation of Production Capability

1) Polypropylene Band Production Process

The raw material used is polypropylene. Small amounts of readies, which are waste from the production process, are also used. These materials are granulated and then re-used.
The raw material is heated, melted and shaped by extrusion. The material is then cooled, thereby acquiring the desirable properties through an (automated and continuously monitored) process of successive strains effected by a sequence of drawing devices. The entire process as above is fully automated and PC monitored. Bands are then rolled in special rolling devices and packaged.

2) Polyester (PET) Band Production Process

The raw material used in polyester band production is primary polyester and recycled Pet materials (performs or flakes) while, as with polypropylene, any readies, which have resulted as waste, are granulated and then reused.
To start the production process a "mix" of pure – recycled Pet is prepared for use in production (going through special dehumidifying devices). The next stage in production includes the heating/melting of materials and their extrusion by way of special devices (extruders), thereby giving the product its initial form. The product is then cooled and goes through a system of successive drawing devices with the help of which the product is given its final attributes (the entire process is fully automated and PC monitored). Products are then rolled in special rolling devices and packaged.

All polyester and polypropylene products are fully identified thanks to the bar code system used in all production lines.

Plastic Strap Band Production Lines

There are 8 end product Production Lines operating with a production capability for products of any quality available at the Group and in a variety of rings and lengths.

Production Capability

As already mentioned in the relevant section on strapping steel band, the production capability of Production Lines is directly correlated to the Mix of products in production and is determined by a number of respective factors.

3. Automatic Packaging Film (Stretch film)

This film is relatively plain and is used mainly for the automated packaging and grouping of larger and bulkier objects such as, for instance, carton boxes, bricks, packages, etc. This product is useful for holding objects, which is why it is more resistant. This film provides product safety and protection from weather conditions and various other hazards faced when exposed in the outdoors.

The raw material used in stretch film production lines is linear low-density polyethylene (LLDPE).

There are either 3 or 4 layers depending on the line width.

Presentation of Production Process

The raw material in the form of grains first enters through a funnel into a screw which by means of a compression – heating system changes the grains into a plasticized mix. After the screw, the mix is fed into a feeding trunk which receives the separated materials of the mix from special extruders and makes them into a flow. The mix is then entered into the body of a mould which is mounted with adjustment screws spread throughout its length. At this stage of processing, the product produced may be adjusted as to the thickness. The mix then flows out of the mould in the form of a continuous sheet into the cooling roll which then cools and stabilizes it into film. The temperature of the main and secondary cooling rolls has a significant impact on the size and the crystallites and consequently also on the visual features of the band. The second cooling roll cools the other side of the band. At the final stage of this process, a PC checks the product features and all the actions carried out until the end product is placed into cartons boxes.

The entire line is fully automated and the operator may monitor all operations via a colour screen as well as intervene should a problem arise at any stage of the production process.

4. Automated Packaging Film (Shrink film)

This is also a plain film used principally for packaging different products such as, for instance, magazines, drinks, soft drinks, cans, etc., as well as for grouping objects. Shrink film is produced in many different types, depending on the use it is intended for. It is an environmentally friendly material being recyclable and non-toxic.

The shrink film production line, just like the stretch film production line, is a high-technology line using modern production applications, which guarantee a totally safe and efficient operation.

The raw material used in single-layer shrink film production lines is low-density polyethylene (LDPE – Low Density Polyethylene) for film production.

Presentation of Production Process

The following process is followed during production:

- Material feed and mix.
- Plasticizing (melting) in extruders.
- Injection from a cyclical standard clearance mould.
- Forming a «balloon» turned upwards.
- Air-cooling.
- Cutting film in stripes.
- Wrapping film in paper tubes.
- Packaging rolls in pallets.
- Storage.

Before the raw material enters the extruder, there is a drying, mixing and dosage stage. So, the right dose of materials to be used is then achieved in the following stage. In the extruder the raw material is warmed up until it reaches the necessary temperature for the shaping process and via a screw system it is pushed through to the point of extrusion. Then in the shaping unit a system feeds the liquefied material which by use of hot air takes the form of a balloon which rises and marks the beginning of the cooling process. The material is cooled by use of recycled. After the cooling phase, the material has been shaped and moves to the rolling point.

3.3 REAL PROPERTY - PRODUCTION FACILITIES - EQUIPMENT

The Company has two production plants in Greece at Inofita, Viotia and at the IND.ZO. of Alexandroupoli, respectively.

The plant of the Company at Inofita Viotia is located in a privately owned plot - an industrial site, of a total surface area of 72,000 sq.m. The Company buildings on this plot have a total surface area of 23,800 sq.m. The Alexandroupoli plant is inside a privately owned plot of a total surface area of 19,300 sq.m. on which there are facilities covering approximately 10,000 sq.m.

The mechanical equipment of the Company is privately-owned and consists of the following per plant:

A. INOFITA PLANT

Mechanical Equipment for Steel Band Production

1. Cutting Line. Cutting the raw material (heat-rolled steel coils) in coils of smaller width (so that the processing of these coils may continue in other Company facilities). The line has the capacity to cut steel rolls of a maximum width of 1,500mm and of a maximum thickness of 5mm. The capability of the Cutting line at full operation (4 shifts) is in excess of 130,000 Tv annually.

2. Pickling Line. Chemical pickling of cut-up coils. The capability of the line (in full operation) is in excess of 90,000 Tv annually. This line is fully automated, while all its operations are PC monitored.

3. Cold-rolling Line. Two cold-rolling lines (mills) are in operation, lowering the thickness of deoxidized coils. The total production capability of these lines amounts to 74,000 Tv annually. The line is fully automated, while all operations are PC monitored.

4. Patenting Line. The Patenting Line attributes specific mechanical properties to processed materials. The total capability of the line is in excess of 22,000 Tv annually. The line is fully automated, while all operations are PC monitored. Note that the patenting line does not process all materials, but only High Tensile materials.

5. Steel band production Line. Any kind of processing required for the production of end products is carried out in this continuous production line. At present there are 4 Steel Band Production Lines in operation which are highly automated facilities containing the following individual devices :

- Lengthwise cutting knife for the final width
- Unit for grinding – rounding of sides (edges)
- Surface tempering unit
- High frequency inductive furnace, of advanced technology for the heat treatment of products
- Band dipping device in wax solution
- Rolling assembly unit (a total of 62 rolling devices for all three Production Lines)
- End product packaging line. An automated line containing robot devices, automated fastening and pallet-making machines, coil transportation and electronic weighing devices.

The total capability of all four production lines amounts (in full operation) to 105,000 Tv annually. Note that the traceability of each end product produced is ensured by means of the Bar Code system.

Mechanical Equipment for Plastic Strapping Band Production

The plastic strapping band line (of polyester and polypropylene) consists of the following individual devices:

- Raw material drying line (for polyester products only)
- Dosometric extruder feeding stations
- Extruder
- Extrusion head of heated material in the form of bands
- Cooling line of extruded bands

- Band heat straining device by use of pulling battery devices and straining furnaces
- Embossers
- Heat annealing device for bands by use of pulling battery devices and straining furnaces
- Band end cooling line
- Band straining line
- Band rolling station

At the Inofita plant there are five polypropylene plastic band production lines and three polyester band production lines. All lines are equipped with systems of automated monitoring and regulation of production conditions.

Aside from the equipment mentioned above which regards the production of ready products, the following equipment is used to prepare the reuse of waste material:

- Polypropylene recycling breaker with granulator carrying a corresponding extruder
- Polyester granulator

Auxiliary Mechanical Equipment.

Aside from the Strapping Steel and Plastic (polypropylene and polyester) Band Production Facilities, a series of mechanical/electrical/electronic facilities are also operating at the Inofita plant :

- Chillers
- Cooling towers
- Water processing and cleaning units (reverse osmosis, etc.)
- Compressed air production lines
- Steam producing units by use of natural gas
- Colour stirring unit
- Machine part processing unit (rowls, cutting knives)
- Metal roll-shaping presses
- Palletted coil compression presses
- Fully automated ready-pallet rolling machines with stretch film
- Machines for polypropylene and polyester roll packaging by shrink film
- Devices for product quality characteristics control
- Bar Code production data collection system

According to data as at 31/12/2002, the net value of machines and other equipment amounted to 19,9 mill. Euro.

B. ALEXANDROUPOLI PLANT

1. Stretch Film Production Line (stretch plastic membrane). The production line consists of the following individual components:

- Dosometric system for mixing material for each extruder by controlling the dosage of each material per weight.
- Extruder station with 3 extruders for the 3 layer lines and 4 extruders for the 4 layer lines.
- Vapour absorption system.
- Recovery system for film strips from cutting edges with the recycling extruder (1 extruder for a 3-layer line and 2 extruders for a 4-layer line).
- Horizontal level mould with automatic clearance setting for thickness control.
- Vacuum-forming system.
- Film cooling unit consisting of cooling chill-roll and a pulling station.
- Horizontal film oscillation system.
- Film thickness measuring and control system.
- Cooling pump system and chillers.
- Automated rolling station with roll unloading and new paper ring adding robots.
- Film cutting mill for recycling.
- Line operation monitoring and control system.

At the same time there are certain auxiliary units for the operation of the line which are :

- Recycling mill with a corresponding extruder for material derived from film edge cutting (trimming).
- Water-cooling unit used for the cooling needs of the line.
- Automation and movement electrical panels as well as automatic production control system for the line.
- 8 raw material storage silo's with automatic feeder system.

The Alexandroupoli plant has 4 stretch film production lines:

3 stretch film production lines (2 designed by Nextrom and 1 designed by Primplast) fully automated of 2m useful production width and a capability of 7,000 tons/annum each.

1 stretch film production line designed by Nextprom with 3m useful production width and a capability of 11,000 tons/annum each.

2. Shrink Film Production Line (shrinking plastic membrane) fully automated with control systems allowing for process monitoring at all stages of production. There are 3 shrink film production lines. One is designed by the Italian company PRIMPLAST with a capability of 1,000 tons/year and two by Mechanoplastica with a capability of 800 and 1,200 tons/year of end product, respectively.
The features of the machinery are almost the same and consist of the following devices :

- Material dosometric system.
- Extruder system.
- Film guiding aperture.
- Pulling station.
- Perforation device.
- Corona processing device.
- Double rolling station.

At the same time there are auxiliary units for the operation of the line which are:

- Recycling apparatus for the material derived from film edge cutting (trimming).
- Cooling unit and water softening used for line cooling.
- Electrical automation and movement panels as well as automated control system for line production.

Auxiliary Mechanical Equipment (portal crane, lifting devices, trucks, air compressors)

According to the data of 31/12/2002, the net value of machines and other equipment was to the amount of 8.8 mill. Euro.

3.4 VALUE OF FIXED ASSETS

The value of fixed assets of the Company M.J. MAILLIS S.A. is shown in the following table.

(amount in Euro)	Acquisition Cost 31.12.2001	Additions (Reductions) 1.1.2002-31.12.2002	Cost Value 31.12.2002	Depreciation 31.12.2001	Depreciation 1.1.2002-31.12.2002	Depreciation 31.12.2002	Net Value 31.12.2002
I. INTANGIBLE ASSETS							
1. Research and Development Expenses	836,144	69,523	905,667	28,113	165,399	193,512	712,155
2. Concessions and Industrial Property Rights	111,550	2,807	114,357	103,814	3,057	106,871	7,486
4. Advances for the Acquisition Of Intangible Assets		2,198,957	2,198,957	0	0	0	2,198,957
	947,694	2,271,287	3,218,981	131,927	168,456	300,383	2,918,598
II. TANGIBLE ASSETS							
1. Land	1,300,942	733	1,301,675	0	0	0	1,301,675
3. Buildings and Technical Works	18,632,403	493,688	19,126,091	6,269,579	1,429,825	7,699,404	11,426,687
4. Machinary - Technical Installations and Other Mechanical Equipment	55,876,945	4,848,093	60,725,038	24,609,574	7,389,758	31,999,332	28,725,706
5. Transportation Means	1,176,275	-58,380	1,117,895	618,019	98,779	716,798	401,097
6. Furniture and Other Fixtures	2,388,722	215,940	2,604,662	1,745,736	299,692	2,045,428	559,234
7. Assets under Execution and Advances	11,105,723	1,872,836	12,978,559				12,978,559
	90,481,010	7,372,910	97,853,920	33,242,908	9,218,054	42,460,962	55,392,958
Total Assets	**91,428,704**	**9,644,197**	**101,072,901**	**33,374,835**	**9,386,510**	**42,761,345**	**58,311,556**

3.5 SALES NETWORK

According to 2002 data, the Company exports about 97% of its annual production to the European and world markets. In response to the heavy international competition, the Company has built an extensive sales network abroad.

The Company is selling its line of heavy-duty packaging products at 70% via independent distributors of secondary packaging products in 55 countries with 450 distributors and at 30% via its subsidiaries.

In light packaging, the Company is selling 70% of its products via its subsidiaries and 30% via independent distributors.

The table below shows Company exports per country as a share of total sales for the financial years 2001-2002.

M.J. MAILLIS S.A. (% SALES PER COUNTRY)

Country	2002	2001
GERMANY	14.4	15.0
ITALY	8.0	7.7
GR. BRITAIN	8.0	3.6
FRANCE	8.7	10.7
AUSTRIA	3.8	4.2
SWITZERLAND	0.7	0.2
THE NETHERLANDS	2.6	2.1
BELGIUM	2.2	2.0
SPAIN	5.0	4.9
SWEDEN	2.7	2.2
FINLAND	2.2	1.8
OTHER EUROPEAN COUNTRIES	18.8	20.3
EUROPEAN TOTAL	**77.2**	**74.7**
SAUDI ARABIA	1.2	1.1
U.A. EMIRATES	1.7	2.5
ISRAEL	0.5	1.7
TAIWAN	0.0	0.1
USA	12.4	12.4
OTHER COUNTRIES	7.0	7.5
NON-EUROPEAN TOTAL	**22.9**	**25.3**
GRAND TOTAL	**100.0**	**100.0**

3.6 STAFF IN EMPLOYMENT

To meet more efficiently the ever increasing needs of production, M.J.MAILLIS S.A. has employed selected directors, employees, workers and technicians while gradually upgrading its human resources by hiring expert scientists.
The mean number of Company staff over the past two years has grown as follows:

	2002	2001
Workers & Technicians	242	205
Employees	64	106
Employees (University - Polytechnic Graduates)	96	90
Σύνολο	**402**	**401**

The Company's staff policy aims to use human resources more efficiently while maintaining high levels of employee satisfaction. Human resources are highly valued by the Company which is why it secures good working conditions for its staff while applying meritocratic criteria to staff advancement.

A breakdown of staff members in the past two years per educational level is shown below :

	2002	2001
Postgraduate Degree Holders	20	24
University Graduates	34	43
Polytechnic Graduates	20	12
Other	328	322
Total	**402**	**401**

Expenditures per staff employment category for the period 2001 - 2002 are shown in the following table :

in mill. Euro	2002	2001
Wages	8.8	7.8
Social Security Charges and Benefits	2.0	1.8
Total	**10.8**	**9.6**

The Company has effected an insurance policy for its staff with UNIVERSAL LIFE. The said policy provides life and private health insurance for company staff members.

3.7 INVESTMENTS

I. Investments for the Period 2001 - 2002

The table below shows a breakdown of Company investments in fixed assets over the past two years per category and per annum:

(in mill. Euro)	2002	2001
Land		
Buildings and Technical Works	0.49	0.41
Machinery, Technical Installations and Other Mechanical Equipment	4.85	8.11
Transportation Means	-0.06	0.16
Furniture and Fixtures	0.22	0.19
Total	**5.50**	**8.87**

All major investments realized by the Company in the period 2001 - 2002 are cited below :

1. NATURAL GAS PROJECT

An investment totalling Euro 1.913.426 was approved and subsidized at 35%, namely by Euro 669.700. The total cost of the investment was to the amount of Euro 2.498.518 while the amount of subsidy collected to date is Euro 614.742.

2. EXPANSION & MODERNIZATION OF STRAPPING PET (PET) BAND PRODUCTION LINE WITH THE ESTABLISHMENT OF A NEW PRODUCTION LINE:

The size of the investment amounts to 3.979.457 Euro and comes under L.2601/98 with a subsidized interest rate at 30% for a 2.201.027 Euro Bank Loan and the creation of a Tax-Free Reserve. The starting date for the investment was 28/12/1999 and the end date is 30/11/2003. The investment was completed on 6/11/2002 with a relevant expenditure to the amount of 3.911.150 Euro.

3. EXPANSION & MODERNIZATION OF STRAPPING PET (PP) BAND PRODUCTION LINE WITH THE ESTABLISHMENT OF A NEW PRODUCTION LINE:

The size of the investment amounts to 3.600.000 Euro and comes under L.2601/98 with a subsidized interest rate at 30% for a 2.458.800 Euro Bank Loan and the creation of a Tax-Free Reserve. The starting date for the investment was 1/1/2001 and the end date is 31/12/2005.
Through 31/12/2002 the relevant expenditure was to the amount of Euro 4.599.576.

II. Investment Plan 2002 – 2003

In 2002, which was a year of intense world economic conditions, the Company invested in fixed infrastructure projects and mechanical equipment to the amount of 5,50 mill. Euro. This economic climate persisted in the first quarter of 2003 and indeed worsened in conjunction with the market uncertainty both in raw materials as well as in ready-made products, due to the war in Iraq.
So, the Company decided that 2003 would be a year of full utilization of the already existing infrastructure, of increase in its productivity, of reduction of its expenditures, and, in general, a year of "tidying up" of the existing installations and processes.
In spite of the above, the Company is intending to invest in projects on environmental protection, energy saving, staff health and safety matters, fire safety and protection as well as in productivity and quality enhancing projects.
Specifically, the investments envisaged for the Inofita plant are to amount approximately to 1 mill. Euro divided as follows :

Type of Investment	%
Environmental Protection Projects	15%
Energy Saving	20%
Health and Safety	16%
Fire Safety/Protection	14%
Productivity and Quality Enhancing	30%
Various	5%

Distribution per product category is as follows :

Product Category	%
Metal Strap	60%
Plastic Strap	15%
General	25%

The investments envisaged, respectively, for stretch and shrink film production at the Alexandroupoli plant shall amount approximately to 450 thousand Euro and regard at 95% productivity and quality enhancing projects and at 5% staff and installation safety projects.

In 2004, the Company shall first take stock of the gradual recovery of growth rates internationally, shall then relaunch its "aggressive" investment policy and shall promptly draw up its corresponding investment plan.

3.8 RESEARCH & DEVELOPMENT OF NEW PRODUCTS

In the past year, the companies of the Group have invested heavily in the research and development of new products.

The following high-technology machines and tools were launched in the market in 2002 :

- Battery Tool: Tool for Pet Strapping applications.
- MW 2 Robottino: Semi-automatic Mobile Wrapper Devise.
- GC55-M: Heat Shrinking Wrapping Machine.
- GS-41: Steel strapping head for automatic heavy applications.
- RA 12/10: Fully automatic Stretch Wrapper with Rotating Arm.
- MANCON 2201: High-performance Stretch Wrapping Machine.
- SM 116: Automatic Carton Sealer for Fixed Size.
- WS 150/165: Wrapping machine designed for moving the assembled machine with film tension control by mechanical brake.
- Sander Power Master Machine
- Systems for Corrugated Industry.
- Systems for Construction Industries.
- Logistic Master.



4 MANAGEMENT

4.1 COMPANY MANAGEMENT - DIRECTORS

According to article 9 of the Charter, the Company is managed by a Board of Directors made up of a minimum of three (3) and a maximum of seven (7) members.

The present Board of Directors has five members, elected by resolution of the Ordinary General Meeting of Shareholders on 06/06/2002 for a term ending on the Ordinary General Meeting of Shareholders for the year 2006.

Following the above, the Board of the Company is composed of :

Michael J. Maillis,	Chairman of the Board and CEO
Sotirios Orestides,	Vice-Chairman
Charalambos Stavrinoudakis,	Councillor
Pier Matteo Guella,	Councillor
Michael Panagis,	Councillor

For specific actions, set out in detail in an act of the Board of Directors, the company is represented by the following officers : Michael J. Maillis, Charalambos A. Stavrinoudakis, Michael N. Panagis, Ioannis P. Nemfakos, Paraskevi K. Botsi, Nikitas I. Glykas, Efstratios D. Mimis, Petros I.-S. Delis, Sotiris I. Leonardos, Theodoros G. Papaglastras, Georgios K. Kondylis, Nikolaos V. Maroulis, Anastassios E. Petroutsas, Antonios A. Kolitsopoulos.

Company operations are managed by experienced directors, the most important being :

• Michael J. Maillis
Chairman of the Board of Directors, CEO and General Manager of the Group. An Iron Metallurgy Engineer with past experience in German Steelworks having specialized in the development of new steel types.

• Michael Panagis
Group Sales and Development Director. A Chemical Engineering Graduate of the Athens Technical University, with postgraduate studies in Management Science at Imperial College, London.

• Charalambos Stavrinoudakis
Group Chief Financial Officer. A graduate of the Athens Higher School of Economics and Commerce, with an MBA from the Athens Higher School of Economics and Commerce and from Erasmus University, Rotterdam. A former executive at Shell-Hellas S.A. and Shell International, London.

• Ioannis Nikolakopoulos
Legal Consultant to the Company with a long experience in the International Trade and Steel Industry and generally in commercial and corporate affairs.

• Ioannis Nemfakos
Group Human Resources Director. A Sociology graduate, holder of a Postgraduate Diploma in Public Administration from the United States. Moved to Greece in 1975. Formerly an executive at Warner Lambert, his last position with the company being Regional Human Resources Director, covering Europe, the Middle East, Africa and India.

• Efstratios Mimis
Group Supply Chain Consumables Director. A Chemical Engineering Graduate of the Athens Technical University. Formerly an executive at Shell Hellas S.A. and Shell Europe Oil Products S.A. at various positions, the last one being Supply Chain

Integration Manager for the Mediterranean.

• Paraskevi Botsi
Group IT Director. A physics graduate of Athens University having specialized in Information Technology. Past experience includes 10 years as IT Manager at Seagram.

• Nikitas Glykas
Sales Director for Eastern Europe. A physics graduate of Athens University with postgraduate studies in environmental and Ecological Sciences at Lancaster University. Previously employed at Mobil Hellas S.A. for 7 years.

• George Kondylis
Group Mergers and Acquisitions Manager. A graduate of the Athens Higher School of Economics and Commerce with postgraduate studies in Business Administration at the Manchester Business School. Formerly an executive at ABN AMRO BANK and a director in companies of the banking sector.

• Ioanna Demolitsa-Theodoropoulou
Legal Consultant to the Company with several years of experience in commercial and corporate affairs and in International Commerce. Formerly an Attorney and Legal Consultant to the BODOSAKIS and PAPASTRATOS S.A. Group of Companies.

• Petros Delis
Financial Manager in charge of the business units M. J. MAILLIS SA and STRAPTECH S.A. Greece. A graduate of the Business Administration Department of the Athens Higher School of Economics and Commerce. Formerly an executive at the Petrola Hellas refineries for several years and a manager at the multinational company YKK and at Petrolina S.A. and FAGE S.A.

• Angeliki Gerardou
Group Logistics Manager. A Mechanical Engineering graduate of the University of Patras. Also holder of an MSc in Logistics from the Athens Technical University. Formerly an executive with several years of experience in Logistics at Bosch/Siemens Hellas S.A.

• Konstantinos Kostoglou
Manager of the Inofita Plant. An electrical engineering graduate of the Athens Technical University, holder of an MBA from Fairleigh University, the United States. Formerly a manager at Shelman S.A, Johnson & Son Hellas, Bravo S.A and Global Finance.

• Sotiris Leonardos
Group Financial Control Manager. A graduate of the Department of Economics of the School of Law of Athens University. Formerly an executive at PriceWaterhouseCoopers, Bitros SA, Kostouris-Michaelidis SA Certified Accountants.

• Nikos Georgoudas
Group MIS Planning Manager. A graduate of the Department of Economics of the Athens Higher School of Economics and Commerce and holder of a postgraduate diploma from the Hellenic Business Administration Society (EEDE). Formerly an executive at the Macedonia-Thrace Bank, Shell Hellas S.A. and Shell Italia SPA (Milan).

• Lina Dede
Investor Relations Manager. A graduate of the Business Economics Department of the University of Wales, Swansea. Formerly an executive of the Investor Relations Department of the Germanos Group as well as an Investor Relations Manager at the Petzetakis Group.

• Anastassios Petroutsas
Treasury Manager. Previously Country Treasurer for Citibank Greece for several years, with experience in the international and domestic foreign exchange, money, bond and derivatives markets.

Note that no member of the Board or Company officer has ever been convicted for a dishonourable act or a financial crime or has ever become implicated in pending court cases regarding bankruptcy, criminal acts or the prohibition to :
a) carry on business,
b) conduct stock exchange transactions and

c) be employed as investment consultant, bank or insurance company manager, underwriter to an issue, securities company executive, etc.

The total annual gross earnings for the financial year 2002 of Company Managers (shown above), including the Legal Consultant to the Company, were to the amount of Euro 1.2 mill. (ranging from a minimum of Euro 30.8 thous. to a maximum of Euro 127.1 thous. per manager), while the corresponding amount of annual gross earnings for the financial year 2002 is estimated to the amount of Euro 1.3 mill. (ranging from a minimum of Euro 32.1 thous. to a maximum of Euro 127.1 thous. per manager).

Board emoluments on approval of the Ordinary General Meeting shall amount to Euro 29.3 thous.

The correspondence address for Company Managers as well as for Board Members is 5, Xenias & Harilaou Trikoupi St. Postcode 145 62, at the Municipality of Kifissia.

The following natural and legal persons are required, under article 8 of resolution 5/204/14.11.2000 of the Capital Market Commission, to carry out transactions involving Company shares or Company share derivatives negotiable in the Athens Derivatives' Stock Exchange or shares or derivatives of a company affiliated thereto, only on condition that they have previously advised the Company Board in relation thereto and that the said notification has been published in the Daily Price Bulletin of the A.S.E. at least one day before the transaction date:

Full name	**Position**
MAILLIS MICHAEL	CHAIRMAN OF THE BOARD & CEO
PANAGIS MICHAEL	BOARD MEMBER
STAVRINOUDAKIS CHARALAMBOS	BOARD MEMBER-GROUP CHIEF FINANCIAL OFFICER
DELIS PETROS	FINANCIAL MANAGER FOR GREECE
MAROULIS NIKOLAOS	CHIEF ACCOUNTANT
ACHNIOTIS GEORGIOS	HEAD OF INTERNAL AUDIT
DEDE LINA	HEAD OF THE SHAREHOLDERS' SERVICE DEPARTMENT & OF THE CORPORATE ANNOUNCEMENTS' DEPARTMENT
RIRIS KYRIAKOS	CHARTERED ACCOUNTANT
PAPAGEORGIOU ANTONIOS	CHARTERED ACCOUNTANT
KOTSILINIS KONSTANTINOS	CHARTERED ACCOUNTANT
NIKOLAKOPOULOS IOANNIS	LEGAL CONSULTANT
THEODOROPOULOU IOANNA	LEGAL CONSULTANT
HORQUETA HOLDINGS LTD	SHAREHOLDER WITH A PARTICIPATION OF 20% OR MORE
STRAPTECH S.A.	AFFILIATED COMPANY
M.J.MAILLIS BULGARIA EOOD	AFFILIATED COMPANY

Ονοματεπώνυμο	Ιδιότητα
M.J. MAILLIS ROMANIA SA	AFFILIATED COMPANY
HELERO BV	AFFILIATED COMPANY
MARFLEX M.J. MAILLIS GROUP SpZOO	COMPANY AFFILIATED VIA HELERO BV
M.J.MAILLIS (U.K.) LTD	COMPANY AFFILIATED VIA HELERO BV
M.J MAILLIS FRANCE SAS	AFFILIATED COMPANY
M. J. MAILLIS ESPANA SA	AFFILIATED COMPANY
ROCALU SL	AFFILIATED COMPANY
M.J. MAILLIS CZECH SRO	AFFILIATED COMPANY
M.J. MAILLIS ALBANIA LTD	AFFILIATED COMPANY
DANUBIA PACK M.J.MAILLIS GROUP KFT	AFFILIATED COMPANY
EUROPACK SA	AFFILIATED COMPANY
SIAT S.p.A	COMPANY AFFILIATED VIA EUROPACK SA
GRAMEGNA S.p.A.	COMPANY AFFILIATED VIA SIAT S.p.A.
SICME SRL	COMPANY AFFILIATED VIA SIAT S.p.A.
COMBI PACKAGING SYSTEMS LLC	COMPANY AFFILIATED VIA SIAT S.p.A.
SIAT USA INC	COMPANY AFFILIATED VIA SIAT S.p.A.
TAM SRL	COMPANY AFFILIATED VIA SIAT S.p.A.
MEGA SRL	COMPANY AFFILIATED VIA SIAT S.p.A.
SIAT BENELUX BV	COMPANY AFFILIATED VIA SIAT S.p.A.
COLUMBIA SRL	AFFILIATED COMPANY
CONTIPAK GMBH	AFFILIATED COMPANY
M.J.MAILLIS FINLAND OY	AFFILIATED COMPANY
M.J.MAILLIS SVERIGE AB	AFFILIATED COMPANY
NYDENS FORPACKINGS AB	COMPANY AFFILIATED VIA M.J.MAILLIS SVERIGE AB
SANDER PACKAGING B.V.	AFFILIATED COMPANY
MAILLIS HOLDING GMBH	AFFILIATED COMPANY
SANDER GMBH & CO KG	COMPANY AFFILIATED VIA MAILLIS HOLDING GMBH AND SMALL PARTICIPATION OF MAILLIS SANDER GMBH
SANDER N.V./ SA	COMPANY AFFILIATED VIA SANDER GMBH & Co KG
MAILLIS SANDER GMBH	COMPANY AFFILIATED VIA MAILLIS HOLDING GMBH
OMS AMERICA INC	AFFILIATED COMPANY
WULFTEC INTERNATIONAL INC	COMPANY AFFILIATED VIA EUROPACK SA

4.2 ORGANIZATION CHARTS OF THE COMPANY

The organizational structure of M.J.MAILLIS GROUP is shown in the following Organization Chart:



BOARD OF DIRECTORS
MANAGEMENT OF
M.J. MAILLIS GROUP
INTERNAL AUDIT
GROUP CEO
LEGAL DEPARTMENT
FINANCE
SALES
& DEVELOPMENT
HUMAN
RESOURCES
INFORMATION
TECHNOLOGY
SUPPLY CHAIN
CONSUMABLES
SUPPLY CHAIN
MACHINES
EASTERN
EUROPE
WESTERN
EUROPE
NORTH
AMERICA
M.J. MAILLIS S.A.
GREECE
STRAPTECH SA.
GREECE
WULFTEC INTERNATIONAL
INC
AMERICA
COLUMBIA SRL
ITALY
SIAT SPA
ITALY
GRAMEGNA SPA
ITALY
TAM SRL
ITALY
MEGA SRL
ITALY
SICME SRL
ITALY
M.J. MAILLIS
BULGARIA EOOD
BULGARIA
M.J. MAILLIS
ROMANIA S.A.
ROMANIA
MARFLEX M.J. MAILLIS GROUP
Sp ZOO
POLAND
DANUBIA PACK
M.J. MAILLIS
GROUP KFT
HUNGARY
M.J. MAILLIS
ALBANIA LTD
ALBANIA
M.J. MAILLIS
CZECH SRO
CZECH
M.J. MAILLIS
SLOVAKIA
SLOVAKIA
M.J. MAILLIS
FRANCE SAS
FRANCE
M.J. MAILLIS
ESPANA S.A.
SPAIN
M.J. MAILLIS
(U.K.) LTD
U.K.
CONTIPAK GMBH
AUSTRIA
M.J. MAILLIS
FINLAND OY
FINLAND
M.J. MAILLIS
SVERIGE AB
SWEDEN
SANDER
PACKAGING B.V.
NETHERLANDS
SANDER GMBH
& CO KG
GERMANY
SANDER N.V./S.A.
BELGIUM
BUSINESS
UNITS

The organizational structure of M.J.MAILLIS S.A. is depicted in the following chart:


BOARD OF DIRECTORS
INTERNAL AUDIT
CEO
M.J. MAILLIS
LEGAL DEPARTMENT
J. NIKOLAKOPOULOS
J. THEODOROPOULOU
FINANCE DIRECTOR
H. STAVRINOUDAKIS
SALES & DEVELOPMENT DIRECTOR
M. PANAGIS
HUMAN RESOURCES DIRECTOR
J. NEMFAKOS
INFORMATION TECHNOLOGY DIRECTOR
P. BOTSI
EASTERN EUROPE SALES DIRECTOR
N. GLYKAS
WESTERN EUROPE SALES DIRECTOR
NORTH AMERICA SALES DIRECTOR
A. VAN ZUIDEN*
SUPPLY CHAIN MACHINES DIRECTOR
P. GIACCHERO*
SUPPLY CHAIN CONSUMABLES DIRECTOR
E. MIMIS
INVESTOR RELATIONS MANAGER
L. DEDE
MERGERS & ACQUISITIONS MANAGER
G. KONDYLIS
TREASURY MANAGER
A. PETROUTSAS
FINANCIAL CONTROL MANAGER
S. LEONARDOS
MIS MANAGER
N. GEORGOUDAS
MANAGEMENT OF GREEK BUSINESS UNIT
HUMAN RESOURCES MANAGER
A. SAGIAKOS
FINANCIAL MANAGER
P. DELIS
INOFITA PLANT MANAGER
K. KOSTOGLOY
ALEXANDROUPOLIS PLANT MANAGER
PURCHASING MANAGER
T. PAPAGLASTRAS
INFORMATION TECHNOLOGY MANAGER
N. MOUATSOS

* The positions above are not organic positions of the parent Company, for this reason they are served by executives of foreign affiliate companies. Both of these executives report to the parent company's CEO.

4.3 PARTICIPATIONS OF BOARD MEMBERS AND PRINCIPAL SHAREHOLDERS IN THE BOARD OR AND THE SHARE CAPITAL OF OTHER COMPANIES

The table that follows shows the participations of Board Members and of the principal Company shareholders in the management and the capital of other companies.

Board Member or/and Principal Shareholder	**Participating Company**	**Position in the Board**	**Participation Share**
Michael J. Maillis	STRAPTECH S.A.	Chairman of the Board and CEO	1.00%
	MARFLEX M.J.MAILLIS GROUP SPZOO	Chairman of the Board	-
	M. J. MAILLIS FRANCE SAS	Chairman of the Board	-
	M. J. MAILLIS ESPANA SA	Chairman of the Board	-
	ROCALU SL	Chairman of the Board	-
	M. J. MAILLIS ROMANIA SA	Chairman of the Board	-
	M.J.MAILLIS BULGARIA EOOD	Administrator	-
	HELERO BV	Chairman of the Board	-
	M. J. MAILLIS ALBANIA LTD	Administrator	-
	EUROPACK SA	Chairman of the Board	-
	SIAT SpA	Chairman of the Board	-
	AR.TE SRL	Chairman of the Board	-
	GRAMEGNA S.P.A.	Chairman of the Board	-
	SICME SRL	Chairman of the Board	-
	COMBI PACKAGING SYSTEMS LLC	Chairman of the Board	-
	SIAT USA	Chairman of the Board	-
	MEGA SRL	Chairman of the Board	-
	COLUMBIA SRL	Chairman of the Board	-
	CONTIPAK GMBH	Chairman of the Board	-
	SANDER PACKAGING BV	Chairman of the Board	-
	M.J.MAILLIS FINLAND OY	Chairman of the Board	-
	M.J.MAILLIS SVERIGE AB	Chairman of the Board	-
	NYDENS FORPACKINGS AB	Chairman of the Board	-
	M.J.MAILLIS (U.K.) LTD	Chairman of the Board	
	MAILLIS SANDER GMBH	Administrator	

Board Member or/and Principal Shareholder	Participating Company	Position in the Board	Participation Share
Sotirios Orestides	-	-	-
Horqueta Holdings Limited	-	-	-
Pier Matteo Guela	SIAT USA INC	Councillor	-
Ioannis Nikolakopoulos			
(Councillor for M.J.MAILLIS S.A.	SIAT Sp.A.	Member	-
through 06.06.02)	AR.TE Srl	Member	-
	GRAMEGNA S.p.A.	Member	-
	COLUMBIA SRL	Member	-
	MAILLIS HOLDING GmbH	Administrator	-
Charalambos Stavrinoudakis	M.J.MAILLIS ROMANIA S.A	Member	-
	MARFLEX - M.J.MAILLIS GROUP SPZOO	Member	-
	EUROPACK SA	Member	-
	SIAT Sp.A.	Member	-
	AR.TE Srl	Member	-
	GRAMEGNA S.p.A.	Member	-
	COLUMBIA SRL	Member	-
	CONTIPAK GmbH	Member	-
	WULFTEC INTERNATIONAL INC	Member	
	SANDER PACKAGING BV	Member	-
	M.J.MAILLIS CZECH S.R.O.	Administrator	-
Michael Panagis	MARFLEX - M.J.MAILLIS GROUP SPZOO	Councillor	-
	M.J.MAILLIS ESPANA SA	Councillor	-
	ROCALU SL	Councillor	-
	M.J.MAILLIS (UK) Ltd	Councillor	-
	WULFTEC INTERNATIONAL INC	Councillor	-
	EUROPACK SA	Councillor	-
	SIAT SPA	Councillor	-
	COLUMBIA SRL	Councillor	-
	CONTIPACK GmbH	Councillor	-
	M.J.MAILLIS FINLAND OY	Councillor	-
	M.J.MAILLIS SVERIGE AB	Councillor	-
	SANDER PACKAGING BV	Councillor	-
	NYDENS FORPACKINGS AB	Councillor	-



5 REPORT ON COMPANY BUSINESS

5.1 ACTIVITY

The distinction between Industrial and Commercial Activity as well as the ratio of Company exports to total sales are shown in the following table:

ACTIVITY

	2002 (in mill. Euro)	%	2001 (in mill. Euro)	%
Industrial Activity	89.7	95.5%	82.2	91.8%
Commercial Activity	4.2	4.5%	7.3	8.2%
Total	**93.9**	**100.0%**	**89.5**	**100.0%**
Industrial Activity				
Domestic	8.4	9.4%	8.1	9.9%
Abroad	81.3	90.5%	74.1	90.1%
Total	**89.8**	**100.0%**	**82.2**	**100.0%**
Commercial Activity				
Domestic	0.3	7.1%	0.1	1.4%
Abroad	3.9	92.9%	7.1	97.3%
Total	**4.2**	**100.0%**	**7.3**	**100.0%**

Company sales over the past two years per product type are shown in the following table:

PRODUCT TYPE

	2002 (in mill. Euro)	%	2001 (in mill. Euro)	%
Steel Strap	54.9	58.5%	49.1	54.9%
Plastic Strap (PP & PET)	11.9	12.7%	9.1	10.2%
Shrink Film	1.4	1.5%	1.8	2.0%
Strech Film	20.1	21.4%	20.5	22.8%
Other Packaging Materials	5.6	6.0%	9.0	10.1%
Total Sales	**93.9**	**100.0%**	**89.5**	**100.0%**

The Products manufactured and traded by the Company are sold to steelworks, pipe-makers, wire-makers, building material, timber, aluminium, paper, food and drink and other industries, thereby offering a complete secondary packaging package/solution.

Note that, as stated above, 97% of Company production (in volume) is exported to countries of Europe, Asia, the Middle East, America and Africa.

5.2 PROGRESS OF OPERATIONS - RESULTS

The Turnover and Operating Results of the Company for the past two years are shown in the following table:

OPERATING RESULTS

	2002 (in mill. Euro)	2001 (in mill. Euro)
Turnover from		
Industrial Activity	89.8	82.2
Commercial Activity	4.2	7.3
Total Turnover	**93.97**	**89.51**
Less: Cost of Goods Sold	65.5	64.7
Gross Profit (1)	**28.4**	**24.8**
(% of sales)	30.3%	27.7%
Other Operating Income	0.3	0.6
Total Gross Profit	**28.8**	**25.4**
(% of sales)	30.6%	28.4%
Administrative Expenses	3.4	2.8
(% of sales)	0,0	0,0
Distribution Expenses	9.5	8.8
(% of sales)	10.1%	9.8%
Operating Profit	**15.9**	**13.8**
(% of sales)	16.9%	15.4%
Plus Income from Participations	1.6	1.4
Plus Profit from Sale of Participations - Securities	0.1	0.0
Plus Extraordinary and Non-operating Income	6.7	6.9
Less Extraordinary and Non-operating Income	2.9	2.2
Earnings before Interest, Depreciation and Taxes	**21.5**	**19.9**
(% of sales)	22.8%	22.3%
Credit Interest	1.7	2.2
Provision for devaluation of Participations & Securities	0.5	0.3
Loss from Sale of Participations & Securities	0.3	0.3
Debit Interest	3.0	2.3
(% of sales)	3.2%	2.6%
Earnings before Depreciation and Taxes	**19.4**	**19.2**
(% of sales)	20.6%	21.5%

	2002 (in mill. Euro)	2001 (in mill. Euro)
Depreciation	15.3	13.3
Pre-tax Earnings	**4.0**	**5.9**
(% of sales)	4.3%	6.6%
Taxes for the Year	2.6	2.1
Board emoluments	0.0	0.0
Profit after Taxes and Board Emoluments	**1.4**	**3.8**
(% of sales)	1.5%	4.3%
Taxes from Audits of Previous Years	0.0	0.0
Profit after Taxes, Taxes from Audits of Previous Years and Board Emoluments	**1.4**	**3.8**
(% of sales)	1.5%	4.3%

Notes:

(1) Depreciation has been subtracted from the Cost of Goods Sold, from Administrative Expenses and from Distribution Expenses when calculating the Gross Profit and the Operating Profit in the operating results, as follows:

(in mill. Euro)	2002	2001
Cost of Goods Sold	9.1	8.9
Administrative Expenses	6.2	4.4
Distribution Expenses	0.0	0.0
Total	**15.3**	**13.3**

- **TURNOVER**

The Turnover was Euro 93,97 mill. in 2002 against Euro 89,51 mill. in 2001, marking a 5% increase in spite of the persisting negative international climate.

- **COST OF GOODS SOLD**

The table below is a breakdown of the Cost of Goods Sold for the Financial Years 2002 and 2001:

BREAKDOWN OF COST OF GOODS SOLD

	2002 (in mill. Euro)	2001 (in mill. Euro)
Raw-Sec.packag. Mat. consumption	53.1	52.1
Consumption of Parts & Consumables	2.5	3.2
Expenditures (direct wages)	8.6	9.0
General Expenditures	14.9	15.2
	79.0	79.5
Less: Owned Fixed Asset Production	5.3	9.1
Less: Change in Inventory Products	0.5	0.3
Cost of Products Sold	74.3	70.7
Cost of Goods Sold	0.4	2.9
Cost of Goods Sold by M.J.Maillis S.A.	74.6	73.7
Less: Depreciation	9.1	8.9
Cost of Goods Sold (before Depreciation)	65.5	64.7

- **GROSS PROFIT MARGIN**

The Gross Profit Margin (before Depreciation) was 30% in 2002 against 28% in 2001. This increase was both a result of modernized and enhanced production processes and of the streamlining of the cost structure.

- **OTHER OPERATING INCOME**

A breakdown of the "Other Operating Income" account for the Financial Years 2002 and 2001 is shown below:

OTHER OPERATING INCOME

	2002 (in mill. Euro)	2001 (in mill. Euro)
Manpower Employment Organization Subsidies	0.0	0.2
Interest Rate Subsidies	0.1	0.0
Provision of Services to Third Parties	0.2	0.4
Rent	0.0	0.0
Total	**0.3**	**0.6**

• DISTRIBUTION EXPENSES

Distribution Expenses were Euro 9.5 mill. against Euro 8.7 mill. in 2001 marking an 8.3% increase, which is due to the increase in the volume of products sold.

• EXTRAORDINARY AND NON-OPERATING RESULTS

The table below is a breakdown of Extraordinary and Non-Operating Income and Expenses and of the Extraordinary Profit and Loss Account for the Financial Years 2002 and 2001:

EXTRAORDINARY AND NON-OPERATING RESULTS

	2002 (in mill. Euro)	2001 (in mill. Euro)
EXTRAORDINARY AND NON-OPERATING INCOME		
Exchange Differences (credit)	4.5	4.5
Fixed Asset Investment Subsidies Corresponding to the FY	2.2	2.3
Other Income	0.0	0.1
Income from Previous Years	0.1	0.0
Total (A)	**6.7**	**6.9**
EXTRAORDINARY AND NON-OPERATING EXPENSES		
Exchange Differences (debit)	1.8	1.3
Depreciation of Exchange Differences	0.5	0.5
Extraordinary Loss	0.1	0.0
Expenses from Previous Financial Years	0.1	0.1
Provisions for Contingencies	0.3	0.3
Compensation for Rent for Property	0.1	0.0
Other Expenses	0.1	0.0
Total (B)	**2.9**	**2.2**
EXTRAORDINARY & NON-OPERATING RESULTS (A-B)	**3.9**	**4.7**

Credit Exchange Differences in 2002 to the amount of Euro 4.5 mill. resulted from: a) the Exchange Difference of Fixed Deposits in foreign currencies, b) the Collection of Receivables from Customers Abroad, c) the settlement and valuation of Foreign Supplier Liabilities.

• FINANCIAL EXPENSES

The Financial Expenses of the Company in the course of the past two years were as follows:

FINANCIAL EXPENSES

	2002 (in mill. Euro)	2001 (in mill. Euro)
Interest on Long-term Loans	2.2	0.4
Interest on Sort-term Loans	0.6	1.6
Other Financial Expenses	0.3	0.4
Total	**3.0**	**2.3**

• APPROPRIATION OF PROFIT BEFORE DEPRECIATION

The appropriation of Profit Before Depreciation for the Financial Years 2002 and 2001 was as follows:

APPROPRIATION OF PROFIT BEFORE DEPRECIATION

	2002 (in mill. Euro)	2001 (in mill. Euro)
PROFIT		
Earnings before Taxes and Depreciation	19.4	19.2
Profit Carried Forward from Previous FY's	0.1	2.1
Reserves for Appropriation	2.9	0.0
Total	**22.3**	**21.4**
APPROPRIATION OF PROFIT		
Total Depreciation	15.3	13.3
Statutory Reserve	0.1	0.2
Income Tax & Other non-Incorporated Taxes	2.6	2.1
Board Emoluments	0.0	0.0
First Dividend	2.2	2.1
Additional Dividend	2.1	3.6
Profit Carried Forward	0.0	0.1
Total	**22.3**	**21.4**

5.3 BREAKDOWN OF FINANCIAL POSITIONN

The Financial Position of the Company for the Financial Years 2002 and 2001 are shown in the following table:

BALANCE SHEETS

	2002 (in mill. Euro)	**2001 (in mill. Euro)**
ASSETS		
Incorporation Expenses	37.0	35.3
Depreciation	20.9	15.1
Net Incorporation Expenses	**16.1**	**20.2**
Intangible Assets	3.2	0.9
Less Accumulated Depreciation	0.3	0.1
Tangible Assets	97.9	90.5
Less Accumulated Depreciation	42.5	33.2
Net Fixed Assets	**58.3**	**58.1**
Participating Interests in Affiliated Enterprises	150.0	93.7
Long-Term Receivables	0.1	0.2
Total Fixed Assets	**208.5**	**151.9**
Inventories	15.7	15.1
Receivables	82.4	102.0
Securities	2.3	10.6
Bank & Cash	6.3	24.3
Current Assets	**106.7**	**152.0**
Transitory Asset Accounts	**4.2**	**1.7**
TOTAL ASSETS	**335.5**	**325.7**
Contingent Accounts	*28.2*	*29.9*
LIABILITIES		
Share Capital	55.2	53.1
Capital Reserves and Profit Carried Forward	158.6	169.1
Total Equity	**213.8**	**222.3**
Provisions	**3.3**	**0.6**
Long-Term Liabilities	**82.9**	**47.0**
Suppliers-Notes Payable	12.0	12.0
Banks, Current Liability Accounts	14.2	34.5
Dividends Payable	4.6	5.7
Social Security Contributions and Taxes	2.9	2.5
Other Current Liabilities	0.6	0.5
Total Current Liabilities	**34.4**	**55.3**
Transitory Liability Accounts	**1.1**	**0.6**
Total Liabilities	**335.5**	**325.7**
Contingent Accounts	*28.2*	*29.9*

• INCORPORATION EXPENSES

A breakdown of Incorporation Expenses as at 31/12/2002 is shown in the following table (net value):

INCORPORATION EXPENSES (net value)

	2002 (in mill. Euro)	2001 (in mill. Euro)
Formation and Preliminary Expenses	0.2	0.2
Exchange Differences from Loans for Fixed Asset Acquisition	0.6	1.1
Pre-operating Loan Interest	5.3	5.2
Other Incorporation Expenses	9.9	13.8
Total	**16.1**	**20.2**

• ASSETS UNDER CONSTRUCTION

Assets Under Construction amounted to Euro 12.9 mill. on 31/12/2002 against Euro 11.1 mill. on 31/12/2001, marking an increase to the order of 17%. This increase is mainly due to investments made in the industrial complex of Inofita in plastic strapping band production.

• PARTICIPATIONS

Participations amounted to Euro 150,0 mill. on 31/12/2002 against Euro 93.7 mill. on 31/12/2001, marking an increase to the order of 60%. This increase is due both to the increase in the share capital of certain subsidiaries, as well as to new acquisitions made in the course of the Financial Year 2002. The following table shows a breakdown of Participations for the Financial Years 2002 and 2001.

BREAKDOWN OF PARTICIPATIONS

Company	31/12/2002 % Participation	31/12/2002 Cost Value (in mill. Euro)	31/12/2001 % Participation	31/12/2001 Cost Value (in mill. Euro)
M.J.MAILLIS BULGARIA EOOD	100.00%	0.3	100.00%	0.3
M.J.MAILLIS ROMANIA S.A.	81.70%	2.7	81.00%	2.7
STRAPTECH S.A.	99.00%	4.9	99.00%	4.9
MARFLEX M.J.MAILLIS GROUP Sp.ZOO	100.00%	21.3	100.00%	8.8
M.J.MAILLIS FRANCE S.A.S.	99.96%	5.3	99.96%	1.1
M.J.MAILLIS ESPANA S.A.	100.00%	3.5	100.00%	3.5
DANUBIA PACK M.J..MAILLIS GROUP KFT	100.00%	2.1	100.00%	2.1
ROCALU S.L.	100.00%	1.1	100.00%	1.1
HELERO BV	100.00%	27.5	100.00%	10.8
EUROPACK S.A.	100.00%	50.2	100.00%	30.0
CONTIPAK GMBH	100.00%	1.3	100.00%	1.2
COLUMBIA SRL	60.00%	2.7	60.00%	2.7
M.J. MAILLIS FINLAND OY	100.00%	1.9	100.00%	0.5
M.J.MAILLIS CZECH SRO	100.00%	2.0	100.00%	2.0
MAILLIS HOLDING GMBH	100.00%	21.3	100.00%	21.3
M.J.MAILLIS SVERIGE AB	100.00%	0.8	100.00%	0.0
OMS MAILLIS AMERICA INC	33.33%	0.2	33.33%	0.2
M.J. MAILLIS ALBANIA LTD.	100.00%	0.1	100.00%	0.1
SANDER PACKAGING BV	100.00%	0.7	100.00%	0.7
TOTAL		**150.0**		**93.7**

- **RESERVES**

The reserve account was Euro 15.7 mill. on 31/12/2002 against Euro 15.1 mill. on 31/12/2001 marking a slight increase in the order of 4%. Note that Company Reserve valuation is based on the mean monthly weighted cost.

• RECEIVABLES

Company Receivables as at 31/12/2002 amounted to Euro 82.4 mill. against Euro 102.0 mill. on 31/12/2001 marking a significant decrease in the order of 19%. The table below shows in detail Company Receivables as at 31/12/2002.

BREAKDOWN OF RECEIVABLES 2002

(amounts in mill. Euro)

Customers		
Domestic	0.8	
Abroad	17.1	
Subsidiaries	34.9	**52.8**
Cheques Receivable		**0.1**
Current Receivables		
from Affiliated Companies		
M.J.MAILLIS ROMANIA S.A.	0.4	
M.J.MAILLIS FRANCE S.A.S.	0.2	
HELERO BV	5.5	
EUROPACK	5.2	
CONTIPAK GMBH	2.0	
COLUMBIA SRL	0.1	
M.J. MAILLIS FINLAND OY	0.2	
MAILLIS HOLDING GMBH	1.6	
M.J. MAILLIS ALBANIA	0.1	
M.J.MAILLIS BULGARIA EOOD	0.4	
SIAT SPA	11.0	**26.5**
Doubtful Debtors – Customers in Litigation		**1.2**
Sundry Debtors		**0.1**
Greek State		
Income Tax Advances	0.9	
Withholding Income Tax	0.1	
VAT Receivable	0.8	**1.7**
Prepayments and Appropriation Account		**0.1**
Total		**82.4**

• **LONG-TERM LIABILITIES**

Company Long-Term Liabilities as at 31/12/2002 amounted to Euro 82.9 mill. and consisted of two middle-long-term syndicated loans. The Long-Term Liabilities of the Company as at 31/12/2001 amounted to 47.0 mill. Euro.

• **CURRENT LIABILITIES TO BANKS**

Current Liabilities to Banks as at 31/12/2002 amounted to Euro 14.2 mill. against 34.5 mill. Euro as at 31/12/2001.
Current Liabilities to Banks are shown in detail per bank and currency for the Financial Years 2002 and 2001.

(in mill. Euro)	31/12/2002			31/12/2001		
Banks	EURO	USD	TOTAL	EURO	USD	TOTAL
NBG				8.5		8.5
EUROBANK				1.1	2.0	3.1
CITIBANK				2.8	5.2	8.0
ABN-AMRO	1.0	1.0	2.0	0.9		0.9
BNP	4.0		4.0	6.0	3.1	9.1
ALPHA BANK	4.3		4.3	1.8		1.8
SAN PAOLO IMI	4.0		4.0	2.0	1.1	3.1
TOTAL	**13.3**	**1.0**	**14.2**	**23.1**	**11.4**	**34.5**

5.4 CONSOLIDATED TURNOVER - PROFIT & LOSS ACCOUNT

The Turnover and Profit and Loss Account of the Company for the Years 2002 - 2001 on a Consolidated basis are shown in the following summary table:

PROFIT AND LOSS ACCOUNT

(in mill. Euro)	2002	2001
Turnover from		
Industrial Activity	242.5	201.4
Commercial Activity	68.4	69.5
Total Turnover	**310.9**	**270.8**
Less: Cost of Goods Sold	203.0	186.9
Gross profit (1)	**107.9**	**84.0**
(% of sales)	34.71%	31.00%
Other Operating Income	0.9	2.0
Total Gross Profit	**108.8**	**86.0**
(% of sales)	35.00%	31.76%
Administrative Expenses	15.6	12.9
(% of sales)	5.02%	4.80%
Distribution Expenses	38.7	29.6
(% of sales)	12.44%	10.90%
Operating Profit	**54.5**	**43.5**
(% of sales)	17.54%	16.10%
Plus Extraordinary and non-Operating Income	11.3	14.4
Less Extraordinary and non-Operating Expenses	8.7	5.3
Earnings before Interest, Depreciation and Taxes	**57.2**	**52.6**
(% of sales)	18.40%	19.40%
Plus: Credit Interest	2.9	1.3
Profit from Sale of Participations & Securities	0.0	0.0
Debit Interest	8.2	9.2
(% of sales)	2.64%	3.40%
Earnings before Depreciation and Taxes	**51.8**	**44.7**
(% of sales)	16.68%	16.50%

PROFIT AND LOSS ACCOUNT

(in mill. Euro)	2002	2001
Depreciation	25.7	18.8
Pre-tax Earnings	**26.2**	**25.9**
(% of sales)	0.1%	0,1%
Income Tax	6.2	5.8
Profit after Taxes	**19.9**	**20.1**
(% of sales)	6.41%	7.40%
Differences from Tax Audits of Previous Years & Other Taxes not Incorporated into the Operating Cost	0.0	0.0
Share of Minority Shares	0.1	0.2
Profit after Taxes, Taxes from Audit of Previous Years & Minority Rights	**19.8**	**19.8**
(% of sales)	6.37%	7.30%

Notes:
(1) Depreciation has been subtracted from the Cost of Goods Sold, from Administrative Expenses and from Distribution Expenses when calculating the Gross Profit and the Operating Profit in the Profit and Loss Account, as follows:

(in mill. Euro)	2002	2001
Cost of Goods Sold	15.8	10.2
Administrative Expenses	9.1	5.3
Distribution Expenses	1.0	3.4
Total	**25.9**	**18.9**

The Company applies the total incorporation method to consolidate the companies. The companies included in the Consolidated Financial Statements per Financial Year are the following:

• 2002: M.J.MAILLIS S.A., STRAPTECH S.A., M.J. MAILLIS BULGARIA EOOD, M.J. MAILLIS ROMANIA S.A., HELERO BV, M.J. MAILLIS FRANCE SAS, MARFLEX M.J. MAILLIS GROUP SpZOO, M.J. MAILLIS ESPANA S.A., ROCALU S.L., M.J. MAILLIS CZECH SRO, M.J. MAILLIS ALBANIA LTD, DANUBIA PACK M.J. MAILLIS GROUP KFT, EUROPACK S.A., COLUMBIA SRL, CONTIPAK GMBH, M.J. MAILLIS FINLAND OY, M.J. MAILLIS SVERIGE AB, MAILLIS HOLDING GMBH, SANDER B.V., M.J. MAILLIS (UK) LTD, SIAT SPA, GRAMEGNA SPA, SICME SRL, SIAT BENELUX, IPE CORPORATION, COMBI PACKAGING SYSTEMS, MEGA SRL, TAM SRL, SIAT USA, MAILLIS SANDER GMBH, SANDER GMBH & CO KG, SANDER NV, WULFTEC INTERNATIONAL INC.

• 2001: MICHAEL J. MAILLIS S.A., STRAPTECH S.A., M.J. MAILLIS BULGARIA EOOD, M.J. MAILLIS ROMANIA S.A., HELERO BV, M.J. MAILLIS FRANCE SAS, MARFLEX M.J. MAILLIS GROUP SpZOO, M.J. MAILLIS ESPANA S.A., ROCALU S.A., M.J. MAILLIS CZECH SRO, M.J. MAILLIS ALBANIA LTD, DANUBIA PACK M.J. MAILLIS GROUP KFT, EUROPACK S.A., COLUMBIA SRL, CONTIPAK GMBH, OY ASTRAP AB, M.J. MAILLIS SVERIGE AB, MAILLIS

HOLDING GMBH, PAYNE STRAPPING SYSTEMS LTD, UNITED PACKAGING PLC, SAMUEL STRAPPING SYSTEMS LTD, CERBERE SOVAREC S.A., CERBERE AGRAVFIT S.A., SIAT SPA, ARTE SRL, GRAMEGNA SPA, SICME SRL, IPE CORPORATION, COMBI PACKAGING SYSTEMS, MEGA SRL, TAM SRL, SIAT USA, CONTIPAK GMBH & CO KG, NYDENS FORPACKINGS AB, MAILLIS SANDER GMBH, SANDER GMBH & CO KG, SANDER NV.

Note that the Company has been drawing up Consolidated Financial Statements since FY 1996.

• OTHER OPERATING INCOME

The said item concerns principally Insurance Indemnity and Subsidies from local State agencies.

• EXTRAORDINARY INCOME AND EXTRAORDINARY EXPENSES

These items concern principally Credit and Debit Exchange Differences, respectively. Income from synthetic swaps used by the Company is also shown under the item Extraordinary Income.
Other substantial amounts included are profit from the sale of a building in Austria and investment plan subsidies (depreciation).

• GROSS PROFIT MARGIN

The increase in the Gross Profit Margin on the previous financial year is due to the ongoing accelerating streamlining plan of the Group. The Group anticipates that the full effects of such plan shall become obvious when the global market should overcome the crisis it is currently in.

• ADMINISTRATIVE EXPENSES AND OTHER DISTRIBUTION EXPENSES

The increase of Administrative Expenses as a share of Sales is due mainly to the increase in the corresponding depreciation.
The increase of Distribution Expenses is connected, on the one hand, to the geographical distribution of sales (expansion into new markets) and, on the other hand, to the pressure on sale prices internationally (larger quantities corresponding to lower income while bringing about an increase in the cost of transportation).

5.5 CONSOLIDATED FINANCIAL POSITION

The Consolidated Balance Sheet data for M.J. MAILLIS S.A. for the Years 2002 and 2001 are shown in the following table:

CONSOLIDATED FINANCIAL POSITION

	2002 (in mill. Euro)	2001 (in mill. Euro)
ASSETS		
Incorporation Expenses	59.2	55.6
Depreciation	24.6	18.4
Net Incorporation Expenses	**34.6**	**37.1**
Intangible Assets	17.7	8.4
Less Accumulated Depreciation	2.4	0.6
Tangible Assets	194.4	186.8
Less Accumulated Depreciation	86.4	69.1
Net Fixed Assets	**123.4**	**125.5**
Participating Interests in Affiliated Enterprises	0.0	0.0
Long-Term Receivables	0.7	0.2
Total Fixed Assets	**124.1**	**125.7**
Inventories	68.3	68.2
Receivables	90.4	84.8
Securities	2.6	11.8
Bank & Cash	20.1	35.2
Current Assets	**181.4**	**200.1**
Transitory Asset Accounts	**5.9**	**3.8**
TOTAL ASSETS	**346.1**	**366.7**
Contingent Accounts	*52.2*	*37.5*
LIABILITIES		
Share Capital	55.2	53.1
Capital Reserves and Profit Carried Forward	65.9	101.4
Total Equity	**121.1**	**154.5**
Provisions	**6.2**	**5.1**
Long-Term Liabilities	**99.8**	**74.2**
Suppliers - Notes Payable	38.3	31.7
Banks, Current Liability Accounts	48.7	74.5
Dividends Payable	4.6	5.7
Social Security Contributions and Taxes	8.3	7.1
Other Current Liabilities	17.9	12.9
Total Current Liabilities	**117.8**	**132.0**
Transitory Liability Accounts	**1.2**	**0.9**
TOTAL LIABILITIES	**346.1**	**366.7**
Contingent Accounts	*52.2*	*37.5*

5.6 BREAKDOWN OF CONSOLIDATED FINANCIAL POSITION

I. LONG-TERM LIABILITIES

The following table is a breakdown of Long-Term Liabilities to Banks per company as at 31/12/2002:

(in Euro) Company	Balance 31/12/2002
M.J. MAILLIS S.A.	82,869,152
STRAPTECH S.A.	4,627
MARFLEX M.J. MAILLIS GROUP Sp. ZOO	5,498,882
M.J. MAILLIS FRANCE SAS	2,745,000
ROCALU SL	180,947
M.J. MAILLIS (UK) LTD.	738,792
SANDER GMBH & CO KG	3,621,926
TOTAL	**95,659,326**

II. CURRENT LIABILITIES TO BANKS

The following table is a breakdown of Current Liabilities to Banks per company as at 31/12/2002:

(in Euro) Company	Balance 31/12/2002
M.J. MAILLIS S.A.	14,234,955
M.J MAILLIS ROMANIA S.A.	611,519
STRAPTECH S.A.	3,567,000
MARFLEX M.J.MAILLIS GROUP Sp. ZOO	8,150,671
M.J.MAILLIS FRANCE SAS	1,150,000
M.J.MAILLIS ESPANA S.A.	1,811,693
ROCALU SL	107,926
SIAT S.P.A	15,291,744
M.J.MAILLIS (UK) LTD	1,153,260
UNITED PACKAGING PLC	557,727
SANDER GMBH & CO KG	2,058,629
TOTAL	**48,695,124**

III. OTHER INCORPORATION EXPENSES

The said item regards expenses related to company acquisitions (which did not burden the cost value) as well as expenditures related to mergers and the reorganization of the companies of the Group. Indicatively, we state that in the course of the year the companies in England, France, Austria and partly Italy were merged. Moreover, the specific item also shows the expenses for the acquisition and set-up of software, where sizeable investments were made in the previous year.

IV. SUNDRY DEBTORS

The said item contains a significant amount of Euro 3,700,000 of the company Europack (Luxembourg) which is money deposited in a "Trustee Fund" earmarked for the acquisition of the Canadian company Wulftec. The liabilities account Other Creditors contains a corresponding amount regarding the requirement for paying these amounts to previous company shareholders (on fulfillment of the relevant acquisition contract terms). The balance of the account corresponds to various liabilities such as loans and advances for staff members (subsidiaries) as well as V.A.T. receivable (subsidiaries).

V. SUNDRY CREDITORS

The two most important amounts under this item are an approximate amount of Euro 4 mill. for the acquisition in Canada (breakdown of Sundry Debtors) and an amount of Euro 2.4 mill. for an obligation relating to the acquisition of fixed assets by our subsidiary SIAT S.p.A. in the Italian company FAI Srl. The remaining amount regards other ordinary liabilities such as wages payable, sales commissions, etc.

VI. EQUITY

The Consolidated Equity of M.J. MAILLIS GROUP appears lower by the Euro amount of 121 mill. due to the accounting of the goodwill of the enterprises acquired as an amount subtracted from the liabilities. If such item appeared under the assets, which is the other alternative, the amount of Equity would be Euro 242 mill.

5.7 SOURCES AND USES OF FUNDS

The Sources and Uses of the Funds of M.J.MAILLIS S.A. for the period 2002 - 2001 are shown below:

SOURCES AND USES OF FUNDS

(in mill. Euro)	2002	2001
Sources of Funds		
Depreciation	15.3	13.3
Net Book Value	-8.5	-8.4
Provisions	2.7	0.3
Long-Term Liabilities	35.9	-2.3
Current Liabilities	-20.9	2.8
Transitory Liability Accounts	0.5	-0.1
TOTAL	**25.1**	**5.7**
Uses of Funds		
Investments	9.6	14.9
Incorporation Expenses	1.7	6.7
Participations and Long-term Receivables	56.3	41.0
Inventories	0.7	-4.1
Receivables	-19.6	3.7
Securities	-8.2	7.4
Bank & Cash	-18.0	-63.7
Transitory Asset Accounts	2.5	-0.2
TOTAL	**25.1**	**5.7**

The Sources and Uses of Funds of M.J.MAILLIS GROUP for the same period were, respectively, as follows:

SOURCES AND USES OF GROUP FUNDS

(in mill. Euro)	2002	2001
Sources of Funds		
Depreciation	25.7	18.8
Net Book Value	-3.0	-4.4
Provisions	1.1	1.7
Long-Term Liabilities	25.6	-9.3
Current Liabilities	-14.2	28.8
Transitory Liability Accounts	0.2	0.2
TOTAL	**35.4**	**35.8**
Uses of Funds		
Investments	16.9	30.2
Incorporation Expenses	3.7	10.7
Participations and Long-term Receivables	31.3	41.0
Inventories	0.1	7.8
Receivables	5.6	7.7
Securities	-9.2	9.2
Bank & Cash	-15.1	-70.4
Transitory Asset Accounts	2.1	-0.4
TOTAL	**35.4**	**35.8**

5.8 INTERCOMPANY TRANSACTIONS

The table below shows M.J. MAILLIS S.A. sales to its subsidiaries in the course of FY 2002 as well as other Company transactions:

(in mill. Euro) SUBSIDIARIES	SALES	COLLECTIONS	ACQUISITIONS	PAYMENTS
DANUBIA PACK M.J.MAILLIS GROUP KFT	1.5	1.2		
M.J.MAILLIS ALBANIA LTD.	0.4	0.3		
M.J.MAILLIS CZECH SRO	0.7	2.3		
HELERO BV	0.0	0.8		
M.J.M.SLOVAKIA	0.6	0.4		
SANDER PACKAGING BV	0.2	0.1		
M.J.MAILLIS BULGARIA EOOD	1.1	1.2	0.0	0.0
M.J.MAILLIS (UK) LTD.	6.4	3.9	0.1	0.0
MARFLEX M.J.MAILLIS GROUP Sp.ZOO	2.6	7.0	0.0	0.0
M.J.MAILLIS FINLAND OY	0.9	1.5		
CONTIPAK GMBH	2.4	2.3		
M.J.MAILLIS SVERIGE AB	1.2	1.4		
MAILLIS HOLDING GMBH	0.0	0.0		
COLUMBIA SRL	0.0	0.1	0.0	0.0
SIAT SPA	1.3	0.4		
SANDER GMBH & CO KG	1.3	1.4	0.0	0.0
M.J.MAILLIS ROMANIA SA	2.3	1.7	0.0	0.0
SANDER N.V.	0.7	0.6		
M.J.MAILLIS ESPANA SA	3.5	2.4		
SAMUEL CERCLAGE SARL	1.1	0.5		
CERBERE AGRAFVIT	3.7	4.8	0.0	
M.J.MAILLIS FRANCE SAS	1.0	2.3		
STRAPTECH AE	8.8	4.8	1.4	1.6
WULFTEC INTERNATIONAL INC	0.5	0.0		
EUROPACK SA	0.0	0.0		
TOTAL	**42.2**	**41.2**	**1.6**	**1.8**



GROUP CHART

The table that follows shows the companies affiliated to M.J.MAILLIS S.A.

PARTICIPATIONS OF M.J. MAILLIS S.A.

COMPANY	PARTICIPATION SHARE
STRAPTECH S.A.	99.00%
M.J.MAILLIS BULGARIA EOOD	100.00%
M.J. MAILLIS ROMANIA SA	81.667%
HELERO BV	100.00%
MARFLEX M.J. MAILLIS Group SpZOO	98.80%
M.J.MAILLIS (U.K.) LTD (1)	
(Consolidation of PSS, SSS & U.P. Plc. business activities)	100.00%
M.J MAILLIS FRANCE SAS	99.998%
M. J. MAILLIS ESPANA SA	100.00%
ROCALU SL	100.00%
M.J. MAILLIS CZECH SRO	100.00%
M.J. MAILLIS ALBANIA LTD	100.00%
DANUBIA PACK M.J.MAILLIS GROUP KFT	100.00%
EUROPACK SA	100.00%
SIAT S.p.A (Group) (2)	100.00%
GRAMEGNA S.PA.(3)	100.00%
SICME SRL (3)	60.00%
COMBI PACKAGING SYSTEMS (3)	50.00%
SIAT USA (3)	100.00%
TAM SRL (3)	71.00%
MEGA SRL (3)	70.00%
SIAT BENELUX (3)	51.00%
IPE CORPORATION (3)	100.00%
COLUMBIA SRL	60.00%
CONTIPAK GmbH	100.00%

PARTICIPATIONS OF M.J. MAILLIS S.A.

COMPANY	PARTICIPATION SHARE
M.J.MAILLIS FINLAND OY	100.00%
M.J.MAILLIS SVERIGE AB	100.00%
NYDENS FORPACKINGS AB (7)	100.00%
SANDER PACKAGING B.V.	100.00%
MAILLIS HOLDING GmbH	100.00%
MAILLIS SANDER GMBH (6)	100.00%
SANDER GMBH & CO KG (4)	99.98%
SANDER NV (5)	100.00%
OMS AMERICA INC	33.33%
WULFTEC INTERNATIONAL INC (2)	100.00%

Notes:

(1) Indirect participation via HELERO BV

(2) Indirect participation via EUROPACK SA

(3) Group SIAT

(4) Indirect participation via MAILLIS HOLDING GmbH and minor participation of MAILLIS SANDER GMBH

(5) Indirect participation via SANDER GmbH & Co KG

(6) Indirect participation via MAILLIS HOLDING GmbH

(7) Indirect participation via M.J.MAILLIS SVERIGE AB

6.1 SUBSIDIARY COMPANIES

1. STRAPTECH S.A.
(99% participation share)

The Company was established on 21.3.1995 and has a registered office in Maroussi, at 32, Kifissias Ave., Postcode 151 25. The company has two plants in the IND.ZO. of Alexandroupoli and branches in Peristeri, Attica, Salonica and Inofita, Viotia.

The company has the object of producing and trading self-adhesive edge board and paper rolls as well as marketing the products of the holding company and its subsidiaries in the Greek market.

The share capital of the Company is currently to the amount of Euro 5,224,400 divided into 7,060,000 shares of a nominal value of Euro 0.74.

The board of the company is composed of:

- Michael J. Maillis — Chairman of the Board and CEO
- Eleni Filipopoulou — Vice-Chairman of the Board
- Eleni Kalliga — Member
- Anna Maillis — Member
- Michael Panagis — Member

STRAPTECH S.A. appeared in the company books in the participation's account on 31/12/2002 with a cost value of Euro 4.9 mill.

2. M.J.MAILLIS BULGARIA EOOD
(100% participation share)

The Company was established on 1/3/1994 and has a registered office in Sofia, Bulgaria. The object of the company is to market the products of the holding Company in the Bulgarian market. The Company actually went into business after the first semester of 1995.

The share capital of the company is currently to the amount of 47,545,000 BGN divided into 47,545 shares.

The board of the company is composed of:

- Michael J. Maillis — Chairman
- Nikitas Glykas — Member

M.J. MAILLIS BULGARIA EOOD appeared in the company books of M.J. MAILLIS S.A. in the participation's account on 31/12/2002 with a cost value of Euro 0.3 mill.

3. M.J. MAILLIS ROMANIA S.A.
(81.667% participation share)

The Company was established on 1/2/1994 and has a registered office in Bucharest, Romania. The object of the Company is to market the products of the holding Company in the Romanian market. The company went into business in August 1995. The founders' share capital was $10,500. In 1999 the share capital of the company increased by GRD 365 mill. to finance the investment for establishing the production unit for shrink film and self-adhesive printed tape. The company employs a total of 88 staff operating on privately owned facilities and has a vehicle fleet for its transportation needs.

A productive investment was made in 1999 for the construction of a building of a total surface area of about 2,000 sq.m. to replace the existing warehouse and install therein a small-scale production plant for shrink film and self-adhesive printed tape.

The Extraordinary General Meeting of Shareholders of the subsidiary company M.J. MAILLIS ROMANIA S.A. convened on December 4, 2002 resolved the increase of the share capital of the company by the amount of 52,158,640,000 Lei and, specifically by 33,144,592,000 Lei with the capitalization of an equal amount of reserves resulting from the issue of shares above par with the issue of 5,215,864 shares of a nominal value of 10,000 Lei and the hand-out of these shares to the shareholders based on their share of participation in the share capital.

As a consequence of the foregoing increase, the share capital of the company is currently to the amount of 104,317,280,000 Lei divided into 10,431,728 shares of a nominal value of 10,000 Lei each.

The principal shareholder is "M.J.MAILLIS S.A.-Packaging Systems" with a participation of 81.667%. The board of the company is composed of:

- Michael J. Maillis Chairman
- Charalambos Stavrinoudakis Member
- Nikitas Glykas Member
- Michalis Trakadas Member

M.J.MAILLIS ROMANIA S.A. appeared in the company books in the participation's account on 31/12/2002 with a cost value of Euro 2.7 mill.

4. MARFLEX - M.J. MAILLIS GROUP SP.ZO.O. (98.8% participation share)

M.J. MAILLIS POLAND S.P.Z.o.o, a subsidiary of M.J.MAILLIS S.A., acquired the business and assets of MARFLEX S.P.Z.o.o., which assigned the former the right to use the name MARFLEX in its trade name. M.J. MAILLIS POLAND S.P.Z.o.o was then renamed MARFLEX – M.J. MAILLIS GROUP S.P.Z.OO with a registered office in Warsaw, Poland.

The company produces and trades in stretch film and plastic bags.

With the acquisition of the foregoing company, the turnover of M.J.MAILLIS S.A. as well as the market share for the above products increased considerably. Note that the said company is the Polish market leader in the production and trade of stretch film and plastic bags. The object of the company is marketing the products of the holding Company and its subsidiaries in the Polish market.

The company has the following shareholder composition:

- M.J.MAILLIS S.A. at 98.8%
- HELERO B.V. at 1.2%

In April 2002, the company increased its share capital by 45,356,250 PLN, following which the share capital of the company is now to the amount of 78,226,250 PLN divided into 1,564,525 shares of a nominal value of 50 PLN each.

The board of the company is composed of:

- Michael J. Maillis Chairman
- Michael Panagis Member
- Charalambos Stavrinoudakis Member
- Nikitas Glykas Member

MARFLEX - M.J. MAILLIS GROUP S.P.Zo.o appeared in the company books in the participation's account on 31/12/2002 with a cost value of Euro 21.3 mill.

5. M.J. MAILLIS CZECH SRO (100% participation share)

The Company was established on 1/3/1998 with a registered office in Prague, the Czech Republic and a branch in Slovakia. The object of the company is to market the products of the holding Company and its subsidiaries in the markets of the Czech Republic and Slovakia.

The share capital of the company is to the amount of 68,600,000 CZK.

Charalambos Stavrinoudakis is the administrator for the company.

M.J. MAILLIS CZECH SRO appeared in the company books in the participation's account on 31/12/2002 with a cost value of Euro 2.0 mill.

6. DANUBIA PACK MAILLIS GROUP KFT (100% participation share)

The Company was established on 26/1/1999 under the name M.J. MAILLIS HUNGARY KFT with a registered office in Budapest, Hungary. The object of the company is to trade and market the products of the holding Company and its subsidiaries in the Hungarian market.

In 1999 M.J. MAILLIS HUNGARY KFT acquired the trademark of Danubia Pack together with some fixed assets of the company and was renamed Danubia Pack Maillis Group KFT.

The share capital of the company is to the amount of 562,190,000 HUF.

Ioannis Nemfakos is the administrator for the company.

Danubia Pack Maillis Group KFT appeared in the company books in the participation's account on 31/12/2002 with a cost value of Euro 2.1 mill.

7. M.J. MAILLIS ALBANIA LTD
(100% participation share)

The Company was established on 25/11/1998 under the name M.J. MAILLIS ALBANIA LTD with a registered office in Tirana, Albania. The object of the company is to market the products of the holding Company and its subsidiaries in the Albanian market.

The share capital of the Company is to the amount of 7,100,000 LEK.

Michael J. Maillis is the administrator for the company.
M.J. MAILLIS ALBANIA LTD appeared in the company books in the participation's account on 31/12/2002 with a cost value of Euro 0.1 mill.

8. M.J. MAILLIS (U.K.) LTD
(100.00% participation via HELERO BV)

M.J. MAILLIS (U.K.) LTD. is the only corporate entity of the Group in England following the merger of the corporate activities of the companies Payne Strapping Systems Ltd., United Packaging Plc. and Samuel Strapping Systems Ltd. (a new corporate entity which emerged after Samuel Strapping Systems Ltd was renamed).

The registered office of the company is in Nottingham, United Kingdom. The object of the company is the production and distribution of industrial packaging materials and machines. The company holds a significant market share in Great Britain and is a major exporter to Europe.

The paid-up share capital of the Company is to the amount of £11,776,070 divided into 11,776,070 shares of a nominal value of £1 each.

The board of the company is composed of:

- Michael J. Maillis Chairman
- Michael Panagis Member
- Peter Davies Member
- Keith Osborne Member
- Kevin Swain Member

Information on the merged companies:

I. SAMUEL STRAPPING SYSTEMS (U.K.) LTD.
(100% indirect participation via HELERO B.V.)

The Company was acquired in 2001 with a registered office in England where it represented the European business of the Canadian Samuel Manu-Tech Inc. SAMUEL STRAPPING SYSTEMS (U.K.) LTD was acquired via HELERO BV. In 2002 the company was renamed M.J.MAILLIS (U.K.) LTD.

II. PAYNE STRAPPING SYSTEMS LTD
(non-operating)
(100% indirect participation via HELERO B.V.)
M.J.MAILLIS S.A. originally acquired CASTLEGATE 118 LTD which then acquired the Payne Strapping Systems Division of Bunzle.Plc. The new company emerged from the merger by acquisition of Elsten Ltd. by Payne Strapping Systems Ltd. The company had a registered office in Nottingham, United Kingdom with the object of producing, trading and marketing the products of the holding Company and its subsidiaries in the

British market. M.J.MAILLIS S.A. took control of the company on 21/05/1999.

The share capital of the Company is to the amount of 2,691,935 GBP divided into 2,691,935 shares of a nominal value of 1 GBP each.

III. UNITED PACKAGING PLC (non-operating)
(100% indirect participation via HELERO BV)

The Company was established in 1987 and was acquired in 2001 with a registered office in Cleckheaton, West Yorkshire, England. UNITED PACKAGING PLC was acquired via HELERO BV.

The object of the company was the production and marketing of stretch wrapping and stretch film automated machines.
The share capital of the Company is to the amount of £600,000 divided into 6,000,000 shares of a nominal value of 10p each.

The board of the company was composed of:
- Michael J. Maillis — Chairman
- K Taylor — Member
- P Davies — Member

9. ROCALU S.L.
(100% participation share)

The Company was established in 1987 under the name ROCALU S.L. with a registered office in Barcelona, Spain. The main object of the company is providing real estate services. M.J. MAILLIS S.A. took control of the company on 01/07/1998.
The share capital of the Company is to the amount of Euro 61,740 divided into 6,174 shares of a nominal value of Euro 10 each.

The board of the company is composed of:
- Michael J. Maillis — Chairman
- Michael Panagis — Member
- Ioannis Nemfakos — Member

ROCALU S.L. appeared in the company books in the participation's account on 31/12/2002 with a cost value of Euro 1.1 mill.

10. M.J. MAILLIS ESPANA S.A.
(100% participation share)

The Company was originally established in 1983 under the name INCOPLASTIC S.A. with a registered office in Barcelona, Spain. MAILLIS S.A. took control of the company on 01/07/98. On 28/05/99 the company was renamed M.J. MAILLIS ESPANA S.A. and has the same address with ROCALU S.A. The object of the company is to trade and market its own products and those of the holding Company and its subsidiaries in the Spanish market as well as to produce secondary packaging materials.

The share capital of the company is to the amount of Euro 1,402,161.24 divided into 233,000 shares of a nominal value of Euro 6.01 each.

The board of the company is composed of:
- Michael J. Maillis — Chairman
- Michael Panagis — Member
- Ioannis Nemfakos — Member

M.J. MAILLIS ESPANA S.A. appeared in the company books in the participation's account on 31/12/2002 with a cost value of Euro 3.5 mill.

11. M.J. MAILLIS FRANCE S.A.S.
(99.998% participation)

The Company was established in February 1999 under the name M.J. MAILLIS FRANCE S.A.S. with a registered office in Suassi of Montmorency, France. The registered office of the company later relocated to CERGY PONTOISE, 5, RUE DU COMPAS ZONE D' ACTIVITES DES BETHUNES, SAINT OUEN L'AUMON BP 9564, 95062 CERGY PONTOISE CEDEX. M.J. MAILLIS FRANCE S.A.S. was originally a holding company.

In 2002, the company acquired the shares of

SAMUEL CERCLAGE SARL from Samuel Strapping Systems (U.K.) Ltd., a subsidiary of the Group, and then proceeded to the merger by acquisition of the latter together with CERBERE AGRAFVIT S.A. and CERBERE SOVAREC S.A., which were by then its subsidiaries.

The share capital of the company is to the amount of Euro 2,100,300 divided into 140,020 shares of a nominal value of Euro 15 each.

The company has the following shareholder composition:
- M.J. MAILLIS S.A. with 140,019 shares corresponding to 99.998 %
- STRAPTECH S.A. with 1 share corresponding to a 0.001% share

The administrator of the company is Michael J. Maillis.

M.J. MAILLIS FRANCE S.A.S. appeared in the company books in the participation's account on 31/12/2002 with a cost value of Euro 5.3 mill.

Following the foregoing merger by acquisition of November 2002, the companies below were dissolved by operation of the law.

I. CERBERE AGRAFVIT S.A.

The Company was established in 1996 under the name CERBERE AGRAFVIT S.A. with a registered office in Saint Dizier, France. M.J. MAILLIS S.A. took control of the company on 01/02/1999. The object of CERBERE AGRAFVIT S.A. is to market the products of the holding Company and its subsidiaries in the French market.

The share capital of the company is to the amount of Euro 325,432 divided into 2,141 shares of a nominal value of Euro 152 each.

II. CERBERE SOVAREC S.A.

The Company was established in 1991 under the name CODAMI SARL with a registered office in SuassI Montmorency, France. The registered office of the company later relocated to Cergy Pontoise, where it shared the same address with M.J. MAILLIS FRANCE S.A.S. In 1999 CODAMI SARL was renamed CERBERE SOVAREC S.A. and acquired the SOVAREC division of CERBERE S.A. M.J. MAILLIS S.A. took control of the company on 1/02/1999. The object of CODAMI SARL is to market the products of the holding Company and its subsidiaries in the French market.

The company's share capital was to the amount of Euro 1,718,535 divided into 114,569 shares of a nominal value of Euro 15 each.

III. SAMUEL CERCLAGE SARL

The Company was acquired in 2001 with a registered office in Paris.

The object of the company was the distribution of the heavy-duty materials and machines of the holding company SAMUEL STRAPPING SYSTEMS (U.K.) Ltd.
The share capital of the Company was to the amount of Euro 1,821,765.76.

The board of the company was composed of:
- Patrice Bertrand
- Geoffrey Girdlestone
- Keith Osborne

12. HELERO BV
(100% participation share)

The Company was acquired on 09/04/1999 with a registered office in Amsterdam, the Netherlands. The object of HELERO BV is participation in other companies, acquisitions and trading.

The share capital of the company is currently to the amount of Euro 10,807,782 divided into 216,155,640 shares of a nominal value of Euro 0,05 each.

The board of the company is composed of:

- Michael J. Maillis Chairman
- ING TRUST NETHERLANDS B.V.

HELERO BV appeared in the company books in the participation's account on 31/12/2002 with a cost value of Euro 27.5 mill.

13. EUROPACK S.A.
(100% participation share)

The Company was acquired in 2000 with a registered office in Luxembourg. The object of EUROPACK S.A. is participation in other companies, acquisitions and trading.

In 2002, the share capital of the company was converted to Euro and following an increase of the share capital is currently to the amount of Euro 20,810,002.20 divided into 8,003,847 shares of a nominal value of Euro 2.6 each.

The share capital of the company is currently to the amount of 500,000,000 ITL.

The company has the following shareholder composition:

- M.J.MAILLIS S.A. at 100.00%

The board of the company is composed of:

- Michael J. Maillis Chairman
- Michael Panagis Member
- Charalambos Stavrinoudakis Member

EUROPACK S.A. appeared in the company books in the participation's account on 31/12/2002 with a cost value of Euro 50.2 mill.

14. COLUMBIA SRL
(60.00% participation share)

The Company was acquired in 1999 with a registered office in Milan, Italy. COLUMBIA SRL is a producer of strap-making machines and tools for metal and plastic strapping band.

The company's share capital is currently to the amount of 1,000,000,000 ITL (Euro 520,000).
The company has the following shareholder composition:

- M.J. MAILLIS S.A. at 60.0%
- Fausto Gasparetto at 20.0%
- Eleonora Gasparetto at 19.60%
- Luciano Gasparetto at 0.40 %

The board of the company is composed of:

- Michael J. Maillis Chairman
- Michael Panagis Member
- Paolo Giacchero Member
- Gianfranco Pasquini Member (through 31.12.2002)
- Eleonora Gasparetto Member
- Fausto Gasparetto Member
- Luciano Gasparetto Member

COLUMBIA SRL appeared in the company books in the participation's account on 31/12/2002 with a cost value of Euro 2.7 mill.

15. SIAT S.p.A.
(100% indirect participation via EUROPACK)

SIAT S.p.A. was acquired in 2000. Specifically, M.J.MAILLIS S.A. acquired 100% of the shares of the SIAT S.p.A. Group via EUROPACK S.A. The SIAT S.p.A. Group of Companies is composed of the following companies:

- SIAT S.P.A., holding company controlled at 100% via the Holding company EUROPACK S.A.
- AR.TE S.r.l, a subsidiary company controlled at 100% by SIAT S.p.A. (through the end 2002)
- GRAMEGNA S.p.A, a subsidiary company controlled at 100% by SIAT S.p.A.
- IPE CORPORATION, a subsidiary company controlled at 100% by SIAT S.p.A.
- SICME SRL, a subsidiary company controlled at 60% by SIAT S.p.A.

• COMBI PACKAGING SYSTEMS LLC, a subsidiary company controlled at 50% by SIAT S.p.A.
• SIAT USA INC., a subsidiary company controlled at 100% by SIAT S.p.A.
• TAM S.r.l., a subsidiary company controlled at 71% by SIAT S.p.A.
• MEGA S.r.l., a subsidiary company controlled at 70% by SIAT S.p.A.
• SIAT BENELUX, a subsidiary company controlled at 51% by SIAT S.p.A.

The registered office of the company is in Como, Italy. The SIAT group was acquired via the holding company of EUROPACK S.A. SIAT Spa is a producer of carton sealing machines by self-adhesive tape, stretch strapping machines and flexoprinting machines of self-adhesive tape.

The share capital of the Company is to the amount of Euro 1,560,000.00 divided into 3,000,000 shares of a nominal value of Euro 0.52 each.

The board of the company is composed of:

• Michael J. Maillis	Chairman
• Maria Carla Pagani	Member
• Gianfranco Pasquini	Member (through 31.12.2002)
• Michael Panagis	Member
• Ioannis Nikolakopoulos	Member
• Charalambos Stavrinoudakis	Member
• Maria Maillis	Member

Information on the Company merged with Siat S.p.A

I. AR.TE SRL
(SIAT S.p.A. participation 100%)

The Company was established in 1991 and acquired in 2000 via SIAT S.p.A under the name AR.TE SRL with a registered office in Varese, Italy. AR.TE SRL shares the same address with the other companies belonging to the SIAT S.p.A. Group. and is a producer and trader of machine parts and packaging machines.

The share capital of the company is to the amount of Euro 51,480.00 divided into 99,000 shares of a nominal value of Euro 0.52 each.

The board of the company is composed of:

• Michael J. Maillis	Chairman
• Maria Carla Pagani	Member
• Gianfranco Pasquini	Member (through 31.12.2002)
• Ioannis Nikolakopoulos	Member
• Charalambos Stavrinoudakis	Member

16. GRAMEGNA S.p.A.
(SIAT S.p.A. participation 100%)

The Company was established in 1937 and acquired in 2000 via SIAT S.p.A under the name GRAMENCA S.p.A with a registered office in Milan, Italy. GRAMENCA S.p.A shares the same address with the other companies belonging to the SIAT S.p.A. Group and is a producer and trader of machine parts and packaging machines.
The share capital of the company is to the amount of Euro 520,000.00 divided into 1,000,000 shares of a nominal value of Euro 0.52 each.

The board of the company is composed of:

• Michael J. Maillis	Chairman
• Maria Carla Pagani	Member
• Andrea Bertone	Member
• Paolo Giacchero	Member
• Ioannis Nikolakopoulos	Member
• Gianfranco Pasquini	Member (through 31.12.2002)
• Charalambos Stavrinoudakis	Member

17. I.P.E. CORPORATION (non-operating)
(SIAT S.p.A. participation 100%)

The Company was established in 1988 and acquired in 2000 via SIAT S.p.A under the name I.P.E. CORPORATION with a registered office in Dover, Delaware, US. I.P.E. CORPORATION is a machine assembler for SIAT SPA.
On 31 December 2001, COMBI PACKAGING

SYSTEMS, also a subsidiary of the Group via SIAT S.p.A. acquired the fixed assets of IPE CORPORATION. Following the foregoing acquisition of its fixed assets, IPE ceased to operate.

The share capital of the company is to the amount of USD 12.50 divided into 12.5 shares.

The board of the company is composed of:

- Michael J. Maillis — Chairman
- Maria Carla Pagani — Member
- Ulrich Joerg — Member

18. SICME SRL
(SIAT S.p.A. participation 60%)

The Company was established in 1984 and was acquired in 2000 via SIAT S.p.A under the name SICME SRL with a registered office in Varese, Italy. SICME SRL is a packaging machine parts manufacturer.

The share capital of the company is to the amount of Euro 52,000.00 divided into 1,000,000 shares of a nominal value of Euro 0.052 each.

The company has the following shareholder composition:

- Siat S.p.A. at 60.0%
- Giancarlo Macchi at 20.0%
- Giovanna Gottardello at 20.0%

The board of the company is composed of:

- Michael J. Maillis — Chairman
- Giancarlo Macchi — Member
- Gianfranco Pasquini — Member through (31.12.2002)
- Andrea Bertone — Member
- Nadia Molinari — Member

19. COMBI PACKAGING SYSTEMS LLC
(SIAT S.p.A. participation 50.0%)

The Company was established in 1999 and was acquired in 2000 via SIAT S.p.A under the name COMBI PACKAGING SYSTEMS LLC with a registered office in Canton, Ohio, USA. On 31 December 2001, COMBI PACKAGING SYSTEMS acquired the fixed assets of IPE CORPORATION, also a subsidiary of the Group, via SIAT S.p.A. Following the foregoing acquisition of its fixed assets, IPE became ceased to operate.

COMBI PACKAGING SYSTEMS is an adjusted packaging line producer.

The company has the following shareholder composition:

- Siat S.p.A. at 50.0%
- 3M COMPANY at 50.0%

The share capital of the company is to the amount of USD 30,000.
The board of the company is composed of:

- Michael J. Maillis — Member
- Maria Carla Pagani — Member
- John F.Pohl — Member
- Michael Faust — Member

20. SIAT U.S.A. INC
(SIAT S.p.A.participation 100%)

The Company was established in 1999 and was acquired in 2000 via SIAT S.p.A under the name SIAT U.S.A. INC. with a registered office in Dover, Delaware, USA.

The share capital of the capital is to the amounts of USD 10,00 divided into 10 shares.

The board of the company is composed of:

- Michael J. Maillis — Chairman
- Pier Matteo Guella — Member
- Ulrich Joerg — Member

SIAT USA is a non-operating company established to register the SIAT tradename in the United States of America.

21. TAM S.r.l.
(SIAT S.p.A. participation 71%)

The Company was established in 1988 and acquired in 2001 via SIAT S.p.A. with a registered office in Marcallo con Casone, Milan, Italy. TAM S.r.l. is a producer of machinist products and spare parts and is operating at maximum automation.

The company has the following shareholder composition:
- Siat S.p.A. at 71.0%
- Maurizio Turrina at 29.0%

The share capital of the company is to the amount of Euro 49,400.00 divided into 95,000 shares of a nominal value of Euro 0.52 each.

The board of the company is composed of:
- Paolo Giacchero Chairman
- Maurizio Turrina Member
- Gianfranco Pasquini Member (through 31.12.2002)

22. MEGA S.R.L.
(SIAT S.p.A. participation 70%)

The Company was established in 1993 and acquired in 2001 with a registered office in Gamoblo (Pavia), Italy.
Mega S.r.l. is a producer of high technology automated packaging machines for special uses.

The share capital of the company is to the amount of Euro 103,480.00.

The company has the following shareholder composition:
- Siat S.p.A. at 70.0%
- Pier Luigi Galli at 29.0%
- Nicola Cardana at 1.0%

The board of the company is composed of:
- Michael J. Maillis Chairman
- Pier Luigi Galli Member
- Nicola Cardana Member
- Paolo Giacchero Member
- G. K. R. Strohn Member (through 31.12.2002)

23. SIAT BENELUX
(SIAT S.p.A. participation 51%)

The Company was acquired in 2002 via SIAT S.p.A. with a registered office in Wvaalwijk, the Netherlands.

The share capital is to the amount of Euro 20,000 divided into 20,000 shares of a nominal value of Euro 1,00.
The company has the following shareholder composition:
- Siat S.p.A. at 51.0% or 10,200 shares
- Mr.Van Mook at 24.5% or 4,900 shares
- Ms Moreau at 24.5 % or 4,900 shares

Mr. Van Mook and Ms Moreau cited above have been appointed as company administrators.

24. M.J. MAILLIS FINLAND OY
(100.00% participation share)

The Company was acquired on 30.3.2000 with a registered office in Vantaa, Finland. M.J.MAILLIS FINLAND OY is a trader of secondary packaging products and systems (strapping band, packaging film, automated packaging line machines, etc.).
In 2002 the company increased its share capital by the amount of Euro 997,447.18, following which the share capital is to the amount of Euro 1,000,000 divided into 1,000 shares of a nominal value of Euro 1,000 each.

The board of the company is composed of:
- Michael J. Maillis Chairman
- Michael Panagis Member
- Christian Riska Member

M.J. MAILLIS FINLAND OY appeared in the company books in the participation's account on 31/12/2002 with a cost value of Euro 1.9 mill.

25. M.J. MAILLIS SVERIGE AB
(100.00% participation share)

The Company was acquired on 12.4.2000 with a registered office in Stockholm, Sweden. M.J. MAILLIS SVERIGE AB is a trader of secondary packaging products and systems (strapping band, packaging film, automated packaging line machines, etc.).
In 2000, the company increased its share capital by the amount of SEK 500,000 with the issue of 5,000 new shares of a nominal value of SEK 100 each and an offering price of SEK 1,500 per share. Following which the share capital of the company is currently to the amount of 600,000 SEK divided into 6,000 shares of a nominal value of 100 SEK each.

The board of the company is composed of:

- Michael J. Maillis Chairman
- Michael Panagis Member
- Jan Persson Member

M.J. MAILLIS SVERIGE AB appeared in the company books in the participation's account on 31/12/2002 with a cost value of Euro 0.8 mill.

I. NYDÉNS FÖRPACKINGS AB
(100% participation via M.J. MAILLIS SVERIGE AB)
Note that the procedure for the merger of NYDENS FÖRPACKINGS AB with M.J. MAILLIS SVERIGE AB is already under way and is due to be completed within the first six months of 2003.
The Company was established in 1996 and acquired on 14.12.2000. The company's registered office is in Sweden. NYDÉNS FÖRPACKINGS AB was acquired via M.J. MAILLIS SVERIGE AB.

NYDENS FÖRPACKINGS AB is a secondary packaging product distributor.

The acquisition of NYDÉNS FÖRPACKINGS AB gave a substantial boost to the market presence of M.J. MAILLIS S.A. in the Scandinavian countries.

The share capital of the Company is to the amount of 100,000 SEK divided into 1,000 shares of a nominal value of 100 SEK each.

The board of the company is composed of:

- Michael J. Maillis Chairman
- Michael Panagis Member
- Jan Persson Member

26. SANDER PACKAGING B.V.
(100% participation share)

The Company was established in 2000 with a registered office in Leusden, the Netherlands. The object of SANDER PACKAGING B.V. is to market the products of the holding company and its subsidiaries. The establishment of this company was deemed necessary to further strengthen its commercial network in the Netherlands.

The share capital of the Company is to the amount of Euro 18,300 divided into 183 shares of a nominal value of Euro 100 each.

The board of the company is composed of:

- Michael J. Maillis Chairman
- Michael Panagis Member
- Charalambos Stavrinoudakis Member

27. CONTIPAK GmbH
(100% participation share)

The Company was acquired in 2000 with a registered office in Vienna, Austria. Company objects include participation in other companies, acquisitions and trade.

The share capital is to the amount of 500,000 ATS.

The board of the company is composed of:

- Michael J. Maillis Chairman
- Michael Panagis Member
- Charalambos Stavrinoudakis Member

CONTIPAK GmbH appeared in the company books

in the participation's account on 31/12/2002 with a cost value of Euro 1.3 mill.

I. CONTIPAK GmbH & Co KG

In 2002, the company merged with CONTIPAK GmbH, another Austrian subsidiary of M.J. MAILLIS S.A. CONTIPAK GmbH & Co KG was acquired in 2000 with a registered office in Vienna, Austria. The object of the company was to trade and market the packaging products of the holding company and its subsidiaries.

The share capital of the company was to the amount of ATS 14,000,000.

The company has the following shareholder composition:
- CONTIPAK GmbH at 99.99%
- M.J. MAILLIS S.A. at 0.01%

28. MAILLIS HOLDING GmbH
(100% participation)

The Company was acquired in 2000 with a registered office in Wupertal, Germany. Company objects include participation in other companies, acquisitions and trade.

The share capital is to the amount of Euro 21,300,000.

Ioannis Nikolakopoulos is the administrator for the company.

MAILLIS HOLDING GmbH appeared in the company books in the participation's account on 31/12/2002 with a cost value of Euro 21.3 mill.

29. MAILLIS SANDER GMBH
(100% participation via MAILLIS HOLDING GmbH)

The Company was acquired in 2000 with a registered office in Wupertal, Germany. Company objects include participation in other companies, acquisitions and trade.

The share capital of the company is to the amount of 25,000 EURO.

Michael Maillis and Ioannis Nikolakopoulos are the administrators for the company.

30. SANDER GmbH & Co KG
(99.98% participation via MAILLIS HOLDING GMBH and minor participation of MAILLIS SANDER GMBH)

The Company was established in 1996 and was acquired in 2000. The registered office of the company is in Wuppertal, Germany and following its acquisition, SANDER GmbH changed to SANDER GmbH & Co KG.

The acquisition of SANDER GmbH is the second in a series of acquisitions of packaging machine producers. Specifically, the company produces and trades in heads and automated packaging machines, as well as PP and Pet, edge board and special strapping belts.

The share capital of the company is to the amount of 2,000,000 DM divided into 100 shares.

The company has the following shareholder composition:
- MAILLIS HOLDING GMBH at 99.98%
- MAILLIS SANDER GMBH at 0.02%

The company is represented by its shareholding companies MAILLIS HOLDING GmbH and MAILLIS SANDER GmbH.

31. SANDER N.V./ S.A.
(100% participation via SANDER GmbH & Co KG)

The Company was acquired in 2000 and is based in

Belgium. Company objects include participation in other companies, acquisitions and trade.

The share capital of the company is to the amount of Euro 25,000.

The board of the company is composed of:

• Michael J. Maillis	Chairman
• Michael Panagis	Member
• Charalambos Stavrinoudakis	Member
• George Kondylis	Member
• Alec Van Zuiden	Member
• Andre Thibault	Member
• Paolo Giacchero	Member

32. OMS AMERICA INC
(33.33 % participation share)

The Company was established in 1999 with a registered office in North Carolina, 11108 Downs Road Pine Vile. OMS AMERICA INC has the object of trading the products of the holding company and the machines of OMS Spa in the US market.

The share capital of the Company is to the amounts of USD 450,000.

The company has the following shareholder composition:

- M.J. MAILLIS S.A. at 33.33%
- Messersi Packaging Srl at 33.33%
- Officina Meccanica Sestese S.p.a. at 33.33%

The board of the company is composed of:

• Maurizio Messersi	Member
• Gian Luigi Rossi	Member
• Stephen Walbeck	Member

33. WULFTEC INTERNATIONAL INC
(100% participation via EUROPACK S.A.)

WULFTEC INTERNATIONAL INC was acquired in 2002. The company facilities are in Ayer's Cliff, Quebec, a few minutes away from the borders of the United States and 75 miles off Montreal. The company was acquired via EUROPACK S.A., a subsidiary of M.J. MAILLIS S.A., and is the biggest stretch wrapping machine producer in Canada and the third biggest in the market of N. America.

WULFTEC INTERNATIONAL INC is a designer, producer and distributor of high-quality stretch wrapping machines to clients all over the world.

7 COMPANY OBJECTIVES AND PROSPECTS

Following an impressive growth in the past years, M.J. MAILLIS S.A. has built a powerful Group of Companies in industrial packaging in Europe and America.

On the basis of a carefully worked out strategy, the M.J. MAILLIS Group of Companies made specific investments and strategic acquisitions, thereby succeeding in offering comprehensive secondary packaging technical solutions.

More specifically, the Group is a designer, producer and distributor of packaging products and systems for any industrial application in:

- Strapping technology
- Stretch film wrapping technology
- Shrink film wrapping technology
- Carton and pallet-sealing technology
- Carton transportation technology

Company objectives over the next years include substantial organic growth, the optimization of subsidiary company network operation, cost reduction and further expansion by strategic acquisitions.

More specifically, the key objectives of the Company are:

• Substantial organic growth
On the strength of the powerful basis built over the past years, the objective is to promote sales by offering comprehensive solutions, by utilizing synergies from the European-wide presence and the distribution networks of the companies of the Group.

• Integration of the sales strategy
Implementation of a joint sales strategy based mainly on profitability per customer and the use of modern techniques such as telesales and e-business.

• Modernization and streamlining of Group companies
Stepping up the effort launched in 2001 towards a more effective operation and cost reduction of the companies of the Group both in Greece as well as in the rest of Europe. The key components of this effort are the streamlining of the production network, a reduction of the distribution cost and a reduction of the cost of administrative services by merging joint functions.

• Research and Development
The Company aims to continue its research conducted to produce new high-quality packaging products and modern technology, to improve production methods, to use recyclable raw materials which lower considerably the cost of production, etc.

• Pursuing the acquisitions' strategy
Having built a most powerful base in Europe, the objective is now the implementation of selective strategic acquisitions with immediately utilizable synergies. The key objective is to transfer the successful strategy and know-how of the Group to the North American market.

M.J. MAILLIS GROUP shall pursue its growth course, after the passing difficulties of the war and the European recession, stronger than ever before, with the aim of expanding its successful strategy all over the world.

GRAPHICAL PRESENTATION OF M. J. MAILLIS GROUP OF COMPANIES



M.J. MAILLIS S.A.
99%
STRAPTECH S.A.
100%
M.J. MAILLIS BULGARIA EOOD
81,66%
M.J. MAILLIS ROMANIA S.A.
100%
HELERO BV
100%
M.J. MAILLIS (U.K.) LTD
1,2%
98,80%
MARFLEX M.J. MAILLIS GROUP SP ZOO
99,99%
M.J. MAILLIS FRANCE SAS
100%
M.J. MAILLIS ESPANA SA
100%
ROCALU SA
100%
M.J. MAILLIS CZECH SRO
100%
M.J. MAILLIS ALBANIA LTD
100%
DANUBIA PACK M.J. MAILLIS GROUP KFT
WULFTEC INTERNATIONAL INC
100%
100%
EUROPACK SA
100%
SIAT SPA
100%
ARTE SRL
100%
GRAMEGNA SPA
60%
SICME SRL
100%
IPE CORPORATION
50%
COMBI PACKAGING SYSTEMS
70%
MEGA SRL
71%
TAM SRL
51%
SIAT BENELUX BV
100%
SIAT USA
60%
COLUMBIA SRL
33,33%
OMS AMERICA INC
100%
CONTIPAK GMBH
100%
M.J. MAILLIS FINLAND OY
100%
M.J. MAILLIS SVERIGE AB
100%
NYDENS FORPACKINGS AB
100%
SANDER PACKAGING B.V.
100%
MAILLIS HOLDING GMBH
99,98%
SANDER GMBH & CO KG
MAILLIS SANDER GMBH
0,02%
100%
SANDER N.V. / SA

ANNEX

ANNEX

- FINANCIAL STATEMENTS FOR FY 2002
- ACCOUNTING STATEMENTS 30/09/2002
- ACCOUNTING STATEMENTS 30/06/2002
- ACCOUNTING STATEMENTS 31/03/2002
- TABLES OF APPROPRIATION OF FUNDS RAISED
- ANNEXES TO THE FINANCIAL STATEMENTS FOR FY 2002
- DIRECTORS' REPORTS FOR FY 2002
- CASH FLOW STATEMENTS

M. J. MAILLIS S.A.

7th CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31, 2002

(JANUARY 1 - DECEMBER 31, 2002)

ATHENS P.C.S.A REGISTER No 2716/06/B/86/43

ASSETS	2002 Acq/Cost	2002 Depreciation	2002 Net value	2001 Acp/Cost	2001 Depreciation	2001 Net value
B. PRE OPERATING COSTS						
1. Formation expenses	664.927	308.508	356.419	480.377	237.347	243.030
2. Exchange differences from loans	2.417.705	1.791.029	626.676	2.417.705	1.310.334	1.107.371
3. Pre operating interest	11.457.266	6.078.348	5.378.918	9.845.928	4.604.553	5.241.375
4. Other pre operating expenses	44.697.224	16.410.715	28.286.509	42.807.815	12.269.548	30.538.267
Total	59.237.122	24.588.600	34.648.522	55.551.824	18.421.783	37.130.042
C. FIXED ASSETS						
I. Intangible Assets						
1. Research and development cost	15.401.107	2.277.979	13.123.128	8.325.835	523.365	7.802.471
2. License Fees	114.357	106.871	7.486	111.550	103.814	7.736
4. Advances for the purschase of fixed assets	2.199.141	----	2.199.141	184	----	184
	17.714.605	2.384.850	15.329.755	8.437.569	627.179	7.810.390
II. Tangible Assets						
1. Land	2.285.717	----	2.285.717	3.677.884	----	3.677.884
3. Buildings	46.532.449	13.869.973	32.662.476	45.600.153	12.332.950	33.267.203
4. Machinery	114.772.357	60.539.091	54.233.266	106.686.413	49.747.352	56.939.062
5. Mobile equipment	3.074.692	1.638.699	1.435.993	3.344.765	1.485.417	1.859.348
6. Furniture and fixtures	13.921.560	10.320.456	3.601.104	9.546.629	5.571.476	3.975.153
7. Advances & fixed assets under construction	13.844.040	----	13.844.040	17.929.692	----	17.929.692
	194.430.815	86.368.219	108.062.596	186.785.537	69.137.194	117.648.342
Total Fixed Assets (CI+C II)	212.145.420	88.753.069	123.392.351	195.223.106	69.764.373	125.458.733
III. Financial Assets						
1. Participation in subsidiaries			26.015			----
7. Other long term financial assets			715.836			215.513
			741.851			215.513
Total Long Term Assets (C I+C II+C III)			124.134.202			125.674.246
D. CURRENT ASSETS						
I. Inventories						
1. Merchandise			15.219.413			12.025.495
2. Finished & semi-finished goods			21.538.052			27.797.056
4. Raw and auxuliary materials - cons/bles-spare parts - packing materials			29.228.617			26.992.698
5. Advances to suppliers			2.292.354			1.400.909
			68.278.436			68.216.157
II. Receivables						
1. Customers			74.406.673			69.476.687
2. Bills receivable						
-On hand			334.055			----
3a. Notes receivable (checks)			1.210.562			1.850.943
3b. Delayed notes (checks)			67.171			14.674
10. Doubtful-contested trade and other debtors			2.231.420			2.057.397
11. Other debtors			9.012.414			7.435.878
11a. Greek state			2.515.808			3.602.299
12. Advances and other Credits			648.350			408.390
			90.426.453			84.846.268
III. Investments						
3. Other investments			2.621.714			11.843.878
IV. Cash						
1. Cash in hand			130.389			298.137
3. Cash at banks			19.935.305			34.938.893
			20.065.694			35.237.030
Total Current Assets (DI+DII+DIII+DIV)			181.392.297			200.143.333
E. PREPAYMENTS AND ACCRUED INCOME						
1. Prepaid expenses			1.751.357			2.767.504
2. Accrued income			1.477.569			953.447
3. Other transit debit balances			2.677.475			63.189
			5.906.401			3.784.140
GRAND TOTAL ASSETS (B+C+D+E)			346.081.422			366.731.761
MEMO ACCOUNTS						
2. Guarantees			371.575			12.510.562
3. Forward agreements			28.302.228			----
4. Other debit memo accounts			23.534.369			24.992.939
			52.208.172			37.503.502

CAPITAL AND LIABILITIES	2002	2001
A. CAPITAL & RESERVES		
I. Share Capital		
(72.647.660 shares per value 0,76 euro)		
1. Paid	55.212.222	53.142.979
	55.212.222	53.142.979
II. Share Premium Reserve	144.877.197	145.334.489
	144.877.197	145.334.489
III. Differences of revaluation-investment subsidies		
2. Revaluation reserve	1.404.946	1.947.650
3. Investment subsidies	10.499.687	10.250.313
	11.904.633	12.197.963
IV. Reserves		
1. Statutory reserve	4.833.415	4.871.496
4. Extraordinary reserve	1.762.499	6.935.446
5. Tax-free reserves (under special laws)	14.910.460	20.774.853
	21.506.374	32.581.794
Own shares in hand	(11.184.935)	(7.406.616)
Goodwill on acquisition of subsidiaries	(121.033.041)	(90.560.991)
V. Retained profits		
Carried forward	14.963.870	5.862.117
Minority interest	5.028.303	2.829.043
Exchange differences from tranlation at subsidiaries	(189.373)	563.612
	19.802.800	9.254.772
Total Capital and Reserves (AI+AII+AIII+AIV+AV)	121.085.250	154.544.390
B. PROVISIONS FOR RISKS AND EXPENSES		
2. Other provisions	6.191.429	5.060.722
C. LIABILITIES		
I. Long Term		
1. Debenture loan	82.869.152	47.000.000
2. Bank loans	12.790.174	23.180.775
8. Other long term liabilities	4.107.644	3.976.233
	99.766.970	74.157.008
II. Short Terms		
1. Suppliers	36.487.336	29.993.771
2. Notes payable	1.857.789	1.709.982
3. Bank loans	48.695.124	74.524.563
4. Customer's advances	1.716.521	2.015.932
5. Taxes-duties payable	6.699.183	5.649.032
6. Contributions payable	1.607.932	1.476.598
7. Current portion of long term debt	2.760.072	2.080.647
10. Dividends payable	4.646.296	5.736.624
11. Other creditors	13.376.804	8.847.602
	117.847.057	132.034.752
Total Liabilities (C I+C II)	217.614.027	206.191.759
D. ACCRUALS & DEFERRED INCOME		
1. Deffered revenue	----	85.363
2. Accrued expenses	842.628	783.695
3. Other accruals	348.088	65.831
	1.190.716	934.889
GRAND TOTAL CAPITAL (A+B+C+D)	346.081.422	366.731.761
MEMO ACCOUNTS		
2. Guarantees	371.575	12.510.562
3. Forward agreements	28.302.228	---
4. other credit memo accounts	23.534.369	24.992.939
	52.208.172	37.503.502

PROFIT AND LOSS AT DECEMBER 31, 2002
(JANUARY 1, - DECEMBER 31, 2002)

	2002			2001		
I. OPERATING RESULTS						
Turnover (net sales)			310.879.616			270.846.794
Less: Cost of sales			218.794.055			197.056.102
Gross margin profit			92.085.560			73.790.691
Plus: Other operating income			918.818			2.013.570
Total			93.004.378			75.804.261
Less: 1. Administrative expenses		24.688.821			18.212.587	
3. Distribution expenses		39.469.587	64.158.408		32.942.720	51.155.307
Subtotal profit			28.845.970			24.648.955
Plus: 3. Profit on sale of shares in subsidiaries or other holdings	75.364			30.191		
4. Interest & other similar holdings	2.791.706	2.867.070		1.290.858	1.321.049	
Less: 1. Participations and securities value dicline allowances	507.907					
2. Loss from sale of bonds	325.076			1.168.330		
3. Interest & other similar expenses	7.383.500	8.216.483	(5.349.413)	8.023.291	9.191.621	(7.870.572)
Total Operating results (profits)			23.496.557			16.778.383
II. PLUS: EXTRAORDINARY RESULTS						
1. Extraordinary & non-operating income	11.261.670			12.841.502		
2. Extraordinary profits	18.134			1.512.580		
3. Prior year profits	59.127	11.338.931		39.389	14.393.471	
Less:						
1. Extraordinary and non-operating expenses	8.114.082			3.036.559		
2. Extraordinary loss	104.517			1.321.721		
3. Prior year expenses	209.464			200.703		
4. Doubtful debts	250.000	8.678.063	2.660.868	724.039	5.283.022	9.110.449
Total operating & non-operating results			26.157.425			25.888.832
Less: Total depreciation		25.690.381			18.842.930	
Less: Depreciation charged to operation cost		25.690.381	----		18.842.930	----
NET PROFIT BEFORE TAXES			26.157.425			25.888.832
LESS:						
Share of minority interest on net profit before taxes		318.010			222.069	
CONSOLIDATED NET PROFIT BEFORE TAXES		25.839.415			25.666.763	
LESS:						
Additional taxes paid as a result of tax audit of prior year			----			18.456
Income tax			6.222.853			5.832.880
Other taxes not included in operation costs			5.668			5.955
NET PROFIT AFTER INCOME TAXES			19.928.904			20.031.540
LESS:						
Share of minority interest			130.168			202.877
NET PROFIT AFTER INCOME TAXES AND SHARE OF MINORITY INTEREST			19.798.736			19.828.663

NOTES:

1. The companies included in the above consolidation are the following:
   a) M.J.MAILLIS S.A. (parent company)
   b) Directly controlled Companies
   STRAPTECH S.A. (99,0%),M.J.MAILLIS BULGARIA EOOD (100%),M.J.MAILLIS ROMANIA S.A. (81,7%),HELERO BV (100%),M.J.MAILLIS FRANCE SAS (99.99%),MARFLEX M.J.MAILLIS GROUP SPZOO (100%),M.J.MAILLIS ESPANA SL (100%), ROCALU SL (100%),M.J.MAILLIS CZECH SRO (100%),M.J.MAILLIS ALBANIA LTD (100%), DANUBIA PACK M.J.MAILLIS GROUP KFT (100%),EUROPACK SA (100%),COLUMBIA SRL (60%),CONTIPAK GMBH &CO KG (100%),OY M.J.MAILLIS FINLAND AB (100%),M.J.MAILLIS SVERIGE AB (100%),M.J.MAILLIS HOLDING GMBH (100%), SANDER B.V. (100%)
   c) Indirectly controlled Companies
   M.J.MAILLIS U.K. LTD (100%), SIAT SPA (100%),GRAMEGNA SPA (100%),SICME SRL (60%),SIAT BENELUX (51%),IPE CORPORATION (100%),COMBI PACKAGING SYSTEMS (50%),MEGA SRL (70%),TAM SRL (71%),SIAT USA (100%),M.J.MAILLIS SANDER GMBH (100%),SANDER GMBH &CO KG (100%),SANDER NV (100%),WULFTEC INTERNATIONAL INC (100%)
   The above mentioned companies have been consolidated according to the full consolidation method as provided by the articles 90 to 109 of CL 2190/1920 "Referring to Companies"
2. As at 31 December, 2002 no encumbrances exist on company's fixed assets.
3. The result included in the consolidated profit and loss account, which relate to subsidiaries registered in Eastern Europe, has been translated at the average exchange rate of the period 01/01 - 31/12/2002.
4. Positive exchange differences of Euro 2,8 mil. have been included in the profit and loss account.
5. The latest revaluation of land and buildings of the parent company was carried out at 31 December 2000, in accordance with law 2065/92 as amended by the article 20 of law 2443/96.
6. The number of employees of the Group as at 31 December, 2002 was 2.097.
7. In connection to the continued and intensified Group structure optimisation plan, significant amounts (around Euros 8 mil) have been invested in the design of new products, reorganisation of subsidiaries, improvement of the production and expansion of commercial networks. These investments are shown in the assets side of the balance sheet in accounts B4 " Other Pre Operating Expenses" and C1 " Research and Development Costs"
8. The group, consistently, followed the fundamental accounting principles used in the financial statements of year 2001.
9. The consolidated Equity of M.J.MAILLIS Group is shown decreased by Euros 121 mil. due to the fact that Goodwill,arising from acquisitions, is shown as a deduction from Equity. If Goodwill was shown in the assets side of the balance sheet, as the allowed alternative permits, consolidated Equity would amount to Euros 242 mil.

Marusi, February 25, 2003

CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR	CHIEF FINANCIAL OFFICER & MEMBER OF THE BOARD OF DIRECTORS	GROUP FINANCIAL CONTROLER	THE CHIEF ACCOUNTANT
MICHAEL J. MAILLIS	CHARALABOS A. STAVRINOUDAKIS	SOTIRIOS I. LEONARDOS	NIKOLAOS B. MAROULIS
Φ 020206	Σ 208194	Π 325521	E.C.G. 9997046629 - A' CLASS

CERTIFIED AUDITOR'S AUDIT CERTIFICATE DIRECT TRANSLATION

TO THE SHAREHOLDERS OF "MICHAEL J MAILLIS AEBE - PACKAGING SYSTEMS" AND IT'S SUBSIDIARIES

I have audited the above Consolidated Financial Statements, comprising the consolidated balance sheet and income statement and the related Notes to the Consolidated Financial Statements of "Michael J Maillis AEBE - Packaging Systems", together with its subsidiary companies, for the year ended 31 December 2002. My audit was carried out in accordance with the provisions of article 108 of CL 2190/1920 "Referring to Companies" and the auditing procedures, which I considered appropriate for the consolidation, based on the principles and auditing standards followed by the Institute of Certified Auditors Accountants. I have confirmed that the contents of the Directors' Report to the Annual General Meeting of the Shareholders is in accordance with the above Consolidated Financial Statements. The scope of my audit did not include the subsidiary companies representing 23% and 27% of the consolidated assets and of the consolidated turnover respectively. The financial statements of the above subsidiaries have been audited to a large extent by other certified auditors, on whose audit certificates we have placed reliance in order to express the opinion that follows, to the extent that this is affected by consolidated amounts appearing in the above subsidiaries' financial statements. The following matters were noted as a result of the audit: 1. Based on the interpretation No 205/1988 of the full session of the State Legal Council, the companies included in the consolidation have not raised provisions for retirement settlement, as none of the employees will obtain pension rights before the end of the forthcoming year. If the companies had raised provisions in accordance with article 42e of CL 2190/1920 for provisions for retirement settlement, the provisions would have amounted to approximately EURO 604.000 of which approximately EURO 526.000 should have been charged to prior years profits and approximately EURO 78.000 to current year profits. 2. The company "Michael J Maillis AEBE - Packaging Systems" has included approximately EURO 2.906.000 in account B4 "Other Setup Expenses". This amount relates to the net book value of losses incurred from the disposal and valuation of investments on securities listed on the Athens Stock Exchange. From this amount approximately EURO 1.090.000 were charged to prior year's profits and approximately EURO 581.000 to current year's profits. If the company had followed the requirements set out by CL 2190/1920 the full amount would have been charged to prior year's profits. 3. In accordance to the circular 1112072/11332/1294/8.12.2000 the company "Michael J Maillis AEBE - Packaging Systems" has included in account E1 "Deferred Charges" debit foreign exchange differences stemming from liabilities' repayment of operations that took place until 31 December 2000. These debit foreign exchange differences amount to approximately EURO 1.853.000, from which approximately EURO 1.235.000 have been charged to previous year's profits and approximately EURO 617.000 have been charged to current year's profits . If the company had followed the requirements set out by CL 2190/1920 the full amount would have been expensed in prior year's profits. 4. The years 2000 to 2002 have not been audited by the tax authorities for STRAPTECH and the parent company. Therefore the tax liabilities of the Group have not yet been finalized. In my opinion, after the above noted matters and notes of the company are taken into consideration, the aforementioned Consolidated Financial Statements have been prepared in accordance with the requirements set out by CL 2190/1920 and reflect the Group's assets and financial position as at 31 December 2002 and the consolidated results for the financial year then ended, in accordance with the current legislation and Greek Generally Accepted Accounting Principles, which do not differ from those which the Company had applied in the previous year.

Athens, 27 February 2003

CERTIFIED AUDITOR- ACCOUNTANT

PRICEWATERHOUSECOOPERS

KYRIAKOS RIRIS
REG No 12111

KRONOS S.A.

M. J. MAILLIS S.A.

BALANCE SHEET AS AT DECEMBER 31, 2002

26th FINANCIAL YEAR (JANUARY 1 - DECEMBER 31, 2002)

ATHENS P.C.S.A. REGISTER No 2716/06/B/86/43

ASSETS	2002 Acq/Cost	2002 Deprec/tion	2002 Net Value	2001 Acq/Cost	2001 Deprec/tion	2001 Net Value
B. PRE OPERATING COSTS						
1. Formation expenses	418.125	241.312	176.813	370.420	192.963	177.457
2. Exchange differences from loans	2.417.705	1.791.029	626.676	2.417.705	1.310.334	1.107.371
3. Pre operating interest	11.352.118	6.024.739	5.327.378	9.740.779	4.571.974	5.168.805
4. Other pre operating expenses	22.837.527	12.890.777	9.946.750	22.780.451	9.014.418	13.766.033
Total	37.025.475	20.947.857	16.077.617	35.309.355	15.089.689	20.219.666
C. FIXED ASSETS						
I. Intangible Assets						
1. Research and development costs	905.667	193.512	712.155	836.144	28.113	808.031
2. Goodwill	114.357	106.871	7.485	111.550	103.814	7.736
4. Advances for the purchase of fixed assets	2.198.957	----	2.198.957	----	----	----
	3.218.981	300.383	2.918.598	947.694	131.927	815.767
II. Tangible Assets						
1. Land	1.301.675	----	1.301.675	1.300.942	----	1.300.942
3. Buildings	19.126.091	7.699.404	11.426.687	18.632.403	6.269.579	12.362.824
4. Machinery	60.725.038	31.999.332	28.725.706	55.876.945	24.609.574	31.267.371
5. Mobile equipment	1.117.895	716.798	401.097	1.176.275	618.019	558.257
6. Furniture and fixtures	2.604.662	2.045.428	559.234	2.388.722	1.745.736	642.986
7. Advances & fixed assets under construction	12.978.559	----	12.978.559	11.105.723	----	11.105.723
	97.853.920	42.460.962	55.392.958	90.481.010	33.242.907	57.238.102
Total Fixed Assets (C I+C II)	101.072.901	42.761.345	58.311.556	91.428.703	33.374.834	58.053.869
III. Financial Assets						
1. Participating in affiliated companies			150.028.729			93.674.368
7. Other long term financial assets			141.516			161.179
			150.170.245			93.835.547
Total Long Term Assets (C I+C II+C III)			208.481.801			151.889.416
D. CURRENT ASSETS						
I. Inventories						
1. Merchandise			46.766			49.852
2. Finished & semi-finished goods			4.853.858			5.373.218
4. Raw and auxiliary materials-cons/bles spare parts-packing materials			8.841.699			8.642.624
5. Advances to suppliers			1.990.414			993.710
			15.732.737			15.059.404
II. Receivables						
1. Customers			52.764.120			52.032.405
3a. Notes receivable (checks)			74.020			119.936
5. Receivables from affiliated companies			26.546.816			45.513.362
10. Doubtful - contested trade and other debtors			1.226.336			1.377.442
11. Other debtors			51.749			35.554
11a. Greek State			1.687.605			2.919.663
12. Advances and other credits			71.913			46.387
			82.422.559			102.044.749
III. Investments						
3. Other investments			2.300.068			10.550.756
IV. Cash						
1. Cash in hand			4.669			5.180
3. Cash at banks			6.247.764			24.302.109
8. Blocked deposits			29.348			----
			6.281.781			24.307.288
Total Current Assets (DI+DII+DIII+DIV)			106.737.145			151.962.197
E. PREPAYMENTS AND ACCRUED INCOME						
1. Prepaid expenses			137.206			719.867
2. Accrued income			1.402.295			875.959
3. Other transit debit balances			2.658.500			63.189
			4.198.000			1.659.015
GRAND TOTAL - ASSETS (B+C+D+E)			335.494.564			325.730.294
MEMO ACCOUNTS						
2. Guarantees			68.800			12.166.432
3. Forward agreements			14.151.114			----
4. Other debit memo accounts			13.997.578			17.730.418
			28.217.492			29.916.850

CAPITAL AND LIABILITIES	2002	2001
A. CAPITAL AND RESERVES		
I. Share Capital		
(72.647.660 shares per value 0,76 euro)		
1. Paid	55.212.222	53.142.979
II. Share Premium reserve	144.877.197	145.334.489
III. Differences of revaluation-Investment subsidies		
2. Revaluation reserves on assets	----	1.398.172
3. Investment subsidies	6.222.929	8.285.259
	6.222.929	9.683.431
IV. Reserves		
1. Statutory reserve	1.792.136	1.661.189
4. Extraordinary reserve	13.796	13.796
5. Tax-free reserves (under special laws)	16.855.706	19.758.054
	18.661.638	21.433.039
Own shares in hand	(11.184.935)	(7.406.618)
V. Retained Profits		
Carried forward	----	68.970
Total Capital and Reserves (AI+AII+AIII+AIV+AV)	213.789.050	222.256.291
B. PROVISIONS FOR RISKS & EXPENSES		
2. Other provisions	3.319.208	571.481
C. LIABILITIES		
I. Long Term		
1. Debenture loan	82.869.152	47.000.000
II. Short term		
1. Suppliers	10.482.054	10.709.746
2. Notes payable	1.553.373	1.318.223
3. Bank loans	14.234.955	34.508.992
4. Customer's advances	67.999	45.496
5. Taxes-duties payable	2.486.367	2.063.789
6. Contributions payable	451.632	424.580
10. Dividends payable	4.646.296	5.736.624
11. Other creditors	489.266	484.245
	34.411.942	55.291.697
Total Liabilities (C I+C II)	117.281.094	102.291.697
D. ACCRUALS AND DEFERRED INCOME		
2. Accrued expenses	823.768	545.511
3. Other accruals	281.444	65.314
	1.105.211	610.825
GRAND TOTAL - CAPITAL AND LIABILITIES (A+B+C+D)	335.494.564	325.730.294
MEMO ACCOUNTS		
2. Guarantees	68.800	12.186.432
3. Forward agreements	14.151.114	----
4. Other credit memo accounts	13.997.578	17.730.418
	28.217.492	29.916.850

NOTES:
1) Net Fixed Asset investments increased approximately 5.927.000 eur in the period of 1 January to 31 December, 2002.
2) The company has been tax audited up to the year ended 31 December, 1999.
3) The Equity participation in affiliated companies amounting approximately 150 million eur is stated at cost, as provided for in article 28 par. 5 of Presidential Decree 186/1992 (Tax book code). Had the above valuation been made at the equity method, as provided for in article 43 of law 2190/1920, the relevant amount would have been approximately 105,81 million eur.
4) Encumbrances on the company/ s fixed assets as at 31 December, 2002 not exist.
5) The previous fixed assets revaluation of land and buildings was carried out at 31 December, 2000, in accordance with law 2065/92 as amended by article 20 of law 2443/96.
6) In profit and loss at December 31, 2002, included profit from exchange differences amounting approximately 2,8 million eur.
7) *The number of employees of the company at 31 December, 2002 were 416.*
8) The company consistently followed the fundamental accounting principles used in financial statements for the 2001 year.
9) The depreciation charge for the 2002 year amounted eur 15.321.323 compared to eur 13.326.735 for the 2001 year and is accordingly allocated as follows: a) eur 9.115.367 to production cost compared to eur 8.936.599, b) eur 6.179.433 to administration expenses compared to eur 4.369.459 and c) eur 26.523 to selling expenses compared to eur 20.676.

PROFIT AND LOSS AT DECEMBER, 31 2002 (JANUARY 1 - DECEMBER 31, 2002)

	2002			2001		
I. OPERATING RESULTS						
Turnover (net sales)			93.968.146			89.512.682
Less: Cost of sales			74.638.761			73.666.856
Gross margin profit			19.329.385			15.845.826
Plus: Other operating income			305.600			607.328
Total			19.634.985			16.453.154
Less: 1. Administrative expenses		9.558.559			7.211.115	
3. Distribution expenses		9.502.831	19.061.390		8.771.082	15.982.198
Subtotal profit			573.595			470.956
Plus: 1. Income from participating interest	1.625.542			1.430.748		
3. Profit on sale of participations & securities	49.731			23.024		
4. Interest and other similar income	1.691.600	3.366.873		2.214.789	3.668.562	
Less: 1. Participations and securities value dicline allowances	507.907			256.312		
2. *Participations & securities expenses and losses*	325.076			325.078		
3. Interest and other similar expenses	2.969.947	3.802.930	(436.057)	2.332.503	2.913.893	754.669
Total operating results (profits)			137.538			1.225.625
II. PLUS: EXTRAORDINARY RESULTS						
1. Extraordinary and non operating income	6.682.498			6.864.197		
2. Extraordinary profits	7.337			4.285		
3. Prior years profits	57.337	6.747.171		16.328	6.884.809	
Less:						
1. Extraordinary and non operating expenses	2.369.285			1.748.655		
2. Extraordinary loss	104.517			4.905		
3. Prior year expenses	131.776			129.709		
4. Doubtful debts	250.000	2.855.579	3.891.592	322.817	2.206.086	4.678.723
Total operating & non-operating results			4.029.130			5.904.348
Less: Total depreciation		15.321.323			13.326.735	
Less: Depreciation charged to operation cost		15.321.323	----		13.326.735	----
NET PROFIT BEFORE TAXES			4.029.130			5.904.348

APPROPRIATION ACCOUNT

	2002		2001	
Net profit for the year		4.029.130		5.904.348
Plus: Prior year retained profits		68.970		2.142.848
Reserves distributable		2.902.349		----
Total		7.000.450		8.047.196
Less: 1. Income taxes	2.600.436		2.063.986	
2. Other not charged to the operating cost taxes	5.668	2.606.104	5.955	2.069.941
Distributable profits		4.394.346		5.977.255
Distribution as follows:				
1. Stratutory reserve		130.947		191.891
2. First dividend		2.153.277		2.072.576
3. Additional dividend		2.080.123		3.614.470
7. Board of Directors fees		30.000		29.347
8. Retained profits		----		68.970
		4.394.346		5.977.255

Marousi, February 26, 2003

CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR
MICHAEL J. MAILLIS
Φ 020200

CHIEF FINANCIAL OFFICER & MEMBER OF THE BOARD OF DIRECTORS
CHARALAMBOS A. STAVRINOUDAKIS
Σ 208194

FINANCIAL MANAGER
PETER I. DELIS
P 678226

THE CHIEF ACCOUNTANT
NIKOLAOS B. MAROULIS
E.C.G. 9997046629 - A' CLASS

CERTIFIED AUDITOR'S AUDIT CERTIFICATE DIRECT TRANSLATION
TO THE SHAREHOLDERS OF "MICHAEL J MAILLIS AEBE - PACKAGING SYSTEMS"

I have audited the above Financial Statements and the Notes to the Financial Statements of "Michael J Maillis AEBE - Packaging Systems" for the year ended 31 December 2002. My audit was carried out in accordance *with the provisions of article 37 of CL 2190/1920 "Referring to Companies" and the auditing procedures, which I considered appropriate, based on the principles and auditing standards followed by the Institute* of Certified Auditors Accountants. All books and records maintained by the Company have been made available to me and I have been given all the information and explanations which I have requested for the purposes of the audit. The Company's accounts have been prepared in accordance with Greek Generally Accepted Accounting Principles. There has been no change in the stock valuation principles compared to the prior year and the production cost is calculated in accordance with the generally accepted cost accounting principles. I have agreed the contents of the Directors' Report to the Annual General Meeting of the Shareholders with the Financial Statements. The Attachment contains the information required by paragraph 1 of article 43a of CL 2190/1920. The following matters were noted as a result of the audit: 1. Based on interpretation No 205/1988 of the full session of the State Legal Council, the company has not raised a provision for retirement settlement, as none of the employees will obtain pension rights before the end of the forthcoming year. If the Company had raised a provision in accordance with article 42e of CL 2190/1920 for compensation for employee terminations, the provision would have amounted to approximately € 553.000, of which approximately € 477,000 relates to prior years and approximately € 75.000 relates to current year results. 2. The company has included approximately € 2.906.000 in account B4 "Other Setup Expenses". This amount relates to the net book value of losses incurred from the disposal and year-end valuation of investments listed on the Athens Stock Exchange, of which approximately € 1.090.000 have been expensed in prior years and approximately € 581,000 have been expensed in the current year results. If the Company had followed the requirements set out by CL 2190/1920, the full amount would have been expensed in prior years. 3. In accordance to the circular 1112072/11332/1294/8.12.2000 the company has included approximately € 1.853,000 in account E1 "Deferred Charges", of which approximately € 1.235.000 have been expensed in prior years and approximately € 617,000 have been expensed in the current year. This amount relates to realised and unrealised foreign exchange losses incurred by the Company up to 31/12/2000. If the Company had followed the requirements set out by CL 2190/1920 the full amount would have been expensed in prior years. 4. The years 2000 to 2002 have not been audited by the tax authorities and therefore the tax liabilities of the company have not yet been finalised. In my opinion, the aforementioned Financial Statements are in agreement with the books and records of the company and together with the Attachment, present, subject to the matters mentioned above and the notes appearing on the face of the financial statements, the company's assets and financial position as at 31 December 2002 and the results for the financial year then ended, *in accordance with the current legislation and Greek Generally Accepted Accounting Principles, which do not differ from those which the company had applied in the previous year.*

ATHENS, 27th FEBRUARY, 2003
CERTIFIED AUDITOR- ACCOUNTANT

PRICEWATERHOUSECOOPERS

KYRIAKOS - RIRIS
REG No 12111

KRONOS S.A.

M. J. MAILLIS SA

PACKING SYSTEMS

CONSOLIDATED SUMMARISED BALANCE SHEET AS AT 30 SEPTEMBER 2002 ATHENS P.C.S.A. 2716/06/B/86/43 (AMOUNTS IN EURO)

ASSETS	30/09/2002	30/09/2001
B. PRE OPERATIONG COSTS		
Acquisition Cost	60.671.578	63.059.245
Less: Depreciation until 30/09/2002	23.189.444	15.833.026
Net Value	37.482.134	47.226.219
C. FIXED ASSETS		
Acquisition Cost	208.587.168	164.092.150
Less: Depreciation until 30/09/2002	89.488.428	52.645.289
Net Value	119.098.740	111.446.861
Participation and other long term acquisitions	215.513	214.277
Total Fixed Assets	119.314.253	111.661.138
D. CURRENT ASSETS		
Inventories	73.862.721	72.967.228
Receivables	85.763.304	82.200.916
Securities	2.869.920	7.357.770
Cash	22.416.808	66.994.657
Total Current Assets	184.912.753	229.520.571
E. PREPAYMENTS & ACCRUED INCOME	8.432.775	7.567.611
GRAND TOTAL ASSETS	350.141.915	395.975.538

CAPITAL AND LIABILITIES	30/09/2002	30/09/2001
A. CAPITAL & RESERVES		
Share Capital (72.433.880 sh. X 0,76 euro)	55.049.749	53.142.979
Share premium reserve	144.825.890	145.334.489
Differences of revaluation-Investment subsidies	10.703.544	11.748.751
Reserves	32.303.434	36.295.933
Same Shares	(9.745.396)	----
Retained Profits	3.531.109	13.430.075
Exchange differences from translation of subsidiaries	(1.572.131)	689.907
Profit 1/1-30/9/2002	19.537.430	17.710.646
Goodwill on acquisition of subsidiaries	(117.464.693)	(87.000.368)
Minority interests	4.523.480	619.831
Total Capital & Reserves	141.692.416	191.972.243
B. PROVISIONS FOR RISK & EXPENSES	2.656.252	3.884.782
C. LIABILITIES		
Long-Term Liabilities	110.160.644	84.678.988
Short-Term Liabilities	92.285.497	107.788.614
Total Liabilities	202.446.141	192.467.602
D. ACCRUALS & DEFERRED INCOME	3.347.106	7.650.911
GRAND TOTAL CAPITAL AND LIABILITIES	350.141.915	395.975.538

NOTES:

1) The companies included in the above consolidation are the following: a) M.J.MAILLIS S.A. (parent company), b) Directly control Companies STRAPTECH S.A. (99,0%), M.J. MAILLIS BULGARIA EOOD (100%), M. J. MAILLIS ROMANIA SA (81,0%), HELERO BV (100%), M. J. MAILLIS FRANCE SAS (99,99%), MARFLEX M. J. MAILLIS GROUP SPZOO (100%), M. J. MAILLIS ESPANA SA (100%), ROCALU SA (100%), M. J. MAILLIS CZECH SRO (100%), M. J. MAILLIS ALBANIA LTD (100%), DANUBIA PACK M. J. MAILLIS GROUP KFT (100%), EUROPACK SA (100%), COLUMBIA SRL (60%), CONTIPAK GMBH (100%), OY ASTRAP AB (100%), M. J. MAILLIS SVERIGE AB (100%), MAILLIS HOLDING GMBH (100%). c) Indirectly control CompaniesUNITED PACKAGING PLC (100%), M. J. MAILLIS UK LTD (100%), CERBERE SOVAREC SA (99,99%), CERBERE AGRAVFIT SA (99,72%). SIAT SPA (100%), ARTE SRL (100%), GRAMEGNA SPA (100%), SICME SRL (60%), IPE CORPORATION (100%), COMBI PACKAGING SYSTEMS (50%), MEGA SRL (70%), TAM SRL (71%), SIAT USA (100%), SIAT BENELUX (100%), CONTIPAK GMBH & CO KG (100%), NYDENS FORPACKING AB (100%), MAILLIS SANDER GMBH (100%), SANDER GMBH & CO KG (100%), SANDER NV (100%), SAMUEL CERCLAGE SARL (100%), WULFTEC INTERNATIONAL INC (100%). The above mentioned companies have been consolidated according to the full consolidation method as provided for in articles 90 to 109 of law 2190/1920.
2) Encumbrances on the company' s fixed assets as at 30 September, 2002 not exist.
3) The result included in the consolidated profit and loss account, which relate to subsidiaries registered in Eastern Europe, have been translated at the average exchange rate of transactions throughout the period 01/01 - 30/09/2002.
4) The previous fixed assets revaluation of land and buildings was carried out at 31 December, 2000, in accordance with law 2065/92 as amended by article 20 of law 2443/96.
5) The number of employees of the group as at 30 September, 2002 was 2.144.
6) The company has made the necessary provisions for accrued expenses and accrued income as at 30 September 2002.
7) The group consistently followed the fundamental accounting principles used in the financial statements for the 2001 year.

CONSOLIDATED SUMMARISED PROFIT AND LOSS ACCOUNT FOR THE PERIOD 1 JANUARY - 30 SEPTEMBER 2002

	01/01/2002-30/09/2002		01/01/2001-30/09/2001	
I. OPERATING RESULTS				
Turnover (net sales)		226.963.878		188.691.041
Less: Cost of Sales		159.813.254		137.283.090
Gross margin profit		67.150.624		51.407.951
Plus: Other operating income		617.096		1.735.514
Total		67.767.720		53.143.464
Less: 1. Administrtive expenses	17.930.146		13.805.998	
3. Distribution expenses	28.597.449	46.527.595	21.696.204	35.502.202
Subtotal profit		21.240.125		17.641.263
Plus: 2. Profit from sale of bonds	73.301		24.253	
4. Interest & other similar inc.	2.199.462	2.272.763	602.659	626.912
Less:				
1. Participation and securities value decline allowances	192.234		----	
2. Loss from sale of bonds	243.807		381.501	
3. Interest & other similar exp.	6.416.005	(6.852.046)	4.654.195	(5.035.696)
Total operating results (profits)		16.660.842		13.232.479
II. PLUS: EXTRAORDINARY RESULTS				
1. Extraordinary and non-operating income	9.290.525		7.067.594	
2. Extraordinary profits	3.435		4.285	
3. Prior year profits	58.035	9.351.995	34.918	7.106.797
Less:				
1. Extraordinary and non-operating expenses	5.982.031		1.810.165	
2. Extraordinary loss	815		694.063	
3. Prior year expenses	174.845	(6.157.691)	90.016	(2.594.244)
Total operating & non-operating results		19.855.146		17.745.032
LESS:				
Total depreciation	18.789.831		15.174.692	
Less: Depreciation charged to operation cost	18.789.831	----	15.140.306	(34.386)
NET PROFIT BEFORE TAXES		19.855.146		17.710.646
LESS:				
Share of minority interest		317.716		329.671
NET PROFIT BEFORE TAXES & after Minority Interests		19.537.430		17.380.975

Marousi, 20 November 2002

CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR	CHIEF FINANCIAL OFFICER & MEMBER OF THE BOARD OF DIRECTORS	GROUP FINANCIAL CONTROLLER	ACCOUNTING MANAGER
MICHAEL J. MAILLIS	CHARALAMBOS STAVRINOUDAKIS	SOTIRIOS I. LEONARDOS	NIKOLAOS V. MAROULIS
ID. No Φ 020206	ID. No Σ 208194	ID. No Π 325521	ID. No Π 717325

KRONOS S.A.

M. J. MAILLIS SA

PACKING SYSTEMS

SUMMARISED BALANCE SHEET AS AT 30 SEPTEMBER 2002 ATHENS P.C.S.A. 2716/06/B/86/43 (AMOUNTS IN EURO)

ASSETS	30/09/2002	30/09/2001	CAPITAL AND LIABILITIES	30/09/2002	30/09/2001
B. PRE OPERATING COSTS			**A. CAPITAL AND RESERVES**		
Acquisition Cost	38.079.898	32.368.465	Share Capital		
Less: Depreciation until 30/09/2002	19.483.298	13.861.665	(72.433.880 sh. X 0,76 euro)	55.049.749	53.142.979
Net Value	18.596.600	18.506.800	Share premium reserve	144.825.890	145.334.489
C. FIXED ASSETS			Differences of valuation-		
Acquisition Cost	94.722.695	84.766.928	Investment subsidies	6.784.378	11.731.166
Less: Depreciation until 30/09/2002	40.675.529	30.657.846	Reserves	21.433.039	21.241.147
Net Value	54.047.166	54.109.082	Same Shares	(9.745.396)	0
Participation and other			Retained Profits	68.970	2.142.848
long term acquisition	141.867.268	71.921.252	Profit 1/1-30/9/2002	2.115.156	4.473.653
Total Fixed Assets	195.914.434	126.030.334	Total Capital & Reserves	220.531.786	238.066.282
D. CURRENT ASSETS			**B. PROVISIONS FOR RISK**		
Inventories	21.446.125	27.573.466	**& EXPENSES**	571.481	248.664
Receivables	83.952.263	96.856.171	**C. LIABILITIES**		
Securities	1.502.745	6.498.000	Long-Term Liabilities	89.357.823	49.252.678
Cash	6.071.844	58.927.427	Short-Term Liabilities	19.691.672	43.952.277
Total Current Assets	112.972.977	189.855.063	Total Liabilities	109.049.495	93.204.955
E. PREPAYMENTS & ACCRUED INCOME	5.821.836	5.752.798	**D. ACCRUALS & DEFERRED INCOME**	3.153.085	8.625.094
GRAND TOTAL ASSETS	333.305.847	340.144.995	**GRAND TOTAL CAPITAL AND LIABILITIES**	333.305.847	340.144.995

NOTES:
1) Net Fixed Asset investments increased approximately 3.785.000 eur in the period of 1 January to September 2002.
2) The company has been tax audited up to the year ended 31 December, 1999.
3) Encumbrances on the company' s fixed assets as at 30 September, 2002 not exist.
4) The previous fixed assets revaluation of land and buildings was carried out at 31 December, 2000, in accordance with law 2065/92 as amended by article 20 of law 2443/96.
5) The number of employees of the company at 30 September, 2002 were 421.
6) The company has made the necessary provisions for accrued expenses and accrued income as at 30 September 2002.
7) The company consistently followed the fundamental accounting principles used in financial statements for the 2001 year.
8) The depreciation charge for the period 1/1-30/9/2002 amounted eur 11.703.607 compared to eur 9.480.558 for the period 1/1-30/9/2001 and is accordingly allocated as follows: eur 7.047.849 to production cost compared to eur 6.300.923, eur 4.634.671 to administration expenses compared to eur 3.167.656 and eur 21.087 to selling expenses compared to eur 11.979.

SUMMARISED PROFIT AND LOSS ACCOUNT FOR THE PERIOD 1 JANUARY - 30 SEPTEMBER 2002

	01/01/2002-30/09/2002		01/01/2001-30/09/2001	
I. OPERATING RESULTS				
Turnover (net sales)		70.651.858		68.528.134
Less: Cost of Sales		54.601.505		55.508.605
Gross margin profit		16.050.353		13.019.529
Plus: Other operating income		210.567		401.917
Total		16.260.920		13.421.446
Less: 1. Administrative expenses	7.540.074		5.304.635	
3. Distribution expenses	7.242.990	14.783.064	6.635.491	11.940.126
Subtotal profit		1.477.856		1.481.320
Plus: 3. Profit from sale of bonds	73.210		21.655	
4. Interest & other similar inc.	1.487.966	1.561.176	1.300.363	1.322.018
Less:				
1. Participation and securities value decline allowances	192.234		0	
2. Loss from sale of bonds	243.807		381.501	
3. Interest & other similar exp.	2.079.470	(2.515.511)	1.630.971	(2.012.472)
Total operating results (profits)		523.521		790.866
II. PLUS: EXTRAORDINARY RESULTS				
1. Extraordinary and non-operating income	3.046.839		5.110.787	
2. Extraordinary gains	2.935		4.285	
3. Prior year profits	56.762	3.106.535	16.328	5.131.400
Less:				
1. Extraordinary and non-operating expenses	1.414.261		1.370.673	
2. Extraordinary loss	815		4.905	
3. Prior year expenses	99.824	(1.514.900)	73.035	(1.448.613)
Total operating & non-operating results		2.115.156		4.473.653
LESS:				
Total depreciation	11.703.607		9.480.558	
Less: Depreciation charged to operation cost	11.703.607	0	9.480.558	0
NET PROFIT BEFORE TAXES		2.115.156		4.473.653

Marousi, 20 November 2002

CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR	CHIEF FINANCIAL OFFICER & MEMBER OF THE BOARD OF DIRECTORS	FINANCIAL MANAGER	ACCOUNTING MANAGER
MICHAEL J. MAILLIS	CHARALAMBOS STAVRINOUDAKIS	PETROS I. DELIS	NIKOLAOS V. MAROULIS
ID. No Φ 020206	ID. No Σ 208194	ID. No P 578226	ID. No Π 717325

KRONOS S.A.

M. J. MAILLIS SA

PACKING SYSTEMS

CONSOLIDATED SUMMARISED BALANCE SHEET AS AT 30 JUNE 2002 ATHENS P.C.S.A. 2716/06/B/86/43 (AMOUNTS IN EURO)

ASSETS	30/06/2002	30/06/2001
B. PRE OPERATING COSTS		
Acquisition Cost	56.250.366	58.738.778
Less: Depreceiation until 30/06/2002	21.243.312	14.186.675
Net Value	35.007.054	44.552.103
C. FIXED ASSETS		
Acquisition Cost	207.415.626	144.089.390
Less: Depreciation until 30/06/2002	79.192.723	46.843.102
Net Value	128.222.903	97.246.288
Participation and other logn term acquisitions	215.513	214.277
Total Fixed Assets	128.438.416	97.460.565
D. CURRENT ASSETS		
Inventories	66.448.569	73.694.233
Receivables	91.553.388	78.212.869
Securities	2.344.691	7.933.492
Cash	32.826.996	65.752.352
Total Current Assets	193.173.644	225.592.946
E. PREPAYMENTS & ACCRUED INCOME	6.219.299	7.381.886
GRAND TOTAL ASSETS	362.838.413	374.987.500

CAPITAL AND LIABILITIES	30/06/2002	30/06/2001
A. CAPITAL & RESERVES		
Share Capital (72.433.680 sh. X 0,76 euro)	53.142.979	53.142.979
Share premium reserve	144.825.890	145.334.489
Differences of revaluation-Investment subsidies	11.372.210	8.812.431
Reserves	32.276.994	38.105.737
Own shares in hand	(9.050.506)	0
Retained Profits	3.531.109	13.430.075
Exchange differences from translation of subsidiaries	(778.140)	750.322
Profit 30/06/2002	13.650.858	12.513.215
Goodwill on acquisition of subsidiaries	(111.352.969)	(80.112.253)
Minority interests	3.192.897	562.470
Total Capital & Reserves	142.718.092	192.539.465
B. PROVISIONS FOR RISK & EXPENSES	4.062.943	3.962.499
C. LIABILITIES		
Long-term Liabilities	113.574.965	75.093.846
Short-term Liabilities	95.692.391	92.073.217
Total Liabilities	209.267.356	167.167.063
D. ACCRUALS & DEFERRED INCOME	6.790.022	11.318.473
GRAND TOTAL CAPITAL AND LIABILITIES	362.838.413	374.987.500

NOTES:

1. The companies included in the above consolidation are the following: a) M.J.MAILLIS S.A. (parent company), b) Directly control Companies, STRAPTECH S.A. (99,0%), M.J. MAILLIS BULGARIA EOOD (100%), M. J. MAILLIS ROMANIA SA (81,0%), HELERO BV (100%), M. J. MAILLIS FRANCE SAS (99,99%), MARFLEX M. J. MAILLIS GROUP SPZOO (100%), M. J. MAILLIS ESPANA SA (100%), ROCALU SA (100%), M. J. MAILLIS CZECH SRO (100%), M. J. MAILLIS ALBANIA LTD (100%), DANUBIA PACK M. J. MAILLIS GROUP KFT (100%), EUROPACK SA (100%), COLUMBIA SRL (60%), CONTIPAK GMBH (100%), OY ASTRAP AB (100%), M. J. MAILLIS SVERIGE AB (100%), MAILLIS HOLDING GMBH (100%). c) Indirectly control Companies PAYNE STRAPPING SYSTEMS LTD (100%), UNITED PACKAGING PLC (100%), SAMUEL STRAPPING SYSTEMS LTD (100%), CERBERE SOVAREC SA (99,99%), CERBERE AGRAVFIT SA (99,72%), SIAT SPA (100%), ARTE SRL (100%), GRAMEGNA SPA (100%), SICME SRL (60%), IPE CORPORATION (100%), COMBI PACKAGING SYSTEMS (50%), MEGA SRL (70%), TAM SRL (71%), SIAT USA (100%), CONTIPAK GMBH & CO KG (100%), NYDENS FORPACKING AB (100%), MAILLIS SANDER GMBH (100%), SANDER GMBH & CO KG (100%), SANDER NV (100%), SAMUEL CERCLAGE SARL (100%), WULFTEC INTERNATIONAL INC (100%). The above mentioned companies have been consolidated according to the full consolidation method as provided for in articles 90 to 109 of law 2190/1920.
2. Encumbrances on the company/ s fixed assets as at 30 June, 2002 not exist.
3. The result included in the consolidated profit and loss account, which relate to subsidiaries registered in Eastern Europe, have been translated at the average exchange rate of transactions throughout the period 01/01 - 30/06/2002.
4. The previous fixed assets revaluation of land and buildings was carried out at 31 December, 2000, in accordance with law 2065/92 as amended by article 20 of law 2443/96.
5. The number of employees of the group as at 30 June, 2002 was 2.168.
6. The company has made the necessary provisions for accrued expenses and accrued income as at 30 June 2002.
7. The group consistently followed the fundamental accounting principles used in the financial statements for the 2001.

CONSOLIDATED SUMMARISED PROFIT AND LOSS ACCOUNT FOR THE PERIOD 1 JANUARY - 30 JUNE 2002

		30/06/2002		30/06/2001
I. OPERATING RESULTS				
Turnover (net sales)		147.494.160		126.862.754
Less: Cost of Sales		103.745.710		91.592.491
Gross margin profit		43.748.450		35.270.263
Plus: Other operating income		328.101		1.183.796
Total		44.076.551		36.454.059
Less: 1. Administrative expenses	11.037.980		10.263.277	
3. Distribution expenses	18.524.668	29.562.648	15.439.830	25.703.107
Subtotal profit		14.513.903		10.750.952
Plus: 3. Profit from sale of bonds	49.822		11.258	
4. Interest & other similar inc.	1.419.964	1.469.786	481.729	492.987
Less:				
1. Participation and securities value decline allowances	128.156		0	
2. Expenses and losses from participations and securities	162.538		0	
3. Interest & other similar exp.	4.459.209	(4.749.903)	2.117.932	(2.117.932)
Total operating results (profits)		11.233.786		9.126.007
II. PLUS: EXTRAORDINARY RESULTS				
1. Extraordinary and non - operating income	6.258.689		5.438.276	
2. Prior year profits	2.966		1.350	
3. Prior year income	57.033	6.318.688	34.918	5.474.544
Less:				
1. Extraordinary and non-operating expenses	3.596.066		1.046.340	
2. Extraordinary loss	0		829.370	
3. Prior year expenses	116.887	(3.712.953)	88.414	(1.964.124)
Total operating & non-operating results		13.839.521		12.636.427
LESS:				
Total depreciation	12.545.521		8.449.949	
Less: Depreciation charged to operation cost	12.545.521	0	8.326.737	123.212
NET PROFIT BEFORE TAXES		13.839.521		12.513.215
Less: Share of minority interest		188.663		126.627
NET PROFIT BEFORE TAXES AND AFTER MINORITY INTEREST		13.650.858		12.386.588

Marousi, 20 August 2002

CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR	CHIEF FINANCIAL OFFICER & MEMBER OF THE BOARD OF DIRECTORS	GROUP FINANCIAL CONTROLLER	ACCOUNTING MANAGER
MICHAEL J. MAILLIS	CHARALAMBOS STAVRINOUDAKIS	SOTIRIOS I. LEONARDOS	NIKOLAOS V. MAROULIS
ID. No Φ 020205	ID. No Σ 208194	ID. No Π 325521	ID. No Π 717325

CERTIFIED AUDITOR'S AUDIT REPORT

To the shareholders of 'MICHAEL I MAILLIS AEBE - Packing Systems'

We have carried out the audit which is required under the provisions of article 6 of PD 360/1985, as amended by article 90 of L 2533/1997,in compliance with the rules and regulations that govern audit procedures set by the Greek association of chartered certified accountants , SOEL , and applying the procedures we believe are appropriate in order to verify that the abridged financial statements of "MJ MAILLIS AEBE - Packing Systems", for the period from 1January 2001 to 30 June 2002, do not contain errors or omissions which materially affect the consolidated asset structure and the financial position of the company, as well as the consolidated operating results of the parent company and its subsidiaries that are included in the consolidation. The scope of the audit did not include the subsidiary companies representing 13% of the consolidated assets and 19% of the consolidated turnover. The financial statements of the above subsidiaries have been audited by other certified auditors, on whose audit certificates we have placed reliance in order to express the opinion that follows. Unaudited financial statements are included in the consolidation, representing in total 26% and 2% of the consolidated assets and turnover. These subsidiaries are immaterial to the Group figures and have not been audited. The following matters were noted as a result of the audit: 1. Based on interpretation No 205/1988 of the full session of the State Legal Council, the companies that are included in the consolidation have not raised a provision for retirement settlement, as none of the employees will obtain pension rights before the end of the forthcoming year. Had the Companies raised a provision in accordance with article 42e of CL 2190/1920 for compensation for employee terminations, the provision would have amounted to € 553.784, of which € 526.368 approximately should have been charged to the operating results of the previous years and € 27.416 should have been charged to the operating results of the period ending 30 June 2002. 2. In accordance to article 37, paragraph 3, of tax decree 2874/2000 the parent company has included € 2.906.947 in account B4 "Other Pre-Operating Expenses". This amount relates to the net book value of losses incurred from the disposal and year-end re-valuation of investments listed on the Athens Stock Exchange, of which € 508.669 have been charged to the operating results of the period ending 31 December 2000, € 581.389 have been charged to the operating results of the period ending 31 December 2001 and € 290.695 have been charged to the operating results of the period ending 30 June 2002. Had the Company followed the requirements set out by CL 2190/1920 the amount of € 2.543.341 would have been expensed in the period ending 31 December 2000 and the amount € 363.606 would have been expensed in the period ending 31 December 2001. 3. In accordance to the circular 1112072/11332/1294/8.12.2000 the parent company has included in account E1 "Deferred Charges", foreign exchange losses incurred by the Company up to 31 December 2000, amounted to € 1.853.321), of which € 617.774 have been charged to the operating results of the period ending 31 December 2000, € 617.774 have been charged to the operating results of the period ending 31 December 2001 and € 308.887 to the operating results of the period ending 30 June 2002. Had the Company followed the requirements set out by CL 2190/1920 the full amount would have been expensed in the period ending 31 December 2000. 4. Among the receivables of the parent company are included delayed receivables amounting to € 505.000. The company has not created any provision for a part or the whole of this amount. In our opinion, the aforementioned consolidated Financial Statements are in agreement with the CL 2190/1920, subject to the matters mentioned above and the notes appearing on the face of the financial statements, they do not contain errors or omissions which would materially affect the consolidated asset structure and the financial position of the group of companies at 30 June 2002 and the consolidated results before tax for the period then ended, based on the relevant legislation and the accounting standards and procedures applied by the parent company which are generally accepted and do not differ from those applied in the previous period.

Athens, 26 August 2002
Certified Auditor- Accountant

PRICEWATERHOUSECOOPERS

KYRIAKOS RIRIS
REG No 12111

M. J. MAILLIS SA

PACKING SYSTEMS

SUMMARISED BALANCE SHEET AS AT 30 JUNE 2002 ATHENS P.C.S.A. 2716/06/B/86/43 (AMOUNTS IN EURO)

ASSETS	30/06/2002	30/06/2001
B. PRE OPERATING COSTS		
Acquisition Cost	37.857.196	32.182.169
Less: Depreciation until 30/06/2002	18.018.762	12.448.917
Net Value	19.838.434	19.733.252
C. FIXED ASSETS		
Acquisition Cost	95.226.038	81.590.613
Less: Depreciation until 30/06/2002	38.239.649	28.408.704
Net Value	56.986.389	53.181.909
Participation and other long term acquisitions	125.340.474	65.636.252
Total Fixed Assets	182.326.863	118.818.162
D. CURRENT ASSETS		
Inventories	16.305.742	29.806.518
Receivables	98.296.277	97.379.501
Securities	1.502.745	4.189.198
Cash	13.197.920	57.824.299
Total Current Assets	129.302.684	189.199.516
E. PREPAYMENTS & ACCRUED INCOME	3.578.149	5.282.597
GRAND TOTAL ASSETS	335.046.130	333.033.527

CAPITAL AND LIABILITIES	30/06/2002	30/06/2001
A. CAPITAL & RESERVES		
Share Capital (72.433.880 sh. X 0,76 euro)	55.049.749	53.142.979
Share premium reserve	144.825.890	145.334.489
Differences of revaluation-- Investent subsidies	7.329.353	8.794.845
Reserves	21.433.039	21.241.147
Own shares in hand	(9.050.506)	0
Retained Profits	68.970	2.142.848
Profit 1/1-30/6/2002	1.701.817	4.795.456
Total Capital & Reserves	221.358.312	235.451.764
B. PROVISIONS FOR RISK	571.481	248.664
C. LIABILITIES		
Long-term Liabilities	89.357.823	49.252.678
Short - term Liabilities	17.388.188	37.290.918
Total Liabilities	106.746.011	86.543.596
D. ACCRUALS & DEFERRED INCOME	6.370.326	10.789.503
GRAND TOTAL CAPITAL AND LIABILITIES	335.046.130	333.033.527

NOTES:

1) Net Fixed Asset investments increased approximately 3.785.000 eur in the period of 1 January to June 2002.
2) The company has been tax audited up to the year ended 31 December, 1999.
3) *The Equity participation in affiliated companies amounting approximately 125,1 million eur is stated at cost, as provided for in article 28 par. 5 of Presidential* Decree 186/1992 (Tax book code). Had the above valuation been made at the equity method, as provided for in article 43 of law 2190/1920, the relevant amount would have been approximately 86,3 million eur.
4) Encumbrances on the company/ s fixed assets as at 30 June, 2002 not exist.
5) The previous fixed assets revaluation of land and buildings was carried out at 31 December, 2000, in accordance with law 2065/92 as amended by article 20 of law 2443/96.
6) The number of employees of the company at June, 2002 were 425.
7) The company has made the necessary provisions for accrued expenses and accrued income as at 30 June 2002.
8) The company consistently followed the fundamental accounting principles used in financial statements for the 2001 year.
9) The depreciation charge for the period 1/1-30/6/2002 amounted eur 7.795.217 compared to eur 6.726.547 for the period 1/1-30/6/2001 and is accordingly allocated as follows: eur 4.690.385 to production cost compared to eur 4.055.193, eur 3.090.488 to administration expenses compared to eur 2.663.368 and eur 14.344 to selling expenses compared to eur 7.986.

SUMMARISED FORIT AND LOSS ACCOUNT FOR THE PERIOD 1 JANUARY - 30 JUNE 2002

		30/06/2002		30/06/2001
I. OPERATING RESULTS				
Turnover (net sales)		46.325.007		47.013.093
Less: Cost of Sales		35.697.035		37.823.795
Gross margin profit or (loss)		10.627.972		9.189.298
Plus: Other operating income		210.566		314.577
Total		10.838.538		9.503.875
Less: 1. Administrative expenses	5.104.769		3.909.736	
3. Distribution expenses	4.685.386	9.790.155	4.613.546	8.523.282
Subtotal profit or (loss)		1.048.383		980.593
Plus: 3. Profit from sale of bonds	49.731		8.660	
4. Interest & other similar inc.	795.604	845.335	941.163	949.823
Less:				
1. Participation and securities value decline allowances	128.156		0	
2. Expenses and losses from participations and securities	162.538		0	
3. *Interest & other similar exp.*	1.204.886	(1.495.580)	631.726	(631.726)
Total operating results (profits)		398.138		1.298.690
II. PLUS: EXTRAORDINARY RESULTS				
1. Extraordinary and non-operation income	2.167.787		4.140.553	
2. Prior year profits	2.935		1.350	
3. Income prior period	56.762	2.227.484	16.328	4.158.230
Less:				
1. Extraordinary and non-operating expenses	860.237		587.257	
2. *Extraordinary loss*	0		2.126	
3. Prior year expenses	63.568	(923.805)	72.080	(661.464)
Total operating & non-operating results		1.701.817		4.795.456
LESS:				
Total depreciation	7.795.217		6.726.547	
Less: Depreciation charged to operation cost	7.795.217	0	6.726.547	0
NET PROFIT BEFORE TAXES		1.701.817		4.795.456

Marousi, 20 August 2002

CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR	CHIEF FINANCIAL OFFICER & MEMBER OF THE BOARD OF DIRECTORS	FINANCIAL MANAGER	ACCOUNTING MANAGER
MICHAEL J. MAILLIS	CHARALAMBOS STAVRINOUDAKIS	PETROS I. DELIS	NIKOLAOS V. MAROULIS
ID. No Φ 020206	ID. No Σ 208194	ID. No P 578226	ID. No Π 717325

AUDIT REPORT OF CERTIFIED AUDITOR

To the Board of Directors of 'MICHAEL I MAILLIS AEBE - Packing Systems'

We have carried out the audit which is required under the provisions of article 6 of PD 360/1985, as amended by article 90 of L 2533/1997, and in compliance with the audit rules and regulations set by the Greek Association of Chartered Certified Accountants (SOEL) and applying the procedures we believe are appropriate in order to verify that the abridged financial statements of "MJ MAILLIS AEBE - Packing Systems", for the period from 1 January 2002 to 30 June 2002, do not contain errors or omissions which materially affect the asset structure and the financial position of the company, as well as the operating results included therein. All books and records maintained by the Company have been made available to us and we have been given all the information and explanations, which we have requested for the purposes of the audit. The Company's accounts have been prepared in accordance with Greek Generally Accepted Accounting Principles. There has been no change in the stock valuation principles compared to the prior year and the production cost is calculated in accordance with the generally accepted cost accounting principles. The following matters were noted as a result of the audit: 1. Based on interpretation No 205/1988 of the full session of the State Legal Council, the company has not raised a provision for retirement settlement, as none of the employees will obtain pension rights before the end of the forthcoming year. Had the Company raised a provision in accordance with article 42e of CL 2190/1920 for compensation for employee terminations, the provision would have amounted to € 499.960, of which € 477.978 approximately should have been charged to the operating results of the previous years and € 21.982 should have been charged to the operating results of the period ending 30 June 2002. 2. In accordance to article 37, paragraph 3, of tax decree 2874/2000 the company has included € 2.906.947 in account B4 "Other Pre-Operating Expenses". This amount relates to the net book value of losses incurred from the disposal and year-end re-valuation of investments listed on the Athens Stock Exchange, of which € 508.669 have been charged to the operating results of the period ending 31 December 2000, € 581.389 have been charged to the operating results of the period ending 31 December 2001 and € 290.695 have been charged to the operating results of the period ending 30 June 2002. Had the Company followed the requirements set out by CL 2190/1920 the amount of € 2.543.341 would have been expensed in the period ending 31 December 2000 and the amount € 363.606 would have been expensed in the period ending 31 December 2001. 3. In accordance to the circular 1112072/11332/1294/8.12.2000 the company has included in account E1 "Deferred Charges", foreign exchange losses incurred by the Company up to 31 December 2000, amounted to € 1.853.321), of which € 617.774 have been charged to the operating results of the period ending 31 December 2000, € 617.774 have been charged to the operating results of the period ending 31 December 2001 and € 308.887 to the operating results of the period ending 30 June 2002. Had the Company followed the requirements set out by CL 2190/1920 the full amount would have been expensed in the period ending 31 December 2000. 4. Among the receivables of the company, delayed receivables amounting to € 505.000 are included. The company has not created any provision for the whole of this amount. In our opinion, the aforementioned Financial Statements are in agreement with the books and records of the company, subject to the matters mentioned above and the notes appearing on the face of the financial statements, they do not contain errors or omissions which would materially affect the asset structure and the financial position of the company at 30 June 2002 and the results before tax for the period then ended, based on the relevant legislation and the accounting standards and procedures applied by the company which have been generally accepted and do not differ from those applied in the previous financial year.

Athens, 26 August 2002
Certified Auditor- Accountant

PRICEWATERHOUSECOOPERS

KYRIAKOS RIRIS
Reg No 12111

KRONOS S.A.

MICHAEL J. MAILLIS S.A. - PACKING SYSTEMS

CONSOLIDATED SUMMARISED BALANCE SHEET AS AT 31 MARCH 2002 ATHENS P.C.S.A. 2716/06/B/86/43 (AMOUNTS IN EURO)

ASSETS	31/03/2002	31/03/2001
B. PRE OPERATING COSTS		
Acquisition Cost	60.056.726	65.199.267
Less: Depreceiation until 31/03/2002	20.338.725	11.965.128
Net Value	39.718.001	53.234.139
C. FIXED ASSETS		
Acquisition Cost	202.886.726	161.563.957
Less: Depreciation until 31/03/2002	77.748.977	47.190.420
Net Value	125.137.749	114.373.537
Participation and other logn term acquisitions	215.513	214.277
Total Fixed Assets	125.353.262	114.587.813
D. CURRENT ASSETS		
Inventories	61.733.988	66.169.543
Receivables	92.202.678	86.923.690
Securities	5.408.363	5.063.039
Cash	47.058.834	77.475.393
Total Current Assets	206.403.863	235.631.665
E. PREPAYMENTS & ACCRUED INCOME	5.388.743	4.948.757
GRAND TOTAL ASSETS	376.863.869	408.402.374

CAPITAL AND LIABILITIES	31/03/2002	31/03/2001
A. CAPITAL & RESERVES		
Share Capital (72.433.880 sh. X 250 drs.)	53.142.979	53.142.979
Share premium reserve	145.334.489	145.334.489
Differences of revaluation-Investment subsidies	11.998.891	8.812.431
Reserves	32.581.794	39.146.291
Own shares in hand	-8.192.335	0
Retained Profits	5.862.117	13.521.595
Exchange differences from translation of subsidiaries	104.915	1.155.414
Profit 31/03/2002	7.399.906	6.375.896
Goodwill on acquisition of subsidiaries	-90.560.991	-37.033.665
Minority interests	2.884.478	575.785
Total Capital & Reserves	160.556.243	231.031.215
B. PROVISIONS FOR RISK & EXPENSES	2.739.709	3.961.425
C. LIABILITIES		
Long-term Liabilities	75.995.477	74.317.151
Short-term Liabilities	132.160.221	94.772.447
Total Liabilities	208.155.698	169.089.598
D. ACCRUALS & DEFERRED INCOME	5.412.219	4.320.136
GRAND TOTAL CAPITAL AND LIABILITIES	376.863.869	408.402.374

NOTES: 1. The companies included in the above consolidation are the following:

a) M.J.MAILLIS S.A. (parent company)

b) Directly control Companies STRAPTECH S.A. (99,0%), M.J. MAILLIS BULGARIA EOOD (100%), M. J. MAILLIS ROMANIA SA (81,0%), HELERO BV (100%), M. J. MAILLIS FRANCE SAS (99,99%), MARFLEX M. J. MAILLIS GROUP SPZOO (100%), M. J. MAILLIS ESPANA SA (100%), ROCALU SA (100%), M. J. MAILLIS CZECH SRO (100%), M. J. MAILLIS ALBANIA LTD (100%), DANUBIA PACK M. J. MAILLIS GROUP KFT (100%), EUROPACK SA (100%), COLUMBIA SRL (60%), CONTIPAK GMBH (100%), OY ASTRAP AB (100%), M. J. MAILLIS SVERIGE AB (100%), MAILLIS HOLDING GMBH (100%).

c) Indirectly control Companies PAYNE STRAPPING SYSTEMS LTD (100%), UNITED PACKAGING PLC (100%), SAMUEL STRAPPING SYSTEMS LTD (100%), CERBERE SOVAREC SA (99,99%), CERBERE AGRAVFIT SA (99,72%), SIAT SPA (100%), ARTE SRL (100%), GRAMEGNA SPA (100%), SICME SRL (60%), IPE CORPORATION (100%), COMBI PACKAGING SYSTEMS (50%), MEGA SRL (70%), TAM SRL (71%), SIAT USA (100%), CONTIPAK GMBH & CO KG (100%), NYDENS FORPACKING AB (100%), MAILLIS SANDER GMBH (100%), SANDER GMBH & CO KG (100%), SANDER NV (100%). The above mentioned companies have been consolidated according to the full consolidation method as provided for in articles 90 to 109 of law 2190/1920.

2. Encumbrances on the company's fixed assets as at 31 March, 2002 not exist.
3. The result included in the consolidated profit and loss account, which relate to subsidiaries registered in Eastern Europe, have been translated at the average exchange rate of transactions throughout the period 01/01 - 31/03/2002.
4. The previous fixed assets revaluation of land and buildings was carried out at 31 December, 2000, in accordance with law 2065/92 as amended by article 20 of law 2443/96.
5. The number of employees of the group as at 31 March, 2002 was 1.992.
6. The company has made the necessary provisions for accrued expenses and accrued income as at 31 March 2002.
7. The group consistently followed the fundamental accounting principles used in the financial statements for the 2001 year.

CONSOLIDATED SUMMARISED PROFIT AND LOSS ACCOUNT FOR THE PERIOD 1 JANUARY - 31 MARCH 2002

		31/03/2002		31/03/2001
I. OPERATING RESULTS				
Turnover (net sales)		77.156.932		65.994.586
Less: Cost of Sales		54.3[illegible]9.149		47.606.445
Gross margin profit		22.787.783		18.388.141
Plus: Other operating income		153.226		405.007
Total		22.941.009		18.793.148
Less: 1. Administrative expenses	5.767.633		5.668.431	
3. Distribution expenses	9.451.724	15.219.357	7.716.263	13.384.694
Subtotal profit		7.721.652		5.408.454
Plus: 3. Profit from sale of bonds	99		9.396	
4. Interest & other similar inc.	776.661	776.760	695.116	704.512
Less:				
1. Participation and securities value decline allowances	64.078		0	
2. Expenses and losses from participations and securities	81.269		0	
3. Interest & other similar exp.	1.876.789	(2.022.136)	1.691.207	(1.691.207)
Total operating results (profits)		6.476.276		4.421.759
II. PLUS: EXTRAORDINARY RESULTS				
1. Extraordinary and non - operating income	2.065.359		2.522.937	
2. Prior year profits	2.935		0	
3. Prior year income	49.617		11.606	
4. Write back of provision	0	2.117.911	5.489	2.540.032
Less:				
1. Extraordinary and non-operating expenses	1.028.134		513.797	
3. Prior year expenses	110.712	(1.138.846)	38.739	(552.536)
Total operating & non-operating results		7.455.341		6.409.255
LESS:				
Total depreciation	6.035.079		3.853.321	
Less: Depreciation charged to operation cost	6.035.079	0	3.853.321	0
NET PROFIT BEFORE TAXES		**7.455.341**		**6.409.255**
Less: Share of minority interest		55.435		33.359
NET PROFIT BEFORE TAXES AND AFTER MINORITY INTEREST		7.399.906		6.375.896

Marousi, 20 May 2002

CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR	CHIEF FINANCIAL OFFICER & MEMBER OF THE BOARD OF DIRECTORS	GROUP FINANCIAL CONTROLLER	ACCOUNTING MANAGER
MICHAEL J. MAILLIS	CHARALAMBOS STAVRINOUDAKIS	SOTIRIOS I. LEONARDOS	NIKOLAOS V. MAROULIS
ID. No Φ 020206	ID. No Σ 208194	ID. No Π 325521	ID. No Π 717325

KRONOS S.A.

MICHAEL J. MAILLIS S.A. - PACKING SYSTEMS

SUMMARISED BALANCE SHEET AS AT 31 MARCH 2002 ATHENS P.C.S.A. 2716/06/B/86/43 (AMOUNTS IN EURO)

ASSETS	31/03/2002	31/03/2001
B. PRE OPERATING COSTS		
Acquisition Cost	35.610.524	29.702.165
Less: Depreciation until 31/03/2002	16.790.300	11.156.599
Net Value	18.820.224	18.545.566
C. FIXED ASSETS		
Acquisition Cost	94.497.836	78.178.666
Less: Depreciation until 31/03/2002	35.808.870	26.314.201
Net Value	58.688.966	51.864.465
Participation and other long term acquisitions	106.831.346	57.180.165
Total Fixed Assets	165.520.312	109.044.630
D. CURRENT ASSETS		
Inventories	13.215.280	23.321.659
Receivables	98.137.575	99.034.969
Securities	4.550.756	3.027.064
Cash	33.284.009	69.690.924
Total Current Assets	149.187.620	195.074.616
E. PREPAYMENTS & ACCRUED INCOME	3.237.674	3.106.459
GRAND TOTAL ASSETS	336.765.830	325.771.270

CAPITAL AND LIABILITIES	31/03/2002	31/03/2001
A. CAPITAL & RESERVES		
Share Capital (72.433.880 sh. X 250 drs.)	53.142.979	53.142.979
Share premium reserve	145.334.489	145.334.489
Differences of revaluation--		
Investent subsidies	9.235.822	8.794.845
Reserves	21.433.038	21.241.147
Own shares in hand	(8.192.335)	0
Retained Profits	68.970	2.142.848
Profit 1/1-31/3/2002	667.837	2.619.108
Total Capital & Reserves	221.690.800	233.275.416
B. PROVISIONS FOR RISK	571.481	253.025
C. LIABILITIES		
Long-term Liabilities	49.494.497	49.252.678
Short - term Liabilities	60.194.206	38.906.099
Total Liabilities	109.688.703	88.158.777
D. ACCRUALS & DEFERRED INCOME	4.814.846	4.084.052
GRAND TOTAL CAPITAL AND LIABILITIES	336.765.830	325.771.270

NOTES:
1) Net Fixed Asset investments increased approximately 947.700 eur in the period of 1 January to March 2002.
2) The company has been tax audited up to the year ended 31 December, 1999.
3) Encumbrances on the company's fixed assets as at 31 March, 2002 not exist.
4) The previous fixed assets revaluation of land and buildings was carried out at 31 December, 2000, in accordance with law 2065/92 as amended by article 20 of law 2443/96.
5) The number of employees of the company at March, 2002 were 422.
6) The company has made the necessary provisions for accrued expenses and accrued income as at 31 March 2002.
7) The company consistently followed the fundamental accounting principles used in financial statements for the 2001 year.
8) The depreciation charge for the period 1/1-31/3/2002 amounted eur 4.135.976 compared to eur 3.303.275 for the period 1/1-31/3/2001 and is accordingly allocated as follows: eur 2.347.086 to production cost compared to eur 1.969.018, eur 1.781.546 to administration expenses compared to eur 1.327.473 and eur 7.344 to selling expenses compared to eur 6.784.

SUMMARISED FORIT AND LOSS ACCOUNT FOR THE PERIOD 1 JANUARY - 31 MARCH 2002

	01/01/2002-31/03/2002		01/01/2001-31/03/2001	
I. OPERATING RESULTS				
Turnover (net sales)		21.917.732		23.749.688
Less: Cost of Sales		17.042.967		18.591.998
Gross margin profit or (loss)		4.874.765		5.157.690
Plus: Other operating income		91.052		89.515
Total		4.965.817		5.247.205
Less: 1. Administrative expenses	2.386.019		2.005.470	
3. Distribution expenses	2.325.857	4.711.876	2.388.843	4.394.313
Subtotal profit or (loss)		253.941		852.892
Plus: 3. *Profit from sale of bonds*	99		7.664	
4. Interest & other similar inc.	704.529	704.628	570.323	577.987
Less:				
1. Participation and securities value decline allowances	64.078		0	
2. Expenses and losses from participations and securities	81.269		0	
3. Interest & other similar exp.	592.302	(737.649)	580.742	(580.742)
Total operating results (profits)		220.920		850.137
II. PLUS: EXTRAORDINARY RESULTS				
1. Extraordinary and non-operation income	825.862		2.157.812	
2. Prior year profits	2.935		0	
3. Income prior period	36.756	865.553	11.606	2.169.418
Less:				
1. Extraordinary and non-operating expenses	350.635		375.414	
2. Extraordinary loss	0		1.468	
3. Prior year expenses	68.001	(418.636)	23.565	(400.447)
Total operating & non-operating results		667.837		2.619.108
LESS:				
Total depreciation	4.135.976		3.303.275	
Less: Depreciation charged to operation cost	4.135.976	0	3.303.275	0
NET PROFIT BEFORE TAXES		667.837		2.619.108

Marousi, 20 May 2002

CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR	CHIEF FINANCIAL OFFICER & MEMBER OF THE BOARD OF DIRECTORS	FINANCIAL MANAGER	ACCOUNTING MANAGER
MICHAEL J. MAILLIS	CHARALAMBOS STAVRINOUDAKIS	PETROS I. DELIS	NIKOLAOS V. MAROULIS
ID. No Φ 020286	ID. No Σ 208194	ID. No P 578226	ID. No Π 717325

KRONOS S.A.

M.J. MAILLIS SA

PACKING SYSTEMS
HEAD OFFICE: 32, KIFISSIAS AVE., MAROUSSI
SAC.R.N. 2716/06/B/86/43

TABLE ON THE USE OF CAPITAL AS AT 31/12/2002
RAISED FROM THE INCREASE OF THE SHARE CAPITAL OF THE COMPANY

The 1st Repeat Extraordinary General Meeting of company shareholders as at 15 December 1999 resolved to increase the share capital by cash payment of GRD 50.7 bill. (148.79 mill. Euro) by the issue of 18,108,470 new ordinary unregistered shares of a nominal value of GRD 250 (0.7337 Euro) and an offering price of GRD 2,800 (8,217 Euro) each. The term for exercising the right of participation in the foregoing increase was from 13/4/200 to 12/5/2000. The company Board certified the payment of the share capital increase on 15/5/2000. The newly issued shares were listed in the Stock Exchange on 29/5/2000 based on the resolution of 25/5/2000 of the Stock Exchange Board.

USE OF CAPITAL RAISED FROM THE SHARE CAPITAL INCREASE BY CASH PAYMENT

	Use of Income from the Issue According to the Prospectus			Capital used	Capital used
(Amounts in mill. Euro)	**TOTAL**	**2000**	**2001**	**1/10/02-31/12/02**	**by 31/12/02**
A. Company Acquisitions	**117.39**	**76.30**	**41.09**	**0.00**	**131.77**
A. I. Loan Repayment (Bridge Financing)	38.15	38.15	0.00	0.00	38.62
A.2 Company acquisitions	79.24	38.15	41.09	0.00	93.15
B. Investments in fixed assets and mechanical equipment	**26.41**	**11.74**	**14.67**	**0.00**	**10.57**
C. Working capital aid	**4.26**	**4.26**	**0.00**	**0.00**	**3.96**
D. Issue expenses	**0.73**	**0.73**	**0.00**	**0.00**	**0.73**
Total Capital Used	**148.79**	**93.03**	**55.76**	**0.00**	**147.03**
Unused Capital	0.00	0.00	0.00	**1.76**	1.76
Total Capital	**148.79**	**93.03**	**55.76**		**148.79**

The data shown above point to the delay in the schedule of implementation of announced investments in fixed assets and mechanical equipment:
Specific acquisitions were delayed due to the longer period of evaluation and negotiation as well as to the co-examination of the international economic slowdown.
The investments envisaged in the prospectus were co-assessed in the context of a streamlining study for the production plants of the group further to the completion of specific acquisitions in 2000 and 2001, also taking into consideration the current demand data. The conclusions of this study, which has been completed, regard strapping plastic band and film.
More specifically, the acquisitions of Sander Gmbh in Germany, which has installed (PET) plastic strapping band production, of Marflex in Poland and of United packaging PLC in Gr. Britain, which have installed (PET) plastic strapping band, film and Blown/Shrink film production plants. In the light of these acquisitions the current needs in (PET) plastic strapping band and film are met, as a result of which, investments originally incorporated into the prospectus being now differentiated, as shown in the table that follows.

(Amounts in mill. Euro)	USE OF FUNDS ACCORDING TO THE PROSPECTUS	USE OF FUNDS BY 31/12/2002
- Metal strapping band	2.35	2.17
- (PET) Plastic strapping band	4.40	0.69
- Stretch film	10.86	2.97
- Shrink film	4.70	0.46
- Other investments		
(PP) Plastic strapping band	4.10	1.34
Other investments		2.94
TOTAL	**26.41**	**10.57**

The discrepancy resulting from the afore-mentioned investment plan was fed into company acquisitions and into further strengthening the network of subsidiary companies through Share Capital increases by resolution of the company Board. The total acquisitions program, despite the relative delay in the course of 2001, was further strengthened and completed within 2002.
The unused capital in the amount of 1.76 mill. Euro has been invested in finance banking products. Specifically, on 31/12/2002 this capital was placed in SWAP deposits.
Table (A) below shows all companies acquired and the capital used for the acquisition of each company and table (B) shows the capital used for participation in share capital increases of the subsidiaries.

A. ACQUISITIONS	**mill. Euro**
SIAT Loan Repayment (Bridge finance)	**38.62**
SANDER GMBH	16.58
MARFLEX SPZOO	5.05(*)
NYDENS FORPACKING AB	0.18
SANDER BV	0.03
EUROPACK	2.91
UNITED PACKAGING PLC	6.16
SAMUEL STRAPPING SYSTEMS (UK) LTD	16.46
OY ASTRAP AB	0.23
OMS MAILLIS AMERICA INC.	0.18
WULFTEC INTERNATIONAL INC	16.50
Total amount of acquisitions	**64.28**

B. PARTICIPATION IN SHARE CAPITAL INCREASES	**mill. Euro**
M.J. MAILLIS ESPANA	1.35
M.J. MAILLIS CZECH SPO	2.00
SANDER PACKAGING B.V.	0.67
M.J. MAILLIS FRANCE SAS	1.09
MARFLEX M.J. MAILLIS GROUP SPZOO	16.19
M.J. MAILLIS HUNGARY KFT	1.29
SANDER MAILLIS HOLDING GMBH	4.40
M.J. MAILLIS ALBANIA	0.06
M.J. MAILLIS SVERIGE AB	0.82
OY ASTRAP AB	1.00
Total capital increases	**28.87**

* The total acquisition value was approximately 17.5 mill Euro of which the amount of 12.45 mill. Euro was covered by borrowing from banks.

Maroussi, 25 February 2003

THE CHAIRMAN OF THE BOARD & CEO	THE GROUP FINANCIAL MANAGER & BOARD MEMBER	THE FINANCIAL MANAGER FOR GREECE	THE CHIEF ACCOUNTANT
MICHAEL J. MAILLIS	HARALAMBOS STAVRINOUDAKIS	PETROS DELIS	NICOLAOS MAROULIS
I.C.N. Φ 020206	I.C.N. Σ 208194	I.C.N. P 578226	I.C.N. Π 717325

CERTIFICATE OF CERTIFIED AUDITOR
ON THE USE OF CAPITAL RAISED FROM THE SHARE CAPITAL INCREASE
OF THE COMPANY MICHAEL J. MAILLIS SA - PACKING SYSTEMS

The audit conducted on the books and records of the company MICHAEL J. MAILLIS SA - PACKING SYSTEMS showed that the capital raised by the company's share capital increase, realized according to the resolution of the Extraordinary General Meeting of shareholders of 15 December 1999 and approved by the Board of Directors of the Athens Stock Exchange amounted to GRD 50,450,000,000. The afore-mentioned share capital increase was completed on 15 May 2000. The table below shows the use made of the capital raised as well as that envisaged in the corresponding Prospectus.

Increase of equity	**Use of raised capital made in the period 16 May 2000 - 30 December 2002**	**Envisaged use according to the Prospectus for the period 2000 - 2001**
	Euro	**Euro**
(a) Company acquisitions	131.77 mill.	117.39 mill.
(b) Investments in fixed assets and mechanical equipment	10.57 mill.	26.41 mill.
(c) Working capital aid	3.96 mill.	4.26 mill.
(d) Current placements	1.76 mill.	
Total	**148.06 mill.**	**148.06 mill.**

Athens, 27 February 2003

PriceWaterhouseCoopers
Auditors' Societe Anonyme
Certified Auditors

THE CHARTERED AUDITOR - ACCOUNTANT
KYRIAKOS RIRIS
ACA RN 12111

M.J. MAILLIS SA

PACKING SYSTEMS

HEAD OFFICE: 32, KIFISSIAS AVE., MAROUSSI

SAC.R.N. 2716/06/B/86/43

TABLE ON THE USE OF CAPITAL AS AT 30/09/2002

RAISED FROM THE INCREASE OF THE SHARE CAPITAL OF THE COMPANY

The 1st Repeat Extraordinary General Meeting of company shareholders as at 15 December 1999 resolved to increase the share capital by cash payment of GRD 50.7 bill. (148.79 mill. Euro) by the issue of 18,108,470 new ordinary unregistered shares of a nominal value of GRD 250 (0.7337 Euro) and an offering price of GRD 2,800 (8,217 Euro) each. The term for exercising the right of participation in the foregoing increase was from 13/4/200 to 12/5/2000. The company Board certified the payment of the share capital increase on 15/5/2000. The newly issued shares were listed in the Stock Exchange on 29/5/2000 based on the resolution of 25/5/2000 of the Stock Exchange Board.

USE OF CAPITAL RAISED FROM THE SHARE CAPITAL INCREASE BY CASH PAYMENT

(Amounts in mill. Euro)	*Use of Income from the Issue According to the Prospectus* TOTAL	2000	2001	*Capital used* 1/07/02-30/09/02	*Capital used* by 30/09/02
A. Company Acquisitions	**117.39**	**76.30**	**41.09**	**0.00**	**131.77**
A.1. Loan Repayment (Bridge Financing)	38.15	38.15	0.00	0.00	38.62
A.2 Company acquisitions	79.24	38.15	41.09	0.00	93.15
B. Investments in fixed assets and mechanical equipment	**26.41**	**11.74**	**14.67**	**0.00**	**10.57**
C. Working capital aid	**4.26**	**4.26**	**0.00**	**0.00**	**3.96**
D. Issue expenses	**0.73**	**0.73**	**0.00**	**0.00**	**0.73**
Total Capital Used	**148.79**	**93.03**	**55.76**	**0.00**	**147.03**
Unused Capital	0.00	0.00	0.00	**1.76**	1.76
Total Capital	**148.79**	**93.03**	**55.76**		**148.79**

The data shown above point to the delay in the schedule of implementation of announced investments in fixed assets and mechanical equipment:

Specific acquisitions were delayed due to the longer period of evaluation and negotiation as well as to the co-examination of the international economic slowdown.

The investments envisaged in the prospectus were co-assessed in the context of a streamlining study for the production plants of the group further to the completion of specific acquisitions in 2000 and 2001, also taking into consideration the current demand data. The conclusions of this study, which has been completed, regard strapping plastic band and film.

More specifically, the acquisitions of Sander Gmbh in Germany, which has installed (PET) plastic strapping band production, of Marflex in Poland and of United packaging PLC in Gr. Britain, which have installed (PET) plastic strapping band, film and Blown/Shrink film production plants. In the light of these acquisitions the current needs in (PET) plastic strapping band and film are met, as a result of which, investments originally incorporated into the prospectus being now differentiated, as shown in the table that follows.

(Amounts in mill. Euro)	USE OF FUNDS ACCORDING TO THE PROSPECTUS	USE OF FUNDS BY 31/12/2002
- Metal strapping band	2.35	2.17
- (PET) Plastic strapping band	4.40	0.69
- Stretch film	10.86	2.97
- Shrink film	4.70	0.46
- *Other investments*		
(PP) Plastic strapping band	4.10	1.34
Other investments		2.94
TOTAL	**26.41**	**10.57**

The discrepancy resulting from the afore-mentioned investment plan was fed into company acquisitions and into further strengthening the network of subsidiary companies through Share Capital increases by resolution of the company Board.

The unused capital in the amount of 1.76 mill. Euro has been invested in finance banking products. Specifically, on 30/09/2002 this capital was placed in SWAP deposits.

Table (A) below shows all companies acquired and the capital used for the acquisition of each company and table (B) shows the capital used for participation in share capital increases of the subsidiaries.

A. ACQUISITIONS	*mill. Euro*
SIAT Loan Repayment (Bridge finance)	**38.62**
SANDER GMBH	16.58
MARFLEX SPZOO	5.05*
NYDENS FORPACKING AB	0.18
SANDER BV	0.03
EUROPACK	2.91
UNITED PACKAGING PLC	6.16
SAMUEL STRAPPING SYSTEMS (UK) LTD	16.46
OY ASTRAP AB	0.23
OMS MAILLIS AMERICA INC.	0.18
WULFTEC INTERNATIONAL INC	16.50
Total amount of acquisitions	**64.28**

B. PARTICIPATION IN SHARE CAPITAL INCREASES	**mill. Euro**
M.J. MAILLIS ESPANA	1.35
M.J. MAILLIS CZECH SPO	2.00
SANDER PACKAGING B.V.	0.57
M.J. MAILLIS FRANCE SAS	1.09
MARFLEX M.J. MAILLIS GROUP SPZOO	16.19
M.J. MAILLIS HUNGARY KFT	1.29
SANDER MAILLIS HOLDING GMBH	4.40
M.J. MAILLIS ALBANIA	0.06
M.J. MAILLIS SVERIGE AB	0.82
OY ASTRAP AB	1.00
Total capital increases	**28.87**

* *The total acquisition value was approximately 17.5 mill Euro of which the amount of 12.45 mill. Euro was covered by borrowing from banks.*

Maroussi, 20 November 2002

THE CHAIRMAN OF THE BOARD & CEO	THE GROUP FINANCIAL MANAGER & BOARD MEMBER	THE FINANCIAL MANAGER FOR GREECE	THE CHIEF ACCOUNTANT
MICHAEL J. MAILLIS I.C.N. Φ 020206	HARALAMBOS STAVRINOUDAKIS I.C.N. Σ 208194	PETROS DELIS I.C.N. P 578226	NICOLAOS MAROULIS I.C.N. Π 717325

CERTIFICATE OF CERTIFIED AUDITOR ON THE USE OF CAPITAL RAISED FROM THE SHARE CAPITAL INCREASE OF THE COMPANY MICHAEL J. MAILLIS SA - PACKING SYSTEMS

The audit conducted on the books and records of the company MICHAEL J. MAILLIS SA - PACKING SYSTEMS showed that the capital raised by the company's share capital increase, realized according to the resolution of the Extraordinary General Meeting of shareholders of 15 December 1999 and approved by the Board of Directors of the Athens Stock Exchange amounted to GRD 50,450,000,000. The afore-mentioned share capital increase was completed on 15 May 2000. The table below shows the use made of the capital raised as well as that envisaged in the corresponding Prospectus.

Increase of equity	Use of raised capital made in the period 16 May 2000 - 30 September 2002	Envisaged use according to the Prospectus for the period 2000 - 2001
	Euro	Euro
(a) Company acquisitions	131.77 mill.	117.39 mill.
(b) Investments in fixed assets and mechanical equipment	10.57 mill.	26.41 mill.
(c) Working capital aid	3.96 mill.	4.26 mill.
(d) Current placements	1.76 mill.	
Total	**148.06 mill.**	**148.06 mill.**

Athens, 26 November 2002

PriceWaterhouseCoopers
Auditors' Societe Anonyme
Certified Auditors

THE CHARTERED AUDITOR - ACCOUNTANT
KYRIAKOS RIRIS
ACA RN 12111

M.J. MAILLIS SA

PACKING SYSTEMS

HEAD OFFICE: 32, KIFISSIAS AVE., MAROUSSI

SAC.R.N. 2716/06/B/86/43

TABLE ON THE USE OF CAPITAL AS AT 30/06/2002

RAISED FROM THE INCREASE OF THE SHARE CAPITAL OF THE COMPANY

The 1st Repeat Extraordinary General Meeting of company shareholders as at 15 December 1999 resolved to increase the share capital by cash payment of GRD 50.7 bill. (148.79 mill. Euro) by the issue of 18,108,470 new ordinary unregistered shares of a nominal value of GRD 250 (0.7337 Euro) and an offering price of GRD 2,800 (8,217 Euro) each. The term for exercising the right of participation in the foregoing increase lasted from 13/4/200 to 12/5/2000. The payment of the share capital increase was certified by the company Board on 15/5/2000. The newly issued shares were listed in the Stock Exchange on 29/5/2000 based on the resolution of 25/5/2000 of the Stock Exchange Board.

USE OF CAPITAL RAISED FROM THE SHARE CAPITAL INCREASE BY CASH PAYMENT

	Use of Income from the Issue According to the Prospectus			Capital used	Capital used
(Amounts in mill. Euro)	TOTAL	2000	2001	1/3/02-30/06/02	by 30/06/02
A. Company Acquisitions	**117.39**	**76.30**	**41.09**	**18.32**	**131.77**
A. I. Loan Repayment (Bridge Financing)	38.15	38.15	0.00	0.00	38.62
A.2 Company acquisitions	79.24	38.15	41.09	18.32	93.15
B. Investments in fixed assets and mechanical equipment	**26.41**	11.74	**14.67**	**0.00**	**10.57**
C. Working capital aid	**4.26**	**4.26**	**0.00**	**0.00**	**3.96**
D. Issue expenses	**0.73**	0.73	**0.00**	**0.00**	**0.73**
Total Capital Used	**148.79**	**93.03**	**55.76**	**18.32**	**147.03**
Unused Capital	0.00	0.00	0.00	1.76	1.76
Total Capital	**148.79**	**93.03**	**55.76**		**148.79**

The data shown above point to the delay in the schedule of implementation of announced investments in fixed assets and mechanical equipment:

Specific acquisitions were delayed due to the longer period of evaluation and negotiation as well as to the co-examination of the international economic slowdown.

The investments envisaged in the prospectus were co-assessed in the context of a streamlining study for the production plants of the group further to the completion of specific acquisitions in 2000 and 2001, also taking into consideration the current demand data. The conclusions of this study, which has been completed, regard strapping plastic band and film.

More specifically, the acquisitions of Sander Gmbh in Germany, which has installed (PET) plastic strapping band production, of Marflex in Poland and of United packaging PLC in Gr. Britain, which have installed (PET) plastic strapping band, film and Blown/Shrink film production plants. In the light of these acquisitions the current needs in (PET) plastic strapping band and film are met, as a result of which, investments originally incorporated into the prospectus being now differentiated, as shown in the table that follows.

(Amounts in mill. Euro)	USE OF FUNDS ACCORDING TO THE PROSPECTUS	USE OF FUNDS BY 30/6/2002
- Metal strapping band	2.35	2.17
- (PET) Plastic strapping band	4.40	0.69
- Stretch film	10.86	2.97
- Shrink film	4.70	0.46
- Other investments		
(PP) Plastic strapping band	4.10	1.34
Other investments		2.94
TOTAL	**26.41**	**10.57**

The discrepancy resulting from the afore-mentioned investment plan was fed into company acquisitions and into further strengthening the network of subsidiary companies through Share Capital increases by resolution of the company Board. The total acquisitions program, despite the relative delay in the course of 2001, was further strengthened and completed within 2002.

The unused capital in the amount of 1.76 mill. Euro has been invested in finance banking products. Specifically, on 30/06/2002 this capital was placed in SWAP deposits.

Table (A) below shows all companies acquired and the capital used for the acquisition of each company and table (B) shows the capital used for participation in share capital increases of the subsidiaries.

A. ACQUISITIONS	mill. Euro
SIAT Loan Repayment (Bridge finance)	**38.62**
SANDER GMBH	16.58
MARFLEX SPZOO	5.05
NYDENS FORPACKING AB	0.18
SANDER BV	0.03
EUROPACK	2.91
UNITED PACKAGING PLC	6.16
SAMUEL STRAPPING SYSTEMS (UK) LTD	16.46
OY ASTRAP AB	0.23
OMS MAILLIS AMERICA INC.	0.18
WULFTEC INTERNATIONAL INC	16.50
Total amount of acquisitions	**64.28**

B. PARTICIPATION IN SHARE CAPITAL INCREASES	mill. Euro
M.J. MAILLIS ESPANA	1.35
M.J. MAILLIS CZECH SPO	2.00
SANDER PACKAGING B.V.	0.67
M.J. MAILLIS FRANCE SAS	1.09
MARFLEX M.J. MAILLIS GROUP SPZOO	16.19
M.J. MAILLIS HUNGARY KFT	1.29
SANDER MAILLIS HOLDING GMBH	4.40
M.J. MAILLIS ALBANIA	0.06
M.J. MAILLIS SVERIGE AB	0.82
OY ASTRAP AB	1.00
Total capital increases	**28.87**

Maroussi, 20 August 2002

THE CHAIRMAN OF THE BOARD & CEO	THE GROUP FINANCIAL MANAGER & BOARD MEMBER	THE FINANCIAL MANAGER FOR GREECE	THE CHIEF ACCOUNTANT
MICHAEL J. MAILLIS	HARALAMBOS STAVRINOUDAKIS	PETROS DELIS	NICOLAOS MAROULIS
I.C.N. Φ 020206	I.C.N. Σ 208194	I.C.N. P 578226	I.C.N. Π 717325

CERTIFICATE OF CERTIFIED AUDITOR

ON THE USE OF CAPITAL RAISED FROM THE SHARE CAPITAL INCREASE

OF THE COMPANY MICHAEL J. MAILLIS SA - PACKING SYSTEMS

The audit conducted on the books and records of the company MICHAEL J. MAILLIS SA - PACKING SYSTEMS showed that the capital raised by the company's share capital increase, realized according to the resolution of the Extraordinary General Meeting of shareholders of 15 December 1999 and approved by the Board of Directors of the Athens Stock Exchange amounted to GRD 50,450,000,000. The afore-mentioned share capital increase was completed on 15 May 2000. The table below shows the use made of the capital raised as well as that envisaged in the corresponding Prospectus.

Increase of equity	Use of raised capital made in the period 16 May 2000 - 30 June 2002	Envisaged use according to the Prospectus for the period 2000 - 2001
	Euro	Euro
(a) Company acquisitions	131.77 mill.	117.39 mill.
(b) Investments in fixed assets and mechanical equipment	10.57 mill.	26.41 mill.
(c) Working capital aid	3.96 mill.	4.26 mill.
(d) Current placements	1.76 mill.	
Total	**148.06 mill.**	**148.06 mill.**

Athens, 26 August 2002

PriceWaterhouseCoopers
Auditors' Societe Anonyme
Certified Auditors

THE CHARTERED AUDITOR - ACCOUNTANT
KYRIAKOS RIRIS
ACA RN 12111

M.J. MAILLIS SA

PACKING SYSTEMS

HEAD OFFICE: 32, KIFISSIAS AVE., MAROUSSI

SAC.R.N. 2716/06/B/86/43

TABLE ON THE USE OF CAPITAL AS AT 31/03/2002

RAISED FROM THE INCREASE OF THE SHARE CAPITAL OF THE COMPANY

The 1st Repeat Extraordinary General Meeting of company shareholders as at 15 December 1999 resolved to increase the share capital by cash payment of GRD 50.7 bill. (148.79 mill. Euro) by the issue of 18,108,470 new ordinary unregistered shares of a nominal value of GRD 250 (0.7337 Euro) and an offering price of GRD 2,800 (8,217 Euro) each. The term for exercising the right of participation in the foregoing increase was from 13/4/200 to 12/5/2000. The company Board certified the payment of the share capital increase on 15/5/2000. The newly issued shares were listed in the Stock Exchange on 29/5/2000 based on the resolution of 25/5/2000 of the Stock Exchange Board.

USE OF CAPITAL RAISED FROM THE SHARE CAPITAL INCREASE BY CASH PAYMENT

	Use of Income from the Issue According to the Prospectus			Capital used	Capital used
(Amounts in mill. Euro)	TOTAL	2000	2001	1/01/02-31/03/02	by 31/03/02
A. Company Acquisitions	117.39	76.30	41.09	12.50	113.45
A. I. Loan Repayment (Bridge Financing)	38.15	38.15	0.00	0.00	38.62
A.2 Company acquisitions	79.24	38.15	41.09	12.50	74.83
B. Investments in fixed assets and mechanical equipment	**26.41**	**11.74**	**14.67**	**-2.49 (*)**	**10.57**
C. Working capital aid	**4.26**	**4.26**	**0.00**	**0.00**	**3.96**
D. Issue expenses	**0.73**	**0.73**	**0.00**	**0.00**	**0.73**
Total Capital Used	**148.79**	**93.03**	**55.76**	**10.01**	**128.71**
Unused Capital	**0.00**	**0.00**	**0.00**	**20.08**	**20.08**
Total Capital	**148.79**	**93.03**	**55.76**		**148.79**

(*) The reduction in investments by 2.49 mill. Euro shown is due to the incorporation of the (PP) plastic strapping band investment into the development law 2601/98 and the raising and disbursement of a loan equal to the above reduction with subsidized interest rate according to the provisions of the above law.

The data shown above point to the delay in the schedule of implementation of announced investments in fixed assets and mechanical equipment:

Specific acquisitions were delayed due to the longer period of evaluation and negotiation as well as to the co-examination of the international economic slowdown.

The investments envisaged in the prospectus were co-assessed in the context of a streamlining study for the production plants of the group further to the completion of specific acquisitions in 2000 and 2001, also taking into consideration the current demand data. The conclusions of this study, which has been completed, regard strapping plastic band and film.

More specifically, the acquisitions of Sander Gmbh in Germany, with an installed (PET) plastic strapping band production, of Marflex in Poland and of United packaging PLC in Gr. Britain, which have installed (PET) plastic strapping band, film and Blown/Shrink film production plants. In the light of these acquisitions the current needs in (PET) plastic strapping band and film are met, as a result of which, investments originally incorporated into the prospectus being now differentiated, as shown in the table that follows.

(Amounts in mill. Euro)	USE OF FUNDS ACCORDING TO THE PROSPECTUS	USE OF FUNDS BY 31/03/2002
- Metal strapping band	2.35	2.17
- (PET) Plastic strapping band	4.40	0.69
- Stretch film	10.86	2.97
- Shrink film	4.70	0.46
- Other investments	4.10	
(PP) Plastic strapping band		1.34
Other investments		2.94
TOTAL	**26.41**	**10.57**

The discrepancy resulting from the afore-mentioned investment plan was fed into company acquisitions and into further strengthening the network of subsidiary companies through Share Capital increases by resolution of the company Board. The total acquisitions program, despite the relative delay in the course of 2001, was further strengthened and completed within 2002.

The unused capital in the amount of 1.76 mill. Euro has been invested in finance banking products. Specifically, on 31/03/2002 this capital was placed in SWAP deposits.

Table (A) below shows all companies acquired and the capital used for the acquisition of each company and table (B) shows the capital used for participation in share capital increases of the subsidiaries.

A. ACQUISITIONS	***mill. Euro***
SIAT Loan Repayment (Bridge finance)	**38.62**
SANDER GMBH	16.58
MARFLEX SPZOO	5.05
NYDENS FORPACKING AB	0.18
SANDER BV	0.03
EUROPACK	2.91
UNITED PACKAGING PLC	6.16
SAMUEL STRAPPING SYSTEMS (UK) LTD	16.46
OY ASTRAP AB	0.23
OMS MAILLIS AMERICA INC.	0.18
Total amount of acquisitions	**47,78**

B. PARTICIPATION IN SHARE CAPITAL INCREASES	**mill. Euro**
M.J. MAILLIS ESPANA	1.35
M.J. MAILLIS CZECH SPO	2.00
SANDER PACKAGING B.V.	0.67
M.J. MAILLIS FRANCE SAS	1.09
MARFLEX M.J. MAILLIS GROUP SPZOO	16.19
M.J. MAILLIS HUNGARY KFT	1.29
SANDER MAILLIS HOLDING GMBH	4.40
M.J. MAILLIS ALBANIA	0.06
Total capital increases	**27.05**

Maroussi, 20 May 2002

THE CHAIRMAN OF THE BOARD & CEO	THE GROUP FINANCIAL MANAGER & BOARD MEMBER	THE FINANCIAL MANAGER FOR GREECE	THE CHIEF ACCOUNTANT
MICHAEL J. MAILLIS	HARALAMBOS STAVRINOUDAKIS	PETROS DELIS	NICOLAOS MAROULIS
I.C.N. Φ 020206	I.C.N. Σ 208194	I.C.N. P 578226	I.C.N. Π 717325

CERTIFICATE OF CERTIFIED AUDITOR
ON THE USE OF CAPITAL RAISED FROM THE SHARE CAPITAL INCREASE
OF THE COMPANY MICHAEL J. MAILLIS SA - PACKING SYSTEMS

The audit conducted on the books and records of the company MICHAEL J. MAILLIS SA - PACKING SYSTEMS showed that the capital raised by the company's share capital increase, realized according to the resolution of the Extraordinary General Meeting of shareholders of 15 December 1999 and approved by the Board of Directors of the Athens Stock Exchange amounted to GRD 50,450,000,000 (148,06 mill. Euro). The afore-mentioned share capital increase was completed on 15 May 2000. The table below shows the use made of the capital raised as well as that envisaged in the corresponding Prospectus.

Increase of equity	Use of raised capital made in the period 16 May 2000 - 31 March 2002	Envisaged use according to the Prospectus for the period 2000 - 2001
	Euro	Euro
(a) Company acquisitions	113.45 mill.	117.39 mill.
(b) Investments in fixed assets and mechanical equipment	10.57 mill.	26.41 mill.
(c) Working capital aid	3.96 mill.	4.26 mill.
(d) Current placements	20.08 mill.	
Total	**148.06 mill.**	**148.06 mill.**

Athens, 28 May 2002

PriceWaterhouseCoopers
Auditors' Societe Anonyme
Certified Auditors

THE CHARTERED AUDITOR - ACCOUNTANT
KYRIAKOS RIRIS
ACA RN 12111

TO THE CONSOLIDATED FINANCIAL STATEMENTS OF M.J. MAILLIS S.A. AND ITS AFFILIATED ENTERPRISES STRAPTECH SA, M.J. MAILLIS BULGARIA EOOD, M.J. MAILLIS ROMANIA, HELERO BV, M.J. MAILLIS FRANCE SAS, MARFLEX M.J. MAILLIS GROUP SPZOO, M.J. MAILLIS ESPANA SL, ROCALU SL, M.J. MAILLIS CZECH SRO, M.J. MAILLIS ALBANIA LTD, DANUBIA PACK M.J. MAILLIS GROUP KFT, EUROPACK SA, COLUMBIA SRL, CONTIPAK GMBH, M.J. MAILLIS FINLAND OY, M.J. MAILLIS SVERIGE AB, MAILLIS HOLDING GMBH, SIAT SPA, GRAMEGNA SPA, SICME SRL, IPE CORPORATION, COMBI PACKAGING SYSTEMS, MEGA SRL, TAM SRL, SIAT USA, SIAT BENELUX, MAILLIS SANDER MBH, SANDER GMBH & COKG, SANDER NV, WULFTEC INTERNATIONAL INC, M.J. MAILLIS (UK) LTD, SANDER B.V. AS AT 31ST DECEMBER 2002.

§ 1. INFORMATION ON THE MERGED COMPANIES

1.1 Article 107, para 1b: Information on the companies merged by the "total incorporation" method.

	Name	Registered Office	Participating interest of holding company in the capital of the Subsidiary	Participating interest of merged enterprises other than the holding company or of persons acting on behalf of these enterprises	Relationship dictating the merger: a) Relationship of holding - subsidiary company (art. 42e para 5a) b) Single management or same directors, etc.
1.	STRAPTECH SA	Greece	99.00%	Nil	_
2.	M.J. MAILLIS BULGARIA EOOD	Bulgaria	100.00%	Nil	_
3.	M.J. MAILLIS ROMANIA SA	Romania	81.67%	Nil	_
4.	HELERO BV	The Netherlands	100.00%	Nil	_
5.	MARFLEX M.J. MAILLIS GROUP SPZOO	Poland	99.99%	Nil	_
6.	M.J. MAILLIS ESPANA SL	Spain	100.00%	Nil	_
7.	ROCALU SL	Spain	100.00%	Nil	_
8.	M.J. MAILLIS CZECH SRO	Czech Republic	100.00%	Nil	_
9.	M.J. MAILLIS ALBANIA	Albania	100.00%	Nil	_
10.	DANUBIA PACK M.J. MAILLIS GROUP KFT	Hungary	100.00%	Nil	_
11.	EUROPACK SA	Luxembourg	100.00%	Nil	_
12.	COLUMBIA SRL	Italy	60.00%	Nil	_
13.	CONTIPAK GMBH	Austria	100.00%	Nil	_
14.	M.J. MAILLIS FINLAND OY	Finland	100.00%	Nil	_
15.	M.J. MAILLIS SVERIGE AB	Sweden	100.00%	Nil	_
16.	MAILLIS HOLDING GMBH	Germany	100.00%	Nil	_
17.	M.J. MAILLIS (U.K.) LTD	England	100.00%	Nil	_
18.	SIAT SPA	Italy	100.00%	Nil	_
19.	GRAMEGNA SPA	Italy	100.00%	Nil	_
20.	SICME SRL	Italy	60.00%	Nil	_
21.	IPE CORPORATION	USA	100.00%	Nil	_
22.	COMBI PACKAGING SYSTEMS	USA	50.00%	Nil	_
23.	MEGA SRL	Italy	70.00%	Nil	_
24.	TAM SRL	Italy	71.00%	Nil	_
25.	SIAT BENELUX	The Netherlands	51.00%	Nil	_
26.	SIAT USA	USA	100.00%	Nil	_
27.	SANDER B.V.	The Netherlands	100.00%	Nil	_
28.	WULFTEC INTERNATIONAL INC	Canada	100.00%	Nil	_
29.	MAILLIS SANDER MBH	Germany	100.00%	Nil	_
30.	SANDER GMBH & CO KG	Germany	100.00%	Nil	_
31.	SANDER NV	Belgium	100.00%	Nil	_
32.	M.J. MAILLIS FRANCE SAS	France	99.99%	Nil	_

1.2 Article 107, para 1d: Information on the companies incorporated by the "net worth" method.
No companies were incorporated by the foregoing method.

1.3 Article 107, para 1c and 97: Information on the companies not merged for being of secondary interest.
Not applicable.

1.4 Article 107, para 1c and 98: Information on the companies not merged, for doing business other than that of the other companies of the Group.
There were no companies not merged for doing business other than that of the other companies of the Group.

1.5 Article 107, para 1e: Information on the companies where the merging companies (see para 1.1 above) and the companies exempt from the merger (see para 1.4 above) hold directly or via third parties a total share of more than 10% of their capital.
There were no such companies.

1.6 Article 104, para 7: Closing date

The closing date for all consolidated financial statements is the closing date of the holding company, 31.12.2002.

1.7 Article 104, para 9: Changes in the composition of all merged enterprises in the course of the financial year 2002.

In the course of the year 2002 the M.J. MAILLIS Group was joined by the companies WULFTEC INTERNATIONAL INC and SIAT BENELUX .
The companies CERBERE SOVAREC, CERBERE AGRAFVIT and SAMUEL CERCLAGE were merged with M.J. MAILLIS FRANCE SAS.
The companies PAYNE STRAPPING SYSTEMS LTD,UNITED PACKAGING PLC and SAMUEL STRAPPING SYSTEMS LTD were merged under the name M.J. MAILLIS U.K.LTD.
The company ARTE SRL was merged with SIAT SPA.
The company NYDENS FORPACKINGS AB was merged with M.J. MAILLIS SVERIGE AB.
The companies CONTIPAK GMBH & CO KG and CONTIPAK GMBH were merged under the name CONTIPAK GMBH.

§ 2. INFORMATION ON COMPANY ASSETS

2.1 Article 105, para 3 and article 107, para 1: The assets of the enterprises included in the merger have been valuated according to the valuation rules of article 42e, para 14 and of article 43 without any deviation.
The totality of assets and liabilities, save for the share capital, was valuated at the exchange rate of 31/12/2002.
The share capital of the subsidiaries was valuated at the exchange rate of the initial settlement date.
The operating results were valuated at the mean exchange rate for the year 2002.

2.2 Article 107, para 1jc: Advances and credits of Board members.
None.

§ 3. INFORMATION ON COMPANY LIABILITIES AND PROVISIONS

3.1 Article 107, para 1a: The Group has made no provision for compensation for retiring staff members to the amount of Euro 604,000 based on opinion 205/88 of the plenary of the Legal Consultants to the Managers and of article 10 of L. 2065/92, for no staff member could establish a right to pension through to the end of the following financial year.

3.2 Article 107, para 1a: To cover any loss from doubtful debts, the group has made provision in the order of Euro 1,285,000.

3.3 Article 107, para 1f: Long-term liabilities of more than 5 years.

a)	M.J. MAILLIS UK	500,000	Pound Sterling
b)	SANDER GMBH & CO KG	1,533,000	Euro
c)	MARFLEX M.J. MAILLIS GROUP SP ZOO	9,600.00	Euro

3.4 Article 107, para 1f: Liabilities covered by collateral security.
None.

3.5 Article 107, para g: Assumed liabilities not shown in the consolidated balance-sheet.
None.

3.6 Article 107, para 1ja: Any substantial tax amounts due and owing and tax amounts that may arise and be debited to the ending financial year and to the previous financial years not appearing under liabilities and provisions.
Of the companies constituting the consolidated balance-sheet, the holding company M.J. MAILLIS S.A. has been audited for taxation through to the accounting year 1999.

Of the subsidiaries:

a) BALKAN FOOD has been tax audited through to FY 1996.
b) M.J. MAILLIS ROMANIA SA has been tax audited through to FY 1999.
c) STRAPTECH SA has been tax audited through to FY 1999.
d) M.J. MAILLIS ESPANA SA has been tax audited through to the FY 1998.
e) MARFLEX M.J. MAILLIS GROUP Sp Zoo has not been tax audited from its establishment in 1997 to date.
f) M.J. MAILLIS ALBANIA LTD has not been tax audited from its establishment in 1999 to date.
g) ROCALU SL has not been tax audited from its establishment to date.
h) M.J. MAILLIS FRANCE SAS has not been tax audited from its establishment in 1998 to date.
i) SIAT SPA has not been tax audited through to FY 1998.
j) CONTIPACK GMBH has been tax audited through to FY 1994.
ja) DANUBIA PACK M.J. MAILLIS GROUP PACKING SYSTEMS LTD has been tax audited through to FY 1999
jb) M.J. MAILLIS CZECH SRO has not been tax audited since its establishment.

§ 4. INFORMATION ON THE OPERATING RESULTS

4.1 Article 107, para 1h: The consolidated turnover is to the amount of Euro 310,879,616 and is broken down per category of activity and geographical area as follows:

Industrial activity			
- domestic	Euro	9,699,444	
-abroad	Euro	232,786,656	242,486,100
Commercial activity			
-domestic	Euro	2,051,805	
-abroad	Euro	66,341,711	68,393,516
			310,879,616

4.2 Article 107, para 1i: The mean number of staff employed in the course of the financial year 2002 by the merged enterprises per category is as follows:

-Salaried	994
-Wage-earners	1,136
	2,130

Compensation and other personnel expenses amounted to Euro 50,851,570.

4.3 Article 105, para 5: No additional depreciation was calculated for the merged companies and no extraordinary provisions were made for taxation purposes.

4.4 Article 107, para 1jb: The amounts paid in the course of the financial year as emoluments to members of management, administrative and overseeing boards of the holding company for the performance of their duties, both in the holding as well as in the affiliated enterprises, together with any liabilities for the compensation thereof due to retirement are the following:

- Board member salaries and emolumentsEuro 439,757

No other amounts, save for the above, were given in any form to members of the Board of M.J. MAILLIS SA.

§ 5. DEVIATIONS FROM APPLICABLE LAW

(Articles 101 to 107, para's 1 and 2)

5.1 Article 100 para 5: Deviations from the provision's of articles 101 to 107, para's 1 &2).

The true picture of the structure of assets, of the financial standing and of the operating results of the merged enterprises in the sense of para 3 of article 100 has called for the following departures:

- According to the provisions of article 103, para 3, the total positive and negative consolidation differences, if in the red, appears in the category "other intangible assets" and if in the black, in the category "equity" of the consolidated balance-sheet. The merger of M.J. MAILLIS SA with the companies mentioned in para 1.1 by the total incorporation method resulted in debit "consolidation differences" which, for the purposes of presenting the financial statements more accurately, were included in the liabilities of the consolidated balance-sheet, were subtracted from equity and were included under the distinguishing title "consolidation differences".

BREAKDOWN OF CONSOLIDATION DIFFERENCES AS AT 31/12/2002

Name	**CONSOLIDATION DIFFERENCES**
STRAPTECH SA	-249,838
M.J. MAILLIS BULGARIA EOOD	301,045
M.J. MAILLIS ROMANIA SA	-44,113
HELERO BV	17,441,653
M.J. MAILLIS FRANCE SAS	7,145,174
MARFLEX M.J. MAILLIS GROUP SPZOO	13,205,327
M.J. MAILLIS ESPANA SL	3,964,960
ROCALU SL	1,757,626
M.J. MAILLIS CZECH SRO	397,882
M.J. MAILLIS ALBANIA LTD	2,583
DANUBIA PACK M.J. MAILLIS GROUP KFT	48,846
EUROPACK SA	53.140,057
COLUMBIA SRL	2,038,427
CONTIPAK GMBH	2,150,735
M.J. MAILLIS FINLAND OY	462,377
M.J. MAILLIS SVERIGE AB	-28,399
MAILLIS HOLDING GMBH	18,451,295
SANDER PACKAGING BV	680,719
	120,866,356
OMS MAILLIS AMERICA	166,685
	166.685
TOTAL	**121,033,041**

5.2 Article 104, para 4: deletion of (profit or loss) results ensuing from transactions between the merged companies.
The results arising from transactions between the companies merged have been deleted.

5.3 Article 107 para 1d: Other information on special provisions of applicable law considered necessary for providing more complete information to interested parties with regard to the companies merged by the "total incorporation" method, as well as for those shown by the "net worth" method.

Capital Increases:

	AMOUNT OF INCREASE in Euro
STRAPTECH SA	26,793
EUROPACK	20,550,000
HELERO BV	16,692,498
MARFLEX M.J. MAILLIS GROUP SPZOO	12,500,000
M.J. MAILLIS FINLAND OY	997,486
COLUMBIA SRL	258,218
M.J. MAILLIS SVERIGE AB	819,144
M.J. MAILLIS FRANCE SAS	4,200,000
TOTAL	**56,044,139**

No further relevant information is required aside from the above.

Athens, 25 February 2003

M.J. MAILLIS CHAIRMAN OF THE BOARD & CEO	CHAR. STAVRINOUDAKIS GROUP FINANCIAL MANAGER & BOARD MEMBER	SOT.I.LEONARDOS GROUP ACCOUNTING SERVICES MANAGER	NIK.V.MAROULIS ACCOUNTING MANAGER
I.C.N. Φ 020206	I.C.N. Σ 208194	I.C.N. Π 325521	R.M. 9997046629

CERTIFICATION

It is hereby certified that the foregoing annex consisting of (5) pages is the annex referred to in the audit certificate of the consolidated financial statements issued and dated 27/2/2003

Athens, 27 February 2003

THE CERTIFIED AUDITOR - ACCOUNTANT

KYRIAKOS RIRIS
CABRN 12111

DIRECTORS' REPORT OF THE BOARD OF DIRECTORS OF M.J. MAILLIS S.A. TO THE ORDINARY GENERAL MEETING ON THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR 2002

Dear Shareholders,

According to article 107 para 3 of C.L. 2190/1920, as superseded by article 35 of P.D. 409/86, we are submitting to your General Meeting the annexed consolidated financial statements of the company for the financial year 1-1-2002 through 31-12-2002 together with our annotations thereto which you are kindly asked to approve.

	Amounts in thous. Euro		*Amounts in thous. Euro*	
1. BALANCE-SHEET		**2002**		**2001**
ASSETS				
Assets amount to		346,081		366,732
LIABILITIES				
Liabilities amount to				
- Equity		121,085		154,544
- Provisions and Liabilities		224,996		212,187
		346,081		366,732
BREAKDOWN OF ASSETS				
B. Formation expenses	59,237		55,552	
Less: Depreciation	24,589	34,648	18,422	37,130
C. Fixed assets	212,887		195,439	
Less: Depreciation	88,753	124,134	69,764	125,674
D. Current assets				
(less bank & cash)		161,327		164,906
Bank & cash		20,066		35,237
E. Transitory asset accounts		5,906		3,784
		346,081		366,732
Liabilities are broken down into:				
A. EQUITY				
I. Paid-up share capital		55,212		53,143
II. Share premium		144,877		145,334
III. Reval. Discrep. Investment Subsidies		11,905		12,198
IV. Reserve				
1. Statutory reserve	4,833		4,871	
2. Sundry reserves	16,673	21,506	27,710	32,582
Equity		-11,185		-7,407
Consolidation discrepancies		-121,033		-90,561
V. Profit carried forward		19,803		9,255
Total equity		121,085		154,545
B. PROVISIONS FOR CONTINGENCIES & EXPENSES		6,191		5,061
C. LIABILITIES				
I. Long-Term		99,767		74,157
II. Current		117,847		132,035
		217,614		206,192
D. TRANSITORY LIABILITY ACCOUNTS		1,191		935
TOTAL LIABILITIES		346,081		366,732

2. PROFIT & LOSS ACCOUNT

A. TURNOVER (*)	Amounts in thous. Euro 2002	Amounts in thous. Euro 2001
Sale of Products - Goods & Services	310,880	270,847
LESS: COST OF GOODS SOLD	218,794	197,056
GROSS OPERATING PROFIT	92,086	73,791
NET PROFIT BEFORE TAXES	26,157	25,889

(*) Of the foregoing sales, the amount of EURO 85,186,061 corresponds to sales abroad of the holding company M.J. MAILLIS S.A. Special expenses were incurred for these sales according to article 31 para 2 of L. 2238/94 Euro 355,609.

NOTE

1) Depreciation amounted to Euro 25,690,381which was fully incorporated into the operating cost.

2) At the end of the accounting period 2002, there were no encumbrances on the fixed assets of the company.

3. RATIOS	Amounts in thous. Euro	2002	Amounts in thous. Euro	2001
a. Asset Consolidation Ratio				
Fixed assets	124,134		125,674	
Total assets	346,081	35.87%	366,732	34.27%
Current Assets	181,392		200,143	
Total assets	346,081	52.41%	366,732	54.57%
b. Gearing Ratio				
Equity	121,085		154,544	
Total liabilities	218,805	55.34%	207,127	74.61%
c. Fixed Asset Cover Ratio				
Equity	121,085		154,544	
Total fixed assets	124,134	97.54%	125,674	122.97%
d. Current Liabilities Cover Ratio				
Current Assets	181,392		200,143	
Current Liabilities	117,847	153.92%	132,035	151.58%
e. Gross profit on sales ratio				
Gross profit	92,086		73,791	
Sales	310,880	29.60%	270,847	27.20%
f. Gross profit on cost of goods sold				
Gross profit	92,086		73,791	
Cost of goods sold	218,794	42.09%	197,056	37.45%
g. Equity capital recycling ratio				
Sales	310,880		270,847	
Equity	121,085	256.75%	154,544	175.26%
h. Gross profit before depreciation on sales ratio				
Gross profit	117,776		92,634	
Sales	310,880	37.88%	270,847	34.20%
i. Mean term for the collection of claims ratio (DSO)				
Amount Due from Customers X 360	74,407		69,477	
Sales	310,880	86	270,847	92 days

j. Inventory Circulation Speed Ratio

Cost of Invent. Sold	218,794		197,056	
Inventories 31/12	68,278	3.20	68,216	2.89

4. Progress of company operations - Forecast of progress thereof

The international economic climate in the past 2 years and much more so in the past months has been and remains negative. However, the Group in this negative economic backdrop, where big companies are faltering internationally, has both managed to maintain ts profitability levels as well as to achieve substantial growth rates (15% in the year 2002)

The key facts about the business and operating results of the Group for the financial year 2002, are shown below:
Consolidated Group sales EURO 310.9 mill. against EURO 270.8 mill. in the year 2001, corresponding to a 15% increase.
Consolidated earnings before taxes, interest and depreciation (E.B.I.T.D.A.) 54.5 mill. EURO against 43,5 mill. EURO for the year 2001, corresponding to a 25% increase.
Consolidated earnings before taxes 26.2 mill. EURO against 25.9 mill. EURO in 2001.

M.J. MAILLIS S.A.
PACKING SYSTEMS
S.A.R.N.

ANNEX

TO THE BALANCE-SHEET AS AT 31 DECEMBER 2002 AND OF THE PROFIT AND LOSS ACCOUNT 1.1.2002-31.12.2002
(Based on the provisions of E. L. 2190/1920, as applicable)

FULL ANNEX

§ 1. LEGAL DRAWING UP AND STRUCTURE OF FINANCIAL STATEMENTS. DEVIATIONS MADE IN THE INTERESTS OF GIVING A TRUE PICTURE

(a) **Article 42a para 3:** Deviation from the relevant provisions on drawing up the annual financial statements deemed necessary for showing, in absolute clarity, the true picture required under the provisions of para 2 of the present article.
None.

(b) **Article 42b para 1:** Deviation from the principle of the unchanging structure and form of presentation of the balance-sheet and of the "profit and loss" account.
None.

(c) **Article 42b para 2:** Entering in the appropriate account data relating to several mandatory accounts.
Not applicable.

(d) **Article 42b para 3:** Adjustment to the structure and titles of accounts with Arabic numerals, when required by the special nature of the business.
Not applicable.

(e) **Article 42b para 4:** Abridged accounts of the balance-sheet corresponding to Arabic numerals, for which the requirements of the present article are met.
None.

(f) **Article 42b para 5:** Revised line items from the previous financial year to make them similar and comparable to the corresponding line items of the ending financial year.
Not required.

(g) **Article 43b para 2 added by article 6, P.D. 325/1994:** Drachma - Euro parity if the annual financial statements were also published in Euro.

The annual financial statements were only published in EURO.

§ 2. VALUATION OF ASSETS

(a) **Article 43a para 1-a:** Methods of valuation of assets and calculation of depreciation and of provisions for their devaluation.

(1) **Fixed assets** were valuated at their cost value or at their cost of own construction or at their revaluated cost based on L. 1249/1982, Ministerial decree E. 2665/84/1998 and L. 2065/92, increased by the value of additions and improvements and decreased by the depreciation envisaged by law.

(2) There was no need to form devaluation provisions.

ᵥere valuated at the lowest price per kind from their cost value and their
e. The market price considered was their mean net value in the last month of
ıl year.

in affiliated enterprises have been valuated according to the provisions
6/92 at their cost value.

ies arising from acquisitions (merchandise, raw and auxiliary materials, packaging
s, consumables, etc.) were valuated at the lowest price per kind from their cost
ıeir market price at year-end and their net realizable value. The cost value was
ıned by the mean monthly weighted price method for merchandise, raw and
ry materials and packaging materials and by the FIFO method for consumables and
asset parts.

ıtories arising from own production, aside from waste and by-products, were
ıted per kind at the lowest price from their production cost, their reproduction cost at
-end and their net realizable value.

ıste and by-products were valuated at their prospective sale price.

ticle 43a para 1-a: Conversion basis into Euro of assets denominated in foreign currencies
C.) and accounting of exchange differences.

eceivables and liabilities in F.C. were valuated on the basis of the official F.C. rate of
31/12/2002 resulting into exchange differences. The accounting thereof was : entering
exchange differences per foreign currency in the account 44.14 "Provisions for exchange
differences from valuation of receivables and liabilities". Following the set-off of debit and
credit exchange differences in each currency, the debit balances in the amount of Euro 349,
637,61 and the credit balances in the amount of Euro 2,873,958.85 were transferred to the
Profit & Loss Account while the amount of Euro 2,497,727.07 remained to the credit of the
above account.

Article 43 para 2: Deviation from the methods and basic principles of valuation. Application of
special valuation methods.
Not applicable.

Article 43 para 7-b: Change in the method of calculation of the cost value or the production
cost of inventories or securities.
None.

Article 43 para 7-c: Presentation of the substantial difference between the valuation value of
inventories and securities and their current market price, if significant.
Not significant.

Article 43 para 9: Breakdown and analysis of the revaluation of fixed assets carried out in the
course of the financial year on the basis of a special law and presentation of transactions of the
"Revaluation differences" account.
None.

FIXED ASSETS AND FORMATION EXPENSES

Article 42e para 8: Changes in fixed assets of (multiple-year depreciation) formation expenses.
The relevant multiple-column tables containing the information required by law are shown below.

M.J. MAILLIS FY 2002

KA: 16 MULTIPLE YEAR DEPRECIATION EXPENSES

	DESCRIPTION	Year acquired	Total 31/12/01	Increases 2002	Transfers 2002	Total 31/12/02	Ratios 2001	Ratios 2002	LESS: DEPRECIATION Total 31/12/01	For FY 2002 Standard	For FY 2002 Additional	Reductions	Total 31/12/02	Net Balance 31/12/02
16.01	INDUSTRIAL PROPERTY RIGHTS	1993	4.549			4.549	0.20	0.20	4.549				4.549	0
		1994	2.201			2.201	0.20	0.20	2.201				2.201	0
		1995	88.816			88.816	0.20	0.20	88.816				88.816	(0)
		1996	988			988	0.20	0.20	988				988	(0)
		1997	2.230			2.230	0.20	0.20	2.230	0			2.230	0
		1998	5.693			5.693	0.20	0.20	3.416	1.139			4.555	1.139
		1999	3.023			3.023	0.20	0.20	1.209	605			1.814	1.209
		2000	2.025			2.025	0.20	0.20	405	405			810	1.215
		2001	2.025			2.025	0.20	0.20		880			880	1.145
		2002		2.807		2.807	0.20	0.20		29			29	2.778
16.10	FORMATION & ESTABLISHMENT EXPENSES	1993	440			440	0.20	0.20	440				440	0
		1994	11.168			11.168	0.20	0.20	11.168				11.168	0
		1995	2.607			2.607	0.20	0.20	2.607				2.607	0
		1996	980			980	0.20	0.20	980				980	(0)
		1997	113.479			113.479	0.20	0.20	113.479	0			113.479	0
		1998	88.826			88.826	0.20	0.20	53.296	17.765			71.061	17.765
		1999	20.879			20.879	0.20	0.20	8.352	4.176			12.528	8.351
		2000	13.206			13.206	0.20	0.20	2.641	2.641			5.282	7.924
		2001	118.834			118.834	0.20	0.20		23.767			23.767	95.067
		2002		47.705		47.705	0.20	0.20					0	47.705
16.12	OTHER RESEARCH EXPENSES	1994	2.641			2.641	0.20	0.20	2.641				2.641	0
		1995	1.174			1.174	0.20	0.20	1.174				1.174	0
		1996	0			0	0.20	0.20	0	0			0	0
		1997	5.404			5.404	0.20	0.20	5.204	0			5.404	0
		1998	0			0	0.20	0.20	0	0			0	0
		1999	47.233			47.233	0.20	0.20	18.893	9.447			28.340	18.894
		2000				0	0.20	0.20	0	0			0	0
		2001	779.691			779.691	0.20	0.20		155.938			155.938	623.753
		2002		69.522		69.522	0.20	0.20		14			14	69.508
16.13	CAPITAL INCR. & BOND LOAN ISSUE EXPENSES	1994	96.255			96.255	0.20	0.20	96.255				96.255	0
		1995	75.762			75.762	0.20	0.20	75.762				75.762	(0)
		1996	326.421			326.421	0.20	0.20	326.421				326.421	0
		1997	627.533			627.533	0.20	0.20	627.533	0			627.533	0
		1998	460.262			460.262	0.20	0.20	276.157	92.052			368.209	92.053
		1999	494.621			494.621	0.20	0.20	197.848	98.924			296.772	197.848
		2000	820.947			820.947	0.20	0.20	164.189	164.189			328.379	492.568
		2001	168.186			168.186	0.20	0.20		33.637			33.637	134.549
		2002		7.493		7.493	0.20	0.20					0	7.493
16.14	ASSET ACQUISITION EXPENSES	1993	2.898			2.898	0.20	0.20	2.898				2.898	0
		1994	470			470	0.20	0.20	470				470	0
		1995	39.159			39.159	0.20	0.20	39.159				39.159	(0)
		1996	22.478			22.478	0.20	0.20	22.478				22.478	0
		1997	648			648	0.20	0.20	648	0			648	0
		1998	10.171			10.171	0.20	0.20	6.103	2.034			8.137	2.034
		1999				0	0.20	0.20	0	0			0	0
		2000	26.461			26.461	0.20	0.20	5.292	5.292			10.584	15.876
		2001				0	0.20	0.20		0			0	0
		2002		9.026		9.026	0.20	0.20					0	9.026
16.15	EXCH. DIFF. FROM FIXED ASSET LOANS	1995	0			0	0.20	0.20	0	0			0	0
		1996	14.231			14.231	0.20	0.20	14.231				14.231	0
		1997	78.885			78.885	0.20	0.20	63.108	15.777			78.885	(0)
		1998	1.355.430			1.355.430	0.20	0.20	1.039.163	271.086			1.310.249	45.181
		1999				0	0.20	0.20	0	0			0	0
		2000	969.158			969.158	0.20	0.20	193.832	193.832			387.663	581.495
		2001				0	0.20	0.20		0			0	0
		2002				0	0.20	0.20					0	0
16.17	REORGANIZATION EXPENSES	1994	17.484			17.484	0.20	0.20	17.484				17.48[illegible]	
		1995	33.934			33.934	0.20	0.20	33.934					
		1996	329.216			329.216	0.20	0.20	329.216					
		1997	460.997			460.997	0.20	0.20	460.9[illegible]					
		1998	810.268			810.268	0.20	[illegible]						
		1999	608.109			608.10[illegible]								

		1989	35.990		35.990	0.20	0.20	35.990				35.990	0
		1990	65.921		65.921	0.20	0.20	65.921				65.921	0
		1994	136.294		136.294	0.20	0.20	136.294				136.294	(0)
	COMPL. INVESTM. LOAN INTEREST	1995	490.155		490.155	0.20	0.20	490.155				490.155	0
	UNCOMPL. INVESTM. LOAN INTEREST	1995	0		0	0.20	0.20	0	0			0	0
		1996	833.520		833.520	0.20	0.20	833.520				833.520	(0)
		1997	852.153		852.153	0.20	0.20	852.153	0			852.153	0
		1998	1.846.499		1.846.499	0.20	0.20	1.107.900	369.300			1.477.200	369.300
		1999	1.602.174		1.602.174	0.20	0.20	640.870	320.435			961.305	640.869
		2000	1.731.265		1.731.265	0.20	0.20	346.253	346.253			692.506	1.038.759
		2001	2.083.889		2.083.889	0.20	0.20		416.778			416.778	1.667.111
		2002		1.611.339	1.611.339	0.20	0.20					0	1.611.339
16.19	OTHER MULTIPLE-YEAR DEPRECIATION EXPENSES	1994	16.411		16.411	0.20	0.20	16.411				16.411	0
		1995	4.914		4.914	0.20	0.20	4.914				4.914	0
		1996	45.791		45.791	0.20	0.20	45.791				45.791	(0)
		1997	0		0	0.20	0.20	0	0			0	0
		1998	104.313		104.313	0.20	0.20	62.588	20.863			83.451	20.863
		1999	331.233		331.233	0.20	0.20	132.493	66.247			198.740	132.493
		2000	6.129.573		6.129.573	0.20	0.20	1.734.583	1.225.915			2.960.498	3.169.075
		2001	2.801.944		2.801.944	0.20	0.20	72.721	560.389			633.110	2.168.834
		2002		107.637	107.637	0.20	0.20					0	107.637
16.88	COST OF BUSINESS PLAN ART. 23a L.1892/90	1996	10.928		10.928	0.20	0.20	10.928				10.928	0
		1997	470.919		470.919	0.20	0.20	470.919	0			470.919	0
		1998	30.060		30.060	0.20	0.20	18.036	6.012			24.048	6.012
		1998	(170.294)		(170.294)		0	0				0	(170.294)
		1999	22.073		22.073	0.20	0.20	8.829	4.415			13.244	8.829
		2000			0	0.20	0.20		0			0	0
		2001			0	0.20	0.20		0			0	0
		2002			0	0.20	0.20					0	0
16.89	ADDIT. BUSINESS PLAN EXP. ART. 23a L.1892/90	1996	1.969		1.969	0.20	0.20	1.969				1.969	0
		1997	0		0	0.20	0.20	0	0			0	0
		1998	134		134	0.20	0.20	80	27			107	27
		1999			0	0.20	0.20		0			0	0
		2000			0	0.20	0.20		0			0	0
		2001			0	0.20	0.20		0			0	0
		2002			0	0.20	0.20					0	0
16.90	BUSINESS PLAN SALES ORGANIZ. ART. 23a L.1892/90	1996	71.369		71.369	0.20	0.20	71.369				71.369	0
		1997	234.058		234.058	0.20	0.20	234.058	0			234.058	0
		1998	1.276.861		1.276.861	0.20	0.20	732.057	221.313			953.370	323.491
		1999	1.044.547		1.044.547	0.20	0.20	417.819	208.909			626.728	417.818
		2000			0	0.20	0.20		0			0	0
		2001			0	0.20	0.20		0			0	0
		2002			0	0.20	0.20						
16.91	BUS. PLAN PAYROLL ART. 23a L.1892/90	1996	38.820		38.820	0.20	0.20	38.820				38.820	0
		1997	318.458		318.458	0.20	0.20	318.458	0			318.458	0
		1998	712.156		712.156	0.20	0.20	427.294	142.431			569.725	142.431
		1999	834.489		834.489	0.20	0.20	333.796	166.898			500.694	333.795
		2000			0	0.20	0.20		0			0	0
		2001			0	0.20	0.20		0			0	0
		2002			0	0.20	0.20					0	0
16.92	BUSINESS PLAN CONSTR. PREPARATION EXPENSES ART. 23a L.1892/90	1996	1.902		1.902	0.20	0.20	1.902				1.902	0
		1997	88.808		88.808	0.20	0.20	88.808	0			88.808	(0)
		1998	117.388		117.388	0.20	0.20	70.433	23.478			93.911	23.477
		1999	140.540		140.540	0.20	0.20	56.218	28.108			84.326	56.210
		2000			0	0.20	0.20		0			0	0
		2001			0	0.20	0.20		0			0	0
		2002			0	0.20	0.20					0	0
16.93	NEW BUSINESS PLAN INVENTORY EXPENSES ART. 23a L.1892/90	1996	6.081		6.081	0.20	0.20	6.081				6.081	0
		1997	7.740		7.740	0.20	0.20	7.740	0			7.740	(0)
		1998	0		0	0.20	0.20	0	0			0	0
		1999			0	0.20	0.20		0			0	0
		2000			0	0.20	0.20		0			0	0
		2001			0	0.20	0.20		0			0	0
		2002			0	0.20	0.20					0	0
	Total (a)		36.189.968	2.509.973	38.699.941			15.221.416	6.026.623	0	0	21.248.240	17.451.697
16.98	INTANGIBLE ASSET ACQUISITION ADVNACES	1998	48.886		48.886			0				0	48.886
		1999	18.195		18.195			–		–	–	–	18.195
		2000			0							0	0
		2001			0								0
		2002		1.477.433	1.477.433								1.477.433
	Total (b)		67.081	1.477.433	1.544.514			0		0	0	0	1.544.514
			36.257.049	3.987.406	40.244.455			15.221.416	6.026.623	0	0	21.248.240	18.996.215

(b) **Article 43 para 5-d:** Breakdown of additional depreciation.
None.

(c) **Article 43 para 5-e:** Provisions for devaluation of tangible fixed assets.
Not envisaged.

(d) **Article 43 para 3-e:** Breakdown and explanation of (multiple-year depreciation) formation expenses.

See breakdown per kind (per account) in table form.

TABLE 1

CHANGES IN THE COST VALUE OF FIXED ASSETS

DESCRIPTION	COST VALUE 31.12.2001	ADDITIONS 2002	REVALUAT. 31.12.2002	OTHER INCREASES - REDUCTIONS	SALES 2002	COST VALUE 31.12.2002
INDUSTRIAL PROPERTY RIGHTS	111,550	2,807				114,357
LAND	1,300,942	733	0			1,301,675
BUILDINGS - TECHNICAL WORKS	18,632,403	546,189	0		52,501	19,126,091
MACHINERY - TECHNICAL INSTALLATIONS AND OTHER MECHANICAL EQUIPMENT	55,876,945	5,003,043	0		154,950	60,725,038
TRANSPORTATION MEANS	1,176,275	4,745			63,125	1,117,895
FURNITURE AND OTHER EQUIPMENT	2,388,722	215,940				2,604,662
ASSETS UNDER CONSTRUCT. + ADVANCES	11,105,723	6,110,798		4,237,962		12,978,559
T O T A L	90,592,560	11,884,255	0	4,237,962	270,576	97,968,277

TABLE 2

CHANGES IN FIXED ASSET DEPRECIATION

DESCRIPTION	ACCUMULATED DEPRECIAT. 31.12.2001	DEPRECIAT. 2002	OTHER REVALUAT. 31.12.2002	INCREASES - REDUCTIONS	SALES 2002	DEPRECIATION 31.12.2002
INDUSTRIAL PROPERTY RIGHTS	103,814	3,057				106,871
LAND						0
BUILDINGS - TECHNICAL WORKS	6,269,579	1,443,989			14,164	7,699,404
MACHINERY - TECHNICAL INSTALLATIONS AND OTHER MECHANICAL EQUIPMENT	24,609,574	7,395,569			5,811	31,999,332
TRANSPORTATION MEANS	618,019	155,379			56,600	716,798
FURNITURE AND OTHER EQUIPMENT	1,745,736	299,692				2,045,428
T O T A L	33,346,722	9,297,686	0	0	76,575	42,567,833

TABLE 3

NET VALUE OF FIXED ASSETS

DESCRIPTION	COST VALUE 31.12.2002	DEPRECIATION 31.12.2002	BALANCE 31.12.2002
INDUSTRIAL PROPERTY RIGHTS	114,357	106,871	7,485
LAND	1,301,675	0	1,301,675
BUILDINGS - TECHNICAL WORKS	19,126,091	7,699,404	11,426,687
MACHINERY - TECHNICAL INSTALLATIONS AND OTHER MECHANICAL EQUIPMENT	60,725,038	31,999,332	28,725,706
TRANSPORTATION MEANS	1,117,895	716,798	401,097
FURNITURE AND OTHER EQUIPMENT	2,604,662	2,045,428	559,234
ASSETS UNDER CONSTRUCT. + ADVANCES	12,978,559		12,978,559
T O T A L	97,968,277	42,567,833	55,400,444

TABLE 4

CHANGES IN THE COST VALUE OF FORMATION EXPENSES

DESCRIPTION	COST VALUE 31.12.02	ADDITIONS 2002	INCREASES REDUCTIONS 2002	BALANCE 31.12.2002
CONSTRUCTION PERIOD INTEREST	9,740,779	1,611,339		11,352,118
OTHER FORMATION EXPENSES	26,404,720	2,373,261		28,777,981
TOTAL	36,145,499	3,984,600	0	40,130,099

TABLE 5

CHANGES IN FORMATION EXPENSES' DEPRECIATION

DESCRIPTION	ACCUMULATED DEPRECIAT. 31.12.01	DEPRECIAT. 2002	INCREASES REDUCTIONS 2002	BALANCE 31.12.2002
CONSTRUCTION PERIOD INTEREST	4,571,974	1,452,765		6,024,739
OTHER FORMATION EXPENSES	10,545,828	4,570,802		15,116,630
TOTAL	15,117,802	6,023,567	0	21,141,369

TABLE 6

NET VALUE OF FORMATION EXPENSES

DESCRITPION	COST VALUE 31.12.02	DEPRECIATION 2002	BALANCE 31.12.2002
CONSTRUCTION PERIOD INTEREST	11,352,118	6,024,739	5,327,378
OTHER FORMATION EXPENSES	28,777,981	15,116,630	13,661,351
TOTAL	40,130,099	21,141,370	18,988,730

(e) **Article 43 para 3-c:** The amounts and the accounting of exchange differences which ensued in the present financial year, on payment (of installments) and/or on valuation at year-end of loans and credits used solely for fixed asset acquisitions.
There were no debit exchange differences.

(f) **Article 43 para 4, sections a and b:** Breakdown and explanation of line items "Research and development expenses", "Concessions and industrial property rights" and "Goodwill".

Industrial Property Rights

Breakdown		
- Business Know -How Methods L.1892/90 (sc.34154/NN237)	Euro	88,817
- Award of quality label (ISO 9001)	Euro	3,816
- Award of quality label (ISO 9002)	Euro	17,920
- Certification of Σ.Ε.Κ. & Σ.Υ.Υ. structures	Euro	997
-Certification of ΕΛΟΤ	Euro	2,807
		114,357

Research and development expenses

Π.Α.Β.Ε. (Industrial Development Research Project) 1994	880
RESEARCH ON FOOD PACKAGING MATERIAL	21,952
(RETEX) PRODUCT CREATION & DEVELOPMENT BY PC	880
(RETEX) UPGRADING OF MANAGEMENT SYSTEM	2,054
(RETEX) 1996 (Y2M4M1 & Y2M4Π12)	2,201
QUALITY CONTROL RESEARCH EXPENSES	2,323
LIQUID GAS FORMATION EXPENSES (P.L.) L.1828/89	880
PET DEVELOPMENT RESEARCH EXPENSES	743,030
FOOD PACKAGING MATERIAL RESEARCH EXPENSES	17,608
BUSINESS-TO-BUSINESS APPLICATIONS' RESEARCH EXPENSES	10,000
ALEXANDROUPOLI LINES RESEARCH EXPENSES	34,335
ATHENS UNIVERSITY RESEARCH EXPENSES	10,000
NEW MARKETS RESEARCH EXPENSES	54,532
SURVEY ON NEW PRODUCT PRODUCTION	1,251
SURVEY ON ALTERNATIVE PRODUCT PROCESSING	2,900
SURVEY ON INOFITA PLANT WASTE MANAGEMENT	840
	905,667

§ 4. PARTICIPATION'S

(a) **Article 43a para 1-b:** Participating interests in the capital of other enterprises at a share of 10% or more.

The information required by the relevant article are shown in the table below:

NAME	REGISTERED OFFICE	% OF CAPITAL	EQUITY OPERATING	RESULTS
M.J. MAILLIS SVERIGE AB	Sweden	100.0%	596,217	-471,671
M.J. MAILLIS BULGARIA EOOD	Bulgaria	100.0%	571,170	170,325
COLUMBIA SRL	Italy	60.0%	2,143,714	1,132,079
CONTIPAK GMBH	Austria	100.0%	1,757,787	475,883
DANUBIA PACK M.J. MAILLIS GROUP KFT	Hungary	100.0%	2,198,877	47,084
EUROPACK SA	Luxembourg	100.0%	23,408,804	505,619
HELERO BV	Netherlands	100.0%	27,875,307	74,000
M.J. MAILLIS ALBANIA LTD	Albania	100.0%	240,280	109,899
M.J. MAILLIS CZECH SRO	Czech Republic	100.0%	1,383,907	415,378
M.J. MAILLIS ESPANA SL	Spain	100.0%	-984,400	-890,855
M.J. MAILLIS FRANCE SAS	France	99.9%	3,888,728	-2,343,165
MARFLEX M.J. MAILLIS GROUP SPZOO	Poland	100.0%	19,371,091	2,793,195
M.J. MAILLIS ROMANIA SA	Rumania	81.7%	5,076,816	808,407
M.J. MAILLIS HOLDING GBMH	Germany	100.0%	20,709,997	-359,951
M.J. MAILLIS FINLAND AB	Finland	100.0%	-209,036	-953,708
ROCALU SL	Spain	100.0%	153,437	976

SANDER B.V.	Netherlands	100.0%	-649,619	-150,952
STRAPTECH SA	Greece	99.0%	11,171,433	-1,877,111

(b) **Article 43a para 1-je:** Drafting of consolidated financial statements including the financial statements of the company.

Consolidated financial statements were drawn up with the following companies:

1. M.J. MAILLIS SWEDEN AB
2. M.J. MAILLIS BULGARIA EOOD
3. COLUMBIA SRL
4. CONTIPAK GMBH
5. SIAT BENELUX
6. DANUBIA PACK M.J. MAILLIS GROUP KFT
7. EUROPACK SA
8. HELERO BV
9. M.J. MAILLIS ALBANIA LTD
10. M.J. MAILLIS CZECH SRO
11. M.J. MAILLIS ESPANA SL
12. M.J. MAILLIS FRANCE SAS
13. MARFLEX M.J. MAILLIS GROUP SPZOO
14. M.J. MAILLIS ROMANIA S.A.
15. MAILLIS SANDER GMBH
16. SANDER GMBH & CO KG
17. M.J. MAILLIS FINLAND OY
18. M.J. MAILLIS (U.K.) LTD
19. ROCALU SL
20. WULFTEC INTERNATIONAL INC
21. SANDER NV
22. MAILLIS HOLDING GMBH
23. SIAT SPA
24. STRAPTECH SA
25. SANDER B.V.

§ 5. INVENTORIES

(a) **Article 43a § 1-ja:** Valuation of inventories by stretching the valuation rules of article 43 for tax relief purposes.
No deviation made.

(b) **Article 43a § 1-j:** Differences from devaluation of current assets and reasons therefor.
None.

§ 6. SHARE CAPITAL

(a) **Article 43a § 1-d:** Classes of shares into which the share capital is divided.

The share capital of the company is divided into 72,647,660 ordinary registered shares of Euro 0.76 each.

(b) **Article 43a § 1-c:** Shares issued in the course of the financial year to increase the share capital.
213,780 ordinary registered shares were issued during the financial year.

(c) **Article 43a § 1-e and 42e Λ 10:** *Issued securities and rights incorporated therein.*
None issued.

(d) **Article 43a § 1-f:** Acquisition of own shares in the course of the present financial year.

745,280 owned shares were acquired in the current financial year against payment of Euro 3,778,319.

§ 7. PROVISIONS AND LIABILITIES

(a) **Article 42 e § 14, sect. d:** Breakdown of "Other provisions" account.

The balance of Euro 3,319,208.45 of this account regards:

Provisions for doubtful debts	Euro	821,481.38
Provisions for tot. diff. from valuation of receivables & liabilities	Euro	2,497,727.07
Other provisions	Euro	0.00
	Euro	3,319,208.45

(b) **Article 43a § 1-g:** The financial commitments from contracts, etc. not appearing in the contingent accounts. Liabilities for the payment of special monthly provisions and financial commitments to affiliated enterprises.
None.

(c) **Article 43a § 1-jb:** Contingent debts of substantial tax amounts and tax amounts that may arise and be charged to the financial year ending and to previous financial years, if not included in the obligations or provisions.

The company has been tax audited through the financial year 1999.

(d) **Article 43a § 1-f:** Long-term liabilities of 5 years or more.
None.

(e) **Article 43a Λ 1-g:** Liabilities covered by collateral security.

See article 42e § 9 below.

§ 8. TRANSITORY ACCOUNTS

Article 42e § 12: Breakdown of line items in the transitory "Deferred income" and "Accrued expenses" accounts.

PREPAID EXPENSES			
PREPAID PREMIUMS	Euro	112,039.37	
PREPAID COMMISSIONS ON LETTERS OF GUARANTEE	Euro	4,217.36	
PC MAINTENANCE	Euro	2,205.74	
ROAD DUTIES OF TRANSPORT. MEANS	Euro	1,875.00	
PREPAID CONTRIBUTIONS	Euro	7,736.75	
PREPAID DIRECT DATA DUTIES	Euro	2,054.43	
COURSE FEES FINANCED BY OAEΔ (MANPOWER EMPLOYMENT ORGANIZATION)	Euro	7,077.33	**137,205.98**

DEFERRED INCOME			
INCOME FROM FOREIGN EXCHANGE FUTURES	Euro	46,936.31	
INCOME FROM INTEREST	Euro	225,883.38	
INCOME FROM LOAN INTEREST SUBSIDY	Euro	104,705.60	
INCOME FROM O___ COURSES	Euro	130,022.80	
INCOME FROM TURNOVER CREDIT	Euro	894,746.43	**1,402,294.52**

ACQUISITIONS AWAITING DELIVERY	Euro	2,595,310.58	**2,595,310.58**
Grand total of transitory asset accounts	***Euro***		***4,134,811.09***

TRANSITORY LIABILITY ACCOUNTS			
ELECTRICAL POWER	Euro	129,950.26	
TELECOMMUNICATIONS	Euro	14,918.90	
SUNDRY EXPENSES	Euro	3,426.81	
ACCRUED FREIGHT	Euro	116,401.76	
INTEREST FROM BANKS	Euro	509,850.66	
NATURAL GAS	Euro	48,589.44	**823,137.83**
PURCHASES UNDER SETTLEMENT			
(MERCHANDISE, RAW & AUXILIARY MATERIALS, PACKAGING MATERIALS etc.)	Euro	282,073.64	**282,073.64**
Grand total of transitory liability accounts		***1,105,211.47***	

§ 9. CONTINGENT ACCOUNTS

Article 42e § 11: Breakdown of contingent accounts, insofar as this liability is not covered by the information contained in the following paragraph 10.

Breakdown of contingent accounts (**less guarantees and collateral security**)

A) SUNDRY DEBIT INFORMATION ACCOUNTS	**Currency**	**Amount**
Fixed investm. subs. l. 1262/82 (MIP)	Euro	403,457.15
Fixed investm. subs. l. 1892/90 (SC 34154/NN237)	Euro	1,174,247.98
Business Plan Subsidy for 1995	Euro	848,241.82
Business Plan Subsidy for 1996	Euro	1,503,011.59
Alex. subs. 1997 (ΔΙΠΑ/3953/NN89855/N 1892/90)	Euro	1,790,403.52
Subsidy β.ρ. 1997	Euro	1,010,216.29
Alex. subs.1998 (ΔΙΠΑ/3953/NN89855N.1892/90)	Euro	243,853.26
ΕΦΕΠΕ energy plan subsidy audit for the year 1998	Euro	214,007.29
Subs. l.1892 (SC 64153/NN722) Alex. Phase b	Euro	909,757.89
Business Plan Subsidies for the years '98-'99	Euro	1,404,484.81
Subs. l.1892/90 (ΔΙΠΑ/3953/NN 8855)	Euro	1,689,903.32
Subs. l.1892/90 2000 (SC64153/NN722) Alex. Phase b	Euro	1,819,515.77
Health & safety plan subsidy	Euro	88,041.09
Tax-free reserve l. 1892/90 for the year 1993	Euro	1,507.32
Tax-free reserve l. 1892/90 on δ. acc. for the year 1996	Euro	57,826.27
Tax-free reserve επ.λ. for the year 1997 subs. L1892/90	Euro	61,552.89
Tax-free reserve L. 1892/90 for the year 1998	Euro	643,904.38
Tax-free credit L 1892/90 for the year 1999	Euro	10,709.09
USD advance purchase agreement with Piraeus Bank	Euro	3,439,713.85
USD advance purchase agreement with HSBC Bank	Euro	6,786,656.91
USD advance purchase agreement with ABN AMRO Bank	Euro	1,961,938.40
USD advance purchase agreement with CITIBANK	Euro	1,962,804.85

§ 10. GUARANTEES AND COLLATERAL GRANTED

Article 42e § 9: Guarantees and collateral granted by the company.

Guarantees and collateral granted

	Currency	Amount
L/G TO SECURE LIABILITIES	EURO	63,400.00
L/G TO SECURE LIABILITIES	EURO	5,399.85

§ 11. SALARIES, ADVANCES AND CREDITS TO COMPANY OFFICERS

(a) **Article 43a § 1-jc:** Pay of company officers and managers.

- CEO Emoluments	78,.090
- Management Pay	1,808,715
Euro Total	**1,886,805**

(b) **Article 43a § 1-jc:** Liabilities incurred or assumed as benefits to company managers and officers retired in the course of the current financial year.
None

(c) **Article 43a § 1-jd:** Advances and credits granted on the basis of applicable law to company officers (board members and administrators).
None

§ 12. OPERATING RESULTS

(a) **Article 43a § 1-h:** Turnover per category of activity and geographical market. (The turnover is taken as laid down in article 42e § 15, sect. a, namely the net amount of the turnover includes the amounts of income generated from the sale of products or from the provision of services, as part of the ordinary business of the company from which sale discounts and tax collected on behalf of the State and third parties have been deleted).

(1) Industrial activity:

- domestic Euro	8,432,673
- abroad Euro	81,319,291
Euro Total	**89,751,964**

(2) Commercial activity:

- domestic Euro	349,412
- abroad Euro	3,866,770
Euro Total	**4,216,182**
Euro Total	**93,968,146**

(b) **Article 43a § 1-i:** Mean number of staff in employment in the course of the financial year and categories thereof, with their total cost. Note that, "Administrative staff (employees)" includes staff members paid on a monthly basis and wage-earning "workers & technicians".

(1) Mean number of staff
412 persons

(2) Mean number of staff per category:

- Administrative staff	129
- Workers & Technicians in production	263
- Sales staff	20
Total	**412**

(3) Staff salaries and expenses:

	Remuneration	Social security contributions	TOTAL & benefits
- Administrative staff	4,963,111	980,696	5,943,807
- Workers & Technicians in Production	3,324,238	951,037	4,275,275
- Sales staff	557,107	82,328	639,435
Total	**8,844,456**	**2,014,061**	**10,858,517**

(c) **Article 42e § 15-b:** Breakdown of extraordinary and non-operating expenses and income (namely of the "extraordinary and non-operating expenses" and the "extraordinary and non-operating income" accounts).

(1) Extraordinary and non-operating expenses:

- Tax penalties and surcharges	Euro	5,820.07
- Forfeitures - penalty clauses	Euro	57,670.00
- Exchange differences	Euro	1,771,441.22
- Other	Euro	53,657.86
Euro Total		**1,888,589.15**

(2) Extraordinary and non-operating income:

- Exchange differences	Euro	4,479,054.89
- Fixed invest. subs. corresponding to the year	Euro	2,196,373.16
- Other	Euro	7,069.61
Euro Total		**6,682,497.66**

(3) Extraordinary loss

- Loss from sale of install. to third party real property	Euro	20,708.04
- Loss from the sale of machinery	Euro	82.789.37
- Loss from sale of transport. means	Euro	655.50
- Loss from destruct. of insured transport. means	Euro	364.44
Euro Total		**104,517.35**

(4) Extraordinary profit

- Profit from sale of transport. means	Euro	7,336.61
Euro Total		**7,336.61**

(d) **Article 42e § 15-b:** Breakdown of the "Income carried forward from previous years", of the "Income from provisions for previous years" and of the "Expenses carried forward from previous years" accounts.

- Credit differences of transit. Acc. 3601	Euro	5,474.43
- Credit differences of transit. Acc. 5601	Euro	6,692.60
- Other income carried forward from previous years	Euro	45,169.76
Euro Total	**Euro**	**57,336.79**

(2) Expenses carried forward from previous years

- Other expenses carried forward from previous yrs	Euro	131,776.28
Euro Total		**131,776.28**

(3) Provisions for contingencies

Provisions for bad debts	Euro	250,000.00

(e) **Article 43a § 1-jg:** Any other information required under special laws as applicable.
None.

(f) **Article 43a § 1-jg:** Any other information deemed necessary for the purposes of providing shareholders and third parties with more complete information and presenting an accurate picture of the assets, the financial standing, and the profit and loss account of the company.
None.

Athens, February 25 2003

THE CHAIRMAN OF THE BOARD & CEO	THE GROUP FINANCIAL MANAGER AND BOARD MEMBER	THE FINANCIAL MANAGER FOR GREECE	THE CHIEF ACCOUNTANT
MICHAEL J. MAILLIS I.C.N. Φ020206	H. A. STAVRINOUDAKIS I.C.N. Σ208194	P.I. DELIS I.C.N. P578226	N.V. MAROULIS I.C.N. Π717325

It is hereby certified that the foregoing annex consists of 16 pages and is the annex mentioned in the audit certificate issued on 27/02/2003.

Athens 27 February 2003

THE CERTIFIED AUDITOR ACCOUNTANT

KYRIAKOS RIRIS
C.A.A.A. R.N. 12711

DIRECTORS' REPORT OF THE BOARD OF DIRECTORS OF M.J. MAILLIS S.A.
TO THE ORDINARY GENERAL MEETING

Dear shareholders,
According to article 43a para 3 of law 409/86 of C.L. 2190/1920, as superseded by article 35 of P.D. 409/86, we are submitting to your General Meeting the annexed financial statements of the company for the financial year from 1-1-2002 through 31-12-2002 together with our annotations thereto and kindly ask that you approve them.

	Amounts in thous. Euro		Amounts in thous. Euro	
1. BALANCE-SHEET		**2002**		**2001**
ASSETS				
Assets amount to		325,495		325,730
LIABILITIES				
Liabilities amount to				
- Equity		213,789		222,256
- Provisions and Liabilities		120,600		103,474
Total		334,389		325,730
BREAKDOWN OF ASSETS				
A. Formation expenses	37,025		35,309	
Less: Depreciation	20,948	16,077	15,090	20,220
B. Fixed assets	251,243		185,264	
Less: Depreciation	42,761	208,482	33,375	151,889
C. Current assets				
(less bank & cash)		100,455		127,655
D. Bank & cash		6,282		24,307
E. Transitory asset accounts		4,198		1,659
		335,494		325,730
Liabilities are broken down into:				
A. EQUITY				
I. Paid-up share capital		55,212		53,143
II. Share premium				
		144,877		145,334
III. Reval. Differ. Investment				
Subsidies		6,223		9,683
IV. Reserve				
1. Statutory reserve	1,792		1,661	
2. Sundry reserves	16,870	18,662	19,772	21,433
Equity		-11,185		-7,407
V. Profit carried forward				69
Total equity		213,789		222,256
B. PROVISIONS FOR CONTINGENCIES				
& EXPENSES		3,319		571
C. LIABILITIES				
I. Long-term		82,869		47,000
II. Short-term		34,412		55,292
		117,281		102,292
D. TRANSITORY LIABILITY ACCOUNTS		1,105		611
TOTAL LIABILITIES		335,494		325,730

2. PROFIT & LOSS ACCOUNT

A. TURNOVER (*)	Amounts in thous. Euro 2002	Amounts in thous. Euro 2001
Sale of Products -		
Goods & Services	93,968	89,513
LESS: COST OF GOODS SOLD	74,639	73,667
GROSS OPERATING PROFIT	19,329	15,846
NET EARNINGS FOR THE YEAR		
BEFORE TAXES	4,029	5,904

(*) Of the foregoing sales, the Euro amount of 85,186,061regards sales abroad. Special expenses were incurred for these sales according to article 31 para 2 of L. 2238/94 Euro 355,609.

3. SPECIAL BREAKDOWNS	Amounts in thous. Euro 2002	Amounts in thous. Euro 2001
3a. FIXED ASSETS		
* Land:	1,141	1,140
Plant plots of a total surface area of 68,094,211 sq.m. in the community of Inofita, Prefecture of Viotia.		
Plots of the Alexandroupoli plant of a surface area of 17,003 sq.m. and 2,299 sq.m.	161	161
	1,302	1,301
Buildings:		
Building installations -		
Plant Complex -		
Warehouses - Offices	19,126	18,632
LESS: Depreciation	7,699	6,270
Net Value	11,427	12,363
Machinery - Technical facilities	60,725	55,877
LESS: Depreciation	31,999	24,610
Net Value	28,726	31,267

NOTE

1) Depreciation for the ending financial year amounted to Euro 9,115,367, which was fully incorporated into the operating cost.

2) At the end of the accounting period 2002, there were no encumbrances on the fixed assets of the company.

4. RATIOS	Amounts in thous. Euro	2002	Amounts in thous. Euro	2001
a. Asset Consolidation Ratio				
Fixed assets	208,482	62.14%	151,889	=46.63%
Total assets	335,495		325,730	
Current Assets	106,737	31.81%	151,962	=46.65%
Total assets	335,495		325,730	
b. Gearing Ratio				
Equity	213,789	182.29%	222,256	=215.99%
Total Liabilities	117,281		102,903	

Ratio	2002		2001	
c. Fixed asset cover ratio				
Equity	213,789	102.55%	222,256	=146.33%
Total fixed assets	208,482		151,889	
d. Current liabilities cover ratio				
Current Assets	106,737	300.52%	151,962	=271.83%
Current Liabilities	35,517		55,903	
e. Gross profit on sales ratio				
Gross profit	19,329	20.57%	15,846	=17.70%
Sales	93,968		89,513	
f. Gross profit on cost of goods sold				
Gross profit	19,329	25.90%	15,846	=21.51%
Cost of goods sold	74,639		73,667	
g. Equity capital recycling ratio				
Sales	93,968	0,4	89,513	=0,4
Equity	213,789		222,256	
h. Mean term for the collection of claims ratio (DSO)				
Amounts Due from Customers X 360	52,764	202,1	52,032	=209.3 days
Sales	93,968		89,513	
i. Inventory Circulation Speed ratio				
Cost of Inventories Sold	74,639	4,74	73,667	=4.89
Inventories 31/12	15,733		15,059	

5. Progress of company operations - Company progress forecast

A) PROGRESS OF COMPANY OPERATIONS IN 2002

2002 was yet another year marked by a negative international economic climate. In this same year the company materialized a plan to stabilize and assimilate the explosive growth of the past years.

The turnover for the ending year amounted to Euro 93,968,146 against Euro 89,512,682 of the previous financial year 2001, namely marking an increase in the order of 5%. The turnover corresponding to Industrial and Commercial activity Abroad amounted to Euro 85,186,061 against Euro 81,206,379 of the previous financial year, namely up 5%. Furthermore, sales at home in 2002 amounted to Euro 8,782,085 against Euro 8,306,303, namely up 6%.

The cost of goods sold amounted to Euro 74,638,761 against Euro 73,666,856 in the previous financial year, namely up 1.3%. This increase is totally justified because of the increase in sales for the financial year 2002 by 5%.

The gross operating profit before depreciation amounted to 30.6% in 2002 against 28.4% in 2001.
Administrative and distribution expenses before depreciation corresponded to 13.68% of the turnover against 12.95% in 2001.

Finance charges in 2002 amounted to Euro 2,969,947 against Euro 2,332,503 in 2001, namely up 27.3%. Finance expenses as a share of total sales were 3.16% in 2002 against 2.61% in 2001.

Finance income in 2002 was Euro 3,366,873 against Euro 3,668,562 in 2001.

Extraordinary and non-operating income and expenses for the year 2002 in relation to 2001 were as follows:

-Income: 6,747,171 Euro in 2002 against 6,884,809 Euro in 2001,
-Expenses: 2,855,579 Euro for the year 2002 against 2,206,086 Euro in 2001. Extraordinary and non-operating income-expenses are principally debit-credit exchange differences.

M.J. MAILLIS S.A.
PACKING SYSTEMS
5 XENIAS & HARILAOU TRIKOUPI ST., KIFISSIA
TAXPAYER ID NO: 094051915
TAX OFFICE: ΦΑΒΕ OF ATHENS
S.A.REG.NO.: 2716/06/B/86/43

CONSOLIDATED CASH FLOW STATEMENT
01/01/2002 - 31/12/2002

A/A		Breakdown Cash Flow from ordinary (operating) activities	FY 2002 Amounts in thousand EUR	Previous FY 2001 Amounts in thousand EUR
A	100	*Cash inflow*		
	101	Sales	310,880	270,847
	102	Other operating income	919	2,014
	103	Extraordinary and non-operating income	6,176	12,027
	104	Income from previous years	59	39
	105	"Credit interest [deposits, etc.]"	2,792	1,291
	106	Income from securities	75	30
	107	Sale of securities	9,474	25,760
	108	Less amounts due		
		Amounts deduced:		
	109	Acquisition of securities		32,819
	110	Increase of amounts due	5,580	7,734
		Total Cash Inflow (A100)	324,795	271,455
A	200	*Cash outflow*		
	201	Cost of goods sold (less depreciation and provisions)	202,979	186,857
	202	Administrative expenses	15,620	12,934
	203	Research - development expenses		
	204	Appropriation expenses	38,663	29,578
	205	Underemployment / inactivity expenses		
	206	Other expenses	8,428	4,094
	207	Increase of reserves	62	7,796
	208	Increase of transitory asset accounts	2,122	
	209	Reduction of transitory liability accounts		
	210	Reduction of current liabilities (save Banks)		3,165
		Amounts deduced:		
	211	Reduction of reserves		
	212	Reduction of transitory asset accounts		447
	213	Increase of transitory liability accounts	256	195
	214	Increase of current liabilities (save Banks)	11,682	
		Total Cash Outflow (A200)	255,936	243,782
A	300	*Cash outflow*		
	301	Income tax	6,223	5,833
	302	Taxes not incorporated in the operating cost	6	6
	303	Post-audit tax discrepancies		18
	304	Reduction of liabilities from taxes - duties		1,463
		Amounts deduced:		
	305	Increase of liabilities from taxes - duties	1,050	
		Total tax outflow (A300)	5,179	7,320
		Cash flow from ordinary (operating) activities (A100 - A200 - A300) = A	63,680	20,353

A/A		Breakdown Cash Flow from Investment activities	FY 2002 Amounts in thousand EUR	Previous FY 2001 Amounts in thousand EUR
B	100	*Cash inflow*		
	101	Sale of intangible assets		
	102	Sale of tangible assets	1,924	3,747
	103	Sale of holdings and securities		
	104	Reduction of long-term liabilities		
	105	Income from holdings and securities	-	
	106	Credit interest (long-term and other liabilities)	-	
		Total Cash Inflow (B100)	1,924	3,747
B	200	*Cash outflow*		
	201	Acquisition of intangible assets	44,768	31,023
	202	Acquisition of tangible assets	20,881	61,810
	203	Acquisition of holdings and securities	26	
	204	Increase of long-term liabilities	500	1
	205	Increase of establishment expenses	3,685	10,364
		Total Cash Outflow (B200)	69,860	103,198
		Cash Flow from Investment activities		
		(B100 - B200) = B	-67,936	-99,451
C		**Cash Flow from finance activities**		
	100	*Cash inflow*		
	101	Collection of share capital increase and share premium	1,069	
	102	Collection of fixed asset subsidies	1,933	5,180
	103	Increase of long-term liabilities	25,610	
	104	Increase of current liabilities (Bank accounts)		34,151
		Total Cash Inflow (C100)	28,612	39,331
C	200	*Cash outflow*		
	201	Reduction (repayment) of share capital		5,885
	202	Repayment of fixed asset subsidies		
	203	Reduction of long-term liabilities		13,362
	204	Reduction of current liabilities (Bank accounts)	25,829	
	205	Interest paid	7,384	8,047
	206	Dividends paid	5,324	2,516
	207	Distribution of profit to staff		
	208	Board emoluments from profits for the year	30	29
		Reduction of exchange difference from conversion to Subsidiary accounts	960	760
		Total Cash Outflow (C200)	39,527	30,599
		Cash Flow from finance activities		
		(C100 - C200) = C	-10,915	8,732
		COMPANY CASH FLOW (algebraic sum A + B + C)	-15,171	-70,365
		PLUS: BANK & CASH AVAILABLE AT BEG. OF YEAR	35,237	105,602
		BANK & CASH AT END OF YEAR	20,066	35,237

Maroussi, 16 April 2003

M.J. MAILLIS CHAIRMAN OF THE BOARD & CEO	CHAR. STAVRINOUDAKIS GROUP FINANCIAL MANAGER & BOARD MEMBER	SOT.I.LEONARDOS GROUP ACCOUNTING SERVICES MANAGER	NIK.V.MAROULIS ACCOUNTING MANAGER
I.C.N. Φ 020206	I.C.N. Σ 208194	I.C.N. Π 325521	R.M. 9997046629

AUDIT CERTIFICATE OF CERTIFIED AUDITOR - ACCOUNTANT

We have audited the foregoing Consolidated Cash Flow Statement of the Societe Anonyme Company <<M.J. MAILLIS SA - PACKING SYSTEMS>> and of the subsidiaries for the financial year which ended on 31 December 2002. This statement has been drawn up on the basis of the audited financial statements for the financial year for which our audit certificate has been issued on 27 February 2003.

In our opinion, the afore-mentioned Consolidated Cash Flow Statement shows, without prejudice to our note below, the cash inflow and outflow for the activities in the course of the financial year of all enterprises included in the consolidation of 31.12.2002.

Note at this point the following:

The company <<M.J. MAILLIS SA - PACKING SYSTEMS>> has included in the change in the transitory asset accounts (A208) an amount in the order of Euro 617,000 regarding depreciation of debit exchange differences from the repayment of obligations ensuing from actions having taken place by 31 December 2000, according to Circular 1112072/11332/civ. 1294/8.12.2000. The same amount has been included under other expenses (A206).

Athens, 18 April 2003

The Chartered Auditor Accountant

KYRIAKOS RIRIS
ACA RN 12111

M.J. MAILLIS S.A.
PACKING SYSTEMS
5 XENIAS & HARILAOU TRIKOUPI ST., KIFISSIA
TAXPAYER ID NO.: 094051915
TAX OFFICE: FAVE OF ATHENS
S.A.REG.NO. : 2716/06/B/86/43

CASH FLOW STATEMENTS
01/01/2002 - 31/12/2002

A/A		Breakdown Cash Flow from ordinary (operating) activities	FY 2002 Amounts in thousand EUR	Previous FY 2001 Amounts in thousand EUR
A	100	*Cash inflow*		
	101	Sales	93,968	89,513
	102	Other operating income	306	607
	103	Extraoridnary and non-operating income	1,996	4,542
	104	Income from previous years	57	16
	105	"Credit interest [deposits, etc.]"	123	146
	106	Income from securities	50	23
	107	Sale of securities	8,555	23,240
	108	Less amounts due	19,622	
		Amounts deduced:		
	109	Acquisition of securities		32,015
	110	Increase of amounts due		3,696
		Total Cash Inflow (A100)	124,677	82,376
A	200	*Cash outflow*		
	201	Cost of goods sold (less depreciation and provisions)	65,523	64,730
	202	Administrative expenses	3,379	2,842
	203	Research - development expenses		
	204	Appropriation expenses	9,476	8,750
	205	Underemployment / inactivity expenses		
	206	Other expenses	2,606	1,418
	207	Increase of reserves	673	
	208	Increase of transitory asset accounts	2,539	
	209	Reduction of transitory liability accounts		38
	210	Reduction of current liabilities (save Banks)		
		Amounts deduced:		
	211	Reduction of reserves		4,086
	212	Reduction of transitory asset accounts		160
	213	Increase of transitory liability accounts	494	
	214	Increase of current liabilities (save Banks)	62	364
		Total Cash Outflow (A200)	83,640	73,168
A	300	*Cash outflow*		
	301	Income tax	2,600	2,064
	302	Taxes not incorporated in the operating cost	6	6
	303	Post-audit tax differences		
	304	Reduction of liabilities from taxes - duties		1,721
		Amounts deduced:		
	305	*Increase of liabilities from taxes - duties*	423	
		Total Tax outflow (A300)	2,183	3,791
		Tax Flow from ordinary (operating) activity (A100 - A200 - A300) = A	38,854	5,417

A/A		Breakdown	FY 2002 Amounts in thousand EUR	Previous FY 2001 Amounts in thousand EUR
		Cash Flow from Investment activities		
B	100	*Cash inflow*		
	101	Sale of intangible assets		
	102	Sale of tangible assets	98	50
	103	Sale of holdings and securities		
	104	Reduction of long-term liabilities	20	
	105	Income from holdings and securities	1,626	1,431
	106	Interest due (long-term and other amounts due)	1,569	2,069
		Total Cash Inflow (B100)	3,313	3,550
B	200	*Cash outflow*		
	201	Acquisition of intangible assets	2,271	780
	202	Acquisition of tangible assets	7,470	14,247
	203	Acquisition of holdings and securities	56,354	40,977
	204	Increase of long-term debts		
	205	Increase of establishment expenses	1,716	6,332
		Total Cash Ouflow (B200)	67,811	62,336
		Cash Flow from Investment activities		
		(B100 - B200) = B	-64,498	-58,786
C		Cash Flow from financing activities		
	100	*Cash inflow*		
	101	Collection of share capital increase and share premium	214	
	102	Collection of fixed asset subsidies	134	3,215
	103	Increase of long-term liabilities	35,869	
	104	Increase of current liabilities (Bank accounts)		1,026
		Total Cash Inflow (C100)	36,217	4,241
C	200	*Cash outflow*		
	201	Reduction (repayment) of share capital		7,407
	202	Repayment of fixed asset subsidies		
	203	Reduction of long-term liabilities		2,253
	204	Reduction of current liabilities (Bank accounts)	20,274	
	205	Interest paid	2,970	2,355
	206	Dividends paid	5,324	2,516
	207	Distribution of profits to staff members		
	208	Board emoluments from profits for the year	30	29
		Total Cash Outflow (C200)	28,598	14,560
		Cash Flow from financing activities		
		(C100 - C200) = C	7,619	-10,319
		COMPANY CASH FLOW (algebraic sum A + B + C)	-18,025	-63,688
		PLUS: BANK & CASH AVAILABLE AT BEG. OF YEAR	24,307	87,995
		BANK & CASH AVAILABLE AT YEAR END	6,282	24,307

Maroussi, 16 April 2003

THE CHAIRMAN OF THE BOARD & CEO	THE GROUP FINANCIAL MANAGER AND BOARD MEMBER	THE FINANCIAL MANAGER FOR GREECE	THE CHIEF ACCOUNTANT
MICHAEL J. MAILLIS I.C.N. Φ020206	H. A. STAVRINOUDAKIS I.C.N. Σ208194	P.I. DELIS I.C.N. P578226	N.V. MAROULIS I.C.N. Π717325

AUDIT CERTIFICATE OF CERTIFIED AUDITOR - ACCOUNTANT

We have audited the foregoing Cash Flow Statement of the Societe Anonyme Company <<M.J. MAILLIS SA - PACKING SYSTEMS>> for the financial year which ended on 31 December 2002. This statement has been drawn up on the basis of both the books and records kept by the company as well as the audited financial statements for the financial year for which our audit certificate has been issued on 27 February 2003.

In our opinion, the afore-mentioned Cash Flow Statement shows, without prejudice to our note below, the cash inflow and outflow for the activities of the foregoing company in the course of the financial year.

Note at this point the following:

The company has included in the change in transitory asset accounts (A208) an amount in the order of Euro 617,000 regarding depreciation of debit exchange differences from the repayment of obligations ensuing from actions having taken place by 31 December 2000, according to Circular 1112072/11332/civ. 1294/8.12.2000. The same amount has been included under other expenses (A206).

Athens, 18 April 2003

The Chartered Auditor Accountant

KYRIAKOS RIRIS
ACA RN 12111

M.J.MAILLIS GROUP OF COMPANIES

M.J.MAILLIS S.A.

Head Office
5, Xenias & Harilaou Trikoupi str.
145 62 Kifissia
Athens, Greece
TEL: 0030-210-6285000
FAX: 0030-210-8080301
Web-site: www.maillis.gr

Export Department
32, Kifissias Ave
151 25 Maroussi
Athens, Greece
TEL: 0030-210-6843325, 0030-210-6845540
FAX: 0030-210-6842001, 0030-210-6845752

M.J.MAILLIS S.A. film plant
Alexandroupolis industrial area
681 00 Avantas, Greece
TEL: 0030-2551-0-38080
FAX: 0030-2551-0-81717

M.J.MAILLIS S.A. strapping plant
Inofyta industrial area
320 11 Viotia, Greece
TEL: 0030-2262-0-31102
FAX: 0030-2262-0-31400

M.J.MAILLIS BULGARIA EOOD
116, Slivnitza Blvd.
Zaharna Fabrika
Melnichen Kombinat
1309 Sofia Bulgaria
TEL: 0035-92-9201565
FAX: 0035-92-2921461
bolpack@mail.netbg.com

M.J.MAILLIS CZECH S.R.O.
Sterboholska 571
PRAHA 10 - Hostivar
10219 Czech Republic
TEL: 00420-2-72011341
FAX: 00420-2-72011342
info@maillis.cz
maillis@maillis.cz

M.J.MAILLIS CZECH S.R.O.
SLOVAKIA branch
Organizacni Slozka
Povazske Podhradie 346
017 04 Povazska Bystrica
Slovak Republic
TEL: 00421-42-4261102
FAX: 00421-42-4329976

M.J.MAILLIS ROMANIA S.A.
Drumul National Bucuresti - Targoviste
Km 16.7 Nr.1
Buftea Buciumeni - Jud.Ilfov
Romania
TEL: 0040-21-490430115
FAX: 0040-21-4904300
office@maillis.ro
Web-site: www.maillis.ro

DANUBIA PACK KFT
M.J.MAILLIS GROUP
Akadaly Utca 15
H-1183 Budapest
Hungary
TEL: 0036-1-2906385
FAX: 0036-1-2905063
maillis@danubiapack.hu

MARFLEX
M.J.MAILLIS GROUP Sp. Z.o.o.
4 Przemystowa Str.
05-480 Karczew
Poland
TEL: 0048-22-7190300
FAX: 0048-22 7181818
info@marflex.pl

M.J.MAILLIS FRANCE SAS
5, Rue Du Compas
Zone D' Activites Des B-Thunes
Saint Ouen L'Aumone 95310 France
TEL: 0033-1-34407091
FAX: 0033-1-34407090
maillis.soisy@wanadoo.fr

5, Rue Malgras - Z.I. De Trois-Fontaines
B.P 64 - 52102 Saint Dizier Cedex France
TEL: 0033-3-25568900
FAX: 0033-3-25566495
Maillis.stdizier@wanadoo.fr

Parc d'activites de La Verriere
20, Rue de la Panicale
78320 La Verriere
TEL: 0033-1-30160808
FAX: 0033-1-30160802

SIAT s.p.A
Via Puecher, 22
22078 Turate (CO) Italy-P.O Box1
TEL: 0039-02-964951
FAX: 0039-02-96480360
siat@siat.com
Web-site: www.siat.com

SIAT BENELUX BV
Postbus 694
5140 AR Waalwijk, Netherlands
TEL: 0031-416-651365
FAX: 0031-416-651565

COLUMBIA S.R.L.
Viale della Republica 44
20020 Solaro (MI), Italy
TEL: 0039-02-96790381
FAX: 0039-02-96790397
columbit@tin.it
Web-site: www.columbiatools.it

CONTIPAK GmbH
Albert Schweitzer-Gasse 7
A-1140 Wien, Austria
TEL: 0043-1-596 16 91 0
FAX: 0043-1-596 92 49
office@contipak.at
Web-site: www.contipak.at

M.J.MAILLIS ESPAÑA S.A.
P Sanllehy Esq. Pintor Goya
Pgno. Ind.Sureste-08213 Polinya
Barcelona - Spain
TEL: 0034-93-7133222
FAX: 0034-93-7133324
info@maillis.es

M.J.MAILLIS (UK) Ltd
Chrysalis Way, Langley Bridge
Eastwood - Nottingham
NG 16 3RY, U.K.
TEL: 0044-177-3539000
FAX: 0044-177-3539090

Wharf road
Kilnhurst, Mexborough
South Yorkshire S64 5SX
TEL: 0044-1709-587123
FAX: 0044-1709-582214

Dewsbury road, Cleckheaton
West Yorkshire
BD 19 5BQ - U.K.
TEL: 0044-1274-862616
FAX: 0044-1274-851168
Web-site: www.united-packaging.com

M.J.MAILLIS FINLAND OY
Kisallintie 6
01730 Vantaa - Finland
TEL: 0035-89-890488
FAX: 0035-89-892014
astrap@astrap.fi
Web-site: www.astrap.fi

M.J.MAILLIS SVERIGE AB
Svartviksslingan 106
167 38 Bromma
Stockholm, Sweden
TEL: 0046-8-4474390
FAX: 0046-8-4474399

Hildedahlsgatan 12
Goethenburg 41705, Sweden
TEL: 0046-31230090
FAX: 0046-31238400

SANDER GmbH Co KG
GERMANY
Schwabenweg 7
42285 Wuppertal, Germany
TEL: 0049-202-45990
FAX: 0049-202-4599199
info@sander-online.de
Web-site: www.sander-online.de

SANDER NV / S.A.
Zeelse Baan 83W
B-9200 Dendermonde
TEL: 0032-52250350
FAX: 0032-52380286

SANDER PACKAGING BV
NETHERLANDS
Kapelhoek 6-8
3833 BW Leusden
TEL: 0031-334953326
FAX: 0031-334951261
info@sanderpackaging.nl

STRAPTECH SA
44, Kifissou Ave. & Iteas 2
Peristeri 121 33
Athens, Greece
TEL: 0030-210-5747939
FAX: 0030-210-5731902

STRAPTECH S.A. tapes plant
Alexandroupolis industrial area
681 00 Avantas, Greece
TEL: 0030-2551-0-38080
FAX: 0030-2551-0-81716

STRAPTECH S.A. branch
4th km Old National Road Thessaloniki-Kilkis
570 08 Thessaloniki, Greece
TEL: 0030-231-0-784020
FAX: 0030-231-0-784022

M.J.MAILLIS ALBANIA LTD
Doro Center, M. Gjollesha str.
Tirana, Albania
TEL: 00355-4-232206
FAX: 00355-4-230949
maillis@albaniaonline.net

MEGA S.R.L.
Viale Industria 80
27025 Gambolo (PV), Italy
TEL: 0039-0381-930315
FAX: 0039-0381-939215
megasrl@tin.it
Web-site: www.megasrl.com

GRAMEGNA S.p.a.
Via Raffaello Sanzio, 22
20090 Segrate (Milano), Italy
TEL: 0039-02-26921641
FAX: 0039-02-26921657

WULFTEC INTERNATIONAL INC
209 Wulftec
Ayer's Cliff (Quebec)
J0B 1C0 Canada
TEL: 001-819-838-4232
FAX: 001-819-838-5539



Inofita Strapping Plant (GR).



Alexandroupolis Film & Edgeboards Plant (GR).



Straptech Tapes Plant (GR).



Marflex Plant (PO).



Bucharest Plant (RO).



Sander Gaderoth Plant (D).



Wulftec International Inc. (Cad).

M. J. MAILLIS S.A.

M. J. MAILLIS S.A. PACKING SYSTEMS
5, XENIAS & HAR. TRIKOUPI STR., 145 62 KIFISSIA, ATHENS, GREECE, TEL.: +30 210 6285000, FAX: +30 210 8080301
group web-site: www.maillis.gr

M.J. MAILLIS S.A.
PACKING SYSTEMS

EXTRAORDINARY GENERAL SHAREHOLDERS MEETING OF 31-03-2003

Messieurs Shareholders of the Company met today, 31st March 2003, Monday and at 12:00 noon, in the Extraordinary General Meeting, at the premises of the Company at Kifissia of Attika, 5, Xenias & Harilaou Trikoupi Str. (former hotel CECIL) after an invitation of the Board of Directors of 3rd March 2003, which was published in time in the following newspapers:

KATHIMERINI	Issue of 05-03-2003
NAFTEMPORIKI	Issue of 05-03-2003
AMARYSIA	Issue of 05-03-2003

Also the invitation was published in time in the Bulletin of Societes Anonymes and Limited Liability companies of the Official Gazette, and was submitted in time at the Ministry of Development and was posted at a conspicuous place of the offices of the company 10 full days before the General Meeting.

It is noted that for the convening of the Meeting away from the registered offices of the company, the permission of the competent Directorate of the Ministry of Development had been taken in advance, with number of registration K2-2754/28.02.2003.

Forty eight (48) hours before the meeting the table of those Shareholders who have the right to be present and vote in this General Meeting was drawn up by the Board of Directors and was posted at a conspicuous place of the offices of the Company, with an indication of the number of the shareholders, the votes, their representatives and their addresses and is as follows:

TABLE OF THE SHAREHOLDERS WHO HAVE TIMELY BLOCKED THEIR SHARES FOR THEIR PARTICIPATION ON THE EXTRAORDINARY GENERAL MEETING OF MARCH 31ST 2003

	SHAREHOLDER	NUMBER OF SHARES & VOTES	REPRESENTATIVE
1	MICHAEL J. MAILLIS 38 Pesmatzoglou str. – Kifissia, Greece	18,890,683	-
2	HORQUETA HOLDINGS Ltd, AKARA BUILD, 24DECASTRO ST WICKHAM, ROAD TOWN TORTOLA, British Virgin Islands	21,058,024	Mr. Sotirios Orestides
3	ASPIS DOMESTIC MUTUAL FUND 23-25 Lekka str., 10562 Athens – Greece	150,000	Mr. Charalambos Stavrinoudakis
4	ASPIS 21ST CENTURY DOMESTIC MUTUAL FUND 23-25 Lekka str., 10562 Athens – Greece	25,000	Mr. Charalambos Stavrinoudakis
5	ONTARIO PUBLIC SERVICES EMPLOYEES UNION PENSION TRUST, 1 ADELAIDE STREET EAST SUITE 1200, TORONTO, M5C 3A7, Kanada	2,370	Mr. Konstantine Psathas
6	AQUILA LIFE MULTINATIONAL LOCAL EUROPEAN INDEX FUND, TRINITY TOWER, 9 THOMAS MORE STREET, LONDON, E1 9YT, Great Britain	6,790	Mr. Konstantine Psathas
7	AQUILA EURO EQUITY INDEX FUND TRINITY TOWER, 9 THOMAS MORE STREET, LONDON, E1 9YT, Great Britain	7,770	Mr. Konstantine Psathas
8	AQUILA LIFE EURO EQTY INDX FUND TRINITY TOWER, 9 THOMAS MORE STREET, LONDON, E1 9YT, Great Britain	52,040	Mr. Konstantine Psathas

9	BBC PENSION TRUST LTD, TRINITY TOWER, 9 THOMAS MORE STREET, LONDON, E1 9YT, Great Britain	6,400	Mr. Konstantine Psathas
10	COLLEGE RETIREMENT EQUITIES FUND TRINITY TOWER, 9 THOMAS MORE STREET, LONDON, E1 9YT, Great Britain	53,140	Mr. Konstantine Psathas
11	CONSIGNIA PENSIONS TRUSTEES LIMITED AS TRUSTEE OF THE CONSIGNIA PENSION PLAN TRINITY TOWER, 9 THOMAS MORE STREET, LONDON, E1 9YT, Great Britain	6,721	Mr. Konstantine Psathas
12	GE PENSIONS LIMITED, TRINITY TOWER, 9 THOMAS MORE STREET, LONDON, E1 9YT, Great Britain	2,814	Mr. Konstantine Psathas
13	GM CANADA TRUST, TRINITY TOWER, 9 THOMAS MORE STREET, LONDON, E1 9YT, Great Britain	870	Mr. Konstantine Psathas
14	HERMES ASSURED LIMITED TRINITY TOWER, 9 THOMAS MORE STREET, LONDON, E1 9YT, Great Britain	7,725	Mr. Konstantine Psathas
15	ST(B)L : SHELL OVERSEAS CONTRIBUTORY PENSION FUND, TRINITY TOWER, 9 THOMAS MORE STREET, LONDON, E1 9YT, Great Britain	700	Mr. Konstantine Psathas
16	THE TRUSTEES OF BT PENSION SCHEME TRINITY TOWER, 9 THOMAS MORE STREET, LONDON, E1 9YT, Great Britain	25,567	Mr. Konstantine Psathas
17	TIAA-CREF INSTITUTIONAL INTERNATIONAL EQUITY INDEX FUND, TRINITY TOWER, 9 THOMAS MORE STREET, LONDON, E1 9YT Great Britain	330	Mr. Konstantine Psathas
18	TIAA-CREF INSTITUTIONAL MUTUAL FUNDS INSTITUTIONAL INTERNATIONAL EQUITY FUND, TRINITY TOWER, 9 THOMAS MORE STREET, LONDON, E1 9YT, Great Britain	314	Mr. Konstantine Psathas
19	TIAA-CREF LIFE FUNDS INTERNATIONAL EQUITY FUND, TRINITY TOWER, 9 THOMAS MORE STREET, LONDON, E1 9YT, Great Britain	323	Mr. Konstantine Psathas
20	TIAA-CREF MUTUAL FUNDS INTERNATIONAL EQUITY FUND, TRINITY TOWER, 9 THOMAS MORE STREET, LONDON, E1 9YT, Great Britain	651	Mr. Konstantine Psathas
21	NATIONAL MUTUAL LIFE NMP RE SSGA EUROPE TRINITY TOWER, 9 THOMAS MORE STREET, LONDON, E1 9YT, Great Britain	4,500	Mr. Konstantine Psathas
22	BARCLAYS EUROPE EX-UK EQUITY INDEX FUND TRINITY TOWER, 9 THOMAS MORE STREET, LONDON, E1 9YT, Great Britain	5,080	Mr. Konstantine Psathas
23	GNA-ZVG1 GREECE MSCI EMERGING MARKETS INDEX COMMON TRUST FUND,2INTERNATIONAL PLACE MA, TAX STATUS : USA , 02110	56,698	Mr. Ioannis Houzouris
24	GNA-GP90 STATE OF MINNESOTA STATE EMPLOYEES RETIREMENT PLAN, 590 PARK STREET 2ND FLOORSAINT PAUL, MN 55103, U.S.A.	7,574	Mr. Ioannis Houzouris
25	LDN-HKGY NATIONAL WESTMINISTER LIFE ASSURANCE LIMITED, PO BOX 886 TRINITY QUAY AVIN STREETBF, BS99 5LJ, Great Britain	21,875	Mr. Ioannis Houzouris
26	GNA-SB7A SSGA WORLD FUNDS, 770 SHERBROOKE ST WEST MONTREAL, H3A-1G1, Kanada	550	Mr. Ioannis Houzouris
27	GNA-SW7G CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, 400 P STREET, CA , 95812-2749, U.S.A.	56,480	Mr. Ioannis Houzouris
28	GNA-TC39 CALIFORNIA STATE TEACHERS	32,850	Mr. Ioannis Houzouris

	RETREMENT SYSTEM, 7667 FOLSOM BLVD, CA 95826, U.S.A.		
29	GNA-TC4U CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM, 31ST FLOOR, CA 95826, U.S.A.	17,980	Mr. Ioannis Houzouris
30	GNA-UKP5 BELISOUTH CORPORATION MASTER PENSION TRUST, 1155 REACHTREE STATLANTA, GA 30309, U.S.A.	3,360	Mr. Ioannis Houzouris
31	GNA-ZVGD STATE STREET BANK AND TRUST FUNDS FOR EMPLOYEE TRUSTS, 225 FRANKLIN STREET, MA 02110, U.S.A	11,090	Mr. Ioannis Houzouris
32	GNA-ZVGE STATE STREET BANK AND TRUST FUNDS FOR EMPLOYEE TRUST, 225 FRANKLIN STREET, MA 02110, U.S.A.	59,142	Mr. Ioannis Houzouris
33	GNA-ZVM2 STATE STREET BANK AND TRUST FUNDS FOR EMPLOYEE TRUST, 225 FRANKLIN STREETBOSTON, MA 02110, U.S.A.	3,340	Mr. Ioannis Houzouris
34	GNA-ZV3E STATE STREET BANK AND TRUST FUNDS FOR EMPLOYEE TRUSTS, 225 FRANKLIN STREETBOSTON, MA 02110, U.S.A.	19,318	Mr. Ioannis Houzouris
35	GNA-4056 INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT 1818 H ST NWWASHINGTON, DC 20433, U.S.A.	216	Mr. Ioannis Houzouris
36	56Z5 GLOBAL ADVISORS UK LTD CONTINENTAL EUROPE UNAUTHORISED UNIT TRUST ALMACK HOUSE 20 KING STREET, SWIY6QW ENGLAND TAX., Great Britain	1,760	Mr. Ioannis Houzouris
37	GNA-57XA IBM TAX DEFERRED SAVINGS PLAN 1 NEW ORCHARD ROADRMONK, NY 10504, U.S.A	3,695	Mr. Ioannis Houzouris
38	GNA-4074 INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT 1818 H ST NWWASHINGTON, DC 20433, U.S.A.	3,024	Mr. Ioannis Houzouris
39	AUS – 7FDN THE MUTUAL AID ASSOCIATION OF PREFECTURAL GOVERNMENT PERSONNEL 2-4-9 HIRAKAWACHO CHIYODA-KO, 102-8601, Japan	526	Mr. Ioannis Houzouris
40	AUS – 7FE1 GOVERNMENT PENSION INVESTMENT FUND, NITTOCHI BLDG, 1-4-1 KASUMIGASEKICHIYO, 100-8985, Japan	14,420	Mr. Ioannis Houzouris
41	AUS-7FOP UFJ TRUST BANK LIMITED AS TRUSTEE FOR HITACHI FOREIGN EQUITY INDEX OPEN MOTHER FUND, 4-3 MAURNOUCHI 1-CHOMECHIYODA-KU, 100, Japan	560	Mr. Ioannis Houzouris
42	AUS-7FOX PENSION FUND ASSOCIATION FOR LOCAL ERNMENT OFFICIALS, 8-5-26 AKASAKA MINATO-KUTOKYO, 107-0052, Japan	1,400	Mr. Ioannis Houzouris
43	CF4-8CF4 ONE GROUP DIVERSIFIED INTERNATIONAL FUND, PO BOX 5142 WESTBOROUGH, MA 01581, U.S.A.	19,000	Mr. Ioannis Houzouris
44	THE NATIONAL TREASURY MANAGEMENT AGENCY, TREASURY BUILDING GRAND CANALSTREET 2 , Ireland	14,940	Mr. Ioannis Houzouris
45	LUCENT TECHNOLOGIES INC MASTER PENSION TRUST, 600 MOUNTAIN AVENEUE MURRAY HILL, NEW JERSEY, 07974, U.S.A.	7,020	Mr. Ioannis Houzouris
46	PENSION RESERVES INVESTM.MANAG.BOARD 105 62 U.S.A.	5,430	Mr. Ioannis Houzouris
47	PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO, 607 NORTH EIGTH STREETBOISE IDAHO, 83702, U.S.A.	2,400	Mr. Ioannis Houzouris

48	BGI [illegible] NATIONAL PENSION RESERVE FUND EUROZONE EQUITY INDEX FUND, TREASURY BUILDING GRAND CANALSTREET, LONDON, 2, Ireland	14,990	Mr. Ioannis Houzouris
49	MELLON BANK N.A. CHARITABLE FOUNDATIONS COLLECTIVE INVESTMENT FUND PLAN, 595 MARKET STREETSUITE 3000, CALIFORNIA , 94105-2882, U.S.A.	1,300	Mr. Ioannis Houzouris
50	MASSACHUSETTS HEALTH CARE SECURITY TRUST, 84 STATE STREET SUITE 250, MA 02109, U.S.A.	70	Mr. Ioannis Houzouris
51	DT INTERNATIONAL STOCK INDEX FUND 595 MARKET STREET SUITE 3000 CALIFORNIA, 94105-2882, U.S.A.	3,000	Mr. Ioannis Houzouris
52	EB COUNTRY REPRESENTATION FUND 595 MARKET STREET SUITE 3000 CA94105-2, U.S.A.	2,570	Mr. Ioannis Houzouris
53	LUX-SKI2 SELECT INDEX SERIES EUROPE EQUITY FUND, 47 BOULEVARD ROYAL, L-2449, Luxembourg	1,330	Mr. Ioannis Houzouris
54	GNA-SC6Z STATE OF CONNECTICUT RETIREMENT PLANS AND TRUST FUNDS 55 ELM ST, CT, 06106-1773, U.S.A.	9,100	Mr. Ioannis Houzouris
55	AUS-Q5HG WESTPAC INTERNATIONAL SHARE INDEX TRUST, LEVEL4 50 PITT STREET SYDNEY, NSW2000, Australia	2,380	Mr. Ioannis Houzouris
56	GNA-SB4B SSGA GREECE INDEX FUND 770 SHERBROOKE STREET WESTMONTREAL, H3A 1G1, Kanada	4,360	Mr. Ioannis Houzouris
57	AUS-Q5AP POSTAL LIFE INSURANCE WELFARE CORPORATION, 1-25-1 NISHI-SHINNJUKO-KO, 163-0660, Japan	940	Mr. Ioannis Houzouris
58	AUS-Q464 SSGA EUROPE EQUITIES TRUST 338 PITT ST. SYDNEY, NSW 2000, Australia	3,060	Mr. Ioannis Houzouris
59	GNA-QP77 THE REGENTS OF THE UNIVERSITY OF CALIFORNIA, 1111 BROADWAY STE 14000AKLAND, CA 94607, U.S.A.	13,040	Mr. Ioannis Houzouris
60	1A1-K1A1 STATE STREET EAFE INDEX PORTFOLIO, P.O. BOX 1713 BOSTON, MA 02105, U.S.A.	220	Mr. Ioannis Houzouris
61	LOS ANGELES CITY EMPLOYEES RETIREMENT SYSTEM, 360 EAST SECOND STREET, 8TH FLOOR, LOS ANGELES , U.S.A.	1,870	Mr. Charalambos Stavrinoudakis
62	NTGI COMMON MONTHLY INTERCAP FUND 50 S.LASALLE, CHICAGO, IL 60675, U.S.A.	500	Mr. Charalambos Stavrinoudakis
63	NTGI COLLECTIVE MONTHLY INTERCAP EQUITY INDEX FUND – LENDING, 50 SOUTH LASSALE STR., CHICAGO, IL 60675M, U.S.A.	3,950	Mr. Charalambos Stavrinoudakis
64	NORTHERN TRUST GLOBAL INVESTMENTS-QUANTITATIVE MANAGEMENT COLLECTIVE FUNDS TRUST, 50 SOUTH LASSALE ST., CHICAGO, IL 60675 U.S.A.	11,109	Mr. Charalambos Stavrinoudakis
65	EUROBANK VALUE INDEX DOMESTIC MUTUAL FUND, 10 Stadiou str., 105 64 Athens - Greece	1,360,000	Mr. Charalambos Stavrinoudakis
66	EUROBANK GENESIS DOMESTIC MUTUAL FUND 10 Stadiou str., 105 64 Athens - Greece	421,000	Mr. Charalambos Stavrinoudakis
67	EUROBANK VALUE AND CAPITAL MIXED DOMESTIC, 10 Stadiou str., 105 64 Athens – Greece	66,000	Mr. Charalambos Stavrinoudakis
68	EUROBANK INSTITUTIONAL PORTFOLIOS DOMESTIC MUTUAL FUND	21,000	Mr. Charalambos Stavrinoudakis

	10 Omirou & Stadiou str., 105 64 Athens – Greece		
69	Anastassios Petroutsas 4 Astipalaias str., Glyfada - Greece	5,440	-
70	Evangelos Tassoulas 16 Eirinis str., 145 65 Ag. Stefanos – Greece	700	-
Total of Timely Made Blockings for the General Meeting		**42,620,389**	58,7 %
Total Company Share Capital		**72,647,660**	100,0 %

At the beginning of the meeting the President of the Board of directors, Mr. Michael J. Maillis, undertakes the duties of provisional Chairman, according to article 20 of the Articles of Association, who assigns as provisional secretary-scrutineer Mr. Charalambos A. Stavrinoudakis.

The Chairman announces the opening of the meeting and reads the drawn up table of those Shareholders who have the right to be present in the Extraordinary General Meeting and their representatives. All the above mentioned shareholders representing the shares specified next to each one, were found to be present. .

After checking the legalization documents it was ascertained that all of the procedures in regards to the convocation and the legal formation of this Extraordinary General Meeting have been kept, as provided by the law and the Articles of Incorporation. No objection has been raised against the validity of this table, which was then certified by the General Meeting which being in quorum, given that shareholders representing 42.620.389 shares over a total of 72.647.660 company shares are present or are represented in it, which represent a percentage of 58,7%

The General Meeting again unanimously selected as its final Chairman Mr. Michael J. Maillis and as a Secretary and Scrutineer Mr. Charalambos A. Stavrinoudakis and permitted the participation in this Extraordinary General Meeting of both the aforementioned shareholders who are present as well as the shareholders below, who presented overdue, up until today, blocking certificates of their shares as well as their legalization documents:

TABLE OF OVERDUE BLOCKED SHARES FOR THE EXTRAORDINARY GENERAL MEETING OF MARCH 31ST 2003

	SHAREHOLDER	NUMBER OF SHARES & VOTES	REPRESENTATIVE
1	DILOS BLUE CHIPS SELECTED VALUES DOMESTIC MUTUAL FUND, 33 Stadiou str., Athens - Greece	1,300,000	Mr. Elias Gounelas
2	DILOS SMALL-CAP DOMESTIC MUTUAL FUND, 33 Stadiou str., Athens	550,000	Mr. Elias Gounelas
3	DILOS PET-OTE INTERNATIONAL MIXED MUTUAL FUND 33 Stadiou str., 102 10 Athens – Greece	1,000	Mr. Elias Gounelas
4	ARROW INVESTMENTS 24 Kanari str., 106 74 Athens - Greece	14,520	Mr. Charalambos Stavrinoudakis
5	ERGASIAS INVESTMENTS SA. 13 Panepistimiou str., 105 64 Athens – Greece	320,000	Mr. Michael J. Maillis
6	HELLENIC PORTFOLIO INVESTMENT COMPANY S.A. 17 Valaoritou str., 106 71 Athens - Greece	132,000	Mr. Panagiotis Polyxronis
	Total of Overdue Blocked Shares	**2,317,520**	3,2 %

Total Company Share Capital	72,647,660	100,0 %

It is noted that with the participation of the aforementioned shareholders the total of the shares, which are present or are represented in this General Meeting amounts to 44.937.909 over a total of 72,647,660 shares, which correspond to a percentage of 61,86%.

Then the invitation, which was published and distributed, to the Shareholders was read and the discussion upon the items of the Agenda begins:

1st ISSUE

TERMINATION OF THE SHAREHOLDERS BUY-BACK PERIOD, WHICH WAS RESOLVED AS PART OF THE ANNUAL ORDINARY GENERAL MEETING OF THE SHAREHOLDERS ON 6.6.2002, AND PUBLICATION OF THE LIST OF SHAREHOLDERS WHO PROVIDED THE SHARES THAT WERE BOUGHT.

The President of the General Shareholders Meeting informs the company's shareholders of the proposal of the Board of Directors concerning the need to declare the premature expiration of the period for shares buy-back set by the Ordinary General Assembly by decision taken on 06 – 06 – 2002 and defined by the Board of Directors on 17 – 06 – 2002 to last from 08 – 07 – 2002 to 05 – 06 – 2003, in order to resolve again on this matter.

The General Shareholders Meeting unanimously agreed to declare today the expiration of the above date.

The President of the General Shareholders Meeting informed the company's shareholders that during the period from 8 July 2002 until today, the company has purchased 614,650 own shares at an average purchase price of four Euros and fifty one (4,51 €), which represent the 0.84 % of the company's total capital equity. Furthermore, the President of the General Shareholders Meeting provided to the shareholders the list with the shareholders from whom the purchased shares came from.

2nd ISSUE

PASSING OF A NEW RESOLUTION ON SHAREHOLDERS BUY-BACK, ACCORDING TO ARTICLE 16, PARAGRAPHS 5 AND 6, OF CODIFIED LAW 2190/1920.

The President of the General Shareholders Meeting informs the company's shareholders of the proposal of the Board of Directors concerning the new decision of share buy-back to be taken, in compliance with article 16 par. 5 and 6 of C.L. 2190/1920, in order to further support the share's value at the Stock Exchange, setting the minimum price at one (1) euro per share and the maximum price at nine (9) euros per share.

It is noted that at this point the shareholder, Mr. Tassoulas Evagelos, declared his disagreement in relation to the settlement of the minimum price of the share buy-back at one (1) euro, considering it too low. Following the above, the Shareholders entered into a discussion in relation to this issue.

The General Shareholders Meeting with 44.937.209 votes for and 700 votes against, belonging to Mr. Tassoulas Evagelos, resolved that the company proceed to a new share buy-back period, in compliance with article 16 par. 5 and 6 of C.L. 2190/1920, in order to further support the share's value at the Stock Exchange, up to 6,90 % of the total number of shares, i.e. up to 5,012,688 shares, within the following 12 months from today, setting the maximum price at nine (9) euros per share and the minimum price at one (1) euro per share.

ISSUE

TRANSFER OF THE COMPANY'S REGISTERED SEAT, FOLLOWED BY AMENDMENT OF ARTICLE 2 OF THE ARTICLES OF ASSOCIATION ACCORDINGLY.

The President of the General Shareholders Meeting has informed the company's shareholders of the proposal of the Board of Directors concerning the need to modify Article 2 of the Corporate Statute and more specifically, about the need to change the registered seat of the company.

After the above, the General Shareholders Meeting unanimously resolved to change the registered seat of the company and more specifically to transfer it from the Municipality of Amarousio, Attiki to the Minicipality of Kifisia, Attiki.

In pursuance of the above decision, the General Assembly decided to modify Article 2 of the Corporate Statute as follows:

"Article 2

The registered seat of the company shall be at the Municipality of Kifisia, Attiki. By resolution of the Board of Directors, the company may establish and maintain branches in Thessaloniki or in other cities in Greece or abroad."

The General Shareholders Meeting authorizes the Chairman of the Board of Directors to proceed to the codification of the Corporate Statute so as to incorporate the present modification along with the previous ones, in order to be published in pursuance of article 7b par. 11 of C.L.2190/1920. It further authorizes the Chairman or the Secretary of the Board of Directors to proceed to the submission of the documents legally required to the Supervising Authority and to attend that the present modification be approved and the publication legal requirements be met.

Then, and given that there was no other issue in the agenda, nor did anyone of those present have any objection to it or wanted to add anything further, the President announced the termination of the works of the Extraordinary General Meeting.

In witness thereof this record was drawn up, which is signed by the President and the Secretary of the General Meeting.

THE PRESIDENT	THE SECRETARY
(signature)	(signature)
MICHAEL J. MAILLIS	CHARALAMBOS A. STAVRINOUDAKIS

True copy of the same date,
The President of the General Meeting

(signature)

MICHAEL J. MAILLIS

I hereby confirm that this is true translation of the certified attached copy.
ATHENS, 27th June 2003
THE CONFIRMING LAWYER
ELENI P. KOURLIMPINI
LAWYER



Μ. ΜΑΪΛΛΗΣ Α.Ε.Β.Ε.
ΣΥΣΤΗΜΑΤΑ ΣΥΣΚΕΥΑΣΙΑΣ

ΕΚΤΑΚΤΗ ΓΕΝΙΚΗ ΣΥΝΕΛΕΥΣΗ ΤΩΝ ΜΕΤΟΧΩΝ ΤΗΣ 31ης Μαρτίου 2003

Οι κ.κ. Μέτοχοι της Εταιρείας συνήλθαν σήμερα, την 31η Μαρτίου 2003 ημέρα Δευτέρα και ώρα 12:00 μεσημβρινή, σε Έκτακτη Γενική Συνέλευση, στα γραφεία της εταιρείας στην Κηφισιά Αττικής, επί της οδού Ξενίας αρ. 5 και Χαριλάου Τρικούπη (πρώην Ξενοδοχείο CECIL) μετά από πρόσκληση του Διοικητικού Συμβουλίου της 3ης Μαρτίου 2003, που δημοσιεύτηκε εμπρόθεσμα στις εξής εφημερίδες:

ΚΑΘΗΜΕΡΙΝΗ	Φύλλο της 05-03-2003
ΝΑΥΤΕΜΠΟΡΙΚΗ	Φύλλο της 05-03-2003
ΑΜΑΡΥΣΙΑ	Φύλλο της 05-03-2003

Επίσης η πρόσκληση δημοσιεύτηκε εμπρόθεσμα στο Τεύχος Α.Ε. και Ε.Π.Ε. της Εφημερίδας της Κυβερνήσεως, υποβλήθηκε εμπρόθεσμα επίσης στο Υπουργείο Ανάπτυξης και τοιχοκολλήθηκε σε εμφανές μέρος των γραφείων της εταιρείας 10 πλήρεις ημέρες, πριν από την Γενική Συνέλευση.

Σημειώνεται ότι για την σύγκληση της Συνέλευσης εκτός της έδρας της εταιρείας, είχε προηγουμένως ληφθεί η υπ' αριθ. Πρωτ. Κ2- 2754 / 28.02.2003 άδεια της αρμόδιας Δ/νσης του Υπουργείου Ανάπτυξης.

Σαράντα οκτώ (48) ώρες πριν τη συνεδρίαση καταρτίστηκε από το Διοικητικό Συμβούλιο και τοιχοκολλήθηκε σε εμφανές μέρος των γραφείων της Εταιρείας ο καταρτισθείς από το Διοικητικό Συμβούλιο πίνακας των εχόντων δικαίωμα να παραστούν και να ψηφίσουν στην παρούσα συνεδρίαση της Γενικής Συνέλευσης Μετόχων, με ένδειξη του αριθμού των μετοχών, των ψήφων, των αντιπροσώπων τους και των διευθύνσεων τους, που έχει ως εξής:

ΠΙΝΑΚΑΣ ΕΜΠΡΟΘΕΣΜΩΝ ΓΙΑ ΤΗΝ ΕΚΤΑΚΤΗ ΓΕΝΙΚΗ ΣΥΝΕΛΕΥΣΗ 31/03/2003

	Μέτοχος	Αριθμός Μετοχών & Ψήφων	Αντιπρόσωπος
1	ΜΙΧΑΗΛ Ι. ΜΑΪΛΛΗΣ ΠΕΣΜΑΖΟΓΛΟΥ 38, 14561, ΚΗΦΙΣΙΑ	18.890.683	-
2	HORQUETA HOLDINGS Ltd, AKARA BUILD, 24DECASTRO ST WICKHAM, ROAD TOWN TORTOLA, ΠΑΡΘΕΝΑ ΝΗΣΙΑ ΑΓΓΛΙΑΣ	21.058.024	κ. Ορεστίδης Σωτήριος
3	Α/Κ ΑΣΠΙΣ ΜΕΤΟΧΩΝ ΕΣΩΤΕΡΙΚΟΥ ΛΕΚΚΑ 23-25, ΑΘΗΝΑ 10562	150.000	κ. Σταυρινουδάκης Χαράλαμπος
4	ΑΣΠΙΣ 21ΟΣ ΑΙΩΝ ΜΕΤΟΧΩΝ ΕΣΩΤΕΡΙΚΟΥ ΛΕΚΚΑ 23-25, ΑΘΗΝΑ 10562	25.000	κ. Σταυρινουδάκης Χαράλαμπος
5	ONTARIO PUBLIC SERVICES EMPLOYEES UNION PENSION TRUST, 1 ADELAIDE STREET EAST SUITE 1200, TORONTO, M5C 3A7, ΚΑΝΑΔΑΣ	2.370	κ. Ψαθάς Κωνσταντίνος
6	AQUILA LIFE MULTINATIONAL LOCAL EUROPEAN INDEX FUND, TRINITY TOWER, 9 THOMAS MORE STREET, LONDON, E1 9YT	6.790	κ. Ψαθάς Κωνσταντίνος
7	AQUILA EURO EQUITY INDEX FUND TRINITY TOWER, 9 THOMAS MORE STREET, LONDON, E1 9YT	7.770	κ. Ψαθάς Κωνσταντίνος
8	AQUILA LIFE EURO EQTY INDX FUND TRINITY TOWER, 9 THOMAS MORE STREET,	52.040	κ. Ψαθάς Κωνσταντίνος

	LONDON, E1 9YT		
9	[illegible]BC PENSION TRUST LTD, TRINITY TOWER, 9 THOMAS MORE STREET, LONDON, E1 9YT	6.400	κ. Ψαθάς Κωνσταντίνος
10	COLLEGE RETIREMENT EQUITIES FUND TRINITY TOWER, 9 THOMAS MORE STREET, LONDON, E1 9YT	53.140	κ. Ψαθάς Κωνσταντίνος
11	CONSIGNIA PENSIONS TRUSTEES LIMITED AS TRUSTEE OF THE CONSIGNIA PENSION PLAN TRINITY TOWER, 9 THOMAS MORE STREET, LONDON, E1 9YT	6.721	κ. Ψαθάς Κωνσταντίνος
12	GE PENSIONS LIMITED, TRINITY TOWER, 9 THOMAS MORE STREET, LONDON, E1 9YT	2.814	κ. Ψαθάς Κωνσταντίνος
13	GM CANADA TRUST, TRINITY TOWER, 9 THOMAS MORE STREET, LONDON, E1 9YT	870	κ. Ψαθάς Κωνσταντίνος
14	HERMES ASSURED LIMITED TRINITY TOWER, 9 THOMAS MORE STREET, LONDON, E1 9YT	7.725	κ. Ψαθάς Κωνσταντίνος
15	ST(B)L : SHELL OVERSEAS CONTRIBUTORY PENSION FUND, TRINITY TOWER, 9 THOMAS MORE STREET, LONDON, E1 9YT	700	κ. Ψαθάς Κωνσταντίνος
16	THE TRUSTEES OF BT PENSION SCHEME TRINITY TOWER, 9 THOMAS MORE STREET, LONDON, E1 9YT	25.567	κ. Ψαθάς Κωνσταντίνος
17	TIAA-CREF INSTITUTIONAL INTERNATIONAL EQUITY INDEX FUND, TRINITY TOWER, 9 THOMAS MORE STREET, LONDON, E1 9YT	330	κ. Ψαθάς Κωνσταντίνος
18	TIAA-CREF INSTITUTIONAL MUTUAL FUNDS INSTITUTIONAL INTERNATIONAL EQUITY FUND, TRINITY TOWER, 9 THOMAS MORE STREET, LONDON, E1 9YT	314	κ. Ψαθάς Κωνσταντίνος
19	TIAA-CREF LIFE FUNDS INTERNATIONAL EQUITY FUND, TRINITY TOWER, 9 THOMAS MORE STREET, LONDON, E1 9YT	323	κ. Ψαθάς Κωνσταντίνος
20	TIAA-CREF MUTUAL FUNDS INTERNATIONAL EQUITY FUND, TRINITY TOWER, 9 THOMAS MORE STREET, LONDON, E1 9YT	651	κ. Ψαθάς Κωνσταντίνος
21	NATIONAL MUTUAL LIFE NMP RE SSGA EUROPE TRINITY TOWER, 9 THOMAS MORE STREET, LONDON, E1 9YT	4.500	κ. Ψαθάς Κωνσταντίνος
22	BARCLAYS EUROPE EX-UK EQUITY INDEX FUND TRINITY TOWER, 9 THOMAS MORE STREET, LONDON, E1 9YT	5.080	κ. Ψαθάς Κωνσταντίνος
23	GNA-ZVG1 GREECE MSCI EMERGING MARKETS INDEX COMMON TRUST FUND,2INTERNATIONAL PLACE MA, TAX STATUS : USA , 02110	56.698	κ. Χουζούρης Ιωάννης
24	GNA-GP90 STATE OF MINNESOTA STATE EMPLOYEES RETIREMENT PLAN, 590 PARK STREET 2ND FLOORSAINT PAUL, MN 55103, Η.Π.Α.	7.574	κ. Χουζούρης Ιωάννης
25	LDN-HKGY NATIONAL WESTMINISTER LIFE ASSURANCE LIMITED, PO BOX 886 TRINITY QUAY AVIN STREETBF, BS99 5LJ, ΜΕΓΑΛΗ ΒΡΕΤΑΝΙΑ	21.875	κ. Χουζούρης Ιωάννης
26	GNA-SB7A SSGA WORLD FUNDS, 770 SHERBROOKE ST WEST MONTREAL, H3A-1G1, ΚΑΝΑΔΑΣ	550	κ. Χουζούρης Ιωάννης
27	GNA-SW7G CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, 400 P STREET, CA , 95812-2749, Η.Π.Α.	56.480	κ. Χουζούρης Ιωάννης

28	GNA-TC39 CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM, 7667 FOLSOM BLVD, CA 95826, Η.Π.Α.	32.850	κ. Χουζούρης Ιωάννης
29	GNA-TC4U CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM, 31ST FLOOR, CA 95826, Η.Π.Α.	17.980	κ. Χουζούρης Ιωάννης
30	GNA-UKP5 BELISOUTH CORPORATION MASTER PENSION TRUST, 1155 REACHTREE STATLANTA, GA 30309, Η.Π.Α.	3.360	κ. Χουζούρης Ιωάννης
31	GNA-ZVGD STATE STREET BANK AND TRUST FUNDS FOR EMPLOYEE TRUSTS, 225 FRANKLIN STREET, MA 02110, Η.Π.Α.	11.090	κ. Χουζούρης Ιωάννης
32	GNA-ZVGE STATE STREET BANK AND TRUST FUNDS FOR EMPLOYEE TRUST, 225 FRANKLIN STREET, MA 02110, Η.Π.Α.	59.142	κ. Χουζούρης Ιωάννης
33	GNA-ZVM2 STATE STREET BANK AND TRUST FUNDS FOR EMPLOYEE TRUST, 225 FRANKLIN STREETBOSTON, MA 02110, Η.Π.Α.	3.340	κ. Χουζούρης Ιωάννης
34	GNA-ZV3E STATE STREET BANK AND TRUST FUNDS FOR EMPLOYEE TRUSTS, 225 FRANKLIN STREETBOSTON, MA 02110, Η.Π.Α.	19.318	κ. Χουζούρης Ιωάννης
35	GNA-4056 INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT 1818 H ST NWWASHINGTON, DC 20433, Η.Π.Α.	216	κ. Χουζούρης Ιωάννης
36	56Z5 GLOBAL ADVISORS UK LTD CONTINENTAL EUROPE UNAUTHORISED UNIT TRUST ALMACK HOUSE 20 KING STREET, SWIY6QW ENGLAND TAX., ΜΕΓΑΛΗ ΒΡΕΤΑΝΙΑ	1.760	κ. Χουζούρης Ιωάννης
37	GNA-57XA IBM TAX DEFERRED SAVINGS PLAN 1 NEW ORCHARD ROADRMONK, NY 10504, Η.Π.Α.	3.695	κ. Χουζούρης Ιωάννης
38	GNA-4074 INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT 1818 H ST NWWASHINGTON, DC 20433, Η.Π.Α.	3.024	κ. Χουζούρης Ιωάννης
39	AUS – 7FDN THE MUTUAL AID ASSOCIATION OF PREFECTURAL GOVERNMENT PERSONNEL 2-4-9 HIRAKAWACHO CHIYODA-KO, 102-8601, ΙΑΠΩΝΙΑ	526	κ. Χουζούρης Ιωάννης
40	AUS – 7FE1 GOVERNMENT PENSION INVESTMENT FUND, NITTOCHI BLDG, 1-4-1 KASUMIGASEKICHIYO, 100-8985, ΙΑΠΩΝΙΑ	14.420	κ. Χουζούρης Ιωάννης
41	AUS-7FOP UFJ TRUST BANK LIMITED AS TRUSTEE FOR HITACHI FOREIGN EQUITY INDEX OPEN MOTHER FUND, 4-3 MAURNOUCHI 1-CHOMECHIYODA-KU, 100, ΙΑΠΩΝΙΑ	560	κ. Χουζούρης Ιωάννης
42	AUS-7FOX PENSION FUND ASSOCIATION FOR LOCAL ERNMENT OFFICIALS, 8-5-26 AKASAKA MINATO-KUTOKYO, 107-0052, ΙΑΠΩΝΙΑ	1.400	κ. Χουζούρης Ιωάννης
43	CF4-8CF4 ONE GROUP DIVERSIFIED INTERNATIONAL FUND, PO BOX 5142 WESTBOROUGH, MA 01581, Η.Π.Α.	19.000	κ. Χουζούρης Ιωάννης
44	THE NATIONAL TREASURY MANAGEMENT AGENCY, TREASURY BUILDING GRAND CANALSTREET 2 , ΙΡΛΑΝΔΙΑ	14.940	κ. Χουζούρης Ιωάννης
45	LUCENT TECHNOLOGIES INC MASTER PENSION TRUST, 600 MOUNTAIN AVENEUE MURRAY HILL, NEW JERSEY, 07974, Η.Π.Α.	7.020	κ. Χουζούρης Ιωάννης
46	PENSION RESERVES INVESTM.MANAG.BOARD 105 62 Η.Π.Α.	5.430	κ. Χουζούρης Ιωάννης
47	PUBLIC EMPLOYEE RETIREMENT SYSTEM OF	2.400	κ. Χουζούρης Ιωάννης

	83702, Η.Π.Α.		
48	BGI RE NATIONAL PENSION RESERVE FUND EUROZONE EQUITY INDEX FUND, TREASURY BUILDING GRAND CANALSTREET, LONDON, 2, ΙΡΛΑΝΔΙΑ	14.990	κ. Χουζούρης Ιωάννης
49	MELLON BANK N.A. CHARITABLE FOUNDATIONS COLLECTIVE INVESTMENT FUND PLAN, 595 MARKET STREETSUITE 3000, CALIFORNIA , 94105-2882, Η.Π.Α.	1.300	κ. Χουζούρης Ιωάννης
50	MASSACHUSETTS HEALTH CARE SECURITY TRUST, 84 STATE STREET SUITE 250, MA 02109, Η.Π.Α.	70	κ. Χουζούρης Ιωάννης
51	DT INTERNATIONAL STOCK INDEX FUND 595 MARKET STREET SUITE 3000 CALIFORNIA, 94105-2882, Η.Π.Α.	3.000	κ. Χουζούρης Ιωάννης
52	EB COUNTRY REPRESENTATION FUND 595 MARKET STREET SUITE 3000 CA94105-2, Η.Π.Α.	2.570	κ. Χουζούρης Ιωάννης
53	LUX-SKI2 SELECT INDEX SERIES EUROPE EQUITY FUND, 47 BOULEVARD ROYAL, L-2449, ΛΟΥΞΕΜΒΟΥΡΓΟ	1.330	κ. Χουζούρης Ιωάννης
54	GNA-SC6Z STATE OF CONNECTICUT RETIREMENT PLANS AND TRUST FUNDS 55 ELM ST, CT, 06106-1773, Η.Π.Α.	9.100	κ. Χουζούρης Ιωάννης
55	AUS-Q5HG WESTPAC INTERNATIONAL SHARE INDEX TRUST, LEVEL4 50 PITT STREET SYDNEY, NSW2000, ΑΥΣΤΡΑΛΙΑ	2.380	κ. Χουζούρης Ιωάννης
56	GNA-SB4B SSGA GREECE INDEX FUND 770 SHERBROOKE STREET WESTMONTREAL, H3A 1G1, ΚΑΝΑΔΑΣ	4.360	κ. Χουζούρης Ιωάννης
57	AUS-Q5AP POSTAL LIFE INSURANCE WELFARE CORPORATION, 1-25-1 NISHI-SHINNJUKO-KO, 163-0660, ΙΑΠΩΝΙΑ	940	κ. Χουζούρης Ιωάννης
58	AUS-Q464 SSGA EUROPE EQUITIES TRUST 338 PITT ST. SYDNEY, NSW 2000, ΑΥΣΤΡΑΛΙΑ	3.060	κ. Χουζούρης Ιωάννης
59	GNA-QP77 THE REGENTS OF THE UNIVERSITY OF CALIFORNIA, 1111 BROADWAY STE 14000AKLAND, CA 94607, Η.Π.Α.	13.040	κ. Χουζούρης Ιωάννης
60	1A1-K1A1 STATE STREET EAFE INDEX PORTFOLIO, P.O. BOX 1713 BOSTON, MA 02105, Η.Π.Α.	220	κ. Χουζούρης Ιωάννης
61	LOS ANGELES CITY EMPLOYEES RETIREMENT SYSTEM, 360 EAST SECOND STREET, 8TH FLOOR, LOS ANGELES , Η.Π.Α.	1.870	κ. Σταυρινουδάκης Χαράλαμπος
62	NTGI COMMON MONTHLY INTERCAP FUND 50 S.LASALLE, CHICAGO, IL 60675, Η.Π.Α.	500	κ. Σταυρινουδάκης Χαράλαμπος
63	NTGI COLLECTIVE MONTHLY INTERCAP EQUITY INDEX FUND – LENDING, 50 SOUTH LASSALE STR., CHICAGO, IL 60675M, Η.Π.Α.	3.950	κ. Σταυρινουδάκης Χαράλαμπος
64	NORTHERN TRUST GLOBAL INVESTMENTS-QUANTITATIVE MANAGEMENT COLLECTIVE FUNDS TRUST, 50 SOUTH LASSALE ST., CHICAGO, IL 60675 Η.Π.Α.	11.109	κ. Σταυρινουδάκης Χαράλαμπος
65	EUROBANK VALUE INDEX ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ, ΣΤΑΔΙΟΥ 10 ΑΘΗΝΑ, 10564	1.360.000	κ. Σταυρινουδάκης Χαράλαμπος
66	EUROBANK GENESIS ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ ΣΤΑΔΙΟΥ 10 ΑΘΗΝΑ, 10564	421.000	κ. Σταυρινουδάκης Χαράλαμπος
67	EUROBANK ΚΕΦΑΛΑΙΟΥ ΚΑΙ ΥΠΕΡΑΞΙΑΣ ΜΙΚΤΟ ΕΣΩΤΕΡΙΚΟΥ, ΣΤΑΔΙΟΥ 10 ΑΘΗΝΑ, 10564	66.000	κ. Σταυρινουδάκης Χαράλαμπος

68	EUROBANK ΘΕΣΜΙΚΩΝ ΧΑΡΤΟΦΥΛΑΚΙΩΝ ΑΜΟΙΒΑΙΟ ΚΕΦΑΛΑΙΟ ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ ΟΜΗΡΟΥ ΚΑΙ ΣΤΑΔΙΟΥ 10, ΑΘΗΝΑ 10564	21.000	κ. Σταυρινουδάκης Χαράλαμπος
69	ΠΕΤΡΟΥΤΣΑΣ ΑΝΑΣΤΑΣΙΟΣ ΑΣΤΙΠΑΛΑΙΑΣ 4, ΓΛΥΦΑΔΑ	5.440	-
70	ΤΑΣΟΥΛΑΣ ΕΥΑΓΓΕΛΟΣ ΕΙΡΗΝΗΣ 16, ΑΓ.ΣΤΕΦΑΝΟΣ 145 65	700	-
ΣΥΝΟΛΟ ΕΜΠΡΟΘΕΣΜΩΝ ΔΕΣΜΕΥΣΕΩΝ Γ.Σ.		**42.620.389**	58,7 %
ΣΥΝΟΛΟ ΜΕΤΟΧΩΝ		**72.647.660**	100 %

Αρχομένης της συνελεύσεως αναλαμβάνει καθήκοντα προσωρινού Προέδρου, σύμφωνα με το άρθρο 20 του Καταστατικού, ο Πρόεδρος του Διοικητικού Συμβουλίου κ. Μιχαήλ Ι. Μαΐλλης, ο οποίος προσλαμβάνει ως προσωρινό γραμματέα- ψηφολέκτη τον κ. Χαράλαμπο Α. Σταυρινουδάκη.

Ο Πρόεδρος κηρύσσει την έναρξη της συνεδρίασης και διαβάζει τον καταρτισθέντα πίνακα των δικαιουμένων να παραστούν στην Έκτακτη Γενική Συνέλευση Μετόχων και των αντιπροσώπων τους. Ευρέθησαν παρόντες άπαντες οι ανωτέρω μέτοχοι που αντιπροσωπεύουν τις έναντι εκάστου μετοχές.

Μετά τον έλεγχο των εγγράφων νομιμοποιήσεως, διαπιστώθηκε ότι τηρήθηκαν όλες οι εκ του νόμου και του Καταστατικού της εταιρείας διαδικασίες για την σύγκληση και νόμιμη συγκρότηση της παρούσας Έκτακτης Γενικής Συνέλευσης. Καμμία ένσταση δεν προβλήθηκε κατά του κύρους αυτού του πίνακα, ο οποίος και επικυρώθηκε ακόλουθα από την Γενική Συνέλευση που ευρισκόμενη σε απαρτία, δεδομένου ότι παρίστανται ή αντιπροσωπεύονται σε αυτή μέτοχοι που εκπροσωπούν 42.620.389 μετοχές επί συνόλου 72.647.660 μετοχών της εταιρείας, που αντιστοιχούν σε ποσοστό 58,7 %

Η Γενική Συνέλευση στην συνέχεια εξέλεξε πάλι ομόφωνα οριστικό Πρόεδρό της τον κ. Μιχαήλ Ι. Μαΐλλη, και Γραμματέα και ψηφολέκτη τον κ. Χαράλαμπο Α. Σταυρινουδάκη και επέτρεψε την συμμετοχή στην παρούσα Έκτακτη Γενική Συνέλευση τόσο των ανωτέρω μετόχων, που προσκόμισαν εμπρόθεσμα τις βεβαιώσεις δέσμευσης των μετοχών τους και τα έγγραφα νομιμοποίησής τους, όσο και των κατωτέρω μετόχων, που προσκόμισαν εκπρόθεσμα μέχρι και σήμερα βεβαιώσεις δέσμευσης των μετοχών τους καθώς και τα έγγραφα νομιμοποιήσεώς τους:

ΠΙΝΑΚΑΣ ΕΚΠΡΟΘΕΣΜΩΝ ΓΙΑ ΤΗΝ ΕΚΤΑΚΤΗ ΓΕΝΙΚΗ ΣΥΝΕΛΕΥΣΗ 31/03/2003

	Μέτοχος	Αριθμός Μετοχών & Ψήφων	Αντιπρόσωπος
1	Α/Κ ΔΗΛΟΣ BLUE CHIPS ΕΠΙΛΕΓΜΕΝΩΝ ΑΞΙΩΝ ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ, ΣΤΑΔΙΟΥ 33, ΑΘΗΝΑ	1.300.000	κ. Γουνελάς Ηλίας
2	ΔΗΛΟΣ SMALL-CAP ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ, ΣΤΑΔΙΟΥ 33, ΑΘΗΝΑ	550.000	κ. Γουνελάς Ηλίας
3	ΔΗΛΟΣ Α/Κ ΠΕΤ-ΟΤΕ ΜΙΚΤΟ ΔΙΕΘΝΕΣ ΣΤΑΔΙΟΥ 33, 102 10 ΑΘΗΝΑ	1.000	κ. Γουνελάς Ηλίας
4	ARROW Α.Ε.ΕΧ. ΚΑΝΑΡΗ 24, 10674 ΑΘΗΝΑ	14.520	κ.Σταυρινουδάκης Χαράλαμπος
5	ΕΠΕΝΔΥΣΕΙΣ ΕΡΓΑΣΙΑΣ Α.Ε. ΠΑΝΕΠΙΣΤΗΜΙΟΥ 13, 105 64 ΑΘΗΝΑ	320.000	κ. Μαΐλλης Μιχαήλ
6	ΕΛΛΗΝΙΚΗ ΕΤΑΙΡΙΑ ΕΠΕΝΔΥΣΕΩΝ ΧΑΡΤΟΦΥΛΑΚΙΟΥ Α.Ε. ΒΑΛΑΩΡΙΤΟΥ 17 106 71 ΑΘΗΝΑ	132.000	κ.Πολυχρόνης Παναγιώτης



	ΣΥΝΟΛΟ ΕΚΠΡΟΘΕΣΜΩΝ ΔΕΣΜΕΥΣΕΩΝ Γ.Σ.	2.317.520	3,2 %
	ΣΥΝΟΛΟ ΜΕΤΟΧΩΝ	72.647.660	100 %

Σημειώνεται ότι με την συμμετοχή των ανωτέρω μετόχων το σύνολο των μετοχών που παρίστανται ή αντιπροσωπεύονται στην παρούσα Γενική Συνέλευση ανέρχεται σε 44.937.909 επί συνόλου 72.647.660 μετοχών, που αντιστοιχούν σε ποσοστό 61,86 %

Ακολούθως διαβάστηκε η πρόσκληση που δημοσιεύθηκε και διανεμήθηκε στους Μετόχους και αρχίζει η συζήτηση των θεμάτων της Ημερησίας Διάταξης:

ΘΕΜΑ 1ο

ΛΗΞΗ ΠΕΡΙΟΔΟΥ ΑΓΟΡΑΣ ΙΔΙΩΝ ΜΕΤΟΧΩΝ ΠΟΥ ΑΠΟΦΑΣΙΣΤΗΚΕ ΜΕ ΤΗΝ ΑΠΟ 6.6.2002 ΤΑΚΤΙΚΗ ΓΕΝΙΚΗ ΣΥΝΕΛΕΥΣΗ ΤΩΝ ΜΕΤΟΧΩΝ ΚΑΙ ΑΝΑΚΟΙΝΩΣΗ ΤΟΥ ΚΑΤΑΛΟΓΟΥ ΤΩΝ ΜΕΤΟΧΩΝ ΑΠΟ ΤΟΥΣ ΟΠΟΙΟΥΣ ΠΡΟΗΛΘΑΝ ΟΙ ΑΓΟΡΑΣΘΕΙΣΕΣ ΜΕΤΟΧΕΣ.

Ο Πρόεδρος της Γενικής Συνέλευσης ενημερώνει τους κ.κ. μετόχους επί της προτάσεως του Διοικητικού Συμβουλίου της εταιρίας σχετικά με την ανάγκη πρόωρης λήξης της περιόδου αγοράς ιδίων μετοχών, που είχε αποφασιστεί με την από 6.6.2002 απόφαση της Τακτικής Γενικής Συνέλευσης των μετόχων και είχε οριστεί με την από 17.06.2002 συνεδρίασή του Διοικητικού Συμβουλίου από 08.07.2002 έως την 05.06.2003, προκειμένου να ληφθεί νέα απόφαση για αγορά ιδίων μετοχών.

Η Γενική Συνέλευση αποφάσισε ομόφωνα η ως άνω περίοδος αγοράς ιδίων μετοχών να λήξει σήμερα.

Ο Πρόεδρος της Γενικής Συνέλευσης ενημέρωσε τους κ.κ. μετόχους ότι κατά το χρονικό διάστημα από 8 Ιουλίου 2002 μέχρι σήμερα αγοράστηκαν από την εταιρεία 614.650 ίδιες μετοχές με μέση τιμή κτήσης ΕΥΡΩ τέσσερα και 0,51 (€ 4,51), που αντιστοιχούν σε ποσοστό 0,84 % του συνολικού μετοχικού κεφαλαίου της εταιρείας. Επίσης ο Πρόεδρος της Γενικής Συνέλευσης γνώρισε στους κ.κ. μετόχους τον κατάλογο των μετόχων από τους οποίου προήλθαν οι ως άνω αγορασθείσες μετοχές.

ΘΕΜΑ 2ο

ΛΗΨΗ ΝΕΑΣ ΑΠΟΦΑΣΗΣ ΑΓΟΡΑΣ ΙΔΙΩΝ ΜΕΤΟΧΩΝ ΣΥΜΦΩΝΑ ΜΕ ΤΟ ΑΡΘΡΟ 16 ΠΑΡ. 5 ΚΑΙ 6 ΤΟΥ Κ.Ν. 2190/1920

Ο Πρόεδρος της Γενικής Συνέλευσης ενημερώνει τους κ.κ. μετόχους επί της προτάσεως του Διοικητικού Συμβουλίου της εταιρίας για τη λήψη νέας απόφασης Αγοράς Ιδίων Μετοχών σύμφωνα με το άρθρο 16 παρ. 5 και 6 του Κ.Ν. 2190/1920, με σκοπό την περαιτέρω στήριξη της χρηματιστηριακής αξίας της μετοχής, με κατώτατη τιμή αγοράς το ποσό του ενός ΕΥΡΩ και ανώτατη το ποσό των εννέα ΕΥΡΩ.

Στην συνέχεια το λόγο πήρε ο μέτοχος κ. Τασούλας Ευάγγελος και διατύπωσε την διαφωνία του σχετικά με την κατώτατη τιμή αγοράς ιδίων του ενός ΕΥΡΩ, θεωρώντας την πολύ χαμηλή. Ακολούθησε συζήτηση μεταξύ των παρευρισκομένων μετόχων σχετικά με το θέμα αυτό.

Η Γενική Συνέλευση ακολούθως αποφάσισε με 44.937.209 ψήφους υπέρ και 700 ψήφους του μετόχου κ. Τασούλα Ευαγγέλου κατά, όπως η εταιρεία προβεί εκ νέου σε Αγορά Ιδίων Μετοχών σύμφωνα με το άρθρο 16 παρ. 5 και 6 του Κ.Ν. 2190/1920, με σκοπό την στήριξη της χρηματιστηριακής αξίας της μετοχής, μέχρι ποσοστού 6,90% του συνολικού αριθμού των μετοχών, ήτοι μέχρι 5.012.688 μετοχές, εντός των προσεχών 12 μηνών από σήμερα, με ανώτατη τιμή εννέα ΕΥΡΩ (€ 9,00) και κατώτατη ένα ΕΥΡΩ (€ 1,00), ανά μετοχή.

ΘΕΜΑ 3ο

ΑΛΛΑΓΗ ΕΔΡΑΣ ΤΗΣ ΕΤΑΙΡΕΙΑΣ ΜΕ ΑΝΤΙΣΤΟΙΧΗ ΤΡΟΠΟΠΟΙΗΣΗ ΤΟΥ ΑΡΘΡΟΥ 2 ΤΟΥ ΚΑΤΑΣΤΑΤΙΚΟΥ.

Ο Πρόεδρος της Γενικής Συνέλευσης ενημέρωσε τους κ.κ. μετόχους επί της προτάσεως του Διοικητικού Συμβουλίου της εταιρίας σχετικά με την ανάγκη τροποποιήσεως του άρθρου 2 του Καταστατικού της και συγκεκριμένα για την αλλαγή της έδρας της εταιρείας.

Στην συνέχεια η Γενική Συνέλευση αποφάσισε ομόφωνα να αλλάξει ή έδρα της εταιρείας και ειδικότερα να μεταφερθεί από τον Δήμο Αμαρουσίου Αττικής στον Δήμο Κηφισιάς Αττικής.

Σε ακολουθία αυτής της απόφασης η Γενική Συνέλευση αποφάσισε την τροποποίηση του άρθρου 2 του Καταστατικού της εταιρείας ως ακολούθως:

« Άρθρο 2

'Εδρα της εταιρείας ορίζεται ο Δήμος Κηφισιάς Αττικής. Με απόφαση του Διοικητικού Συμβουλίου η εταιρεία μπορεί να ιδρύει και να διατηρεί υποκαταστήματα στην Θεσσαλονίκη ή άλλες πόλεις της Ελλάδος ή της αλλοδαπής.»

Η Γενική συνέλευση εξουσιοδοτεί τον Πρόεδρο του Διοικητικού Συμβουλίου να προβεί σε κωδικοποίηση του Καταστατικού η οποία να ενσωματώνει και την παρούσα τροποποίηση μαζί με τις προγενέστερες προκειμένου να δημοσιευθεί σύμφωνα με το άρθρο 7β παρ. 11 του Ν. 2190/1920 και τον Πρόεδρο ή τον Γραμματέα του Διοικητικού Συμβουλίου να προβεί στην υποβολή των κατά νόμο εγγράφων στην Εποπτεύουσα Αρχή και να μεριμνήσει για την έγκριση της τροποποιήσεως και την τήρηση των διατυπώσεων δημοσιότητας.

Ακολούθως, και δεδομένου ότι δεν υπήρχε άλλο θέμα στην Ημερήσια Διάταξη, ούτε κανείς από τους παρισταμένους είχε καμμία αντίρρηση ή να προσθέσει ο,τιδήποτε, ο Πρόεδρος κήρυξε την λήξη των εργασιών της Έκτακτης Γενικής Συνελεύσεως.

Προς πιστοποίηση των ανωτέρω συντάχθηκε το πρακτικό αυτό, το οποίο υπογράφεται από τον Πρόεδρο και τον Γραμματέα της Γενικής Συνέλευσης.

Ο ΠΡΟΕΔΡΟΣ	Ο ΓΡΑΜΜΑΤΕΑΣ
(υπογραφή)	(υπογραφή)
ΜΙΧΑΗΛ Ι. ΜΑΪΛΛΗΣ	ΧΑΡΑΛΑΜΠΟΣ Α. ΣΤΑΥΡΙΝΟΥΔΑΚΗΣ

Ακριβές αντίγραφο αυθημερόν,
Ο Πρόεδρος της Γενικής Συνέλευσης.

ΜΙΧΑΗΛ Ι. ΜΑΪΛΛΗΣ

I hereby confirm that this is a true copy of the original.

Athens, 27th June 2003

THE CONFIRMING LAWYER

P. KOURLIMPINI
LAWYER LL.M.

M. J. MAILLIS S.A.

SUMMARISED BALANCE SHEET AS AT 31 MARCH 2003 ATHENS P.C.S.A. 2716/06/B/86/43 (AMOUNTS IN EURO)

ASSETS	31/03/2003	31/03/2002	CAPITAL AND LIABILITIES	31/03/2003	31/03/2002
B. PRE OPERATING COSTS			A. CAPITAL & RESERVES		
Acquisition Cost	38.220.000	35.610.524	Share Capital		
Less: Depreciation until 31/03/2003	22.529.044	16.790.300	(72.647.660 sh. X 0,76 euro)	55.212.222	53.142.979
Net Value	15.690.956	18.820.224	Share premium reserve	144.877.197	145.334.489
C. FIXED ASSETS			Differences of revaluation--		
Acquisition Cost	101.441.543	94.497.836	Investent subsidies	5.731.458	9.235.822
Less: Depreciation until 31/03/2003	44.837.183	35.808.870	Reserves	18.661.636	21.433.038
Net Value	56.604.360	58.688.966	Own shares in hand	(11.834.218)	(8.192.335)
Participation and other			Retained Profits	(1.081.494)	68.970
long term acquisitions	150.169.763	106.831.346	Profit 1/1-31/3/2003	110.801	667.837
Total Fixed Assets	206.774.123	165.520.312	Total Capital & Reserves	211.677.602	221.690.800
D. CURRENT ASSETS			B. PROVISIONS FOR RISK	3.319.208	571.481
Inventories	16.785.217	13.215.280	C. LIABILITIES		
Receivables	90.834.456	98.137.575	Long-term Liabilities	82.869.152	49.494.497
Securities	1.245.665	4.550.756	Short - term Liabilities	42.124.042	60.194.206
Cash	6.422.931	33.284.009	Total Liabilities	124.993.194	109.688.703
Total Current Assets	115.288.269	149.187.620	D. ACCRUALS & DEFERRED INCOME	1.816.783	4.814.846
E. PREPAYMENTS & ACCRUED INCOME	4.053.439	3.237.674	GRAND TOTAL CAPITAL AND		
GRAND TOTAL ASSETS	341.806.787	336.765.830	LIABILITIES	341.806.787	336.765.830

NOTES:
1) Net Fixed Asset investments increased approximately 1.020.000 eur in the period of 1 January to March 2003.
2) The company has been tax audited up to the year ended 31 December, 2001.
3) Encumbrances on the company/ s fixed assets as at 31 March, 2003 not exist.
4) The previous fixed assets revaluation of land and buildings was carried out at 31 December, 2000, in accordance with law 2065/92 as amended by article 20 of law 2443/96.
5) The number of employees of the company at 31 March, 2003 were 402.
6) The company has made the necessary provisions for accrued expenses and accrued income as at 31 March 2003.
7) The company consistently followed the fundamental accounting principles used in financial statements for the 2002 year.
8) *The depreciation charge for the period 1/1-31/3/2003 amounted eur 4.061.307 compared to eur 4.135.976 for the period 1/1-31/3/2002 and is accordingly* allocated as follows: eur 2.384.136 to production cost compared to eur 2.347.086, eur 1.674.068 to administration expenses compared to eur 1.781.546 and eur 3.103 to selling expenses compared to eur 7.344.

SUMMARISED FORIT AND LOSS ACCOUNT FOR THE PERIOD 1 JANUARY - 31 MARCH 2003

	01/01/2003-31/03/2003		01/01/2002-31/03/2002	
I. OPERATING RESULTS				
Turnover (net sales)		22.900.988		21.917.732
Less: Cost of Sales		18.305.222		17.042.967
Gross margin profit or (loss)		4.595.766		4.874.765
Plus: Other operating income		309.105		91.052
Total		4.904.871		4.965.817
Less: 1. Administrative expenses	2.768.708		2.386.019	
3. Distribution expenses	1.987.778	4.756.486	2.325.857	4.711.876
Subtotal profit or (loss)		148.385		253.941
Plus: 3. Profit from sale of bonds	0		99	
4. Interest & other similar inc.	786.659	786.659	704.529	704.628
Less:				
1. Participation and securities value decline allowances	64.078		64.078	
2. Expenses and losses from participations and securities	81.269		81.269	
3. Interest & other similar exp.	781.853	(927.200)	592.302	(737.649)
Total operating results (profits)		7.844		220.920
II. PLUS: EXTRAORDINARY RESULTS				
1. Extraordinary and non-operation income	654.222		825.862	
2. Prior year profits	143.550		2.935	
3. Income prior period	781	798.553	36.756	865.553
Less:				
1. Extraordinary and non-operating expenses	653.894		350.635	
3. Prior year expenses	41.702	(695.596)	68.001	(418.636)
Total operating & non-operating results		110.801		667.837
LESS:				
Total depreciation	4.061.307		4.135.976	
Less: Depreciation charged to operation cost	4.061.307	0	4.135.976	0
NET PROFIT BEFORE TAXES		110.801		667.837

Marousi, May 26, 2003

CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR	CHIEF FINANCIAL OFFICER & MEMBER OF THE BOARD OF DIRECTORS	FINANCIAL MANAGER	ACCOUNTING MANAGER
MICHAEL J. MAILLIS	CHARALAMBOS STAVRINOUDAKIS	PETROS I. DELIS	NIKOLAOS V. MAROULIS
ID. No Φ 020206	ID. No Σ 208194	ID. No P 578226	Reg. No 9997046629-A΄ CLASS

KRONOS S.A.

03 JUL -2 AM 7:21

M. J. MAILLIS S.A.

CONSOLIDATED SUMMARISED BALANCE SHEET AS AT 31 MARCH 2003 ATHENS P.C.S.A. 2716/06/B/86/43 (AMOUNTS IN EURO)

ASSETS	31/03/2003	31/03/2002
B. PRE OPERATING COSTS		
Acquisition Cost	61.119.074	60.056.726
Less: Depreceiation until 31/03/2003	26.850.103	20.338.725
Net Value	34.268.971	39.718.001
C. FIXED ASSETS		
Acquisition Cost	218.083.393	202.886.726
Less: Depreciation until 31/03/2003	92.550.477	77.748.977
Net Value	125.532.916	125.137.749
Participation and other logn term acquisitions	900.172	215.513
Total Fixed Assets	126.433.088	125.353.262
D. CURRENT ASSETS		
Inventories	71.724.071	61.733.988
Receivables	89.694.422	92.202.678
Securities	1.567.389	5.408.363
Cash	16.099.985	47.058.834
Total Current Assets	179.085.867	206.403.863
E. PREPAYMENTS & ACCRUED INCOME	6.316.490	5.388.743
GRAND TOTAL ASSETS	346.104.416	376.863.869

CAPITAL AND LIABILITIES	31/03/2003	31/03/2002
A. CAPITAL & RESERVES		
Share Capital (72.647.660 sh. X 0,76)	55.212.222	53.142.979
Share premium reserve	144.877.197	145.334.489
Differences of revaluation-investment subsidies	11.536.421	11.998.891
Reserves	22.145.180	32.581.794
Own shares in hand	(11.834.218)	(8.192.335)
Retained Profits	13.240.710	5.862.117
Exchange differences from translation of subsidiaries	(5)	104.915
Profit 31/03/2003	5.504.112	7.399.906
Goodwill on acquisition of subsidiaries	(120.855.102)	(90.560.991)
Minority interests	2.496.723	2.884.478
Total Capital & Reserves	122.323.240	160.556.243
B. PROVISIONS FOR RISK & EXPENSES	6.839.650	2.739.709
C. LIABILITIES		
Long-term Liabilities	97.085.959	75.995.477
Short-term Liabilities	115.064.059	132.160.221
Total Liabilities	212.150.018	208.155.698
D. ACCRUALS & DEFERRED INCOME	4.791.508	5.412.219
GRAND TOTAL CAPITAL AND LIABILITIES	346.104.416	376.863.869

NOTES:

1. The companies included in the above consolidation are the following: A) M.J.MAILLIS S.A. (parent company) B) Directly controlled Companies STRAPTECH S.A. (99,0%),M.J.MAILLIS BULGARIA EOOD (100%),M.J.MAILLIS ROMANIA S.A. (81,7%), HELERO BV (100%), M.J.MAILLIS FRANCE SAS (99.99%), MARFLEX M.J.MAILLIS GROUP SPZOO (100%), M.J.MAILLIS ESPANA SL (100%), M.J.MAILLIS CZECH SRO (100%), M.J.MAILLIS ALBANIA LTD (100%), DANUBIA PACK M.J.MAILLIS GROUP KFT (100%), EUROPACK SA (100%), COLUMBIA SRL (60%), CONTIPAK GMBH (100%), OY M.J.MAILLIS FINLAND AB (100%), M.J.MAILLIS SVERIGE AB (100%), M.J.MAILLIS HOLDING GMBH (100%), SANDER B.V.(100%) C) Indirectly controlled Companies M.J.MAILLIS U.K. LTD (100%), SIAT SPA (100%), GRAMEGNA SPA (100%), SICME SRL (60%), SIAT BENELUX (51%), COMBI PACKAGING SYSTEMS (50%), MEGA SRL (70%), TAM SRL (71%), SIAT USA (100%), M.J.MAILLIS SANDER GMBH (100%), SANDER GMBH &CO KG (100%), SANDER NV (100%), WULFTEC INTERNATIONAL INC (100%), MAILLIS STRAPPING NETWORK LLP (45%). The above mentioned companies have been consolidated according to the full consolidation method as provided by the articles 90 to 109 of CL 2190/1920 "Referring to Companies" ,except from Combi Packaging Systems which has been consolidated as a joint venture and Maillis Strapping Network which has been consolidated according to the Equity Method
2. As at 31 March, 2003 no encumbrances exist on company's fixed assets.
3. The result included in the consolidated profit and loss account, which relate to subsidiaries registered in Eastern Europe, has been translated at the average exchange rate of the period 01/01 - 31/03/2003.
4. The latest revaluation of land and buildings of the parent company was carried out at 31 December 2000, in accordance with law 2065/92 as amended by the article 20 of law 2443/96.
5. The number of employees of the Group as at 31 March, 2003 was 2.037.
6. The group, consistently, followed the fundamental accounting principles used in the financial statements of year 2002.
7. The consolidated Equity of M.J.MAILLIS Group appears decreased by Euros 121 mil. due to the fact that Goodwill ,arising from acquisitions, is shown as a deduction from Equity. If Goodwill was presented in the assets side of the balance sheet, as the allowed alternative permits, consolidated Equity would amount to Euros 243 mil.

CONSOLIDATED SUMMARISED PROFIT AND LOSS ACCOUNT FOR THE PERIOD 1 JANUARY - 31 MARCH 2003

		31/03/2003		31/03/2002
I. OPERATING RESULTS				
Turnover (net sales)		77.567.230		77.156.932
Less: Cost of Sales		55.672.343		54.369.149
Gross margin profit		21.894.887		22.787.783
Plus: Other operating income		575.477		153.226
Total		22.470.364		22.941.009
Less: 1. Administrative expenses	6.132.491		5.767.633	
3. Distribution expenses	9.536.007	15.668.498	9.451.726	15.219.359
Subtotal profit		6.801.866		7.721.650
Plus: 3. Profit from sale of bonds	0		99	
4. Interest & other similar inc.	1.016.874	1.016.874	776.661	776.760
Less:				
1. Participation and securities value decline allowances	64.078		64.078	
2. Expenses and losses from participations and securities	81.269		81.269	
3. Interest & other similar exp.	2.105.249	(2.250.596)	1.876.789	(2.022.136)
Total operating results (profits)		5.568.145		6.476.274
II. PLUS: EXTRAORDINARY RESULTS				
1. Extraordinary and non - operating income	2.018.193		2.065.359	
2. Prior year profits	143.550		2.935	
3. Prior year income	4.383	2.166.126	49.617	2.117.911
Less:				
1. Extraordinary and non-operating expenses	2.060.199		1.028.134	
3. Prior year expenses	65.926	(2.126.125)	110.712	(1.138.846)
Total operating & non-operating results		5.608.146		7.455.339
LESS:				
Total depreciation	6.929.338		6.035.079	
Less: Depreciation charged to operation cost	6.929.338	0	6.035.079	0
NET PROFIT BEFORE TAXES		5.608.146		7.455.339
Less: Share of minority interest		104.034		55.435
NET PROFIT BEFORE TAXES AND AFTER MINORITY INTEREST		5.504.112		7.399.904

Marousi, May 26, 2003

CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR	CHIEF FINANCIAL OFFICER & MEMBER OF THE BOARD OF DIRECTORS	GROUP FINANCIAL CONTROLLER	ACCOUNTING MANAGER
MICHAEL J. MAILLIS	CHARALAMBOS STAVRINOUDAKIS	SOTIRIOS I. LEONARDOS	NIKOLAOS V. MAROULIS
ID. No Φ 020206	ID. No Σ 208194	ID. No Π 325521	Reg. No 9997046629 - A' CLASS

KRONOS S.A.